As filed with the Securities and Exchange Commission on May 15, 2000

Registration No. 333-________

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Spartan Stores, Inc.

(Exact Name of Registrant as Specified in its Charter)

Michigan	**5140**	**38-0593940**
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

850 76th Street, SW
P.O. Box 8700
Grand Rapids, Michigan 49518
(616) 878-2000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

James B. Meyer
President and Chief Executive Officer
Spartan Stores, Inc.
850 76th Street, SW
P.O. Box 8700
Grand Rapids, Michigan 49518
(616) 878-2000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Alex J. DeYonker	**John J. Jenkins**	**Gary D. Sikkema**
Warner Norcross & Judd LLP	**Calfee, Halter & Griswold LLP**	**Spengler Nathanson PLL**
900 Old Kent Building	**1400 McDonald Investment Center**	**608 Madison Avenue**
111 Lyon Street, NW	**800 Superior Avenue**	**Suite 1000**
Grand Rapids, Michigan 49503-2487	**Cleveland, Ohio 44114-2688**	**Toledo, Ohio 43604-1169**
(616) 752-2140	**(216) 622-8200**	**(419) 252-6214**

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and the conditions in the merger agreement described herein are satisfied or waived.

If any of the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ______________

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ______________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, no par value	6,712,755 shares	$16.59375 (1)	$111,389,778.28 (1)	$29,406.91

(1) The registration fee has been computed pursuant to Rule 457(c) and Rule 457(f)(1). Pursuant to that rule, the proposed maximum aggregate offering price is based on the average of the high and low sales prices of Seaway Food Town, Inc. common stock, without par value, as reported on the Nasdaq National Market on May 9, 2000. This average was $16.59375 per share.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, dated May 15, 2000

[SPARTAN STORES LOGO]

PROSPECTUS AND PROXY STATEMENT
OF
SPARTAN STORES, INC.

[SEAWAY LOGO]

PROXY STATEMENT
OF
SEAWAY FOOD TOWN, INC.

MERGER PROPOSAL - YOUR VOTE IS VERY IMPORTANT

The boards of directors of Spartan Stores, Inc. and Seaway Food Town, Inc. unanimously have approved a merger of Seaway and Spartan Stores. In connection with the merger, each outstanding share of Spartan Stores Class A common stock, $2.00 par value, will be converted into one share of Spartan Stores common stock, no par value. Spartan Stores will declare a stock split through a dividend of 0.336 shares of Spartan Stores common stock for each share of Spartan Stores common stock outstanding immediately before the merger. In the merger, Spartan Stores will issue one share of Spartan Stores common stock and $5.00 in cash to the shareholders of Seaway in exchange for each share of Seaway common stock outstanding immediately before the merger. After the merger, Seaway will be a wholly owned subsidiary of Spartan Stores. Spartan Stores will have approximately 20 million shares of common stock outstanding. The Spartan Stores common stock will be listed for trading on Nasdaq. The Spartan Stores common stock will be owned approximately 33.5% by the current shareholders of Seaway and 66.5% by the current shareholders of Spartan Stores.

We cannot complete the merger unless the Seaway shareholders vote to adopt the merger agreement and the Spartan Stores shareholders vote to approve amendments to Spartan Stores' articles of incorporation and bylaws. Each company is holding a meeting of shareholders to vote on these and other important matters. YOUR VOTE IS VERY IMPORTANT.

This document is a proxy statement for both Spartan Stores and Seaway to use in soliciting proxies for our shareholders meetings. This document also is a prospectus of Spartan Stores for its offering of Spartan Stores common stock to Seaway shareholders in the proposed merger. It contains important information concerning Spartan Stores, Seaway, the terms of the proposed merger, and the conditions that must be satisfied before the merger can occur. A copy of the merger agreement is attached as Annex A. Copies of the proposed articles of incorporation and bylaws of Spartan Stores are attached as Annex B. We encourage you to read these documents carefully.

We are very enthusiastic about this merger. On behalf of the boards of both companies, we urge the shareholders of Seaway to vote in favor of the proposed merger and the shareholders of Spartan Stores to vote in favor of the proposed amendments to the articles of incorporation and bylaws of Spartan Stores.

James B. Meyer
President and Chief Executive Officer
. *Spartan Stores, Inc.*

Richard B. Iott
President and Chief Executive Officer
Seaway Food Town, Inc.

Consider the "Risk Factors" described beginning on page ____ of this document.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Spartan Stores common stock to be issued under this document or determined if this document is adequate or accurate. Any representation to the contrary is a criminal offense.

The date of this prospectus and joint proxy statement is ______________, 2000.
It is being mailed to shareholders of Seaway and Spartan Stores on or about ________, 2000.

TABLE OF CONTENTS

(Table of Contents continued on next page)

This prospectus and joint proxy statement incorporates business and financial information about Seaway Food Town and Spartan Stores that is not included in or delivered with this document. This information is available without charge upon written or oral request. You may request this information from:

Spartan Stores, Inc.
850 76th Street, SW
P.O. Box 8700
Grand Rapids, Michigan 49518
Telephone (616) 878-2000
Attn: Chief Financial Officer

Seaway Food Town, Inc.
1020 Ford Street
Maumee, Ohio 43537
Telephone (419) 893-9401
Attn: Chief Financial Officer

To obtain timely delivery, you must request such information no later than ____________, 2000.

See "Where You Can Find More Information" on page _____ for more information on the documents referred to in this document.

ANNEXES

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q. *What is the proposed transaction?*

A. Spartan Stores and Seaway have agreed to a merger in which Seaway will become a wholly owned subsidiary of Spartan Stores. Seaway and Spartan Stores expect to accomplish this transaction by merging Seaway with a newly organized subsidiary of Spartan Stores.

Q. *What will I receive in the merger?*

A. If you are a holder of Seaway common stock, you will be entitled to receive one new share of Spartan Stores common stock for each share of Seaway common stock that you owned prior to the merger, plus a cash payment of $5.00 per share. If you are a holder of Spartan Stores Class A common stock, your shares will be reclassified into the same amount of new Spartan Stores common stock, and you will also be entitled to receive a dividend of 0.336 shares of new Spartan Stores common stock for each share that you own.

After the merger, current Spartan Stores shareholders will own approximately 66.5% of Spartan Stores, and current Seaway shareholders will own approximately 33.5% of Spartan Stores.

Q. *Will the shares that I receive in the merger be publicly traded?*

A. Yes. As a condition to completing the merger, Spartan Stores common stock will be authorized for listing on Nasdaq. Spartan Stores has requested the stock trading symbol [**SPTN**]. The price and volume of trading in the stock will be subject to the public market risks on Nasdaq.

Q. *How will the merger affect my dividends?*

A. The payment of dividends by Spartan Stores after the merger will be determined by its board of directors. We anticipate that Spartan Stores will not pay any dividends for the foreseeable future after the merger, but will invest any net earnings in its operations and to acquire additional retail operations.

Q. *What do I need to do to get my shares of Spartan Stores common stock and any cash payment?*

A. After the merger is completed, we will send Seaway shareholders written instructions for exchanging their shares for shares of Spartan Stores common stock and the $5.00 per share cash payment. *If you hold Seaway shares in certificate form, you should not send in your share certificates now.*

After the merger is completed, we will send Spartan Stores shareholders written instructions for exchanging their certificates for Class A common stock for new share certificates for the same number of shares of new Spartan Stores common stock. Spartan Stores shareholders will also receive new certificates representing the shares of new Spartan Stores common stock issued as a stock dividend.

Q. *Can the value of the transaction change between now and when the merger is completed?*

A. Yes. Both holders of the Seaway common stock and Spartan Stores common stock will own a fixed number of shares of the combined company following the merger. At the time of the merger, the market value of shares of the combined company will reflect the valuation of the combined company rather than independent valuations of Seaway and Spartan Stores. Therefore, the value of the combined company common stock at the time of the merger will reflect changes in the financial position of Spartan Stores and Seaway that occur before the merger, whether positive or negative.

The value of the cash part of the consideration is fixed, and will not fluctuate. Seaway shareholders will receive $5.00 per share in cash regardless of changes in the financial position of Seaway and Spartan Stores occurring before the merger.

For additional information, see "Opinion of Seaway's Financial Advisor" beginning on page ___ and "Opinion of Spartan Stores' Financial Advisor" beginning on page ___.

Q. How do I vote?

A. You may vote by indicating on the enclosed proxy card how you want to vote, and signing and mailing the proxy card in the enclosed prepaid return envelope. Please vote as soon as possible to ensure that your shares are represented at the meeting. You can also vote in person at your company's shareholders meeting.

Q. *What vote is required to approve the merger?*

A. The merger must be approved by a majority of the outstanding shares of Seaway common stock.

Approval of the merger by Spartan Stores shareholders is not required, but certain amendments to Spartan Stores' articles of incorporation and bylaws necessary to complete the merger must be approved by a majority of the outstanding shares of Spartan Stores Class A common stock.

Q. *If my shares are held in "street name" by my broker, will my broker vote my shares for me?*

A. Your broker will vote your shares only if you provide your broker with instructions on how to vote. You should follow the directions provided by your broker to vote your shares. Without instructions, your shares will not be voted, which will have the same effect as voting against the merger, if you are a Seaway shareholder, and against the proposed amendments to Spartan Stores' articles of incorporation and bylaws, if you are a Spartan Stores shareholder.

Q. *Can I change my vote after I have mailed in my signed proxy?*

A. Yes. You can change your vote at any time before we vote your proxy at your company's shareholders meeting in one of three ways. First, you can send a written notice stating that you would like to revoke your proxy to your company at the address below. Second, you can complete a new proxy card and send it to your company, and the new proxy card will automatically replace any earlier proxy form that you returned, as long as it is received before the meeting. Third, you can attend, and vote in person at, your company's shareholders meeting. Even if you plan to attend your company's shareholders meeting in person, please sign and return promptly the enclosed proxy card.

Seaway Shareholders. You should send any written notice or new proxy card to the Chief Financial Officer of Seaway at the following address: Waldo E. Yeager, Seaway Food Town, Inc., 1020 Ford Street, Maumee, Ohio 43537, Tel: (419) 893-9401.

Spartan Stores Shareholders. You should send any written notice or new proxy card to the Chief Financial Officer of Spartan Stores at the following address: David M. Staples, Spartan Stores, Inc., 850 76th Street, Grand Rapids, Michigan 49518, Tel: (616) 878-2000.

Q. Do I have the right to dissent?

A. Seaway shareholders have a right to dissent under Ohio law, but Spartan Stores shareholders do not have a right to dissent under Michigan law. If you are a Seaway shareholder and you wish to dissent, you must strictly follow certain procedures in order to do so. For a description of these procedures, see "Dissenters' Rights" beginning on page __, as well as Annex E.

Q. *Will my rights as a shareholder change as a result of the merger?*

A. *Seaway Shareholders.* Currently, the rights of Seaway shareholders are governed by Ohio law and Seaway's articles of incorporation and code of regulations. After the merger, Michigan law and Spartan Stores' articles of incorporation and bylaws will govern the rights of shareholders in the combined company. For a summary of material differences between the current rights of Seaway shareholders and the rights they will have as shareholders of the combined company, see "Description of Stock and Shareholder Rights After the Merger" beginning on page __ of this prospectus and joint proxy statement.

Spartan Stores Shareholders. Spartan Stores shareholders are being asked to consider certain changes to Spartan Stores' charter documents in connection with the merger. These changes include:

- authorizing a single class of common stock and increasing the number of authorized shares of Spartan Stores common stock from 20 million to 50 million;

- authorizing 10 million shares of a new class of preferred stock and allowing the directors to fix the terms of that stock when it is issued;

- certain amendments relating primarily to the addition of anti-takeover provisions to Spartan Stores' existing charter documents that the board believes are appropriate as a result of Spartan Stores' common stock becoming publicly traded; and

- amendments deleting provisions of Spartan Stores' bylaws relating to customer ownership of Spartan Stores stock.

For more details, see "Proposal to Amend the Spartan Stores Articles of Incorporation and Bylaws" beginning on page __, as well as Annex B.

Q. When do you hope to complete the merger?

A. The shareholders meetings for both companies will be held on _______, 2000. In addition to obtaining the affirmative vote of each company's shareholders, we need to obtain approval of the transaction from federal antitrust regulators. We expect to complete the merger as soon as practicable after the shareholders meetings and receiving federal antitrust approval.

Q. *Where can I find more information about Spartan Stores and Seaway?*

A. You can find more information about Spartan Stores and Seaway from various sources described under "Where You Can Find More Information" beginning on page __ of this prospectus and joint proxy statement.

SUMMARY

This summary highlights selected information from this prospectus and joint proxy statement. It may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should carefully read this entire prospectus and joint proxy statement and the documents incorporated by reference in this prospectus and joint proxy statement. See "Where You Can Find More Information" on page __. Each item in this summary includes a page reference directing you to a more complete description of that item.

The Companies

Spartan Stores, Inc. (page ___)
850 76th Street, SW
P.O. Box 8700
Grand Rapids, Michigan 49518
(616) 878-2000

Operating 47 retail grocery stores in Michigan and distributing grocery and related products to approximately 400 independently owned grocery stores throughout the Midwest, Spartan Stores is a premier regional food retailer and distributor based in Grand Rapids, Michigan. As a result of four acquisitions since January 1999, Spartan Stores operates its corporate owned grocery stores under the banners of Ashcraft Markets, Family Fare, Glen's Markets and Great Day. Spartan Stores also operates two distribution centers in Michigan from which it supplies a comprehensive selection of national brand and private label grocery and related products to approximately 447 retail grocery stores. In addition to its food retail and distribution centers, Spartan Stores distributes assorted products to approximately 9,600 convenience stores and other retail locations in nine states and provides real estate and insurance services in connection with both its retail and wholesale business operations.

Seaway Food Town, Inc. (page ___)
1020 Ford Street
Maumee, Ohio 43537
(419) 893-9401

Seaway is a leading regional supermarket chain located predominantly in northwest and central Ohio and southeast Michigan. Beginning in 1986, Seaway began adding deep discount drugstores to its chain. The merchandise sold in these stores is similar to that sold in conventional supermarkets, but with a greater emphasis on pharmacy operations, health and beauty aids and non-food items. Seaway operates 15 Food Town Supermarkets, 31 Food Town Plus Supermarkets, one Kash N Karry Supermarket, and 26 deep discount drugstores under the name of the Pharm.

The Spartan Stores Annual Meeting (see page __)

The annual meeting of Spartan Stores shareholders will be held at _________, Michigan, on ________, 2000 at 2:00 p.m., local time.

At the annual meeting, Spartan Stores shareholders will be asked to (1) elect five persons to the board of directors, (2) vote on a proposal to amend Spartan Stores' articles of incorporation and bylaws, (3) vote on a proposal to confirm the appointment of Deloitte & Touche LLP as the independent auditors of Spartan Stores for the current fiscal year, (4) vote on a proposal to ratify the acts or proceedings, or both, of the directors and officers of Spartan Stores that may be submitted to the meeting and (5) transact any other business that may properly come before the meeting. Approval of Spartan Stores' articles and bylaws amendments is a condition to the closing of the merger.

You can vote at the annual meeting of Spartan Stores shareholders if you owned Spartan Stores Class A common stock at the close of business on the record date, which is _________, 2000. As of ________, 2000, directors and executive officers of Spartan Stores and their affiliates beneficially owned shares representing approximately 17% of the votes entitled to be cast at the annual meeting.

Spartan Stores' directors and some of its officers, who together own 16.6% of the outstanding shares of Spartan Stores Class A common stock, have entered into voting agreements with Seaway obligating them to vote their shares in favor of the proposal to amend Spartan Stores' articles of incorporation and bylaws.

Approval of the Spartan Stores charter amendments requires the favorable vote of a majority of the outstanding shares of Spartan Stores Class A common stock. *If you do not vote your shares, the effect will be a vote against the Spartan Stores charter amendments.*

The Seaway Special Meeting (see page __)

The special meeting of Seaway shareholders will be held at ____________, Ohio on ___________, 2000, at 9:00 a.m., local time.

At the special meeting, Seaway shareholders will be asked to vote on a proposal to adopt the merger agreement and authorize the transactions contemplated by the merger agreement.

You can vote at the special meeting of Seaway shareholders if you owned Seaway common stock at the close of business on the record date, which is ______, 2000. As of _________, 2000, directors and executive officers of Seaway and their affiliates beneficially owned shares representing _____% of the votes entitled to be cast at the special meeting.

Wallace D. Iott, Seaway's Chairman, his wife, Jeanette Iott, and Richard B. Iott, Seaway's Chief Executive Officer, have entered into voting agreements with Spartan Stores obligating them to vote 19.99% of the outstanding shares of Seaway common stock in favor of the proposal to adopt the merger agreement and authorize the transactions contemplated by the merger agreement.

Adoption of the merger agreement and approval of the merger requires the favorable vote of a majority of the outstanding shares of Seaway common stock. *If you do not vote your shares, the effect will be a vote against the merger agreement and the merger*.

The Spartan Charter Amendments (see page __)

Spartan Stores' articles of incorporation are proposed to be amended to, among other things:

- authorize a single class of common stock;
- increase the number of authorized shares of common stock from 20 million to 50 million;
- authorize 10 million shares of a new class of preferred stock, the terms of which may be established by the board when it is issued;
- eliminate the right of shareholders to vote by written consent without a meeting;
- provide for the number of directors to be fixed by 75% of the board, and to provide that the board will have sole authority to fill vacancies;
- require advance notice of proposed nominations for directors;
- eliminate the personal liability of directors for damages in some circumstances;
- permit the board to consider various factors in assessing a proposed takeover attempt;
- require a "supermajority" vote for certain amendments to the articles of incorporation; and
- allow the board to amend the bylaws without shareholder approval and to require a supermajority vote of shareholders to amend the bylaws.

Spartan Stores' bylaws are proposed to be amended to, among other things:

- provide that annual meetings may be called only by the board;
- require 120 days advance notice of shareholder proposals;
- establish procedures for the conduct of shareholder meetings;
- establish procedures for approval of transactions in which directors have an interest;
- allow for indemnification of employees and agents of the corporation, in addition to directors and officers; and
- eliminate provisions of the existing bylaws requiring stock ownership by customers.

The Merger (see page __)

Spartan Stores and Seaway have agreed to a merger in which Seaway will become a wholly owned subsidiary of Spartan Stores. Seaway and Spartan Stores expect to accomplish this transaction by merging Seaway with a newly organized subsidiary of Spartan Stores.

The merger agreement is the legal document that governs the merger. It is attached as Annex A to this prospectus and joint proxy statement, and we encourage you to read it carefully.

If you are a holder of Seaway common stock, you will receive one new share of Spartan Stores common stock for each share of Seaway common stock that you own at the time of the merger, plus a cash payment of $5.00 per share. If you are a holder of Spartan Stores Class A common stock, your shares will be reclassified the same amount of new Spartan Stores common stock, and you will also receive a dividend of 0.336 shares of new Spartan Stores common stock for each share that you own.

After the merger, current Spartan Stores shareholders will own approximately 66.5% of Spartan Stores, and current Seaway shareholders will own approximately 33.5% of Spartan Stores.

We expect that upon completion of the merger Spartan Stores common stock will be authorized for listing on Nasdaq under the stock trading symbol [**SPTN**].

Our Reasons for the Merger (see page __)

Spartan Stores (see page __). In deciding to approve the merger agreement and to recommend that the Spartan Stores shareholders approve the amendments to Spartan Stores' articles of incorporation and bylaws described in this document, the Spartan Stores board consulted with Spartan Stores' management and financial and legal advisors, and considered a number of factors. Among other factors, the board considered that the merger will expand the size and geographic scope of Spartan Stores' retail supermarket business and will provide Spartan Stores with the scale, geographic scope and product diversity to serve its customers better. In addition, the Spartan Stores common stock will be listed on Nasdaq following the merger, thus providing shareholders the opportunity for a more liquid trading market for their stock and providing Spartan Stores an opportunity for access to capital through the public markets. The board also considered the potential for appreciation in the value of Spartan Stores common stock following the merger. These are only a few of the factors which the Spartan Stores board examined. You should read "The Merger—Recommendation of the Spartan Stores Board and Reasons for the Merger" beginning on page ___ for a more detailed discussion of these and the other factors that the Spartan Stores board considered in evaluating the merger.

Seaway (see page __). In reaching its decision to approve the merger agreement and to recommend adoption of the merger agreement by Seaway's share-holders, the Seaway board consulted with Seaway's management and Seaway's financial and legal advisors, and considered a number of factors, including the strategic fit between Seaway and Spartan Stores and the Seaway board's knowledge and review of the business of Spartan Stores. The Seaway board considered Spartan Stores' strong position as a food wholesaler in Michigan and its growing retail presence and that, when combined with Seaway, Spartan Stores will have a strong regional business and greater resources with which to compete against the larger supermarket operators. Also, the Seaway board considered the value of the consideration to be received by Seaway's shareholders, the potential for appreciation in the value of the common stock of the combined company, and the ability of Seaway's shareholders to benefit from ownership in a higher growth business and to participate in the enhanced prospects of the combined company.

These are only a few of the factors which the Seaway board examined. You should read "The Merger—Recommendation of the Seaway Board and Reasons for the Merger" beginning on page ___ for a more detailed discussion of these and the other factors that the Seaway board considered in evaluating the merger.

Our Recommendations to Shareholders

Spartan Stores (see page __). All members of the Spartan Stores board recommend that shareholders vote for the proposal to approve the Spartan Stores charter amendments and to elect the five persons identified in this prospectus and joint proxy statement as directors of Spartan Stores.

Seaway (see page __). All members of the Seaway board recommend that shareholders vote for the proposal to adopt the merger agreement and authorize the transactions contemplated by the merger agreement.

Fairness Opinions (see page __)

Seaway (see page __). Seaway's financial advisor, Donaldson, Lufkin & Jenrette Securities Corporation, or DLJ, has given its written opinion to the Seaway board of directors that, as of April 6, 2000, based on and subject to the assumptions, limitations and qualifications set forth in its opinion, the consideration to be received in the merger by Seaway shareholders was fair, from a financial point of view, to the Seaway shareholders. This opinion is not intended to be a recommendation to any Seaway shareholder as to how to vote. We have attached a copy of DLJ's opinion as Annex C to this prospectus and joint proxy statement and encourage you to read it.

Spartan Stores (see page __). Spartan Stores' financial advisor, McDonald Investments, Inc., has given its written opinion to the Spartan Stores board of directors that, as of April 6, 2000, the merger consideration is fair, from a financial point of view, to Spartan Stores. This opinion is not intended to be a recommendation to any Spartan Stores shareholder as to how to vote. We have attached a copy of McDonald's opinion as Annex D to this prospectus and joint proxy statement and encourage you to read it.

Federal Tax Consequences (see page ___)

Seaway Shareholders. The merger is structured as a reorganization for federal income tax purposes. Seaway shareholders, who receive cash and shares of Spartan Stores common stock, will recognize gain (but not loss) in an amount of the gain realized up to the amount of cash received. Assuming that your Seaway shares were held as a capital asset, gain will generally be capital gain, unless the distribution of cash has the effect of a dividend. Capital gain will be long term capital gain if the stock has been held for more than one year. Your tax basis in the Spartan Stores common stock will be the same as your tax basis in your exchanged Seaway shares, less $5.00 per share.

Spartan Stores Shareholders. Spartan Stores shareholders will not recognize gain or loss for federal income tax purposes.

For more details, see "Material U.S. Federal Income Tax Consequences" beginning on page __ of this prospectus and joint proxy statement.

Accounting Treatment (see page __)

The merger will be accounted for using the purchase method of accounting under generally accepted accounting principles with Spartan Stores as the acquiror.

Interests of Certain Persons in the Merger (see page __)

Some members of Seaway's board and management may have interests in the merger that may conflict with those of other shareholders. The Seaway board and the Spartan Stores board were aware of these interests and considered them when they approved the merger agreement and the merger.

Regulatory Approvals (see page __)

To complete the merger, we must receive approvals from and/or make filings with various federal and state governmental agencies.

Completion of the Merger (see page __)

Before we can complete the merger, we must satisfy several conditions, including:

- Adoption of the merger agreement by the Seaway shareholders and approval of the Spartan Stores charter amendments by the Spartan Stores shareholders;
- Obtaining final clearance from the Securities and Exchange Commission and the Federal Trade Commission;
- Obtaining a listing for the Spartan Stores common stock on Nasdaq;
- Obtaining all third party consents that, if not obtained, would have a material adverse effect on Seaway or Spartan Stores;
- The exercise of dissenters' rights by the holders of fewer than 10% of the outstanding shares of Seaway common stock; and
- The absence of any material adverse effect on the business, results of operations, financial condition, assets or liabilities of Seaway and Spartan Stores.

The merger will occur as soon as practicable after we satisfy all of the conditions in the merger agreement or we waive any unmet conditions that we are legally allowed to waive.

Termination and Termination Fee (see page __)

The companies may agree in writing to terminate the merger agreement at any time without completing the merger. In addition, the merger agreement may be terminated:

- By mutual written consent of the boards of Spartan Stores and Seaway;
- By either company, if the merger has not been completed on or before October 6, 2000, unless the party seeking to terminate has failed to comply with its obligations under the merger agreement and that has resulted in the merger not being completed by that date;
- By either company if a court or other governmental authority has issued an order, or a statute or regulation has been adopted, that makes the merger illegal or permanently prohibits it;
- By either company if the Seaway shareholders do not approve the merger, or if the Spartan Stores shareholders do not approve the Spartan Stores charter amendments;

- By either company if the other company has breached its representations and warranties, or failed to comply with its obligations under the agreement, and that breach has had a material adverse effect;

- By Seaway, under certain circumstances, to accept a proposal that it has determined in good faith to be superior, from a financial point of view, to the merger with Spartan Acquisition Corp.;

- By Spartan Stores, if the Seaway board has withdrawn or modified adversely to Spartan Stores its approval or recommendation of the merger; failed to include that recommendation in this prospectus and joint proxy statement; supported, expressed no opinion toward, or remained neutral toward another acquisition proposal; approved or recommended a proposal that is superior to the merger; or rescheduled or adjourned the Seaway special meeting to permit its representatives to take any action concerning another acquisition proposal; or

- By Seaway, if the Spartan Stores board has withdrawn or modified adversely to Seaway its approval or recommendation of the Spartan Stores charter amendments or has failed to include that recommendation in this prospectus and joint proxy statement.

The merger agreement provides for the payment of termination fees and expenses in some circumstances. For example, if the merger agreement is terminated under specified circumstances involving a competing acquisition proposal, or if a competing acquisition proposal has been made and the merger agreement is terminated because of a breach of Seaway's obligations or because Seaway's shareholders have not approved it, then Seaway will be required to pay Spartan an initial termination fee of $2.167 million and reimburse it for up to $1.5 million of its expenses.

If this initial termination fee is payable, and Seaway enters into a contract for another acquisition proposal within 18 months, then it will have to pay Spartan Stores an additional termination fee of $4.333 million.

If the merger agreement is terminated because Spartan Stores modifies or withdraws its recommendation of the Spartan Stores charter amendments, then Spartan Stores will have to reimburse Seaway for up to $1.5 million of its expenses.

Appraisal Rights for Dissenting Shareholders (see page __)

Under Ohio law, Seaway shareholders may dissent from the merger and have the fair value of their shares paid to them in cash. To exercise this right, Seaway shareholders must strictly follow specified procedures. These procedures include filing notices with Seaway and not voting in favor of the merger. For more information about how to exercise these rights, see "Dissenters' Rights" beginning on page ___, as well as Annex E.

The merger is conditioned upon less than 10% of the outstanding shares of Seaway common stock electing dissenters' rights.

Under Michigan law, Spartan Stores shareholders do not have any appraisal or dissenters' rights in connection with the merger or the Spartan Stores charter amendments.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following two tables provide you with selected historical consolidated financial information of Spartan Stores and Seaway. The historical information of Spartan Stores was derived from its audited consolidated financial statements for and as of each of the five years ended March 25, 1995 through March 27, 1999, and from its unaudited consolidated financial statements for and as of the 40 weeks ended January 1, 2000 and January 2, 1999. The historical information of Seaway was derived from its audited consolidated financial statements for and as of each of the five years ended August 26, 1995 through August 28, 1999, and from its unaudited consolidated financial statements for and as of the 26 weeks ended February 26, 2000 and February 27, 1999. In the opinion of management of Spartan Stores and Seaway, the unaudited information for each of Spartan Stores and Seaway reflects the adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial results of Spartan Stores and Seaway for the periods indicated.

Until February 1996, Spartan Stores had a policy of paying volume incentive rebates to its customers in a combination of cash and stock. Spartan Stores' operations for the years ended March 27, 1999 and March 30, 1996 were affected by restructuring, reorganization and other charges in the amount of $5.7 million and $46.4 million, respectively. The restructuring accrual recorded by Spartan Stores during the year ended March 27, 1999 was reduced during the 40 weeks ended January 1, 2000, resulting in $4.7 million of income during the period. The weighted average shares outstanding and all per share amounts for Spartan Stores have been restated to reflect a ten-for-one stock split in July 1997.

For Seaway, the weighted average shares outstanding and all per share amounts have been restated to reflect a three-for-two stock split in May 1998 and a two-for-one stock split in May 1997. Property and equipment additions for Seaway do not include property and equipment of $1,952,000 in 1999 and $950,000 in 1997 obtained in the purchase of acquired businesses.

Adjusted EBITDA for Spartan Stores is computed as net earnings before interest, taxes, depreciation, amortization and restructuring charge or income. EBITDA for Seaway is computed as net earnings before interest, taxes, depreciation and amortization.

EBITDA and adjusted EBITDA are not measures of performance calculated in accordance with generally accepted accounting principles. Spartan Stores and Seaway have included information concerning EBITDA and adjusted EBITDA in this document because they are commonly used by investors and analysts. EBITDA and adjusted EBITDA should not be used as an alternative to, or be considered more meaningful than, net earnings or cash flows as an indicator of the operating performance of Spartan Stores or Seaway.

When you read this selected historical consolidated financial information, you should consider also reading the historical financial statements and accompanying notes that Spartan Stores and Seaway have included in their most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. You can obtain these reports by following the instructions under "Where You Can Find More Information" on page ____ of this document.

Selected Consolidated Financial Information of Spartan Stores
(In thousands, except per share data)

Operations Statement Data:	Year Ended March					40 Weeks Ended January	
	1995	1996	1997	1998	1999	1999	2000
Net Sales	$ 2,526,128	$ 2,554,688	$ 2,475,025	$ 2,489,250	$ 2,671,700	$ 2,044,622	$ 2,358,311
Volume incentive rebates	17,584	15,577	-	-	-	-	-
Cost of sales	2,265,804	2,295,130	2,238,364	2,234,165	2,397,818	1,834,626	2,049,258
Gross profit	242,740	243,981	236,661	255,085	273,882	209,996	309,053
Selling, general and administrative	206,904	204,593	196,716	207,498	216,876	159,711	247,322
Depreciation and amortization	17,834	19,224	20,175	21,639	21,413	16,080	25,811
Restructuring charge	-	46,440	-	-	5,698	5,302	(4,748)
Interest expense - net	5,347	5,489	6,091	7,610	6,104	4,459	15,930
Other (gains) and losses	(1,443)	403	(1,705)	(3,905)	(1,187)	(1,243)	(1,721)
Earnings (loss) before income taxes and extraordinary item	14,098	(32,168)	15,384	22,243	24,978	25,687	26,459
Income taxes	5,068	(10,500)	5,681	8,009	9,148	9,325	9,605
Extraordinary item net of income taxes	-	-	-	-	1,031	-	-
Net earnings (loss)	$ 9,030	$ (21,668)	$ 9,703	14,234	$ 14,799	$ 16,362	$ 16,854
Weighted average shares outstanding	12,209	12,439	12,137	11,785	11,158	11,250	10,133
Earnings (loss) per share	$ 0.74	$ (1.74)	$ 0.80	$ 1.21	$ 1.33	$ 1.45	$ 1.66
Cash dividends per share	0.05	0.05	0.05	0.05	0.05	0.0375	0.0375
Period End Position:							
Total assets	$ 386,141	$ 387,451	$ 403,630	$ 406,133	$ 538,734	$ 388,539	$ 579,635
Property and equipment – net	158,555	152,716	173,008	161,112	158,348	155,093	190,262
Net working capital	64,381	69,284	60,673	61,682	101,984	77,666	90,797
Long-term debt and capital lease obligations	106,794	124,372	125,776	107,666	269,522	102,840	268,051
Shareholders equity	125,801	102,587	107,258	114,192	121,061	123,164	125,757
Financial Ratios:							
Net earnings (loss) as a percent of sales	0.36%	(0.85)%	0.39%	0.57%	0.55%	0.80%	0.71%
Current ratio	1.43	1.45	1.37	1.35	1.77	1.52	1.51
Long-term debt to equity ratio	0.85	1.21	1.17	0.94	2.23	0.83	2.13
Other Data:							
Net cash provided by operations	$ 58,306	$ 42,878	$ 16,407	$ 29,612	$ 49,991	$ 51,191	$ 37,791
Adjusted EBITDA	37,279	38,985	41,650	51,492	57,162	51,528	63,452
Property and equipment additions	31,225	42,262	46,238	23,997	16,419	13,246	14,240

Selected Consolidated Financial Information of Seaway Food Town
(In thousands, except per share data)

Operations Statement Data:	Year Ended August 1995	1996	1997	1998	1999	26 Weeks Ended February 1999	2000
Net Sales	$ 559,244	$597,462	$ 608,373	$ 625,178	$658,929	$327,012	$348,367
Cost of sales	421,491	448,801	454,858	465,085	490,132	244,017	259,416
Gross profit	137,753	148,661	153,515	160,093	168,797	82,995	88,951
Selling, general and administrative	114,505	121,375	125,222	130,397	139,116	67,763	71,770
Depreciation and amortization	12,551	13,502	14,441	14,986	15,395	7,553	7,604
Interest expense	4,409	4,302	3,760	3,835	3,951	1,999	1,887
Other (gains) and losses	(907)	46	(509)	(167)	(323)	(155)	(192)
Earnings before income taxes	7,195	9,436	10,601	11,042	10,658	5,835	7,882
Income taxes	2,715	3,931	4,189	4,058	3,184	2,090	2,838
Net earnings	$ 4,480	$ 5,505	$ 6,412	$ 6,984	$ 7,474	$ 3,745	$ 5,044
Weighted average shares outstanding	6,590	6,593	6,615	6,642	6,665	6,657	6,686
Earnings per share	$ 0.68	$ 0.83	$ 0.97	$ 1.05	$ 1.12	$ 0.56	$ 0.75
Cash dividends per share	0.13	0.13	0.15	0.16	0.18	0.09	0.09
Period End Position:							
Total assets	$ 154,001	$155,465	$ 164,566	$ 168,663	$180,814	$178,786	$179,649
Property and equipment - net	84,000	85,004	90,645	93,975	95,272	94,911	91,288
Net working capital	6,086	3,281	9,211	13,562	16,686	10,709	17,188
Long-term debt	48,399	42,715	45,565	47,966	49,249	44,592	40,354
Shareholders equity	40,731	45,453	51,176	57,353	64,034	60,906	69,112
Financial Ratios:							
Net earnings as a percent of sales	0.80 %	0.92 %	1.05 %	1.12 %	1.13 %	1.15 %	1.45 %
Current ratio	1.11	1.05	1.15	1.24	1.27	1.16	1.26
Long-term debt to equity ratio	1.19	0.94	0.89	0.84	0.77	0.73	0.58
Other Data:							
Net cash provided by operations	$ 19,829	$ 24,524	$ 15,153	$ 16,732	$ 19,935	$ 13,749	$ 13,491
EBITDA	24,155	27,240	28,802	29,863	30,004	15,387	17,373
Property and equipment additions	13,698	15,071	19,537	19,822	14,912	7,445	3,744

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION OF SPARTAN STORES

(In thousands, except per share data)

The following table provides you with selected unaudited pro forma combined financial information for Spartan Stores as if the merger had been completed as described under "The Merger." The following pro forma operations statement data for the 40 weeks ended January 1, 2000 and for the year ended March 27, 1999 are based upon the historical consolidated financial statements of Spartan Stores for those periods and of Seaway for the three quarter period ended November 27, 1999 and the four quarter period ended February 27, 1999, after giving effect to the merger as if the merger had occurred at the beginning of the periods presented. The following pro forma balance sheet data as of January 1, 2000 are based upon the historical consolidated financial statements of Spartan Stores as of January 1, 2000 and of Seaway as of November 27, 1999, after giving effect to the merger as if the merger had occurred on January 1, 2000. The pro forma adjustments give effect to past acquisitions by Spartan Stores but do not include the cost savings and other synergies anticipated to result from the past acquisitions or from the merger.

It is important that when you read this information, you read it along with the separate historical financial statements and accompanying notes of Spartan Stores and Seaway, which are incorporated by reference in this document. See "Where You Can Find More Information" on page ____. It is also important that you read the unaudited pro forma combined financial information and accompanying discussion and notes that are included in this document under "Unaudited Pro Forma Combined Financial Information" beginning on page ___. You should not rely on the unaudited pro forma combined financial information as indicating the results of operations or financial condition that would have been achieved if the merger had taken place earlier or that will be achieved after completion of the merger.

Operations Statement Data:	**Year Ended March 27, 1999**	**40 Weeks Ended January 1, 2000**
Net sales	$ 3,603,143	$ 2,899,511
Cost of sales	3,017,460	2,441,943
Gross profit	585,683	457,568
Selling, general and administrative	476,574	371,902
Depreciation and amortization	51,507	39,880
Restructuring charge	5,698	(4,748)
Interest expense - net	26,727	21,675
Other gains	(3,718)	(2,256)
Earnings before income taxes and extraordinary item	28,895	31,115
Income taxes	10,597	11,235
Extraordinary item net of income taxes	1,031	-
Net earnings	17,267	19,880
Earnings per share before extraordinary item	0.86	0.99
Weighted average shares outstanding	21,164	20,139
Other Data:		
Adjusted EBITDA[1]	$ 111,796	$ 87,922

Period End Position:	**As of January 1, 2000**
Total assets	$ 814,568
Property and equipment – net	283,380
Net working capital	114,778
Long-term debt and capital lease obligations	355,875
Shareholders equity	201,301

(1) Adjusted EBITDA is computed as net earnings before interest, taxes, depreciation, amortization and restructuring charge or income.

COMPARATIVE UNAUDITED PER SHARE INFORMATION

The table below provides you with comparative unaudited per share information for Spartan Stores on a historical and pro forma combined basis, and for Seaway on a historical and pro forma equivalent basis, giving effect to the merger using the purchase method of accounting for business combinations. The information presented below is derived from the historical consolidated financial statements of Spartan Stores and Seaway, including the related notes thereto, incorporated by reference into this document.

The historical as adjusted and the pro forma combined per share data for Spartan Stores give effect to a contemplated stock split through a dividend of 0.336 shares of Spartan Stores common stock for each share outstanding immediately before the merger. The pro forma combined and equivalent net earnings per share have been computed based on the average number of pro forma outstanding shares of Spartan Stores and Seaway and pro forma net earnings. The pro forma book value per share is based upon the pro forma total shareholders' equity, divided by the total pro forma shares. The pro forma cash dividends per share is based upon the historical cash dividends paid by Spartan Stores and Seaway, divided by the total pro forma shares. Spartan Stores does not anticipate paying any dividends for the foreseeable future after the merger. The exchange ratio in the merger is one share of Spartan Stores common stock for each share of Seaway common stock. Accordingly, the pro forma equivalent information for Seaway is the same as the pro forma combined information for Spartan Stores.

It is important that when you read this information, you read it along with the separate historical financial statements and accompanying notes of Spartan Stores and Seaway, which are incorporated by reference in this document. See "Where You Can Find More Information" on page ____. It is also important that you read the unaudited pro forma combined financial information and accompanying discussion and notes that are included in this document under "Unaudited Pro Forma Combined Financial Information" beginning on page ___. You should not rely on the following comparative unaudited per share information as indicating the results of operations or financial condition that would have been achieved if the merger had taken place earlier or that will be achieved after completion of the merger.

Spartan Stores Common Stock	**Historical**	**Historical As Adjusted**	**Pro Forma Combined**
Basic and diluted net earnings per share:			
40 weeks ended January 1, 2000	$ 1.66	$ 1.25	$ 0.99
Year ended March 27, 1999	$ 1.33	$ 1.09	$ 0.86
Book value per share at January 1, 2000	$ 12.68	$ 9.49	$ 10.10
Cash dividends per share during period:			
40 weeks ended January 1, 2000	$ 0.0375		$ 0.06
Year ended March 27, 1999	$ 0.05		$ 0.08

Seaway Food Town Common Stock	**Historical**	**Pro Forma Equivalent**
Basic and diluted net earnings per share:		
Twenty six weeks ended February 26, 2000	$ 0.75	$ 0.99
Year ended August 28, 1999	$ 1.12	$ 0.86
Book value per share at February 26, 2000	$ 10.33	$ 10.10
Cash dividends per share during period:		
Twenty six weeks ended February 26, 2000	$ 0.09	$ 0.06
Year ended August 28, 1999	$ 0.18	$ 0.08

SHARE PRICE AND DIVIDEND INFORMATION

Seaway. Seaway common stock is listed on Nasdaq and traded under the symbol "SEWY." The following table sets forth for the calendar quarters indicated the high and low closing sales price per share of Seaway common stock as reported by Nasdaq and the cash dividends per share of Seaway common stock.

	High	Low	Dividends
1998			
First Quarter	$ 19 1/6	$ 12 2/3	$ .04
Second Quarter	20	14 1/4	.04
Third Quarter	21	13 1/8	.04
Fourth Quarter	17 1/4	13 3/4	.04
1999			
First Quarter	$ 16 1/2	$ 13	$ .045
Second Quarter	20 1/2	11 3/4	.045
Third Quarter	29 5/8	19 3/8	.045
Fourth Quarter	29 1/2	16 1/16	.045
2000			
First Quarter	$ 23 3/8	$ 13 3/4	$ .045
Second Quarter (through ______, 2000)	________	________	.045

On April 6, 2000, the last full trading day before the public announcement of the execution of the merger agreement, the closing price of Seaway common stock was $16.00 per share. On __________, 2000, the last full trading date before the date of this prospectus and joint proxy statement, the closing price of Seaway common stock was $____ per share. Shareholders are encouraged to obtain current market quotations before making any decision with respect to the merger. As of __________, 2000, there were approximately _____ holders of record of Seaway common stock.

Spartan Stores. There is no established public trading market for Spartan Stores common stock. Under Spartan Stores' bylaws, the Spartan Stores board of directors periodically (usually annually) establishes the price, referred to as the "trading value," at which Spartan Stores issues and purchases its Class A common stock. The board determines the trading value, in its sole and absolute discretion, based upon Spartan Stores' financial condition, results of operations, operating trends, market conditions, the state of the economy, and such other factors as the board deems appropriate. The board set the trading value at $13.30 per share effective June 21, 1999; $12.30 per share effective June 22, 1998; and $11.30 per share effective June 23, 1997. These trading values do not represent a market determination of the value per share of the Spartan Stores Class A common stock. Upon completion of the merger, shares of Spartan Stores common stock will become listed for trading on Nasdaq under the trading symbol **[SPTN]** and the board will discontinue its periodic determination of the trading value of the Spartan Stores common stock. Spartan Stores paid cash dividends in the amount of $.0125 per share during each of the four quarters in the fiscal years ending March 25, 2000 and March 27, 1999. As of __________, 2000, there were approximately _____ holders of record of Spartan Stores Class A common stock.

RISK FACTORS

If you are a shareholder of Seaway, you should carefully consider the following risk factors relating to Spartan Stores and the other information in this prospectus and joint proxy statement before you decide whether to vote to adopt the merger agreement. You should also consider the additional information in the reports that Spartan Stores files with the SEC, including Forms 10-K, 10-Q and 8-K, and in the other documents incorporated by reference in this prospectus and joint proxy statement. See "Where You Can Find More Information" on page __. The matters discussed below are cautionary statements identifying important information that could cause actual results to differ materially and adversely from those in the forward-looking statements in this prospectus and joint proxy statement.

The operation of retail stores is a new line of business for Spartan Stores

Historically, Spartan Stores has focused primarily on the distribution of groceries and merchandise and the delivery of related services to independently owned retail grocery stores and convenience stores. Beginning in January 1999, Spartan Stores purchased 47 retail grocery stores in Michigan through four separate acquisition transactions. In connection with the merger, Spartan Stores will acquire an additional 47 retail grocery stores and 26 deep discount drug stores in Michigan and Ohio. Spartan Stores plans to seek to acquire additional retail grocery stores after the merger. There are important differences between operating a distribution business and a retail business involving multiple locations. We cannot assure you that Spartan Stores will be able to operate successfully in this line of business or even that its operation of grocery stores will not result in significant losses.

Spartan Stores may not be successful in the integration of its acquired retail stores

Following the merger, Spartan Stores will operate 94 retail grocery stores and 26 deep discount drug stores, all of which it will have acquired since January 1999. Spartan Stores' management expects annual synergies from the merger to exceed $6 million in the first full fiscal year ending March 30, 2002, increasing thereafter, primarily from purchasing leverage, volume efficiencies and corporate overhead cost reductions. The success of the merger and Spartan Stores' other retail store acquisitions will depend on whether Spartan Stores obtains the business synergies and related cost savings that it anticipated in connection with these transactions.

Spartan Stores may encounter problems associated with the assimilation of these retail business operations that could adversely affect its results of operations or financial condition. Some of the problems that may arise include:

- difficulties in assimilation of acquired personnel, operations, systems or procedures;
- inability to realize synergies in the amounts or within the time frame expected by management;
- unanticipated expenses associated with the acquisitions;
- adverse effects on existing business relationships with independent retail grocery store customers; and
- the inability to retain employees of the acquired businesses.

We cannot predict the full range of integration problems that may occur.

The lines of business in which Spartan Stores operates are extremely competitive

The grocery, pharmacy and convenience store industries are characterized by intense competition and low profit margins. Following the merger, Spartan Stores' retail business will compete with national and regional supermarkets and pharmacy chains, independent and specialty grocers, drug stores, convenience stores, warehouse club stores, deep discount drug stores, supercenters, mass merchandisers, wholesale membership clubs, shop-at-home services, restaurants and fast food businesses. Among other competition, Spartan Stores believes that Farmer Jack plans to open several stores in the Toledo market area within the next year or so. In addition, Spartan Stores' distribution business will compete with a number of grocery and convenience store wholesalers and with a number of other businesses that market their products directly to food retailers. These competitors include companies having greater assets and larger sales volume than Spartan Stores.

Accordingly, Spartan Stores will face significant competition from existing and new participants in the retail and wholesale grocery, pharmacy and convenience store industries. This competition may result in reduced profit margins and other adverse effects on Spartan Stores, its company-owned retail grocery stores and drug stores and the independent retail grocery stores and convenience stores supplied by Spartan Stores. In addition, ongoing industry consolidation could result in the loss of customers currently supplied by Spartan Stores and could confront Spartan Stores' retail operations with competition from larger and more well-capitalized chains in existing or new markets. We cannot assure you that Spartan Stores will be able to compete successfully in this environment.

The merger dilutes the historical earnings per share of Spartan Stores

The merger will have a dilutive effect on the historical earnings per share of Spartan Stores due to the additional shares of Spartan Stores common stock that will be issued to the Seaway shareholders in the merger. The basic and diluted earnings per share for Spartan Stores were $1.66 for the 40 weeks ended January 1, 2000 ($1.25 per share after giving effect to the 0.336 per share Spartan Stores stock dividend contemplated by the merger agreement), as compared to $0.99 on a pro forma basis after giving effect to the merger. See "Unaudited Pro Forma Combined Financial Information" beginning on page ___ for additional pro forma financial information of Spartan Stores after giving effect to merger.

The exchange ratio will not be adjusted based upon changes in the market price or value per share

The number of shares of Spartan Stores common stock issued in the merger for each share of Seaway common stock is fixed. Each share of Seaway common stock will receive $5.00 in cash and one share of Spartan Stores common stock. This exchange ratio will not be adjusted if there is any increase or decrease in the market price per share of the Seaway common stock or in the value per share of the Seaway common stock or the Spartan Stores common stock resulting from various factors, including:

- changes in the business, operations, or prospects of Seaway or Spartan Stores;
- developments in the retail or wholesale industries;
- general economic and market conditions; and
- market assessments as to whether and when the merger will be consummated.

Spartan Stores does not expect to pay any dividends for the foreseeable future after the merger

The payment of dividends by Spartan Stores after the merger will be determined by its board of directors. We anticipate that Spartan Stores will not pay any dividends for the foreseeable future after the merger, but will invest any net earnings in its operations and to acquire additional retail operations.

There has been no prior public market for Spartan Stores common stock and its price could be volatile

There has been no prior public market for Spartan Stores stock. In connection with the merger, Spartan Stores expects to list its common stock for trading on Nasdaq under the trading symbol **[SPTN]**. We cannot assure you that an active public market for Spartan Stores common stock will develop or be sustained. In addition, the market price of Spartan Stores common stock may be volatile and could be subject to wide fluctuations in response to a number of factors, including:

- quarterly variations in actual or anticipated financial results;
- acquisitions, divestitures or other significant corporate developments;
- developments in the retail or wholesale grocery industries;

- other announcements by Spartan Stores, its customers or its competitors; and

- governmental regulations.

The stock market has experienced in the past, and may experience in the future, substantial if not extreme price and volume fluctuations. These broad market fluctuations affect the market price of the stock of many companies and may be unrelated to the operating performance of each of the specific companies whose stock is affected. The market price of Spartan Stores common stock may be adversely affected by these market fluctuations and by economic conditions in the retail or wholesale grocery industries or in the general economy.

Spartan Stores' indebtedness could affect its success after the merger

As of March 25, 2000, Spartan Stores and Seaway together had total outstanding indebtedness of approximately $327 million. Spartan Stores expects to have total outstanding indebtedness of $355 million after the merger, leaving approximately $90 million available for additional borrowings under its credit facility.

Spartan Stores' ability to meet its payment obligations on its debt and to meet its other obligations will depend upon its future performance, which will be affected by economic, financial, competitive and other factors beyond its control. Spartan Stores' debt service obligations may make it more difficult for Spartan Stores to achieve profitability objectives or to pay dividends or other distributions to its shareholders. Furthermore, the payment of dividends and other distributions to shareholders is subject to certain restrictions under Spartan Stores' current credit facility.

We cannot assure you that Spartan Stores' businesses will continue to generate cash flow at or above current levels or that forecasted levels will occur. If Spartan Stores can't meet its obligations and fund its operational requirements with its available resources, Spartan Stores may have to refinance all or a portion of its existing debt, sell assets or obtain additional financing. We cannot assure you that any such refinancing would be possible or that any such sales of assets or additional financing could be completed, or completed on terms favorable to Spartan Stores.

Spartan Stores' proposed amendments to its articles of incorporation and bylaws contain anti-takeover provisions that may make it more difficult or expensive for other companies to acquire Spartan Stores in the future or may negatively affect its stock price

Spartan Stores shareholders will vote on the amendment of Spartan Stores' articles of incorporation and bylaws. These amendments contain several provisions that may make it more difficult for a third party to acquire control of the company without the approval of its board. These provisions also may make it more difficult or expensive for a third party to acquire a majority of the outstanding voting common stock of Spartan Stores. They may also delay, prevent or deter a merger, acquisition or other transaction that might otherwise result in the shareholders receiving a premium over the market price for their stock. Spartan Stores' stock price could also be negatively affected by these provisions. See "Description of Stock and Shareholder Rights After the Merger," beginning on page ___.

The issuance of Spartan Stores preferred stock could adversely affect the rights of holders of common stock

Following the amendment to Spartan Stores' articles of incorporation in connection with the merger, Spartan Stores will be authorized to issue 10 million shares of preferred stock with whatever preferences, limitations and voting, and other rights the Spartan Stores board of directors may determine before issuance of the shares. The board may authorize and issue one or more series of preferred stock with preferences and rights superior to the rights of the holders of common stock. The Spartan Stores board, without shareholder approval, could issue preferred stock with voting or conversion rights that could adversely affect the voting power of the holders of Spartan Stores common stock.

FORWARD-LOOKING STATEMENTS

This prospectus and joint proxy statement includes "forward-looking statements" about the merger and Spartan Stores' and Seaway's plans, strategies, objectives, goals, expectations or projections. This includes information relating to the benefits, cost savings, revenues and earnings estimated to result from the merger and estimated costs in connection with the merger. You can identify forward-looking statements by words or phrases indicating that Spartan Stores or its management or Seaway or its management "expects," "anticipates," "projects," "plans" or "believes" that a particular event "may result" or "will likely result" or that a particular event "may occur" or "will likely occur" in the future, or similar expressions. These forward-looking statements are found at various places throughout this document and the other documents incorporated herein by reference, including Spartan Stores' and Seaway's Annual Reports on Form 10-K filed for the most recent fiscal year and their Quarterly Reports on Form 10-Q filed during the current fiscal year. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus and joint proxy statement. In addition to other risks and uncertainties described in this prospectus and joint proxy statement, there are many important factors that could cause actual results to be materially different from Spartan Stores' or Seaway's current expectations.

Anticipated future sales are subject to competitive pressures from many sources. Spartan Stores' grocery store and convenience store retail and distribution businesses compete with many warehouse discount stores, supermarkets, pharmacies and product manufacturers. Spartan Stores' insurance segment competes with many insurance agents and insurance companies, especially in the property and casualty insurance markets. Competitive pressures in these and other business segments may result in unexpected reductions in sales volumes, product prices or service fees.

Operating and administrative expenses may be adversely affected by unexpected costs associated with, among other factors:

- the integration of the business operations of the retail stores and other businesses acquired by Spartan Stores;
- future business acquisitions, including additional retail stores;
- unanticipated labor shortages, stoppages or disputes;
- business divestitures;
- increased transportation or fuel costs; and
- current or future lawsuits and administrative proceedings.

Spartan Stores' future interest expense and income also may differ from current expectations, depending upon the following, among other factors:

- the amount of additional borrowings necessary for retail store acquisitions;
- interest rate changes;
- cigarette inventory levels; and
- retail property sales.

We intend this section to provide meaningful cautionary statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This should not be construed as a complete list of all economic, competitive, governmental and technological factors that could adversely affect Spartan Stores' or Seaway's expected consolidated financial position, results of operations or liquidity. We disclaim any obligation to update its forward-looking statements to reflect events or circumstances that occur after date of this document.

THE SEAWAY FOOD TOWN SPECIAL MEETING OF SHAREHOLDERS

General

This prospectus and joint proxy statement is first being mailed to the shareholders of Seaway on or about __________, 2000, and is accompanied by the notice of the special meeting of Seaway shareholders and a proxy card being solicited by the Seaway board for use at the special meeting.

Date, Time and Place

The special meeting is scheduled to be held on ___________, 2000, at 2:00 p.m., local time, at ___________, Ohio.

Matters to be Considered

At the special meeting, Seaway shareholders will be asked to consider and vote on (1) a proposal to adopt the merger agreement by and among Seaway, Spartan Stores and Spartan Acquisition Corp., and approve the transactions contemplated by the merger agreement, and (2) such other matters as may properly be submitted to a vote at the special meeting. Pursuant to the merger agreement, Seaway will be merged into Spartan Acquisition Corp. and will become a wholly owned subsidiary of Spartan Stores.

Seaway's board of directors has unanimously approved the merger agreement and recommends that shareholders vote FOR the proposal to adopt the merger agreement and approve the transactions contemplated by the merger agreement.

Proxies

The accompanying proxy card is for use at the Seaway special meeting if you cannot or do not wish to attend and vote in person. You may revoke the proxy at any time before it is exercised, by submitting to Seaway written notice of revocation or a properly executed proxy card with a later date, or by attending the special meeting and voting in person. You should address written notices of revocation and other communications with respect to the revocation of proxies to Seaway Food Town, Inc., 1020 Ford Street, Maumee, Ohio 43537, Attention: Chief Financial Officer. All shares represented by valid proxy cards received, and not revoked before they are exercised, will be voted in the manner specified in such proxy cards. If no specification is made, such shares will be voted in favor of the adoption of the merger agreement and approval of the transactions contemplated by the merger agreement.

The Seaway board is not currently aware of any matters that will come before the special meeting other than the "Matters to be Considered" described above. If any other matter should be presented at the special meeting for action, the persons named in the accompanying proxy card will vote the proxy in their own discretion.

Seaway shareholders should not send any stock certificates with their proxy cards.

Solicitation of Proxies

Seaway will pay all costs of soliciting proxies from the Seaway shareholders. However, Spartan Stores and Seaway will split the costs of printing this prospectus and joint proxy statement and related materials and the costs of filing the registration statement, of which this prospectus and joint proxy statement is a part, with the SEC. In addition to soliciting proxies by mail, Seaway will request banks, brokers and other record holders to send proxies and proxy material to the beneficial owners of Seaway common stock and secure their voting instructions. Seaway will reimburse those record holders for their reasonable expenses in so doing. Seaway intends to use several of its officers and regular employees, who will not be specially compensated, to solicit proxies from shareholders, either personally or by telephone, telegram, facsimile or electronic or United States mail. _______ will assist Seaway in the solicitation of proxies by Seaway for a fee up to $______, plus reimbursement of reasonable out-of-pocket expenses. Seaway will indemnify __________ against specific liabilities and expenses, including liabilities and expenses under the federal securities laws.

Record Date and Voting Rights

Seaway has fixed the close of business on ___________, 2000 as the record date for determining shareholders entitled to vote at the Seaway special meeting. Only Seaway shareholders of record at the close of business on the record date will be entitled to notice of and to vote at the special meeting. __________ shares of Seaway common stock are entitled to vote at the special meeting. On the record date, there were approximately __________ shareholders of record of Seaway.

You are entitled to one vote for each share of Seaway common stock that you own. The affirmative vote of a majority of the outstanding shares of Seaway common stock is required to adopt the merger agreement and approve the transactions contemplated by the merger agreement.

Holders of Seaway common stock represented in person or by proxy will be counted for purposes of determining whether a quorum is present at the special meeting. Abstentions and broker non-votes will be treated as shares of Seaway common stock that are present and entitled to vote for purposes of determining whether a quorum is present and will have the same effect as votes against adoption of the merger agreement and authorization of the transactions contemplated by the merger agreement. Accordingly, the Seaway board urges all shareholders to complete, date and sign the accompanying proxy card and return it promptly in the enclosed, postage-paid envelope.

Recommendation of the Seaway Board

The Seaway board has determined that the merger is fair to, and in the best interests of, Seaway and its shareholders and, therefore, has unanimously approved the merger agreement. The Seaway board unanimously recommends that the shareholders of Seaway vote FOR adoption of the merger agreement. See "Recommendation of the Seaway Board and Reasons for the Merger" beginning on page ___.

THE MERGER

General

The Seaway board and the Spartan Stores board have each unanimously approved the merger of Seaway and Spartan Stores. The shareholders meetings for both companies will be held on ______, 2000. We expect to complete the merger as soon as practicable after the shareholders meetings and receiving federal antitrust approval.

If the merger is completed as proposed, Seaway will be merged with Spartan Acquisition Corp. and become a wholly owned subsidiary of Spartan Stores operating under the name "Seaway Food Town, Inc." Each outstanding share of Spartan Stores Class A common stock, $2.00 par value, will be converted into one share of Spartan Stores common stock, no par value. Spartan Stores will declare a stock split pursuant to a dividend of 0.336 shares of Spartan Stores common stock for each share of Spartan Stores common stock outstanding immediately before the merger. Spartan Stores will issue one share of Spartan Stores common stock and $5.00 in cash to the shareholders of Seaway in exchange for each share of Seaway common stock outstanding immediately before the merger. After the merger, Spartan Stores will have approximately 20 million shares of common stock outstanding. Spartan Stores expects that its common stock will be listed for trading on Nasdaq under the trading symbol of **[SPTN]** and will be owned approximately 33.5% by the current shareholders of Seaway and 66.5% by the current shareholders of Spartan Stores.

Management and Operations After the Merger

The articles of incorporation and bylaws of Spartan Acquisition Corp. will be the articles of incorporation and bylaws of the surviving corporation after the effective time of the merger. The directors and officers of Spartan Acquisition Corp. immediately before the effective time of the merger will be the initial directors and officers of the surviving corporation. Under the terms of the merger agreement, two persons chosen by Seaway will be appointed to the Spartan Stores board. One of the persons will become a member of the class of the Spartan Stores board that expires at the Spartan Stores 2001 annual meeting and the other person will become a member of the class of the Spartan Stores board that expires at the 2003 annual meeting. See "______________________."

Listing on Nasdaq

Spartan Stores expects to obtain the listing on the Nasdaq National Market of all shares of its common stock issued and outstanding, reserved for issuance or to be issued in connection with the merger. It is a condition to the completion of the merger that these shares of Spartan Stores common stock be authorized for listing on Nasdaq, subject to official notice of issuance. In connection with the listing application, Spartan Stores has requested the stock trading symbol **[SPTN]**. As of the close of business on the closing date of the merger, all shares of Seaway common stock will cease trading on Nasdaq under the stock trading symbol SEWY.

Background of the Merger

In recent years, the food retailing and wholesaling industries have experienced significant consolidation. The consolidation has been caused by a number of factors that continue to exist, including the opportunity for larger operators to more readily achieve cost savings and operating efficiencies in areas such as purchasing, facility utilization, advertising and technology. In addition, consolidation has been driven by the desire for geographic expansion and by an increasingly competitive marketplace including the emergence of alternative food wholesaling and retailing channels.

Over the past several years, the Seaway board has monitored the ongoing consolidation in the supermarket industry. In assessing Seaway's recent operating results and future prospects during early 1999, the Seaway board determined that for Seaway to maintain strong earnings growth over the long term, it would need to grow revenues significantly. The Seaway board believed that the best method of promoting revenue growth was by expanding Seaway's store base through new store openings or acquisitions. However, a store expansion strategy involved a number of risks. This strategy would likely require Seaway to incur additional debt and to hire additional management personnel in order to oversee its larger base of operations. Due to the uncertainties associated with an expansion strategy, the Seaway board determined that it was appropriate to consider strategic alternatives, such as the sale of Seaway or a merger with a strategic partner.

At its meeting on April 8, 1999, the Seaway board appointed the Strategic Planning Committee comprised of Wallace Iott, Richard Iott, Waldo Yeager, Joel Levine, Eugene Wos and Geoffrey Lyden to evaluate current trends in the supermarket industry and the current environment for mergers and acquisitions in the industry. The committee was also authorized to interview prospective investment banking firms to assist Seaway in exploring strategic alternatives. The Strategic Planning Committee reviewed a list of six investment banking firms who might serve as potential financial advisors to Seaway with regard to pursuing strategic alternatives, and subsequently selected three firms for interviews. After interviewing these firms in June 1999, the Strategic Planning Committee recommended that Seaway retain DLJ to serve as Seaway's financial advisor. On July 8, 1999, the Seaway board decided to retain DLJ as its financial advisor to assist Seaway in pursuing strategic alternatives. Following that meeting, Seaway issued a press release indicating that the Seaway board had authorized the employment of an investment banker to assist it in exploring strategic alternatives.

In August 1999, at the request of the Seaway board, DLJ contacted ten food retailing/wholesaling companies regarding their interest in potentially acquiring or merging with Seaway. Seven of the parties contacted signed confidentiality agreements and received copies of a confidential information memorandum describing Seaway's business and financial condition. None of those parties submitted a written indication of interest in acquiring Seaway, although some orally indicated an interest in potentially buying certain stores. After discussions with the Seaway board, DLJ began a broader solicitation of potential strategic partners. Ultimately, 34 parties were contacted during the period from August 1999 through January 2000. Of the 34 parties, 17 requested and were provided with the confidential information memorandum. Three parties, Spartan Stores and two other industry participants, expressed interest in exploring a strategic transaction with Seaway.

During the period in which it engaged in the discussions with Spartan described below, Seaway also engaged in preliminary discussions with the other two parties identified during the solicitation process. In October 1999, Seaway determined to discontinue discussions with one of these parties because of its highly leveraged capital structure and deteriorating operating performance. In late January 2000, the other interested party advised Seaway that it was no longer interested in a transaction.

From June through September 1999, Spartan Stores engaged in discussions with McDonald regarding an acquisition strategy that would help lower costs and obtain other benefits related to increased size and gain access to capital through the public markets.

DLJ contacted Spartan Stores on August 4, 1999 regarding a possible transaction with Seaway. On August 11, 1999, following the receipt of an executed confidentiality agreement, DLJ delivered to Spartan Stores a copy of the confidential information memorandum. On September 9, 1999, the due date for preliminary indications of interest from possible strategic partners, Spartan Stores requested an extension of the deadline. On September 17, 1999, Spartan Stores indicated that it was currently integrating recent acquisitions and expressed concern about Seaway's stock price, but remained interested in a possible strategic combination. On September 23, 1999, Spartan Stores orally reiterated its interest in pursuing a strategic combination with Seaway.

On October 6, 1999, McDonald submitted to Seaway a letter again expressing Spartan Stores' interest in a possible transaction and requesting an initial meeting. On October 21, 1999, representatives of Seaway management delivered a presentation which provided an overview of Seaway's business and financial condition to representatives of the Spartan Stores' management team.

On November 8, 1999, Spartan Stores submitted a preliminary indication of interest to Seaway with a price range of $18.00 to $21.00 per share, payable in a combination of cash and stock, with the cash portion to represent not less than 50% of the total consideration. In addition, the indication of interest requested an exclusive negotiation period through January 31, 2000, agreements from key Seaway shareholders to support the proposed transaction, covenants not to sell shares received in the merger for a specified period after the merger, and a grant of stock options to Spartan Stores. On November 11, 1999, Seaway expressed concern about the adequacy of the proposed price, but allowed Spartan Stores to proceed with its investigation of the business.

On November 19, 1999, Spartan Stores submitted a revised proposal. The proposal was substantially the same as the proposal submitted on November 8, 1999, but contemplated a "reverse merger" whereby Seaway would be the surviving public entity, as well as board representation for the Seaway shareholders.

After discussions between McDonald and DLJ, on December 1, 1999 Spartan Stores submitted a revised proposal, which again contemplated a reverse merger. As part of this proposal, approximately 50% of the total consideration would be in the form of cash. The proposal was not specific with respect to valuation of the total consideration, and instead indicated that the aggregate consideration would be mutually agreed upon at a later time.

On December 15, 1999, Spartan Stores conducted due diligence store visits and visits to the offices of Seaway's co-counsel, Spengler Nathanson PLL, where Spartan Stores, with the assistance of its legal counsel, Warner Norcross & Judd LLP, and accountants, Deloitte & Touche LLP, reviewed various documents relating to Seaway's business, operations and financial data.

Following additional discussions, on January 5, 2000, Spartan Stores, through McDonald, submitted a revised proposal, which contemplated a 100% stock-for-stock merger in which Seaway's shareholders would own 32% of the combined company. On January 25, 2000, DLJ informed McDonald that the Seaway board considered the proposal inadequate.

On January 28, 2000, following several weeks of discussions between DLJ and McDonald, Spartan Stores submitted a revised proposal under which Seaway's shareholders would receive $5.00 per share in cash and would own 30% of the combined company. The proposal contemplated that Seaway would merge with a newly formed subsidiary of Spartan Stores; that Spartan Stores would list its common stock for trading on Nasdaq; that Seaway would have the right to designate two persons acceptable to Spartan Stores to serve on the Spartan Stores board of directors; and that, in certain circumstances, Seaway would pay to Spartan Stores termination fees in the amount of $8 million.

On February 3, 2000 Seaway sent a written counterproposal to Spartan Stores seeking either more cash per share, a greater equity percentage ownership for its shareholders of the combined company, or both. Discussions continued until February 16, 2000, at which point the parties reached a general understanding on a transaction that would result in Seaway shareholders receiving $5.00 per share in cash and shares of Spartan Stores common stock representing 33.5% of the outstanding shares of the combined company; Seaway paying to Spartan Stores a termination fee of $6.5 million in certain circumstances; and key shareholders agreeing to refrain from selling shares of common stock of Spartan Stores for 90 days after the merger and to vote to approve the merger. On February 16, 2000, Seaway and Spartan Stores signed a letter of intent embodying this general understanding. In that letter of intent, Seaway agreed to negotiate exclusively with Spartan Stores for a 30-day period, which period was subsequently extended to April 6, 2000.

Beginning on February 24, 2000 through the signing of the merger agreement, Spartan Stores continued its due diligence investigation of Seaway. During that same period, Seaway, with the assistance of its co-counsel, Calfee, Halter & Griswold LLP and Spengler Nathanson PLL, its accountants, Ernst & Young LLP, and DLJ, conducted business, legal, accounting and financial due diligence on Spartan Stores.

On February 24, 2000, Warner Norcross & Judd distributed an initial draft of the merger agreement and ancillary documents to Seaway and its counsel. From March 1, 2000 through April 6, 2000, Spartan Stores and Seaway's co-counsel, financial advisors and principals engaged in numerous conference calls to negotiate on the merger agreement, the voting agreements and other ancillary documentation relating to the proposed transaction. Negotiations focused on:

- the scope and content of each party's representations and warranties;
- the various covenants to which each party would be subject during the period from signing to closing;
- the indemnification rights to be provided to Seaway's directors after closing, the treatment of

Seaway's employee benefit plans and existing compensation arrangements for employees; and

- the conditions to each party's obligation to close the transaction, the circumstances giving rise to a right to terminate and the circumstances under which a termination fee would be payable.

On March 13, 2000, Seaway and Spartan Stores issued separate press releases announcing that the parties were engaged in merger negotiations and setting forth the consideration proposed to be paid in that transaction.

On April 6, 2000, the Seaway board met and reviewed the status of negotiations with its financial and legal advisors. Representatives of DLJ, Calfee, Halter & Griswold LLP, Spengler Nathanson PLL, and Ernst & Young LLP were in attendance at this meeting of the Seaway board. At this meeting, the board accepted the previously submitted resignation of Thomas O'Donnell, the retired Chairman of McDonald. Mr. O'Donnell was not present and did not participate in any discussion at the meeting on April 6. Because of McDonald's relationship as financial advisor to Spartan Stores in the merger and Mr. O'Donnell's past association with McDonald, Mr. O'Donnell also did not participate in any prior board discussions of the proposed transaction. DLJ reviewed with the Seaway board the financial analyses performed in its evaluation of the consideration to be received by Seaway shareholders in the transaction. DLJ also delivered to the Seaway board its written opinion (described in "Opinion of Seaway's Financial Advisor" beginning on page ___) to the effect that, as of the date thereof, and based on and subject to the assumptions, limitations and qualifications set forth in its written opinion, the consideration to be received by Seaway shareholders in the merger was fair, from a financial point of view, to such shareholders. In addition, representatives of Calfee, Halter & Griswold and Spengler Nathanson reviewed the principal terms and conditions of the merger agreement and ancillary documents and discussed with the Seaway board the results of the legal due diligence conducted on Spartan Stores. An Ernst & Young representative discussed the financial and accounting due diligence conducted on Spartan Stores.

After consideration of these matters, and after receiving the recommendation of the Strategic Planning Committee, the Seaway board unanimously determined that the merger was advisable and in the best interests of Seaway's shareholders, and approved and adopted the merger agreement and all related documents.

On April 6, 2000, the Spartan Stores board met to review and consider the proposed transaction between Spartan Stores and Seaway. Representatives of McDonald delivered to Spartan Stores a presentation on the proposed transaction and provided to the board a draft of McDonald's written opinion. McDonald advised the board that, as of the date of the meeting and subject to certain conditions, limitations, qualifications and other matters stated in its opinion (described in "Opinion of Spartan Stores' Financial Advisor" beginning on page ___), McDonald was of the opinion that, after considering the dividend of the Spartan Stores common stock to the Spartan Stores shareholders, the consideration to be paid to the Seaway shareholders in the merger was fair, from a financial point of view, to Spartan Stores. Warner Norcross & Judd attended this meeting and reviewed with the Spartan Stores board the principal terms of the merger agreement, the voting agreements and affiliate's agreement and the proposed amendments to Spartan Stores' articles of incorporation and bylaws, and discussed the due diligence investigations conducted in connection with the merger. After discussions, the Spartan Stores board unanimously approved the merger agreement and the merger and other transactions contemplated by the merger agreement.

Seaway and Spartan Stores executed the merger agreement and the other related definitive documents on April 6, 2000. Seaway and Spartan Stores issued a joint press release announcing the execution of the merger agreement on April 7, 2000.

Recommendation of the Seaway Board and Reasons for the Merger

At the meeting of the Seaway board held on April 6, 2000, the Seaway board determined that the merger agreement is advisable and fair to, and in the best interests of, Seaway and its shareholders. Accordingly, the Seaway board unanimously adopted the merger agreement and unanimously recommends that Seaway's shareholders adopt the merger agreement.

In reaching its decision to approve the merger agreement and to recommend adoption of the merger agreement by Seaway's shareholders, the Seaway board consulted with Seaway's management and Seaway's financial and legal advisors, and considered the following material factors:

- The Seaway board's knowledge and review of:

  - The business, operations, financial condition and earnings of Seaway and Spartan Stores individually on a historical and prospective basis and of the combined company on a pro forma basis, and

  - The resulting relative interests of current holders of Seaway common stock and Spartan Stores common stock in the equity of the combined company;

- That Spartan Stores' strong position as a food wholesaler in Michigan and its growing retail presence, combined with Seaway's strong market shares in northwest Ohio and southeastern Michigan, provides an opportunity to create a strong regional business with significant opportunities to continue to expand;

- The strategic fit between Seaway and Spartan Stores, including the opportunity for synergies and cost savings, which Spartan Stores' management estimated would exceed $6 million in the first full fiscal year ending March 30, 2002 and increase thereafter;

- That the combined company will have greater resources with which to compete against the larger supermarket operators that have been growing aggressively through consolidation;

- The potential for appreciation in the value of the common stock of the combined company as a result of the merger and the ability of Seaway's shareholders to benefit from ownership in a higher growth business and to participate in the enhanced prospects of the combined company as holders of the combined company's common stock;

- The anticipated effects of the merger on Seaway's employees and the Toledo community;

- The presentation of DLJ at the Seaway board meeting on April 6, 2000, and the oral opinion of DLJ given at that meeting and subsequently confirmed in writing on that same date that as of that date and based on and subject to the assumptions, limitations, and qualifications set forth in its written opinion attached as Annex C to this prospectus and joint proxy statement, the consideration to be received in the merger by Seaway's shareholders was fair, from a financial point of view, to Seaway's shareholders;

- The results of a process in which indications of interest were solicited from 34 potential buyers;

- That the value of the consideration to be received by Seaway's shareholders represented an implied premium over recent and historical market prices of Seaway, but that the value of the consideration was lower than market prices that had been achieved by Seaway during the past twelve months;

- The fact that two of Seaway's directors will become members of the combined company's board of directors, and the fact that the combined company's board of directors is anticipated to be comprised of seven to nine members;

- That the consideration to be received by Seaway's shareholders included a significant cash component, and the potential tax consequences associated with a transaction involving a mix of stock and cash consideration;

- The fact that the exchange ratio was fixed, and was not subject to adjustment based upon fluctuations in the market value or financial performance of the two companies;

- The fact that Spartan Stores common stock will not be traded on an established market until completion of the merger and the uncertainties concerning the liquidity and market performance of that stock subsequent to the closing of the merger;

- The challenges associated with successfully integrating the businesses, cultures and managements of two large corporations;

- The provisions of the merger agreement, including provisions:

  - Limiting Seaway's ability to furnish information to and participate in negotiations with a third party with respect to an alternative acquisition transaction, and

  - Requiring Seaway to pay a termination fee and reimburse Spartan Stores' expenses under certain circumstances;

- The stated willingness of certain of Seaway's shareholders and of certain of Spartan Stores' shareholders to enter into voting agreements obligating them to vote their respective shares in favor of the merger or the Spartan Stores charter amendments, as applicable;

- The conditions to each party's obligation to consummate the merger, including:

  - There being no material adverse change in the business, operations, assets, or financial condition of the other party;

  - The combined company's common stock becoming listed on Nasdaq;

  - The receipt of required shareholder and regulatory approvals; and

  - The exercise of dissenters' rights by the holders of fewer than 10% of the outstanding Seaway shares; and

- The expectation that the transaction will be accounted for as a purchase.

The foregoing discussion of the information and factors considered by the Seaway board is not meant to be exhaustive, but is believed to include all material factors considered by the Seaway board. The Seaway board did not quantify or attach any particular weight to the various factors that it considered in reaching its determination that the merger agreement is fair to, and in the best interests of, Seaway's shareholders and in declaring the merger agreement to be advisable. Rather, the Seaway board made its determination based on the total mix of information available to it, and the judgments of individual directors may have been influenced to a greater or lesser degree by different factors. In considering the recommendation of the Seaway board, shareholders should be aware that the interests of certain directors and executive officers of Seaway are or may be different from or in addition to the interests of Seaway's shareholders generally. The Seaway board was aware of those interests, and took them into account. See "Interests of Certain Persons in the Merger" on page __.

The Seaway board has unanimously adopted the merger agreement. The Seaway board has determined and believes that the merger agreement is advisable and fair to, and in the best interests of, Seaway's shareholders. The Seaway board recommends that you vote "FOR" the adoption of the merger agreement.

Opinion of Seaway's Financial Advisor

Seaway asked DLJ, in its role as financial advisor to Seaway, to render an opinion to the Seaway board as to the fairness, from a financial point of view, to the holders of Seaway common stock of the consideration to be received by such holders in the merger. On April 6, 2000, DLJ delivered to the Seaway board its written opinion to the effect that, as of that date, based on and subject to the assumptions, limitations and qualifications set forth in its written opinion, the consideration to be received by the holders of Seaway common stock in the merger was fair to such holders from a financial point of view.

The full text of DLJ's opinion is attached as Annex C to this prospectus and joint proxy statement. The summary of DLJ's opinion set forth in this prospectus and joint proxy statement is qualified in its entirety by reference to the full text of DLJ's opinion. Seaway shareholders are urged to read DLJ's opinion carefully and in its entirety for the procedures followed, assumptions made, other matters considered and limits of the review by DLJ in connection with its opinion.

Seaway selected DLJ as its financial advisor because DLJ is an internationally recognized investment banking firm that has substantial experience providing strategic advisory services. DLJ was not retained as an advisor or agent to the shareholders of Seaway or any other person. As part of its investment banking business, DLJ is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Seaway did not impose any restrictions or limitations upon DLJ with respect to the investigations made or the procedures followed by DLJ in rendering its opinion.

In arriving at its opinion, DLJ:

- reviewed the draft dated March 27, 2000 of the merger agreement and assumed the final merger agreement would not vary in any respect material to DLJ's analysis;
- reviewed the exhibits to the merger agreement;
- reviewed financial and other information that was publicly available or furnished to it by Seaway and Spartan Stores, including information provided during discussions with their respective managements. Included in the information provided during discussions with the respective managements were certain financial projections of Seaway prepared by the management of Seaway and certain financial projections of Spartan Stores prepared by the management of Spartan Stores;
- compared certain financial and securities data of Seaway and certain financial data of Spartan Stores with various other companies whose securities are traded in public markets;
- reviewed the historical stock prices and trading volumes of Seaway common stock;
- reviewed prices and premiums paid in certain other business combinations; and
- conducted other financial studies, analyses and investigations, as DLJ deemed appropriate for purposes of rendering its opinion.

In rendering its opinion, DLJ relied on and assumed the accuracy and completeness of all the financial and other information that was available to it from public sources, that was provided to it by Seaway, Spartan Stores, or their respective representatives, or that was otherwise reviewed by DLJ. In particular, DLJ relied on the estimates of the management of Spartan Stores and Seaway of the operating synergies achievable as a result of the merger and upon its discussion of these synergies with the management of Spartan Stores and Seaway. With respect to the financial projections supplied to DLJ, DLJ relied on representations that the projections were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of Seaway and Spartan Stores as to the future operating and financial performance of Seaway and Spartan Stores, respectively. DLJ expressed no opinion with respect to these projections or the assumptions upon which they are based. DLJ did not assume responsibility for making any independent evaluation of the assets or liabilities, or for making any independent verification of the information reviewed by DLJ. DLJ relied as to certain legal matters on advice of counsel to Seaway.

DLJ's opinion was necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to DLJ as of, the date of its opinion. DLJ states in its opinion that although subsequent developments may affect its opinion, DLJ does not have any obligations to update, revise or reaffirm its opinion.

DLJ prepared its opinion for the Seaway board, and the opinion addresses only the fairness to the holders of Seaway common stock from a financial point of view, as of the date of the opinion, of the consideration to be received by such holders. DLJ expressed no opinion as to the price at which Spartan Stores common stock would actually trade at any time, although DLJ noted that, everything else being equal, there may be downward pressure on Spartan Stores common stock and Seaway common stock until Spartan Stores common stock trades on a fully distributed basis following consummation of the merger. DLJ's opinion did not address the relative merits of the merger and the other business strategies considered by the Seaway board nor did it address the Seaway board's decision to proceed with the merger. DLJ's opinion did not constitute a recommendation to any Seaway shareholder as to how the shareholder should vote on the merger.

The consideration to be received by the holders of Seaway common stock was determined in arm's length negotiations between Seaway and Spartan Stores, in which DLJ advised Seaway.

Summary of Financial Analyses Performed by DLJ. The following is a summary of the financial analyses presented by DLJ to the Seaway Board of Directors on April 6, 2000 in connection with the preparation of DLJ's opinion. No company used in the analyses described below is directly comparable to Seaway, Spartan Stores or the contemplated transaction. In addition, mathematical analyses such as determining the mean or median are not in themselves meaningful methods of using selected company data. The analyses performed by DLJ are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. The information summarized in the tables, which follow, should be read in conjunction with the accompanying text.

Valuation of Consideration Received

Pursuant to the terms of the merger agreement, Seaway shareholders are to receive $5.00 per share in cash, referred to as the "cash consideration," plus one share of Spartan Stores common stock for each existing Seaway share owned, referred to as the "stock consideration." Because Seaway shareholders are receiving stock with no existing public market, DLJ first presented to the Seaway board its valuation of the consideration to be received by Seaway shareholders in the merger. In order to determine a valuation range for the stock consideration, DLJ analyzed the market values and trading multiples of selected publicly traded food distributor companies that DLJ believed were reasonably comparable to Spartan Stores and the pro forma combined company, after giving effect to the merger. These comparable companies consisted of:

- Fleming Companies Inc.;
- Nash Finch Company; and
- SUPERVALU Inc. (pro forma to give effect to its acquisition of Richfood Holdings).

In examining these comparable companies, DLJ calculated the enterprise value of each company as a multiple of its respective LTM EBITDA. The enterprise value of a company is equal to the value of its common equity plus debt and the liquidation value of outstanding preferred stock, if any, minus cash and the value of certain other assets, including minority interests in other entities. "LTM" means the last twelve-month period for which financial data for the company at issue has been reported. "EBITDA" means earnings before interest, taxes, depreciation and amortization. All historical data was derived from publicly available sources. DLJ's analysis of the comparable companies yielded the following multiple range:

	Enterprise Value/ LTM EBITDA
High	6.1x
Low	4.8
Average	5.5

Based on the multiples of the selected comparable companies, DLJ defined a relevant fully distributed multiple range of 5.40x to 5.80x LTM EBITDA for purposes of valuing the stock consideration. DLJ noted that its valuation of the stock consideration reflected the value of the stock as if it were a fully distributed security, and that there are numerous factors that will determine how quickly after the consummation of the merger the stock will trade like a fully distributed security. DLJ then applied the relevant multiple range to the LTM EBITDA of the pro forma combined company, defined as the sum of (1) Seaway's LTM EBITDA for the period ended February 26, 2000 (adjusted to exclude $710,000 of non-recurring expenses relating to Seaway's strategic planning process) and (2) Spartan Stores's LTM EBITDA for the period ended January 1, 2000, pro forma to give effect to three acquisitions completed by Spartan Stores during the LTM period. DLJ then derived a range of per share values for the stock consideration of approximately $14.50 to $16.50, which in addition to the cash consideration, implied a valuation range for the consideration to be received in the merger of approximately $19.50 to $21.50 per Seaway share.

DLJ also presented to the Seaway board a valuation range of the merger consideration assuming Spartan Stores is able to achieve the $6.0 million in synergies it publicly disclosed it expects to exceed in the first full fiscal year ending March 31, 2002 following the consummation of the merger. Based on the inclusion of these synergies, DLJ presented a range of per share values for the stock consideration of approximately $16.00 to $18.00, which in addition to the cash consideration, implied a post-synergies valuation range for the merger consideration of approximately $21.00 to $23.00 per Seaway share.

Analysis of Seaway Food Town, Inc.

Common Stock Trading History. DLJ examined the historical closing prices of Seaway common stock from January 2, 1998 to July 8, 1999, the last trading day prior to Seaway's announcement that it had hired an investment bank to explore strategic alternatives. During this time period, the price of Seaway common stock reached a high of $24.69 per share, a low of $11.00 per share and closed at an average of $16.00 per share. DLJ also examined the historical closing prices of Seaway common stock from July 9, 1999 to March 31, 2000. During this time period, the price of Seaway common stock reached a high of $30.00 per share, a low of $12.38 per share and closed at an average of $21.84 per share.

Comparable Publicly Traded Company Analysis. DLJ analyzed the market values and trading multiples of selected publicly traded regional food retailing companies that DLJ believed were reasonably comparable to Seaway. These comparable companies consisted of:

- Great Atlantic & Pacific Tea Co. Inc.;
- Marsh Supermarkets Inc.;
- Nash Finch Company; and
- Ruddick Corp.

In examining these comparable companies, DLJ calculated the enterprise value of each company as a multiple of its respective LTM EBITDA. All historical data was derived from publicly available sources. DLJ's analysis of the comparable companies yielded the following multiple range:

	Enterprise Value / LTM EBITDA
High	5.2x
Low	4.0
Average	4.5

Based on the multiples of the selected comparable public companies, DLJ defined a relevant multiple range of 4.20x to 5.00x Seaway's LTM EBITDA for the period ended February 26, 2000, yielding an estimated relevant range of values per share for Seaway common stock of approximately $16.00 to $19.00, compared to DLJ's per share valuation of the merger consideration of approximately $19.50 to $21.50 before synergies, and approximately $21.00 to $23.00 including synergies.

Discounted Cash Flow Analysis. DLJ performed a DCF analysis of the projected cash flows of Seaway for the adjusted fiscal years ending March 31, 2001 through March 31, 2005 using projections and assumptions provided by the management of Seaway. Seaway's fiscal year end is August, however, DLJ adjusted the projections to a March 31 fiscal year end to be consistent with Spartan Stores's fiscal year end and so as to be able to discount such projections to March 31, 2000. "DCF" means discounted cash flow. The valuation of Seaway implied by the DCF analysis was estimated using discount rates ranging from 11% to 13%, based on estimates related to the weighted average cost of capital of Seaway, and terminal multiples of estimated EBITDA for Seaway's adjusted fiscal year ending March 31, 2005 ranging from 4.20x to 5.00x. Based on this analysis, DLJ estimated a range of values per share for Seaway common stock of approximately $14.00 to $19.00, compared to DLJ's valuation of the consideration to be received in the merger of approximately $19.50 to $21.50 before synergies, and approximately $21.00 to $23.00 including synergies.

Contribution Analysis. DLJ analyzed the relative contributions of Seaway and Spartan Stores to the pro forma combined company for the LTM period ended January 1, 2000 for Spartan Stores, pro forma to give effect to three acquisitions completed by Spartan Stores during the period, and the LTM period ended February 26, 2000 for Seaway, and for the estimated fiscal year ending March 31, 2001 based on selected financial data, assuming no anticipated cost savings or related expenses. DLJ analyzed the respective contributions of each company's revenue, EBITDA, EBIT and net income for the two periods based on publicly available sources and estimates provided by the management of Seaway and Spartan Stores. "EBIT" is earnings before interest and taxes. Seaway's net income contribution was adjusted to give effect to the $5.00 per share in cash consideration to be received by Seaway's shareholders.

	Contribution %			
	LTM Period		Estimated FYE March 31, 2000	
	Seaway	Spartan Stores	Seaway	Spartan Stores
Revenue	18.1%	81.9%	18.1%	81.9%
EBITDA	29.9	70.1	29.3	70.7
EBIT	29.6	70.4	25.7	74.3
Net Income	32.6	67.4	31.6	68.4

DLJ compared Seaway's relative contributions to the pro forma combined company, which ranged from 18.1% to 32.6%, to the pro forma ownership stake of 33.5% that Seaway's shareholders will hold upon consummation of the merger. In addition, DLJ noted that Seaway's shareholders also will receive $5.00 per share in cash consideration.

The summary set forth above does not purport to be a complete description of the analyses performed by DLJ but describes, in summary form, the material elements of the presentation made by DLJ to the Seaway board on April 6, 2000 in connection with the preparation of DLJ's fairness opinion. The preparation of the fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary descriptions. Each of the analyses conducted by DLJ was carried out in order to provide a different perspective on the transaction and to add to the total mix of information available. DLJ did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, DLJ considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. DLJ did not place any particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, DLJ has indicated to Seaway that it believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The analyses performed by DLJ are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses.

Engagement Letter. Pursuant to the terms of an engagement agreement dated July 14, 1999, Seaway has agreed to pay DLJ a fee that is customary in transactions of this nature, a substantial portion of which is contingent upon the completion of the merger. In addition, Seaway agreed to reimburse DLJ, upon request by DLJ from time to time, for all out-of-pocket expenses, including the reasonable fees and expenses of counsel, incurred by DLJ in connection with its engagement and to indemnify DLJ and certain related persons against certain liabilities in connection with its engagement, including liabilities under federal securities laws. DLJ and Seaway negotiated the terms of the fee arrangement on an arm's-length basis.

Recommendation of the Spartan Stores Board and Reasons for the Merger

The Spartan Stores board believes that the merger is fair to, and in the best interests of, Spartan Stores and its shareholders. Accordingly, the Spartan Stores board has unanimously adopted the merger agreement and unanimously recommends that Spartan Stores shareholders vote for the approval of the amendments to Spartan Stores' articles of incorporation and bylaws described in this prospectus and joint proxy statement.

In making its decision to adopt the merger agreement and to recommend to the shareholders of Spartan Stores that they vote their shares in favor of the amendments to Spartan Stores' articles of incorporation and bylaws described in this document, the Spartan Stores board consulted with Spartan Stores' management and Spartan Stores' financial and legal advisors, and considered a number of factors, including, among others, the following material considerations:

- the long-term interests of Spartan Stores and its shareholders, as well as the interests of Spartan Stores associates, customers, creditors, and the communities in which Spartan Stores operates;

- current Spartan Stores shareholders will continue to own approximately 66.5% of Spartan Stores immediately following the merger;

- Spartan Stores will apply for listing on Nasdaq following the merger the shares of Spartan Stores common stock, thus providing Spartan Stores shareholders the opportunity for a more liquid trading market for their stock than they have had in the past and providing Spartan Stores an opportunity for access to capital through the public markets;

- information concerning the business, earnings, operations, financial condition and prospects of Spartan Stores and Seaway, both individually and on a combined basis, including information with respect to the historic earnings performance of each of Spartan Stores and Seaway;

- the presentation made by McDonald at the April 6, 2000 meeting of the Spartan Stores board, and the opinion of McDonald, that as of such date and based upon and subject to the matters reviewed with the Spartan Stores board, after considering the dividend of the Spartan Stores common stock to the Spartan Stores shareholders, the consideration to be paid to the Seaway shareholders in the merger was fair to Spartan Stores from a financial point of view. This opinion was considered together with the valuation and other analyses presented to the Spartan Stores board by McDonald. A description of the opinion and analyses are set forth under "Opinion of Spartan Stores' Financial Advisor" beginning on page ____;

- the merger provides Spartan Stores the opportunity to expand its retail supermarket business, enabling Spartan Stores to operate more than 94 supermarkets and 26 deep discount drug stores after the merger;

- the merger combines companies with strong positions in attractive markets, providing for complementary strategic and geographic diversification;

- the merger provides Spartan Stores with the scale, geographic scope, product diversity and complementary competencies to enable it to serve its customers better, which should allow Spartan Stores after the merger to benefit, over the long term, from increased financial strength, revenue diversification and financial flexibility as compared to either company on a stand-alone basis;

- the merger is expected to result in increased cash flow, acceleration in earnings growth and improvement in operating margins;

- the terms of the merger agreement;

- the effects of the termination fee payable by Seaway under limited circumstances, including the potential effect that the termination fee may have on the ability of other parties to make competing business combination proposals with respect to Seaway;

- the recent and historical trading prices of the Seaway common stock and the recent and historical prices at which Spartan Stores sold and purchased its shares of common stock relative to the public trading prices of other food industry companies, and the potential for appreciation in the value of the Spartan Stores common stock following the merger resulting from opportunities for enhanced revenue growth and accelerated earnings growth of Spartan Stores after the merger; and

- the ability of the parties to consummate the merger, including, in particular, the likelihood of obtaining regulatory approvals and the terms of the merger agreement regarding the obligations of the parties to pursue such regulatory approvals.

The Spartan Stores board also considered a variety of inherent risks and other potentially negative factors in deliberations concerning the merger. In particular, the Spartan Stores board considered:

- the risks associated with integrating the operations of Seaway with Spartan Stores' existing operations, including the difficulty in integrating business and management information systems and the strain on existing levels of personnel to operate the Seaway business;

- the risks associated with a fixed exchange ratio that is not adjusted based on any change in the market price per share of the Seaway common stock or the value per share of the Seaway common stock or the Spartan Stores common stock; and

- the conflicts of interest of members of the Seaway Food Town board and officers.

The Spartan Stores board did not receive a quantitative analysis of all the factors listed above. However, based on the foregoing, and the recommendation of management of Spartan Stores, the Spartan Stores board concluded that the anticipated benefits of the merger outweighed the possible detriments.

The foregoing discussion is not intended to be exhaustive but includes the material information and factors considered by the Spartan Stores board in its consideration of the merger. In view of the wide variety of factors considered, the Spartan Stores board did not assign relative weights to the specific factors considered in reaching its determination. The determination was made after consideration of all of the factors as a whole. In addition, individual members of the Spartan Stores board may have given different weights to different factors.

The Spartan Stores board unanimously recommends that the Spartan Stores shareholders vote FOR approval of the proposed amendments to Spartan Stores' articles of incorporation and bylaws.

Opinion of Spartan Stores' Financial Advisor

In its role as financial advisor to Spartan Stores, McDonald was asked by Spartan Stores to render an opinion to the Spartan Stores board as to the fairness to Spartan Stores, from a financial point of view, of the merger consideration pursuant to the terms of the merger agreement. McDonald was not retained as an advisor or agent to the Spartan Stores shareholders or any other person, other than as an advisor to the Spartan Stores board. On April 6, 2000, McDonald delivered an oral opinion, subsequently confirmed in writing, to the effect that as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications set forth in such opinion, after giving effect to the stock split pursuant to a dividend of 0.336 shares of Spartan Stores common stock for each share of common stock outstanding before the merger, the merger consideration (which consists of each share of Seaway common stock being converted into the right to receive (1) $5.00 in cash and (2) one fully paid and nonassessable share of Spartan Stores common stock) was fair to Spartan Stores from a financial point of view.

The full text of the written opinion of McDonald is attached to this document as Annex D. Spartan Stores shareholders are urged to read that opinion carefully and in its entirety for assumptions made, procedures followed, other matters considered and limits of the review undertaken in arriving at that opinion. The description of McDonald's opinion contained in this document is qualified in its entirety by reference to the full text of the opinion in Annex D.

McDonald's opinion was prepared for the Spartan Stores board and is directed only to the fairness of the merger consideration to Spartan Stores, from a financial point of view, and does not address the merits of the decision by Spartan Stores to engage in the merger or other business strategies considered by the Spartan Stores board, nor does it address the board's decision to proceed with the merger. McDonald's opinion does not constitute a recommendation to any Spartan Stores shareholder as to how such shareholder should vote at the Spartan Stores annual meeting of shareholders.

McDonald's opinion does not constitute an opinion as to the price at which the Spartan Stores common stock will trade at any time after the merger. The merger consideration was determined in arm's-length negotiations between Spartan Stores and Seaway, in which negotiations McDonald advised Spartan Stores. No restrictions or limitations were imposed by Spartan Stores on McDonald with respect to the investigations made or the procedures followed by McDonald in rendering its opinion.

In arriving at its opinion, McDonald reviewed, among other things, the merger agreement in substantially the same form presented to the Spartan Stores board. McDonald also reviewed financial and other information that was publicly available or furnished to it by Spartan Stores and Seaway, including information provided during discussions with their respective managements. Included in the information provided to McDonald were certain financial projections of Spartan Stores prepared by Spartan Stores' management and certain financial projections of Seaway prepared by Seaway's management, which were modified by Spartan Stores' management. In addition, McDonald reviewed the historical stock prices and trading volumes of the common stock of Seaway, compared certain financial and securities data of Spartan Stores and Seaway with various other comparable companies whose securities are traded in public markets, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as McDonald deemed appropriate for purposes of its opinion.

In rendering its opinion, McDonald relied upon and assumed, without independent verification, the accuracy, completeness and fairness of all of the financial and other information that was available to it from public sources, that was provided to it by Spartan Stores and Seaway or their respective representatives or that was otherwise reviewed by it. McDonald assumed that the financial projections supplied to it were reasonably prepared on the basis reflecting the best currently available estimates and judgments of Spartan Stores' management with respect to the future operating and financial performance of Spartan Stores and the judgments of Seaway's management with respect to the future operating and financial performance of Seaway as modified by Spartan Stores' management. McDonald has not assumed any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by it.

McDonald's opinion is necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to McDonald as of, the date of its opinion. You should understand that, although subsequent developments may affect its opinion, McDonald does not have any obligation to update, revise or reaffirm its opinion.

The following is a brief summary of the principal financial analyses performed by McDonald to arrive at its opinion. This summary does not purport to be a complete description of the analyses performed by McDonald. McDonald drew no specific conclusions from any of these analyses, but subjectively factored its observations from these analyses into its qualitative assessment of the relevant facts and circumstances.

Summary of Proposal. McDonald reviewed the terms of the merger agreement, including the consideration in cash and stock to be paid to the Seaway shareholders; the stock split pursuant to a share dividend to the Spartan Stores shareholders; the implied offer value; and the implied aggregate transaction value. Based on a 5.0x – 6.0x multiple on Spartan Stores' LTM pro forma EBITDA of approximately $75.5 million, McDonald calculated an implied offer price per share of Seaway of $16.47 to $22.17, an implied offer value of $109.9 million to $147.9 million, and an implied aggregate transaction value of approximately $141.3 million to $179.3 million.

Common Stock Trading Price History. McDonald reviewed the daily closing prices of Seaway's common stock from January 1, 1999, to April 4, 2000. McDonald noted that the daily trading price of Seaway's common stock ranged from a closing high of $29.625 on September 7, 1999, to a closing low of $11.75 on April 7, 1999. McDonald also noted that Seaway's common stock price climbed 15% on July 9, 1999, following the public announcement of Seaway's decision to seek strategic alternatives. McDonald further noted that the increase in Seaway's stock price after the July 8, 1999 announcement was substantially higher than the median closing trading price, which was $15.625 for the latest twelve months ended July 8, 1999, the day of the announcement.

Analysis of Selected Publicly Traded Companies. McDonald compared financial information for Seaway to corresponding information for six publicly traded food retail companies. The selected companies consisted of The Grand Union Company; Ingles Markets, Incorporated; Marsh Supermarkets, Inc.; Foodarama Supermarkets, Inc.; Homeland Holding Corporation; and Village Super Market, Inc. McDonald calculated and compared the market values and certain ratios based on stock prices as of March 31, 1999, for the selected companies and the merger consideration for Seaway. Such ratios included enterprise value divided by LTM EBITDA and EBIT and stock prices divided by estimated calendar 1999 earnings per share and estimated calendar 2000 earnings per share. Enterprise value represents the market value of common equity plus the book value of debt, less cash and cash equivalents. Earnings per share projections for the selected companies and Seaway were based upon the First Call Research Network consensus research analyst estimates.

No other company utilized in McDonald's analysis of selected publicly traded companies is identical to Seaway. Accordingly, this analysis necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Spartan Stores and other companies included in the analysis.

Summary of Analysis of Selected Publicly Traded Companies					
	Selected Companies				
LTM Estimates	Range		Mean	Median	Seaway 3/31/00
LTM EBITDA Contribution	2.5%	5.5%	4.1%	4.1%	4.6%
Enterprise Value/LTM EBITDA	2.2x	7.1 x	4.6 x	4.4x	5.0x
LTM Price/Earnings	6.0 x	12.2 x	10.3 x	11.6x	14.5x
2000 Price/Earnings	--	--	11.0 x	11.0x	13.4x

McDonald also compared financial information for Spartan Stores to corresponding information for three publicly traded food wholesale companies. The selected companies were SUPERVALU Inc., Nash Finch Company and Fleming Companies, Inc. McDonald calculated and compared the market values and certain ratios based upon stock prices as of March 31, 2000, for the selected companies. Such ratios included enterprise value divided by LTM EBITDA and EBIT and stock prices divided by estimated LTM earnings per share and estimated calendar 2000 earnings per share. Earnings per share projections for the selected companies were based upon the First Call Research Network consensus research analyst estimates.

No other company utilized in McDonald's analysis of selected publicly traded companies is identical to Spartan Stores. Accordingly, this analysis necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Spartan Stores and other companies included in the analysis.

Summary of Analysis of Selected Publicly Traded Companies				
	Selected Companies			
	Range			
LTM Estimates	Low	High	Mean	Median
LTM EBITDA Contribution	1.9%	3.9%	2.8%	2.6%
Enterprise Value/LTM EBITDA	5.5x	6.0x	5.7x	5.7x
LTM Price/Earnings	--	--	10.8x	10.8x
2000 Price/Earnings	--	--	9.6x	9.6x

Discounted Cash Flow Analysis. McDonald performed a discounted cash flow analysis for the five-year period ending with fiscal year 2005 on the unlevered free cash flows of Seaway using financial projections provided by Seaway management as modified by Spartan Stores' management. Unlevered free cash flows were calculated as: (1) the projected EBIT adjusted for taxes, plus (2) projected depreciation and amortization, plus (or minus) (3) projected net changes in working capital and minus (4) projected capital expenditures. McDonald calculated terminal values by applying a range of estimated EBITDA multiples of 4.5x to 5.5x to projected fiscal year 2005 EBITDA. The unlevered free cash flows and terminal values were then discounted to April 1, 2000, using discount rates ranging from 8.0% to 10.0%, representing an estimated range of the weighted average cost of capital for Seaway, adjusted for Seaway's relatively small equity capitalization and other subjective judgments.

Summary of Discounted Cash Flow Analysis		
	Low	High
Seaway per share equity value (based on financial projections provided by Spartan Stores management)	$10.69 -	$15.53

McDonald also performed a discounted cash flow analysis for the five-year period ending with fiscal year 2005 on the unlevered free cash flows of Spartan Stores using financial projections provided by Spartan Stores and Seaway management. Unlevered free cash flows were calculated as: (1) the projected EBIT adjusted for taxes, plus (2) projected depreciation and amortization, plus (or minus) (3) projected net changes in working capital and minus (4) projected capital expenditures. McDonald calculated terminal values by applying a range of estimated EBITDA multiples of 5.0x to 6.0x to projected fiscal year 2005 EBITDA. The unlevered free cash flows and terminal values were then discounted to April 1, 2000, using discount rates ranging from 11.0% to 13.0%, representing an estimated range of the weighted average cost of capital for Spartan Stores, adjusted for Spartan Stores' illiquidity and other subjective judgments.

Summary of Discounted Cash Flow Analysis		
	Low	High
Spartan Stores per Share Equity Value (based on financial projections provided by Spartan Stores management)	$19.28 -	$27.95
Spartan Stores Enterprise Value to LTM EBITDA	5.5x -	6.7x

Selected Transactions Analysis. McDonald reviewed selected comparable acquisitions in the food retailing and food wholesaling industry announced since April 1995 with enterprise values greater than $85 million. For each of the comparable transactions, McDonald calculated the ratio of enterprise value to LTM EBITDA prior to the announcement of the merger.

No transaction utilized in the comparable transactions analysis is identical to the merger. Accordingly, such analysis necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Spartan Stores and Seaway and other factors that could affect the acquisition value of the companies to which they are being compared.

Summary of Comparable Transactions Analysis	
	Enterprise Value/ LTM EBITDA
Range of Comparable Transactions	6.6x - 12.7x
Average of Comparable Transactions	9.0x
Median of Comparable Transactions	8.5x

Pro Forma Merger Analysis. McDonald prepared pro forma analyses of the financial impact of the merger. The analyses were prepared using projections provided by Spartan Stores' management and projections provided by Seaway's management (modified by Spartan Stores' management) and based on Spartan Stores and Seaway business plans, but excluded consideration of any write-offs related to the merger, related fees and expenses and any potential effect of assets divestitures. Using related projected earnings estimates, for the fiscal years ended 2001 and 2002, as adjusted to reflect the merger savings and benefits, McDonald compared the earnings per share for each of Spartan Stores and Seaway assuming the merger had not occurred to that of the combined companies on a pro forma basis. This analysis assumed an effective tax rate of 36.0% and an exchange ratio of 1.0 after giving effect to the Spartan Stores share dividend. That analysis indicated that the merger would be dilutive on an earnings per share basis for the fiscal year ending March 2001 and neutral for the fiscal year ending March 2002 relative to the projected estimates for Spartan Stores. This assumes that the transaction closed on April 1, 2000.

Contribution Analysis. McDonald reviewed selected historical and estimated future operating and financial information, including revenues, EBITDA and net income for Spartan Stores and Seaway, based on their respective management's estimates, and the pro forma combined entity resulting from the merger adjusting for the five month disparity existing between Spartan Stores' and Seaway's fiscal year ends. As such, Seaway's LTM ended February was compared with Spartan Stores' fiscal year end of March 31.

The table below sets forth the results indicated by this analysis.

Relative Contribution Analysis for Fiscal Year 2000			
	Spartan Stores	Seaway	Total
Revenue	81.8%	18.2%	100%
EBITDA	69.5%	30.5%	100%
Net Income	66.1%	33.9%	100%
Pro Forma Ownership	66.5%	33.5%	100%

The actual results achieved by the combined company may vary from projected results and the variations may be material.

Conclusion. The summary set forth above describes the principal elements of the presentation made by McDonald to the Spartan Stores Board on April 6, 2000. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Each of the analyses conducted by McDonald was carried out in order to provide a different perspective on the transaction and add to the total mix of information available. McDonald did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, McDonald considered the results of the analyses in light of each other and ultimately reached its opinion based upon the results of all analyses taken as a whole. McDonald did not place particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, McDonald believes that its analyses must be considered as a whole and that selecting portions of its analysis and the factors considered by it, without considering all analyses and factors, could create an incomplete or misleading view of the evaluation process underlying its opinion. In performing its analyses, McDonald made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by McDonald are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.

Engagement Letter. Pursuant to the terms of an engagement letter dated November 16, 1999, Spartan Stores agreed to pay McDonald a fee that is customary in transactions of this nature, a substantial portion of which is contingent on completion of the merger. Spartan Stores has also agreed to reimburse McDonald promptly for all out-of-pocket expenses, including the reasonable fees and out-of-pocket expenses of counsel, incurred by McDonald in connection with its engagement, whether or not the merger is consummated, and to indemnify McDonald and related persons against liabilities in connection with its engagement, including liabilities under federal securities laws. The terms of the fee arrangement with McDonald, which McDonald and Spartan Stores believe are customary in transactions of this nature, were negotiated at arm's-length between Spartan Stores and McDonald. The Spartan Stores board was aware that a significant portion of the aggregate fee payable to McDonald is contingent upon completion of the merger. McDonald may provide investment banking services to Spartan and its subsidiaries in the future.

In the ordinary course of business, McDonald may actively trade the securities of Seaway for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in those securities. McDonald has also rendered investment banking services to Seaway in the past, including advising and underwriting Seaway's initial public offering, providing research coverage of Seaway and engaging in conversations from time to time regarding strategic alternatives. Thomas O'Donnell, who served as a director of Seaway, is the retired Chairman of McDonald. Because McDonald acted as financial advisor to Spartan Stores, Mr. O'Donnell did not participate in any discussions or negotiations concerning a proposed transaction with Spartan Stores. Mr. O'Donnell resigned as a director prior to the April 6, 2000 meeting of the Seaway board, and his resignation was accepted at that meeting.

McDonald, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Spartan Stores selected McDonald based on its experience in transactions similar to the merger and its reputation in the retail and investment communities.

Seaway Voting Agreements

Each of Wallace D. Iott, who is the Chairman of the Board and a director of Seaway, Jeanette Iott, who is the wife of Mr. Wallace Iott, and Richard B. Iott, who is the President and Chief Executive Officer and a director of Seaway, entered into voting agreements with Spartan Stores. Under the terms of these voting agreements, until the merger is completed or the merger agreement is terminated in accordance with its terms, each such person has agreed, among other things:

- to appear, or cause the record holder of his or her Seaway stock to appear, for the purpose of obtaining a quorum at any meeting of shareholders of Seaway at which the merger, the merger agreement, or any transaction contemplated thereby are considered;
- to vote, or cause the record holder to vote, all of the shares of Seaway stock owned by the shareholder or with respect to which he or she has or shares voting power or control, and all of the shares of Seaway stock that shall, or with respect to which voting power or control shall, thereafter be acquired by such shareholder, in favor of the merger, the adoption of merger agreement, and the transactions contemplated by the merger agreement;
- not to enter into a voting agreement or grant a proxy or power of attorney that is inconsistent with the voting agreement; and
- not to offer or otherwise agree to sell, pledge or dispose of any shares of Seaway

common stock or any other securities or rights convertible into or exchangeable for shares of Seaway common stock, that he or she owns or with respect to which he or she has the power of disposition, without Spartan Stores' prior written consent, unless the transferee of the shares agrees to be bound by the voting agreement.

The parties to the voting agreements own approximately 25% of the outstanding shares of Seaway common stock. The obligations imposed on the parties under the voting agreements are limited to 19.9% of the outstanding shares of Seaway common stock. However, the parties to the voting agreements presently intend to vote all of the shares of Seaway common stock that they own in favor of the proposal to adopt the merger agreement. The voting agreements do not restrict or limit the rights or obligations of any such person in his capacity as an officer or a director of Seaway.

The voting agreements will terminate if the merger agreement is terminated.

Spartan Stores Voting Agreements

The directors and some officers of Spartan Stores (14 persons) entered into voting agreements with Seaway. Under the terms of these voting agreements, until the merger is completed or the merger agreement is terminated in accordance with its terms, each such person has agreed, among other things:

- to appear, or cause the record holder of his Spartan Stores stock to appear, for the purpose of obtaining a quorum at any meeting of shareholders of Spartan Stores at which the proposed amendments to Spartan Stores' articles of incorporation and bylaws are considered;

- to vote, or cause the record holder to vote, all of the shares of Spartan Stores stock owned by the shareholder or with respect to which he has or shares voting power or control, and all of the shares of Spartan Stores stock that shall, or with respect to which voting power or control shall, thereafter be acquired by such shareholder, in favor of the proposed amendments to Spartan Stores' articles of incorporation and bylaws;

- not to enter into a voting agreement or grant a proxy or power of attorney that is inconsistent with the voting agreement; and

- not to offer or otherwise agree to sell, pledge or dispose of any shares of Spartan Stores Class A common stock or any other securities or rights convertible into or exchangeable for shares of Spartan Stores Class A common stock, that he owns or with respect to which he has the power of disposition, without Seaway's prior written consent, unless the transferee of the shares agrees to be bound by the voting agreement.

The parties to the voting agreements own approximately 16.6% of the outstanding shares of Spartan Stores Class A common stock. The voting agreements do not restrict or limit the rights or obligations of any such person in his capacity as an officer or a director of Spartan Stores.

The voting agreements will terminate if the merger agreement is terminated.

Restrictions on Resales by Affiliates

The Spartan Stores common stock issued to Seaway shareholders under the merger agreement will be freely transferable under the Securities Act, except for shares issued to any person who is an "affiliate" of Seaway within the meaning of Rule 145 under the Securities Act. Shares of Spartan Stores common stock received by persons who are Seaway affiliates may be resold by such persons only in transactions permitted by the resale provisions of Rule 145, which permits limited sales under certain circumstances, or as otherwise permitted under the Securities Act. Persons who are affiliates of Seaway generally include individuals or entities that, directly or indirectly through one or more intermediaries, control, are controlled by or are under common control with Seaway and may include certain officers, directors and principal shareholders of Seaway. All Seaway shareholders who may be deemed to be affiliates of Seaway will be so advised before the time the merger is effective.

Seaway Affiliate's Agreements

Seaway's officers, directors and certain shareholders (11 persons) entered into affiliate's agreements with Spartan Stores. Each affiliate of Seaway has agreed to use all reasonable efforts, consistent with his fiduciary obligations as an officer or director of Seaway, to assist Seaway in causing the merger agreement to be adopted by the shareholders and completed according to its terms. Each affiliate also agreed not to solicit proposals or negotiate with any other party about a sale of Seaway or any subsidiary of Seaway or furnish any nonpublic information concerning Seaway or any subsidiary of Seaway to any unaffiliated third party, except as required by applicable law or regulations.

In addition, each affiliate agreed not to dispose of any shares of Seaway common stock owned or controlled by him or any Spartan Stores common stock that he receives in the merger, and any other such shares that he may own, for the period beginning as of the effective time of the merger and ending 90 days later, with certain specified exceptions. The affiliate's agreements require all sales or other dispositions of stock by an affiliate of Seaway to be conducted in full compliance with all applicable securities laws.

Spartan Stores Affiliate's Agreements

Spartan Stores' officers and directors (16 persons) entered into affiliate's agreements with Spartan Stores. Each affiliate of Spartan Stores has agreed to use all reasonable efforts, consistent with his fiduciary obligations as an officer or director of Spartan Stores, to assist Spartan Stores in causing the amendments to Spartan Stores' articles of incorporation and bylaws described in this prospectus and joint proxy statement to be approved and adopted by the shareholders. In addition, each affiliate agreed not to dispose of any shares of Spartan Stores stock owned or controlled by him or any Spartan Stores common stock that he receives in connection with the merger, and any other such shares that he may own, for the period beginning as of the effective time of the merger and ending 90 days later, with certain specified exceptions. The affiliate's agreements require all sales or other dispositions of stock by an affiliate of Spartan Stores to be conducted in full compliance with all applicable securities laws.

Interests of Certain Persons in the Merger

Members of the management and boards of directors of Seaway and Spartan Stores may be considered to have interests in the merger that are in addition to their general interests as shareholders of Seaway and Spartan Stores. The Seaway and Spartan Stores boards were aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby.

Consulting Agreements. Each of Wallace D. Iott, who is the Chairman of the Board and a director of Seaway, Richard B. Iott, who is the President and Chief Executive Officer and a director of Seaway, and Waldo E. Yeager, who is the Chief Financial Officer and Treasurer and a director of Seaway, have entered into consulting agreements with Spartan Stores. These consulting agreements are for terms of one year from the effective time of the merger.

Each consulting agreement requires the consultant to perform such consulting services as the President of Spartan Stores requests in connection with the integration of the Seaway business into the business of Spartan Stores and to perform such other services as the parties agree upon during the term of the consulting agreement. During the term of his consulting agreement, each consultant will be entitled to receive one-half of his annual base salary with Seaway in effect at the time of the merger. Accordingly, Richard B. Iott will receive approximately $113,500 for one year of consulting services, Waldo E. Yeager will receive approximately $98,700 for one year of consulting services, and Wallace D. Iott will receive approximately $150,000 for one year of consulting services. Each consultant will also be reimbursed for reasonable out-of-pocket expenses incurred by him in performing his duties under the consulting agreement.

Each consultant will agree not to compete with Spartan Stores or its subsidiaries in specified ways during (1) the term of the consulting agreement and (2) for 18 months following the effective time of the merger or 6 months following the termination of the consulting agreement, whichever is longer.

Seaway Separation Allowance Plan. Seaway adopted a separation allowance plan on September 14, 1999. Under the terms of this plan, if any eligible employee is terminated within 12 months after the merger, that employee will be paid two weeks of his or her base salary for each year of his or her service with Seaway or its subsidiaries. Approximately 843 employees of Seaway and its subsidiaries are subject to this plan. The merger agreement required Seaway to amend the separation allowance plan to provide that it would not apply to any employee hired by Seaway or any of its subsidiaries on or after the date of the merger agreement.

At the effective time of the merger, Spartan Stores will terminate the employment of each person who is a party to the consulting agreements described above. Under the terms of the separation allowance plan, Wallace Iott will receive a severance payment of $577,000, Richard Iott will receive a severance payment of $253,193 and Waldo Yeager will receive a severance payment of $318,877.

Indemnification; Directors and Officers Insurance. Spartan Stores has agreed that for the period from the effective time of the merger until at least six years later, it will cause the surviving corporation to honor any and all rights to indemnification and advancement of expenses existing as of the effective time in favor of the present and former directors and officers of Seaway or any of its subsidiaries under their respective articles of incorporation, codes of regulations or similar charter documents. Spartan Stores has also agreed to cause the surviving corporation to advance expenses as incurred by such indemnified persons to the fullest extent permitted by the Ohio General Corporation Law, provided that the person to whom expenses are advanced agrees to repay the advances if it is ultimately determined that he or she is not entitled to indemnification.

Furthermore, the merger agreement requires Spartan to maintain, or to cause the surviving corporation to maintain, for six years after the merger, a policy of officers' and directors' liability insurance for acts and omissions occurring prior to the merger with coverage at least as favorable as Seaway's existing directors' and officers' liability insurance coverage. However, if the existing insurance expires, is terminated or canceled, or if the annual premium for the insurance increases more than 200% over the current premium during the six- year period, Spartan is only required to obtain, or to cause the surviving corporation to obtain, as much director and officer insurance as can be obtained for the remainder of the six-year period for a premium not more than, on an annualized basis, 200% of the current premium.

Spartan Stores has also agreed to enter into agreements with each of its directors who will not continue as directors after the merger to honor their rights of indemnification and advancement of expenses existing as of the effective time of the merger and to continue director and officer insurance, each on terms comparable to that applicable to Seaway's directors as discussed above.

Employee Benefit Plans. The merger agreement requires Spartan to cause the surviving corporation and its subsidiaries to honor, in accordance with their terms as in effect on the date of the merger agreement, (1) all existing employment and severance agreements between Seaway and its subsidiaries and any director, officer or employee of Seaway or any of its subsidiaries to the extent disclosed to Spartan Stores by Seaway in its disclosure letter and (2) all obligations of Seaway under certain Seaway employee benefit plans. After the merger, Spartan Stores may amend or terminate any Seaway employee benefit plan in accordance with its terms, other than the Seaway separation allowance plan with respect to employees hired by Seaway prior to the date of the merger agreement.

Furthermore, the merger agreement requires Spartan Stores, for one year following the merger, to cause the surviving corporation to pay or provide to each employee of Seaway or any of its subsidiaries who remains employed by the surviving corporation or its subsidiaries during that one-year period, other than (1) any employee who is subject to a collective bargaining agreement or other contract between Seaway or any of its subsidiaries and any labor organization and (2) any employee who is a party to a change in control or similar contract, other than the Seaway separation allowance plan, (a) wages and other compensation at rates not less than the rates applicable to such employee in his or her position on the date of the merger agreement, and (b) employment benefits that are materially no less favorable, in the aggregate, than the employment benefits provided to all such employees on the date of the merger agreement.

This provision of the merger agreement, however, does not give any employee of Seaway or any of its subsidiaries before the merger, or of the surviving corporation or any of its subsidiaries after the merger, any right to continued employment, limit the circumstances under which an employee's employment may be terminated or modified or require Spartan or the surviving corporation or its subsidiaries to pay any wages and other compensation or provide any employment benefits for any period of time after the termination of employment of any employee. Subject to any employment contracts and applicable law, the surviving corporation and its subsidiaries may at any time terminate the employment of any employee, free from any liability other than any obligation under the Seaway separation allowance plan.

Accounting Treatment

The merger will be accounted for under the purchase method of accounting in accordance with generally accepted accounting principles. Under this method of accounting, the purchase price will be allocated to assets acquired and liabilities assumed based on their estimated fair values with any excess allocated to goodwill. Spartan Stores' income will not include income of Seaway's prior to the effective time of the merger.

Material U.S. Federal Income Tax Consequences

The following discussion summarizes the material U.S. federal income tax consequences of the merger and is based on the Internal Revenue Code, Treasury regulations, administrative interpretations and court decisions. Future legislation, regulations, administrative interpretations or court decisions could change, possibly with retroactive effect, and any such change could affect the accuracy of the following discussion. This summary is not a complete description of all of the tax consequences that may be relevant to a Seaway shareholder or Spartan Stores shareholder. In particular, this summary does not address all of the federal income tax consequences applicable to shareholders who are subject to special treatment under federal income tax law, including dealers in securities, traders in securities electing to mark to market, banks, insurance companies, tax-exempt organizations, non-United States persons and shareholders who acquired shares of Seaway common stock or Spartan Stores common stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan. This discussion assumes you hold your shares of Seaway common stock or Spartan Stores common stock as a capital asset within the meaning of the Internal Revenue Code. This discussion does not address the tax consequences under state, local or foreign laws.

You are advised to consult with your own tax advisor regarding your specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed changes in the tax laws.

Under the merger agreement, Spartan Stores is not required to complete the merger unless it has received the opinion of Warner Norcross & Judd, counsel to Spartan Stores, that the merger will qualify as a "reorganization" under Section 368(a) of the Internal Revenue Code and other federal income tax consequences to the merger. Similarly, Seaway is not required to complete the merger unless it has received the opinion of Spengler Nathanson, counsel to Seaway, that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Spartan Stores and Seaway believe, based on these opinions, that the merger will have the federal income tax consequences described below. Spartan Stores and Seaway have not, and will not, seek any rulings from the Internal Revenue Service about these matters.

Seaway Shareholders

- As a Seaway shareholder, you will recognize any gain realized on the exchange of your Seaway common stock for Spartan Stores common stock and cash up to the amount of cash you receive, but you will not recognize any loss. The amount of gain you realize will be the difference between (1) the sum of (a) the fair market value on the date of the merger of the Spartan Stores common stock you receive and (b) the amount of cash you receive and (2) your tax basis for your Seaway common stock.

- The gain you recognize will be characterized as either capital gain or ordinary income (up to your ratable share of undistributed earnings and profits). The gain will be characterized as a capital gain unless the exchange of your shares of Seaway common stock for Spartan Stores common stock and cash is determined to have the effect of the distribution of a dividend within the meaning of Section 356(b)(2) of the Internal Revenue Code. This determination will be made in accordance with Section 302 of the Internal Revenue Code, taking into account the stock ownership attribution rules of Section 318. Under those rules, you will be treated as if (a) all your shares of Seaway common stock were first exchanged for Spartan Stores common stock and (b) a portion of those shares of Spartan Stores common stock were then redeemed for the cash you actually receive in the merger. Capital gains treatment will apply if your hypothetical percentage ownership interest in Spartan Stores (both actual and constructive) after hypothetical step (b) represents less than 80% of your hypothetical interest in Spartan Stores (both actual and constructive) after hypothetical step (a). Dividend treatment will apply if the test above is not met and the redemption is determined to be "essentially equivalent to a dividend" under the principles of Section 302 of the Code. While this determination will be based on each Seaway shareholder's particular facts and circumstances, the IRS has indicated in published rulings that a distribution that results in any actual reduction in interest of an extremely small minority shareholder in a publicly held corporation will meaningfully reduce the shareholder's interest in the corporation, and, therefore, will result in capital gain treatment for a shareholder who holds the shares as capital assets if the shareholder exercises no control with respect to corporate affairs. **Because the determination of whether the exchange will be treated as having the effect of the distribution of a dividend will generally depend upon the facts and circumstances of each Seaway shareholder, you are strongly advised to consult your own tax advisor regarding the tax treatment of cash that you receive in the merger, including the application of the constructive ownership rules of the Internal Revenue Code.**

- Your aggregate tax basis for the shares of Spartan Stores common stock you receive for your Seaway common stock will be the same as your aggregate tax basis for the Seaway common stock, plus the amount of gain you recognize, minus the amount of cash you receive.

- Your holding period for the shares of Spartan Stores common stock you receive for your Seaway common stock will include your holding period for the Seaway common stock.

- If you dissent from the merger and receive cash in exchange for your Seaway common stock, you generally will be treated as if you sold your shares in a taxable transaction. You will recognize gain or loss equal to the difference between the cash you receive and your tax basis in the Seaway common stock you surrender.

- Spartan Stores and Seaway must comply with information reporting requirements in connection with any cash distributions to Seaway shareholders. In addition, "backup withholding" at the rate of 31% will apply to these payments unless you provide an accurate taxpayer identification number in the manner required by U.S. law and applicable regulations, you certify that you are not subject to backup withholding, and you otherwise comply with applicable requirements of the backup withholding rules. Amounts withheld under the backup withholding rules may be credited against your United States federal income tax liability. You may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

Spartan Stores Shareholders. Spartan Stores shareholders will receive a dividend of an additional 0.336 shares of Spartan Stores common stock for each share of Spartan Stores common stock outstanding immediately before the merger. In addition, each share of Spartan Stores Class A common stock, $2.00 par value, will be converted into one share of Spartan Stores common stock, no par value. This stock dividend and stock conversion will have the following U.S. federal income tax consequences to Spartan Stores shareholders:

- You will not recognize any gain or loss as a result of the stock dividend or the stock conversion.

- Your aggregate tax basis for the shares of Spartan Stores common stock that you receive as a result of the stock dividend and the stock conversion will be the same as your aggregate tax basis for the Spartan Stores common stock that you own before the merger.

- Your holding period for shares of Spartan Stores common stock that you receive as a result of the stock dividend and stock conversion will include your holding period for the Spartan Stores common stock that you own before the merger.

Spartan Stores and Seaway Food Town. Spartan Stores and Seaway believe, based on the opinions of their respective counsel, that:

- Spartan Stores, Spartan Acquisition Corp. and Seaway will each be a "party to a reorganization" within the meaning of Section 368(b) of the Internal Revenue Code.

- No gain or loss will be recognized by Seaway upon the transfer of its assets to Spartan Acquisition Corp. in the merger in exchange for Spartan Stores common stock and cash and the assumption by Spartan Acquisition Corp. of the liabilities of Seaway.

- No gain or loss will be recognized by Spartan Stores or Spartan Acquisition Corp. upon the acquisition by Spartan Acquisition Corp. of the assets of Seaway in the merger in exchange for the Spartan Stores common stock and cash and the assumption by Spartan Acquisition Corp. of the liabilities of Seaway.

- The basis of the assets of Seaway received by Spartan Acquisition Corp. in the merger will be the same as the basis of those assets in the hands of Seaway immediately before the merger.

- The holding period of the assets of Seaway received by Spartan Acquisition Corp. in the merger will, in each instance, include the period for which such assets were held by Seaway before the merger.

Financing

Spartan Stores will use working capital and funds available to it under its credit facilities to complete the transactions contemplated by the merger agreement, including the payment of the $5.00 in cash to be paid for each share of Seaway common stock.

Governmental and Regulatory Approvals

Under the Hart-Scott-Rodino Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder by the Federal Trade Commission, the merger may not occur until notifications have been given and certain information has been furnished to the Federal Trade Commission and the Antitrust Division of the Department of Justice and specified waiting period requirements have been satisfied. Seaway and Spartan Stores filed premerger notification and report forms with the Federal Trade Commission and the Antitrust Division on May 12, 2000.

However, at any time before or after the time the merger is effective, the Antitrust Division of the Department of Justice, the Federal Trade Commission or a private person or entity could seek under the antitrust laws, among other things, to enjoin the merger or to cause Spartan Stores to divest itself, in whole or in part, of the surviving corporation or of other businesses conducted by the surviving corporation. There can be no assurance that a challenge to the merger will not be made or that, if such a challenge is made, Spartan Stores will prevail. The obligations of Seaway and Spartan Stores to consummate the merger are subject to the condition that the applicable waiting period under the HSR Act shall have expired without action by the Antitrust Division of the Department of Justice or the Federal Trade Commission to prevent consummation of the merger. See "Conditions to Consummation of the Merger" on page ___ and "Termination of the Merger Agreement; Effects of Termination" on page ___.

Dissenters' Rights

Shareholders of a corporation that is proposing to merge with another entity are sometimes entitled to appraisal or dissenters' rights in connection with the proposed transaction, depending on the circumstances. Most commonly, these rights give shareholders who oppose the merger the right to receive the fair value of their shares, as determined in a judicial appraisal proceeding, instead of the consideration being offered in the merger.

Spartan Stores shareholders are not entitled to dissenters' rights under the Michigan Business Corporation Act in connection with the merger because their vote is not required to approve the merger. Spartan Stores shareholders do not receive dissenters' rights based on their required vote on the proposed amendments to Spartan Stores' articles of incorporation and bylaws.

Seaway shareholders are entitled to dissenters' rights. Seaway, as an Ohio corporation, is governed by Section 1701.85 of the Ohio General Corporation Law regarding the rights of dissenting shareholders. Accordingly, described below are the steps that you must take if you are a Seaway shareholder and you wish to exercise dissenters' rights with respect to the merger. The description is not complete.

You should read Section 1701.85 of the Ohio General Corporation Law. This section is attached as Annex E to this document. Failure to take any one of the required steps may result in termination of dissenters' rights under the Ohio General Corporation Law. If you are a Seaway shareholder considering dissenting, you should consult your own legal advisor.

To exercise dissenters' rights, a Seaway shareholder must satisfy the following five conditions:

- ***You must be a shareholder of record***. To be entitled to dissenters' rights, you must be the record holder of the dissenting shares as of _________, 2000. If you have a beneficial interest in shares of Seaway common stock that are held of record in the name of another person, you must act promptly to cause the shareholder of record to follow the steps described below.

- ***You must not vote in favor of the merger***. You must not vote shares as to which you seek fair cash value in favor of adoption of the merger agreement and approval of the merger at the special shareholders meeting. This requirement will be satisfied:

    - if you submit a properly executed proxy with instructions to vote "AGAINST" the merger or to "ABSTAIN" from this vote;

    - if you do not return your proxy and do not vote at the special meeting in favor of the merger; or

    - if you revoke your proxy and later "ABSTAIN" from or vote "AGAINST" the merger.

If you vote "FOR" the merger, you automatically waive your dissenters' rights. A proxy that is returned signed but on which no voting preference is indicated will be voted to adopt the merger agreement and will constitute a waiver of dissenters' rights. The mere failure to vote is not a waiver of dissenters' rights.

- ***You must file a written demand***. You must serve a written demand for the fair cash value of dissenting shares upon Seaway on or before the tenth day after the shareholder vote approving the merger. Seaway will not inform you of the expiration of the ten-day period. Therefore, you should retain this document. The required written demand must include your name and address, the number of dissenting shares held of record on the record date of the meeting and the amount you claim as the fair cash value of the dissenting shares. Voting against the merger is not a written demand as required by Section 1701.85 of the Ohio General Corporation Law.

- ***You must deliver your stock certificates for legending***. If requested by Seaway, you must deliver your certificates for dissenting shares to Seaway within 15 days after the company sends its request. Seaway will then place a legend on the certificates that a demand for fair cash value has been made. Seaway will promptly return your certificates to you.

- ***You must file a petition in court***. If you and Seaway cannot agree on the fair cash value of your dissenting shares, you must, within three months after delivering your demand for fair cash value, file a complaint in the Court of Common Pleas of Lucas County, Ohio, for a determination of the fair cash value of the dissenting shares. Seaway also is permitted to file a complaint. The court, if it determines that you are entitled, will order that you be paid the fair cash value of your shares. The costs of the proceeding, including reasonable compensation to the appraisers, will be assessed as the court considers equitable. "Fair cash value" is the amount that a willing seller under no compulsion to sell would be willing to accept, and that a willing buyer under no compulsion to buy would be willing to pay. The fair cash value will never be more than the amount specified in your demand. Fair cash value is determined as of the day before the special meeting. The amount of the fair cash value excludes any appreciation or depreciation in market value of your shares resulting from the merger. The fair cash value of your shares may be higher, the same, or lower than the market value of the shares of Seaway common stock on the date of the merger or the date before the merger.

Your right to be paid the fair cash value of the dissenting shares will terminate if:

- for any reason the merger does not become effective;
- you fail to make a timely written demand on Seaway;
- you do not, upon request of Seaway, timely surrender your stock certificates for an endorsement of a legend until demand for the fair cash value of the dissenting shares has been made;
- you withdraw your demand, with the consent of the Seaway board; or
- Seaway and you have not come to an agreement as to the fair cash value of the dissenting shares and you have not filed a complaint within three months after delivering your demand for fair cash value.

From the time you make your demand, your rights as a shareholder of Seaway will be suspended. If Seaway pays a cash dividend during the suspension, dissenting shareholders will receive the dividend, but the amount of the fair cash value of the dissenting shares will be reduced by the amount of the dividend. If your right to receive fair cash value is terminated, all rights with respect to dissenting shares will be restored to you. Any distribution that would have been made to you had you not made a demand will be made at the time of the termination of your dissenters' rights.

The above description of the rights of dissenting shareholders of Seaway is not a complete description of these rights or the procedures to be followed by Seaway shareholders desiring to receive the fair cash value of their shares. If you are a Seaway shareholder and want to receive the fair cash value of your shares, you should consult Section 1701.85 of the Ohio General Corporation Law and strictly adhere to all of the provisions of that section. A copy of Section 1701.85 is attached to this prospectus and joint proxy statement as Annex E and the above discussion concerning the rights of dissenting shareholders is qualified in its entirety by reference to Annex E.

THE MERGER AGREEMENT

The following is a summary of the material terms and provisions of the merger agreement. The merger agreement is complicated and not easily summarized. This summary is qualified in its entirety by reference to the merger agreement, which is attached as Annex A and is incorporated by reference in this prospectus and joint proxy statement. It is the legal document that governs the merger. You are encouraged to read the entire merger agreement.

Structure of the Merger

Spartan Stores, Seaway and Spartan Acquisition Corp. have entered into a merger agreement which provides that, if all the conditions set forth in the merger agreement are satisfied or waived, Seaway will merge with Spartan Acquisition Corp., a wholly owned subsidiary of Spartan Stores. Spartan Acquisition Corp. will be the surviving corporation in the merger and will change its name to "Seaway Food Town, Inc." The merger agreement provides that the structure of the merger may be changed to the extent Spartan Stores deems necessary. However, no change in the structure of the merger can change the amount or kind of consideration received by the Seaway shareholders or Spartan Stores shareholders, adversely affect the anticipated tax treatment of the merger on Seaway or Spartan Stores shareholders, or impede or delay the completion of the merger.

Consideration to be Received in the Merger

On the date the merger becomes effective, each outstanding share of Seaway common stock, excluding shares of Seaway common stock held by Spartan Stores and its subsidiaries and shares held by a dissenting shareholder of Seaway who has perfected and preserved dissenters' rights, will be converted into the right to receive one share of Spartan Stores common stock and $5.00 in cash, referred to in the merger agreement as the "merger consideration." Spartan Stores will declare a stock split pursuant to a dividend of 0.336 shares of Spartan Stores common stock for each share of Spartan Stores common stock outstanding immediately before the effective time of the merger. The stock dividend will not be payable with respect to any shares of Spartan Stores common stock held by Seaway or its subsidiaries or held as treasury shares by Spartan Stores.

The amount of the merger consideration is based on the assumption that there will be 6,712,755 shares of Seaway common stock outstanding immediately before the effective time of the merger, assuming full conversion of any securities or other rights that are convertible into shares of Seaway common stock. If the number of shares of Seaway common stock outstanding immediately before the effective time of the merger is greater than or less than 6,712,755, then (1) the cash consideration payable with respect to each share of Seaway common stock will be appropriately increased or reduced, as applicable, such that the aggregate cash consideration for all shares of Seaway common stock does not exceed $33,563,775 and (2) the number of shares of Spartan Stores common stock issued pursuant to the stock dividend will be appropriately increased or decreased, as applicable. If the number of outstanding shares of Spartan Stores common stock is greater than 9,919,040 shares, other than as a result of issuances of shares permitted by or made in accordance with the merger agreement, or is less than 9,919,040 shares, then the dividend of Spartan Stores common stock will be increased or decreased, as appropriate, by the number of shares of Spartan Stores common stock necessary to provide that the Seaway shareholders will receive shares of Spartan Stores common stock equal to 33.5% of the shares of Spartan Stores common stock to be outstanding immediately after the merger, excluding all shares of Spartan Stores common stock issued pursuant to the merger agreement.

Exchange of Certificates

On the date the merger becomes effective, Spartan Stores will deposit with an exchange agent acceptable to Seaway certificates representing the shares of Spartan Stores common stock and the cash to be paid to Seaway shareholders as the merger consideration. Soon after the closing of the merger, the exchange agent will mail to each Seaway shareholder a letter of transmittal that will explain how to exchange the shareholder's stock certificates for cash and Spartan Stores common stock. *Seaway share-*

holders should not send stock certificates with their proxy cards.

After the merger, there will be no transfers on Seaway's stock transfer books of the shares of Seaway common stock that were outstanding before the merger. If, after the merger, Seaway stock certificates are properly presented for transfer, then they will be canceled and exchanged for cash and shares of Spartan Stores common stock.

Seaway shareholders will not be entitled to receive any dividends or other distributions payable by Spartan Stores until they exchange their Seaway stock certificates for certificates representing shares of Spartan Stores common stock. Once they deliver their Seaway stock certificates to the exchange agent, the Seaway shareholders will receive any accumulated dividends and distributions that become payable after the merger, if any, without interest.

Any merger consideration deposited with the exchange agent that remains unclaimed by Seaway shareholders for one year after the completion of the merger will be returned to Spartan Stores. Thereafter, Seaway shareholders that have not previously complied with the exchange procedures may look only to Spartan Stores for payment of the merger consideration upon surrender of their certificates of Seaway common stock.

The exchange agent or Spartan Stores will be entitled to deduct and withhold from the merger consideration any amounts that the exchange agent, Spartan Stores or Spartan Acquisition Corp., in its capacity as the surviving corporation in the merger, is required to deduct and withhold under applicable tax laws. Any amounts so withheld will be treated as having been paid to the holder of the shares of Seaway common stock in respect of which the deduction and withholding has been made.

The Effective Time and Closing

The merger will be completed by filing, after the closing of the merger, certificates of merger with the appropriate governmental authorities of the States of Ohio and Michigan in accordance with the Ohio General Corporation Law and the Michigan Business Corporation Act. The merger will become effective on the day the certificates of merger are filed with those government agencies.

The closing of the merger will take place no later than the first business day following satisfaction or waiver of all of the conditions to the completion of the merger or on any other date to which Spartan Stores and Seaway agree. See "Mutual Conditions to the Merger," "Additional Spartan Stores Conditions to the Merger," and "Additional Seaway Conditions to the Merger" below.

Representations and Warranties

The merger agreement contains representations and warranties made by each of the parties to the agreement. None of these representations and warranties will survive beyond the time the merger becomes effective. Seaway and both Spartan Stores and Spartan Acquisition Corp. made representations and warranties about, among other things:

- due organization and good standing;
- subsidiaries;
- capitalization;
- corporate authorization for the merger agreement and related agreements;
- the binding effect of the merger agreement;
- consents and approvals from third parties, including governmental entities, required in connection with the merger agreement;
- conflicts, violations and defaults under their respective charters and bylaws; any other agreements or instruments; or any laws as a result of the merger agreement;
- filings with the SEC;
- the accuracy of financial statements;
- undisclosed liabilities;
- compliance with laws;
- pending litigation, actions and proceedings;
- material adverse effects since November 27, 1999 with respect to Seaway and January 1,

2000 with respect to Spartan Stores and its subsidiaries;

- title to properties;
- environmental matters;
- tax matters;
- opinions of financial advisors;
- state takeover laws;
- brokers' fees, commissions or similar fees;
- the accuracy of the information included in this prospectus and joint proxy statement and the related registration statement filed by Spartan Stores; and
- stock transfers by officers and directors.

In addition, the merger agreement contains representations and warranties by Seaway as to, among other things:

- licenses and permits;
- termination, severance and employment agreements;
- condition of assets;
- labor matters;
- employee benefits;
- transactions with persons related to Seaway;
- intellectual property;
- insurance; and
- affiliates.

In addition, Spartan Stores represented that it is authorized to issue the shares of its common stock required to be issued in connection with the merger and that those shares will be validly issued, fully paid, and nonassessable. Spartan Stores also represented that it has enough funds available to pay the cash portion of the merger consideration to the Seaway shareholders.

Acquisition Proposals

Seaway has agreed to certain limitations on its ability to take action with respect to any acquisition proposal or any superior proposal. The term "acquisition proposal" means any proposed or actual:

- merger, consolidation or similar transaction involving Seaway;
- sale, lease or other disposition of 10% or more of the consolidated assets of Seaway and its subsidiaries, other than sales of inventory in the ordinary course of business;
- issuance, sale or other disposition of securities having 10% or more of the votes attached to the outstanding securities of Seaway;
- transaction in which a person acquires or has the right to acquire beneficial ownership of 10% or more of the outstanding shares of Seaway common stock;
- recapitalization, restructuring, liquidation, dissolution or other similar transaction with respect to Seaway or its subsidiaries that constitutes more than 10% of the consolidated assets of Seaway and its subsidiaries; or
- transaction that is similar to the above.

The term "superior proposal" means an unsolicited bona fide acquisition proposal that the Seaway board determines in good faith, after consultation with its outside counsel and financial advisors, to be (1) reasonably likely to result in a transaction that is more favorable to Seaway shareholders from a financial point of view than the transactions contemplated in the Spartan Stores merger agreement and (2) reasonably likely to be completed.

Under the merger agreement, Seaway, its subsidiaries and the directors, officers, employees, agents, advisors or representatives or its subsidiaries may not:

- solicit, initiate or encourage the submission of any inquiries, proposals or offers from any person relating to an acquisition proposal;

- enter into any contract with respect to any acquisition proposal; or

- enter into, engage in, or participate or continue in, any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, an acquisition proposal.

Seaway may, however, furnish information to any person pursuant to appropriate written confidentiality contracts and negotiate and participate in discussions with a person concerning an acquisition proposal if the person has submitted a superior proposal. Following its receipt of an acquisition proposal, Seaway may take and disclose to its shareholders a position concerning the acquisition proposal, take any legally required action with respect to the acquisition proposal or change or withdraw the recommendation of the Seaway board with respect to the merger with Spartan Acquisition Corp.

Seaway has agreed to notify Spartan Stores of the existence and terms of any proposal, discussion, negotiation or inquiry received by Seaway that relates to an acquisition proposal or a superior proposal. Seaway has agreed to promptly provide to Spartan Stores any non-public information concerning Seaway or any of its subsidiaries provided to any other person that was not previously provided to Spartan Stores. Seaway has also agreed to keep Spartan Stores informed of the status and details of any acquisition proposal or superior proposal and of any proposed amendments to those proposals and to promptly notify Spartan Stores of any determination by the Seaway board that a superior proposal has been made.

Seaway's acceptance of a superior proposal could terminate the merger agreement. See "Termination of Merger Agreement" on page ___.

Mutual Covenants

Seaway and Spartan Stores have agreed that between the date of the merger agreement and the date when the merger is completed they and their respective subsidiaries will conduct their operations in the usual, regular and ordinary course in the same manner as conducted in the past. Seaway and Spartan Stores have also agreed to use commercially reasonable efforts to preserve and protect their businesses and assets, and their current business organizations, keep available the services of their present officers and employees and preserve their relationships with customers, suppliers and others who have business dealings with them. The merger agreement contains a number of additional mutual covenants, including covenants relating to:

- amendment of articles of incorporation, bylaws or codes of regulations or similar organizational or charter documents;

- issuance, disposition or encumbrance of capital stock, securities convertible into capital stock, or rights to acquire capital stock;

- entrance into any contract with respect to the purchase or voting of capital stock or adjustment, splitting, reclassification, combination or other changes in capital stock;

- issuance of dividends (except for regular cash dividends not in excess of historical amounts), distributions or other payments to shareholders;

- changes in accounting policies and procedures;

- actions that would result in a breach of any representation made by Seaway or Spartan Stores in the merger agreement;

- access to the other parties' authorized representatives, facilities, books and records, and the furnishing of information with respect to the properties, assets and business of the other party;

- cooperation in obtaining governmental approvals, including those related to antitrust matters;

- furnishing the other party with information needed for all governmental filings; and

- keeping the other party apprised of the status of the transactions contemplated by the merger agreement, including promptly furnishing the other party with copies of any notice or other communication received from any third party or governmental entity relating to the merger.

In addition, the merger agreement contains covenants requiring each of the parties to, among other things:

- use all reasonable efforts to do all things required to complete the merger, including obtaining the consent of government agencies and other third parties; defending any lawsuits or other legal proceedings challenging the merger agreement or the transactions contemplated by the merger agreement; and executing and delivering any additional instruments;

- deliver to the other party financial statements and SEC documents filed after the date of the merger;

- if any antitakeover law or regulation is applicable, take the actions necessary to minimize the effects of the law or regulation on the merger; and

- use all reasonable efforts to cause the merger to be a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

Seaway Covenants

In addition to the mutual covenants described above, Seaway and its subsidiaries have agreed to covenants relating to the following:

- increases in compensation to any present or former director or employee of Seaway;

- hiring of employees;

- employment, severance and consulting agreements;

- adoption or amendment of any bonus, profit-sharing, compensation, severance, stock option, pension, retirement or other employee benefit contract, trust, plan or arrangement for the benefit of any present or former director or employee;

- acquisitions, leases or dispositions of assets;

- capital expenditures;

- payment or satisfaction of proceedings, claims, liabilities or obligations and the settlement or compromise of any material litigation, actions or claims;

- incurrence or assumption of indebtedness or creation of liens; and

- guarantees, acquisitions of securities, loans and capital contributions, and other investments in property or assets.

The merger agreement also contains covenants of Seaway relating to obtaining and delivering an affiliate’s agreement executed by each of its affiliates, continuing to identify persons whom it reasonably believes to be affiliates of Seaway, and obtaining and delivering affiliate agreements executed by the newly identified affiliates.

Spartan Stores Covenants

In addition to the mutual covenants, Spartan Stores has agreed to use its best efforts to cause the shares of its common stock that are currently outstanding or are to be issued in the merger to be approved for listing on Nasdaq.

Furthermore, Spartan Stores has agreed to the other conditions described in “Interests of Certain Persons in the Merger” beginning on page ____.

Mutual Conditions to the Merger

The obligations of Spartan Stores and Seaway to complete the merger are subject to the satisfaction or waiver of each of the following conditions:

- approval and adoption by the Seaway shareholders of the merger, the merger agreement, the transactions contemplated by merger agreement and other actions necessary to complete the merger;

- approval by the Spartan Stores shareholders of the amendments to Spartan Stores' articles of incorporation and bylaws;

- effectiveness of the registration statement filed by Spartan Stores in connection with the issuance of its common stock in the merger, no stop order having been issued by the SEC and no proceeding for that purpose having been initiated by the SEC;

- the shares of Spartan Stores common stock currently outstanding, reserved for issuance or to be issued in the merger having been approved for listing on Nasdaq, subject to official notice of issuance;

- no court order or injunction in effect precluding or restricting completion of the merger or making the completion of the merger illegal;

- expiration or termination of the waiting period applicable to the completion of the merger under the federal antitrust laws, or clearance must have been obtained from the appropriate agency; and

- delivery by Warner Norcross & Judd LLP to Spartan Stores and by Spengler Nathanson PLL to Seaway of their written opinions about the tax effects of the merger.

Additional Spartan Stores Conditions to the Merger

In addition to the mutual conditions to the merger, Spartan Stores' obligation to complete the merger is subject to additional conditions, including the following:

- Seaway's representations and warranties that are qualified by materiality standards must be true and correct at the time of the signing of the merger agreement and at the time of the closing of the merger;

- Seaway's representations and warranties that are not qualified by materiality standards must be true and correct, as if made as of the time of signing the merger agreement and as of the closing, except to the extent that any failure of such representations and warranties to be true and correct, individually or in the aggregate, would not be reasonably expected to have resulted in a material adverse effect to Seaway or its subsidiaries;

- Seaway must have performed, complied with or fulfilled all of its agreements, covenants and conditions under the merger agreement that are required to be performed at or before closing, except where a failure would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Seaway or its subsidiaries;

- from the date of the merger agreement, there must not have been any material adverse effect on the business, financial condition, results of operations, assets or liabilities of Seaway and its subsidiaries, taken as a whole;

- Seaway must have obtained all consents from and made all filings to or with, any person or governmental entity needed to complete the transaction, unless the failure to obtain such consents or filings would not, individually or in the aggregate, have a material adverse effect on Seaway and its subsidiaries;

- each affiliate of Seaway must have executed and delivered an affiliate's agreement to Spartan Stores; and

- the number of Seaway shares as to which dissenters' rights have been asserted under Ohio General Corporation Law and have not been withdrawn or forfeited must not exceed

10% of the then-outstanding shares of Seaway common stock.

Additional Seaway Conditions to the Merger

In addition to the mutual conditions to the merger, Seaway's obligation to complete the merger is subject to additional conditions, including the following:

- Spartan Stores' representations and warranties that are qualified by materiality standards must be true and correct at the time of the signing of the merger agreement and at the time of the closing of the merger;
- Spartan Stores' representations and warranties that are not qualified by materiality standards must be true and correct, as if made as of the signing of the merger agreement and the closing of the merger, except to the extent that any failure of such representations and warranties to be true and correct, individually or in the aggregate, would not be reasonably expected to have resulted in a material adverse effect on Spartan Stores or its subsidiaries;
- Spartan Stores must have performed, complied with or fulfilled all of its agreements, covenants and conditions under the merger agreement that are required to be performed at or before closing, except where a failure would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Spartan Stores and its subsidiaries;
- from the date of the merger agreement, there must not have been any material adverse effect on the business, financial condition, results of operations, assets or liabilities of Spartan Stores and its subsidiaries, taken as a whole; and
- Spartan Stores must have obtained all consents from and made all filings to or with, any person or governmental entity needed to complete the transaction, unless the failure to obtain such consents or filings would not, individually or in the aggregate, have a material adverse effect on Spartan Stores and its subsidiaries.

Termination of the Merger Agreement

The merger agreement may be terminated, and the merger abandoned, at any time before the effective time of the merger, even after shareholder approval of the merger agreement:

- by mutual written consent of the boards of directors of Spartan Stores and Seaway;
- by either Spartan Stores or Seaway if the merger has not been completed on or before October 6, 2000, or such later date as Spartan Stores and Seaway may agree in writing, except that the right to terminate the merger agreement for this reason is not available to any party whose failure to perform any material obligation or to fulfill any material condition within its reasonable control has been the proximate cause of, or resulted in, the failure of the merger to be completed on or before that date;
- by either Spartan Stores or Seaway if a governmental entity has issued an order, decree or injunction, or a statute, rule or regulation has been promulgated making the merger illegal or permanently prohibiting completion of the merger and such order, decree, injunction, statute, rule or regulation has become final and unappealable;
- by either Spartan Stores or Seaway if there has been a breach of the other party's representations, warranties, covenants or other agreements contained in the merger agreement, which breach would prevent the breaching party from fulfilling the conditions described above and the breach cannot be or has not been cured within 30 days after written notice to the breaching party;
- by either Spartan Stores or Seaway if the merger agreement fails to receive the necessary vote by Seaway shareholders or if the amendments to Spartan Stores' articles of incorporation and bylaws fail to receive the necessary vote by Spartan Stores shareholders;
- by Spartan Stores if the Seaway board has:

- withdrawn or modified in any respect adverse to Spartan Stores its approval or recommendation of the merger agreement, the merger or any transactions contemplated by the merger agreement;

- failed to include its recommendation in this prospectus and joint proxy statement;

- supported, publicly expressed no opinion toward, or remained neutral toward any acquisition proposal relating to Seaway that is announced after the date of the merger agreement;

- approved or recommended a superior proposal;

- rescheduled or adjourned the Seaway shareholders meeting to allow any director, officer, employee, agent, advisor or representative of Seaway to enter into any contract or participate in discussions or take any actions with respect to an acquisition proposal other than from Spartan Stores; or

- resolved to take any of the above actions;

- by Seaway if Spartan Stores or its board has:

  - withdrawn or modified in any respect adverse to Seaway its approval or recommendation of the amendments to Spartan Stores articles of incorporation and bylaws or

  - failed to include its recommendation in this prospectus and joint proxy statement; or

- by Seaway, if Seaway is fully prepared to enter into a binding written agreement to complete a transaction that constitutes a superior proposal, provided that:

  - Seaway complies with the requirements set forth in the merger agreement;

  - the Seaway board has concluded in good faith, after giving effect to any concessions given by Spartan Stores and after consulting with its financial advisors and outside counsel, that the proposal is a superior proposal and is in the best interests of Seaway and its shareholders and is consistent with the Seaway board's fiduciary duties under applicable law; and

  - Seaway pays any termination fees required under the merger agreement.

If the merger agreement is terminated as described above, no provision of the merger agreement will survive, other than provisions relating to the sharing of expenses for this prospectus and joint proxy statement, provisions contained in Article IX of the merger agreement, and Seaway's obligation to pay a termination fee to Spartan Stores in the circumstances described below.

Termination Fees and Expenses

If the merger agreement is terminated as described below, Seaway must make an initial termination payment to Spartan Stores of $2.167 million and all documented out-of-pocket expenses, not to exceed $1.5 million, reasonably incurred by Spartan Stores and Spartan Acquisition Corp. in connection with the merger agreement. In addition, if the merger agreement is terminated for a reason that results in the initial termination fee payment, and within 18 months Seaway enters into a contract with respect to a "business combination proposal," then Seaway must pay an additional termination fee of $4.333 million. A business combination proposal means an acquisition proposal, except that all references in the definition of acquisition proposal to "10%" are changed to "50%". The initial termination fee must be paid if:

- the merger agreement is terminated by Spartan Stores if the Seaway board has:

  - withdrawn or modified in any respect adverse to Spartan Stores its approval or recommendation of the merger agreement, the merger or any transactions contemplated by the merger agreement;

- failed to include its recommendation in this prospectus and joint proxy statement;

- supported, publicly expressed no opinion toward, or remained neutral toward any acquisition proposal relating to Seaway that is announced after the date of the merger agreement;

- approved or recommended a superior proposal;

- rescheduled or adjourned the Seaway special shareholders meeting to allow any director, officer, employee, agent, advisor or representative of Seaway to take or consider taking any of the above actions with respect to an acquisition proposal other than from Spartan Stores; or

- resolved to take any of the above actions;

- the merger agreement is terminated by Seaway in connection with Seaway's acceptance of a superior proposal; or

- at the time of the Seaway shareholders meeting, any potential business combination proposal has been made to Seaway and known to its shareholders generally or any person has announced an intention to make a business combination proposal, and thereafter (1) either Spartan or Seaway terminates the merger agreement because the necessary Seaway shareholder approval is not received, or (2) Spartan Stores terminates the merger agreement because of a breach of Seaway's covenants and agreements.

If Spartan Stores or Spartan Acquisition Corp., on the one hand, or Seaway on the other, terminates the merger agreement because of a material breach of a representation, warranty, covenant or agreement by the other party, or in the case of a representation, warranty, covenant or agreement containing a materiality qualification or standard, any breach of the representation, warranty, covenant or agreement, the breaching party must pay and reimburse the non-breaching party for all of the non-breaching party's documented out-of-pocket expenses incurred in connection with the merger agreement. If Seaway terminates the merger agreement because Spartan Stores has withdrawn or modified in any respect adverse to Seaway its recommendation of the amendments to the articles of incorporation and bylaws or failed to include such recommendations in this prospectus and joint proxy statement, then Spartan must pay for all of Seaway's documented out-of-pocket expenses, up to $1.5 million.

Amendment, Extension and Waiver

Subject to applicable law, the merger agreement may be amended by the respective boards of Spartan Stores and Seaway at any time before the effective time of the merger, whether before or after the necessary approval has been received from the Seaway shareholders or the Spartan Stores shareholders. After approval has been obtained from the Seaway shareholders or the Spartan Stores shareholders, however, there cannot be any amendment that by law requires further shareholder approval without the further approval of such shareholders.

At any time before the effective time of the merger, Spartan Stores and Seaway may:

- extend the time for the performance of any of the obligations of the other party;

- waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement; or

- waive compliance with any of the agreements or conditions contained in the merger agreement.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following tables provide you with unaudited pro forma combined financial information for Spartan Stores as if the merger had been completed as described under "The Merger." The following unaudited pro forma combined balance sheet as of January 1, 2000 is based upon the historical consolidated financial statements of Spartan Stores as of January 1, 2000 and of Seaway as of November 27, 1999, after giving effect to the merger as if the merger had occurred on January 1, 2000. The following unaudited pro forma combined statements of earnings for the year to date period ended January 1, 2000 and for the year ended March 27, 1999 are based upon the historical consolidated financial statements of Spartan Stores for those periods and of Seaway for the three quarter period ended November 27, 1999 and the four quarter period ended February 27, 1999, after giving effect to the merger as if the merger had occurred at the beginning of the periods presented. The pro forma adjustments are described in the accompanying notes to the unaudited pro forma combined financial statements.

This information is based on adjustments to the historical consolidated financial statements of Spartan Stores and Seaway to give effect to the merger using the purchase method of accounting for business combinations. The historical consolidated financial statements of Spartan Stores also have been adjusted to give effect to acquisitions previously made by Spartan Stores as if the transactions had occurred at the beginning of the periods presented. The pro forma adjustments do not include any of the cost savings and other synergies anticipated to result from the past acquisitions and from the merger.

It is important that when you read this information, you read it along with the separate historical financial statements and accompanying notes of Spartan Stores and Seaway, which are incorporated by reference in this document. See "Where You Can Find More Information" on page ____. You should not rely on the following selected unaudited pro forma combined financial information as indicating the results of operations or financial condition that would have been achieved if the merger had taken place earlier or that will be achieved after completion of the merger.

Spartan Stores, Inc.
Unaudited Pro Forma Combined Balance Sheet
January 1, 2000
(In Thousands)

ASSETS	Spartan Stores, Inc.[1]	Seaway Food Town, Inc.[2]	Pro Forma Adjustments[3]	Pro Forma Combined
Current assets:				
Cash and cash equivalents	$ 42,822	$ 12,411	$ -	$ 55,233
Marketable securities	19,804	-	-	19,804
Accounts receivable	87,600	12,651	-	100,251
Inventories	108,416	61,173	-	169,589
Prepaid expenses	5,181	1,323	-	6,504
Deferred taxes on income	5,371	2,205	-	7,576
Total current assets	269,194	89,763	-	358,957
Other assets:				
Goodwill	100,577	2,373	43,469	146,419
Other	19,602	4,210	2,000	25,812
Property and equipment:				
Land and improvements	32,908	7,900	-	40,808
Buildings	154,608	111,328	(70,824)	195,112
Equipment	179,520	115,539	(70,825)	224,234
Total property and equipment	367,036	234,767	(141,649)	460,154
Less accumulated depreciation and equipment	176,774	141,649	141,649	176,774
Net property and equipment	190,262	93,118	-	283,380
Total Assets	$ 579,635	$ 189,464	$ 45,469	$ 814,568
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$ 95,598	$ 50,580	$ -	$ 146,178
Insurance reserves	15,793	3,463	-	19,256
Other accrued expenses	46,866	11,682	-	58,548
Current maturities of long-term debt and capital lease obligations	20,197	4,132	(4,132)	20,197
Total current liabilities	178,454	69,857	(4,132)	244,179
Deferred taxes on income	2,203	1,343	-	3,546
Postretirement benefits other than pensions	5,170	-	-	5,170
Long-term debt and capital lease obligations	268,051	48,324	39,500	355,875
Other long-term liabilities	-	4,497	-	4,497
Shareholders' equity:				
Common stock	19,833	13,347	81,726	114,906
Additional paid-in capital	12,865	358	(13,223)	-
Retained earnings	93,059	51,738	(58,402)	86,395
Total shareholders' equity	125,757	65,443	10,101	201,301
Total liabilities and shareholders' equity	$ 579,635	$ 189,464	$ 45,469	$ 814,568

Spartan Stores, Inc.
Unaudited Pro Forma Combined Statements of Earnings
Year to Date (40 weeks) ended January 1, 2000
(In thousands, except per share data)

	Spartan Stores[4]	Acquired Companies[5]	Pro Forma Adjustments[6]	Pro Forma Spartan Stores	Seaway Food Town[7]	Pro Forma Adjustments[8]	Pro Forma Combined
Net sales	$ 2,358,311	$ 88,121	$ (48,098)	$ 2,398,334	$ 501,177	$ -	$ 2,899,511
Costs and expenses:							
Cost of sales	2,049,258	67,501	(47,204)	2,069,555	372,388	-	2,441,943
Operating and administrative	247,322	22,221	(4,688)	264,855	107,047	-	371,902
Restructuring charge	(4,748)	-	-	(4,748)	-	-	(4,748)
Depreciation and amortization	25,811	1,356	265	27,432	11,574	874	39,880
Interest expense	19,419	203	(203)	19,419	2,946	2,305	24,670
Interest income	(3,488)	(494)	987	(2,995)	-	-	(2,995)
Other (gains) and losses	(1,722)	(3,058)	2,775	(2,005)	(251)	-	(2,256)
Total costs and expenses	2,331,852	87,729	(48,068)	2,371,513	493,704	3,179	2,868,396
Earnings before income taxes	26,459	392	(30)	26,821	7,473	(3,179)	31,115
Income taxes	9,605	-	127	9,732	2,035	(532)	11,235
Net earnings	$ 16,854	$ 392	$ (157)	$ 17,089	$ 5,438	$ (2,647)	$ 19,880
Basic and diluted net earnings per share	$ 1.25			$ 1.27	$ 0.81		$ 0.99
Weighted average shares outstanding:							
Basic	13,465			13,465	6,674		20,139
Diluted	13,471			13,471	6,674		20,145
Adjusted EBITDA[9]	$ 63,453			$ 65,929	$ 21,993		$ 87,922

Spartan Stores, Inc.
Unaudited Pro Forma Combined Statements of Earnings
Fiscal year ended March 27, 1999
(In thousands, except per share data)

	Spartan Stores[10]	Acquired Companies[11]	Pro Forma Adjustments[12]	Pro Forma Spartan Stores	Seaway Food Town[13]	Pro Forma Adjustments[14]	Pro Forma Combined
Net sales	$ 2,671,700	$ 614,833	$ (321,693)	$ 2,964,840	$ 638,303	$ -	$ 3,603,143
Costs and expenses:							
Cost of sales	2,397,818	458,366	(314,365)	2,541,819	475,641	-	3,017,460
Operating and administrative	216,876	137,011	(9,964)	343,923	132,651	-	476,594
Restructuring charge	5,698	-	-	5,698	-	-	5,698
Depreciation and amortization	21,413	11,434	2,473	35,320	15,050	1,137	51,507
Interest expense	9,208	5,131	8,559	22,898	3,870	2,996	29,764
Interest income	(3,103)	(598)	664	(3,037)	-	-	(3,037)
Other (gains) and losses	(1,188)	(3,006)	759	(3,435)	(283)	-	(3,718)
Total costs and expenses	2,646,722	608,338	(311,874)	2,943,186	626,929	4,133	3,574,248
Earnings before income taxes and extraordinary item	24,978	6,495	(9,819)	21,654	11,374	(4,133)	28,895
Income taxes	9,148	222	(1,307)	8,063	4,111	(1,577)	10,597
Earnings before extraordinary item	15,830	6,273	(8,512)	13,591	7,263	(2,556)	18,298
Extraordinary item (net of income taxes)	1,031	-	-	1,031	-	-	1,031
Net earnings	$ 14,799	$ 6,273	$ (8,512)	$ 12,560	$ 7,263	$ (2,556)	$ 17,267
Basic and diluted net earnings per share:							
Before extraordinary item	$ 1.09			$ 0.94	$ 1.09		$ 0.86
Net earnings	$ 1.02			$ 0.87	$ 1.09		$ 0.82
Weighted average shares outstanding:							
Basic	14,490			14,490	6,653		21,143
Diluted	14,494			14,494	6,653		21,147
Adjusted EBITDA[9]	$ 57,163			$ 81,502	$ 30,294		$ 111,796

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1. Represents the historical balance sheet of Spartan Stores as of January 1, 2000.

2. Represents the historical balance sheet of Seaway as of November 27, 1999.

3. Represents the pro forma adjustments required to account for the merger as a purchase as of January 1, 2000, including the following:

   - To record goodwill in connection with the merger.
   - To capitalize legal and professional costs associated with the transaction.
   - To eliminate historical accumulated depreciation. The fair value of the property and equipment acquired in the merger has yet to be determined. As a result, a portion of the consideration paid in the merger will be allocated to property and equipment once determined.
   - To reflect the financing transactions related to the acquisition. Such financing was presented assuming borrowings under Spartan Stores' acquisition facility, which provides for interest at the applicable LIBOR rate plus 3% per annum.
   - To reflect the one-for-one conversion of the Seaway common stock, no par value, issued and outstanding immediately prior to the effective date of the merger, to Spartan Stores common stock, no par value, and a payment to Seaway shareholders of five dollars ($5.00) in cash per share of Seaway common stock held immediately before the merger.
   - To eliminate Seaway's historical shareholders equity.

4. Represents the historical statements of earnings of Spartan Stores for the year-to-date period ended January 1, 2000.

5. Represents the historical statements of earnings of Glen's Market from March 28, 1999 to May 19, 1999 and Great Day from March 28, 1999 to December 4, 1999.

6. Represents the pro forma adjustments required to account for the acquisitions of Glen's Market and Great Day as of March 29, 1998, including the following:

   - To eliminate sales to acquired businesses.
   - To eliminate certain business operations of Glen's Market not acquired.
   - To eliminate interest expense on certain debt not assumed as part of the acquisition of Glen's Market.
   - To eliminate interest income on cash and equivalents not acquired as part of the acquisition of Great Day.
   - To adjust depreciation expense for the differences in Glen's and Great Day's depreciable bases of property, plant and equipment.
   - To record goodwill amortization over forty years on a straight-line basis.
   - To record provision for federal income taxes.
   - To eliminate severance payments, bonuses and other amounts directly attributable to the transaction.

7. Represents the historical statements of earnings of Seaway for the three quarter period ended November 27, 1999.

8. Represents the pro forma adjustments required to account for the merger as a purchase as of March 29, 1998, including the following:

   - To record amortization expense for goodwill acquired and transaction related costs incurred in connection with the merger over the estimated period benefited of 40 years.

- To record additional interest expense associated with borrowings incurred in connection with the merger.
- To record provision for federal income taxes.

9. Adjusted EBITDA is computed as net earnings before interest, taxes, depreciation, amortization and restructuring charge or income.

10. Represents the historical statements of earnings of Spartan Stores for the year ended March 27, 1999.

11. Represents the historical statements of earnings of (1) Ashcraft's Markets from March 29, 1998, to January 3, 1999, (2) Family Fare for the year ended December 26, 1998, (3) Glen's Market for the year ended January 2, 1999 and (4) Great Day for the 52-week period ended March 20, 1999.

12. Represents the pro forma adjustments required to account for the acquisitions of Ashcraft's Market, Family Fare, Glen's Market and Great Day as of March 29, 1998, including the following:

    - To eliminate sales to acquired businesses.
    - To eliminate certain business operations of Glen's Market not acquired.
    - To eliminate interest expense on certain debt not assumed as part of the acquisitions.
    - To eliminate interest income on cash and equivalents not acquired as part of the acquisition of Great Day.
    - To adjust depreciation expense for the differences in depreciable bases of property, plant and equipment.
    - To record goodwill amortization over forty years on a straight-line basis.
    - To record provision for federal income taxes.
    - To eliminate severance payments, bonuses and other amounts directly attributable to the transaction.

13. Represents the historical statements of earnings of Seaway for the four-quarter period ended February 27, 1999.

14. Represents the pro forma adjustments required to account for the merger as a purchase as of March 29, 1998, including the following:

    - To record amortization expense for goodwill acquired and transaction related costs incurred in connection with the merger over the estimated period benefited of 40 years.
    - To record additional interest expense associated with borrowings incurred in connection with the merger.
    - To record provision for federal income taxes.

INFORMATION ABOUT SPARTAN STORES

General

Operating 47 retail grocery stores in Michigan and distributing grocery and related products to approximately 400 independently owned grocery stores throughout the Midwest, Spartan Stores is a premier regional food retailer and distributor based in Grand Rapids, Michigan. As a result of four acquisitions since January 1999, Spartan Stores operates its corporate owned grocery stores under the banners of Ashcraft Markets, Family Fare, Glen's Markets and Great Day. Spartan Stores also operates two distribution centers in Michigan from which it supplies a comprehensive selection of national brand and private label grocery and related products to approximately 447 retail grocery stores. In addition to its food retail and distribution businesses, Spartan Stores distributes assorted products to approximately 9,600 convenience stores and other retail locations in nine states and provides real estate and insurance services in connection with both its retail and wholesale business operations.

Spartan Stores' business strategy includes growing its retail operations primarily through acquisitions while increasing efficiencies in its food distribution operations. Since January 1999, Spartan Stores has added 47 retail stores through the acquisitions of four retail chains in the Michigan market. Spartan Stores looks to expand its retail operations in the Central Midwest region. Continued expansion of its retail grocery business will allow Spartan Stores to more fully realize operational efficiencies throughout the supply chain and expand its geographic coverage and value offerings. These operational efficiencies will benefit both Spartan Stores company-owned retail grocery stores as well as independent food retailers supplied by Spartan Stores. Spartan Stores is also planning to optimize its distribution operations and improve cross-docking capabilities and the centralization of inventory management. Spartan Stores' management believes that by expanding its retail operations and optimizing its distribution capabilities, the company will continue to improve its efficiencies to benefit both corporate and independently owned locations.

Spartan Stores operates its company-owned retail grocery stores through a wholly owned subsidiary, Family Fare, Inc., and conducts its grocery distribution business directly through Spartan Stores, Inc. Spartan Stores conducts its other business operations through a number of wholly owned subsidiaries. L&L/Jiroch Company, J.F. Walker Company, Inc. and United Wholesale Grocers Inc. conduct Spartan Stores' convenience store distribution business. Market Development Corporation operates Spartan Stores' real estate business. Spartan Stores conducts its insurance business through two wholly owned subsidiaries, Spartan Insurance Company, Ltd. and Shield Insurance Services, Inc.

Spartan Stores operates on a 52-53 week fiscal year, with the fiscal year ending on the last Saturday in March. The principal executive offices are located at 850 76th Street, SW, P.O. Box 8700, Grand Rapids, Michigan 49518. Spartan Stores' telephone number is (616) 878-2000.

Retail Grocery Store Business

Spartan Stores operates 47 retail grocery stores throughout western, central and northern Michigan. Spartan Stores acquired these operations in four separate transactions during calendar year 1999 and continues to operate them under their original names of Ashcraft's Markets, Family Fare, Glen's Markets and Great Day. The stores range in size from 16,500 to 62,100 square feet and are located primarily in the greater Grand Rapids area and small metropolitan or rural areas with a high proportion of locally owned independent grocery stores. While chain grocery stores and mass retailers continue to penetrate these regions, Spartan Stores' company-owned retail grocery stores benefit from favorable name recognition and geographic niche.

The following table lists the retail banner, geographic region and approximate size of the retail grocery stores operated by Spartan Stores. Spartan Stores leases each of these facilities as tenant.

Retail Banner	Number of Stores	Geographic Region	Total Square Feet
Glen's Market	23	Northern Michigan	908,365
Family Fare	13	Western Michigan	689,088
Ashcraft's Market	8	Central Michigan	234,712
Great Day	3	Western Michigan	164,608
Total	47		1,996,773

In addition, Spartan Stores owns a 65% interest in a joint venture that constructed and now operates a grocery store of approximately 45,700 square feet located in eastern Michigan.

These company-owned stores typically offer dry grocery, produce, dairy products, meat, floral, seafood, health and beauty care, cosmetics, delicatessen and bakery goods. Spartan Stores' larger stores also typically offer pharmacy and banking facilities. In addition to nationally advertised products, the stores carry "Spartan" brand private label items and Spartan "value" brand items, including the "Home Harvest" brand and the "SAVE RITE" brand. Spartan Stores ships products from its main warehouse and distribution center in Grand Rapids, Michigan, and from a warehouse in Plymouth, Michigan. Spartan Stores also operates an 18,000 square foot bakery in Hudsonville, Michigan, as part of its retail business.

Grocery Distribution Business

Spartan Stores' grocery distribution business provides its wholesale customers with a selection of over 40,000 items, including dry grocery, produce, dairy products, meat, frozen food, seafood, floral, general merchandise, tobacco, pharmacy and health and beauty care items. Spartan Stores supplies its customers with both nationally advertised products and over 2,000 highly recognized "Spartan" brand private label items. Spartan Stores also supplies its customers with Spartan "value" brands, including the "Home Harvest" brand, which has approximately 360 items, and the "SAVE RITE" brand, which has approximately 55 items. To supply its wholesale customers, Spartan Stores operates a fleet of approximately 122 tractors, 217 conventional trailers and 152 refrigerated trailers, substantially all of which are leased by Spartan Stores.

Spartan Stores also provides its wholesale customers with a broad spectrum of additional services, including:

- site identification and market analyses
- store planning and development
- marketing, promotion and advertising
- technology and information services
- accounting and tax preparation
- human resource services
- coupon redemption
- product reclamation
- finance
- printing
- merchandising
- real estate services

Spartan Stores' grocery distribution business uses approximately 1,869,000 square feet of warehouse, distribution and office space. Spartan Stores supplies its company-owned stores and its wholesale customers from its warehouses located in Grand Rapids and Plymouth, Michigan. The following table lists the location, approximate size and ownership of the facilities used in Spartan Stores' grocery distribution business:

Facilities	Michigan Locations	Square Feet	Ownership
Dry grocery	Grand Rapids	585,000	Owned
Perishables (refrigerated)	Grand Rapids	307,000	Owned
General merchandise	Grand Rapids	223,000	Owned
General office (including print shop)	Grand Rapids	151,000	Owned
Transportation and salvage	Grand Rapids	55,000	Owned
Warehouse and office	Grand Rapids	52,000	Leased
Dry grocery	Plymouth	416,000	Leased
Reclamation center/support services	Charlotte	80,000	Owned

Convenience Store Distribution Business

Spartan Stores' convenience store distribution business provides a selection of confections, tobacco products, specialty foods and other grocery products to approximately 4,900 convenience stores and other retail locations in Michigan, Illinois, Indiana, Kentucky, Ohio, Pennsylvania, Georgia, Tennessee and West Virginia. Spartan Stores also operates 13 cash and carry outlets in Michigan and Ohio serving approximately 4,700 convenience stores.

The following table lists the location, approximate size and ownership of the facilities used in Spartan Stores' convenience store distribution business:

Facilities and Number of Warehouses	Locations	Square Feet	Ownership
Warehouse and office	Michigan	180,000	Owned
Transfer stations (9)	Michigan, Indiana, Kentucky, Ohio, Pennsylvania and Tennessee	63,000	Leased
Warehouses (3)	Michigan and Ohio	172,500	Owned
Cash and carry warehouse (11)	Michigan	206,000	Owned
Cash and carry warehouse	Michigan	9,000	Leased
Cash and carry warehouse	Ohio	23,000	Owned

Real Estate Business

Spartan Stores owns nine shopping centers with approximately 644,000 square feet and nine free-standing locations with approximately 415,000 square feet. Spartan Stores leases these properties to grocery store customers supplied by Spartan Stores and to other retailers. This leased space consists of approximately 819,000 square feet of grocery retail space and approximately 240,000 square feet of other retail space. Each shopping center is substantially full and is anchored by a lease with a retail grocery store, all but one of which is supplied by Spartan Stores.

Spartan Stores also leases a 50,000 square foot distribution center in Waters, Michigan, and a 52,000 square foot distribution center in Hudsonville, Michigan. In addition, Spartan Stores leases 11 sites for sublease to grocery store customers that it supplies. Spartan Stores also owns several parcels of vacant land that it plans to sell or develop.

Recent and Potential Sales of Insurance Subsidiaries

On March 3, 2000, Spartan Stores sold Shield Benefit Administrators, Inc., a wholly owned subsidiary that offered third-party insurance claims administration and related services primarily to Spartan Stores customers. Spartan Stores is considering the sale of two other wholly owned subsidiaries, Spartan Insurance Company, Ltd. and Shield Insurance Services, Inc. Spartan Insurance Company is incorporated and licensed as an insurance company in Bermuda. It issues policies of another insurance carrier through a fronting agreement under which Spartan Insurance Company insures some of the coverage limits and reinsures the balance of the coverage limit with reinsurance companies. Shield Insurance Services is an insurance agency that offers insurance coverage primarily to retail grocery stores supplied by Spartan Stores. For the year ended March 27, 1999, and the 40 week period ended January 1, 2000, Spartan Insurance Company and Shield Insurance Services reported on a combined basis net sales of approximately $16,346,000 and $13,212,000, net earnings of $2,288,000 and $1,418,000, total assets of $30,379,000 and $29,132,000, and EBITDA of $2,305,000 and $241,000, respectively. Upon consummation of the sale of these subsidiaries, Spartan Stores no longer will offer insurance or third party administration services.

Competition

Spartan Stores' retail grocery and distribution businesses are characterized by intense competition and low profit margins. The principal competitive factors in the retail industry that face Spartan Stores' company-owned stores and the independent retail stores supplied by Spartan Stores include the location and image of the store; the price, quality and variety of products; and the quality and consistency of service. The principal competitive factors facing Spartan Stores in the distribution industry are price, product quality and variety and service. Spartan Stores believes that the company and the customers it supplies are generally competitive in their markets.

Spartan Stores' company-owned stores and the independent retail grocery stores supplied by Spartan Stores all compete with other retail grocery stores and with several large chain stores that have integrated wholesale and retail operations, including Farmer Jack and Kroger stores. These stores also compete with mass merchandisers, such as Meijer, Inc; Wal*Mart Stores, Inc. and Super Kmart, limited assortment stores, wholesale membership clubs, such as Sam's Club (a unit of Wal*Mart Stores, Inc.) and Costco Companies, Inc., convenience stores, shop-at-home services, restaurants and fast food businesses. Spartan Stores' success is in large part dependent upon the ability of its company-owned stores and the other grocery stores it supplies to compete with the larger grocery store and convenience store chains. Some of these companies have greater assets and larger sales volume than Spartan Stores and its wholesale customers.

Spartan Stores' grocery distribution business competes with a number of grocery wholesalers, including SUPERVALU, Inc., Fleming Companies, Inc., Roundy's, Inc. and Nash Finch Company. Spartan Stores' convenience store distribution business competes with a number of convenience store wholesalers, including EBY Brown Company, McLane Company, Inc. and S. Abraham and Sons, Inc. The distribution business also competes with a number of other businesses that market their products directly to food retailers. Some of these companies have greater assets and larger sales volume than Spartan Stores.

According to industry sources, Spartan Stores' company-owned stores and the independent grocery stores supplied by Spartan Stores together account for approximately 21 percent of all grocery sales in Michigan. These stores account for approximately 41 percent of all grocery sales in Western Michigan (a 26 county market area), 11 percent of sales in Eastern and Southern Michigan (a 24 county market area) and 61 percent of sales in Northern Michigan (an 18 county market area).

Grocery Distribution Customers

Spartan Stores' grocery distribution business supplies Spartan Stores' company-owned stores and a diverse group of independent grocery store operators that range from single stores to supermarket chains with as many as 25 stores.

Spartan Stores from time to time enters into loan agreements, leases, guarantees and other agreements under which its grocery distribution customers agree to purchase a minimum percentage of products from Spartan Stores for the term of the agreement. As of March 25, 2000, Spartan Stores had agreements with 43 customers covering 74 retail grocery stores with terms ranging from 1 to 17 years. The minimum purchase requirements under these agreements varied from 30% to 55% of the total retail sales for the grocery stores covered by the agreements. For the twelve month period ending March 25, 2000, these stores had total retail sales of approximately $650 million and total wholesale purchases from Spartan Stores of approximately $325 million.

Spartan Stores does not believe that its success is dependent upon maintaining the grocery distribution business of any one customer. Spartan Stores' 10 largest grocery distribution customers (including company-owned stores) account for approximately 60 percent of Spartan Stores' total net sales but no single customer accounts for more than 8 percent of total net sales. Spartan Stores' company-owned grocery stores represent 19 percent of total net sales for the fiscal year ended March 25, 2000. In the last ten years, no grocery distribution customer that was among the 10 largest customers has terminated all of its business with Spartan Stores to associate with another distributor.

Suppliers

Spartan Stores purchases products from a large number of national, regional and local suppliers of name brand and private label merchandise. Spartan Stores is dependent upon these suppliers for brand name products. However, Spartan Stores has not encountered difficulty in procuring or maintaining an adequate level of products to serve its customers.

Regulation

Spartan Stores is subject to federal, state and local laws and regulations covering the purchase, handling, sale and transportation of its products and is subject to the jurisdiction of the federal Food and Drug Administration. Management believes that Spartan Stores is in substantial compliance with all Food and Drug Administration and other federal, state and local laws and regulations governing its businesses.

Associates

Spartan Stores currently employs approximately 7,500 associates, of which approximately 1,070 are represented by several unions. Warehouse and transportation associates are represented by different Teamsters Union locals, with contracts expiring in 2000 and 2001. A majority of United Wholesale Grocery's associates are represented by various unions, with contract expirations varying by location. Associates of L & L/Jiroch, J.F. Walker Company and Family Fare are not represented by a union. Spartan Stores considers its relations with its associates to be satisfactory and has not had any work stoppages in the last five years.

Legal Proceedings

Thirty actions have been filed in state courts in Pennsylvania against the leading cigarette manufacturers operating in the United States and certain wholesalers and distributors, including J.F. Walker Company, Inc., a subsidiary of Spartan Stores. All of the Pennsylvania actions were filed by individual plaintiffs pursuant to a special notice procedure which does not include any formal complaint. In these separate cases, Spartan Stores expects that the plaintiffs are seeking compensatory, punitive and other damages, reimbursement of medical and other expenditures and equitable relief. Spartan Stores believes that J.F. Walker Company has valid defenses to these legal actions. These actions are being vigorously defended. It has been determined that J.F. Walker Company is not a defendant in three of the thirty cases that were filed. Six plaintiffs have withdrawn their complaints and Spartan Stores understands that they will not pursue their cases. One case has been dismissed with prejudice by stipulation of the plaintiff. All of the remaining Pennsylvania actions have been dismissed without prejudice pursuant to a Dismissal and Tolling Agreement under which certain defendants, including J.F. Walker Company, have agreed not to raise the defense of statute of limitations or laches if an action is filed by a plaintiff before March 31, 2000. None of the plaintiffs filed any action by March 31, 2000. One of the cigarette manufacturers named as a defendant in each action has agreed to indemnify J.F. Walker Company from damages arising out of these actions. Management believes that the ultimate outcome of these actions should not have a material adverse effect on the consolidated financial position, results of operations or liquidity of Spartan Stores.

Various other lawsuits and claims, arising in the ordinary course of business, are pending or have been asserted against Spartan Stores. While the ultimate effect of such actions cannot be predicted with certainty, management believes that their outcome will not result in a material adverse effect on the consolidated financial position, operating results or liquidity of Spartan Stores.

Board of Directors

Following the merger, the Spartan Stores board will consist of seven directors divided into three classes, with the term of one class expiring in each successive year. At the Spartan Stores annual meeting of shareholders, five directors are to be elected by its shareholders. For information concerning the nominees for directors, see "Proposal to Elect Directors" on page ___.

As of the effective time of the merger, the Board will appoint two persons selected by Seaway, Joel A. Levine and Richard B. Iott, to serve on the Spartan Stores board. Mr. Levine will become a member of the class of directors whose term expires in 2001 and Mr. Iott will become a member of the class of directors whose term expires in 2003. If either Mr. Levine or Mr. Iott is unable or unwilling to serve on the board as of the closing of the merger, his replacement will be a person who is selected by Seaway and acceptable to Spartan Stores. For information concerning Messrs. Levine and Iott, see "Proposal to Elect Directors" on page ___.

DESCRIPTION OF STOCK AND SHAREHOLDER RIGHTS AFTER THE MERGER

General

Currently, the rights of the Seaway shareholders are governed by Ohio law and Seaway's amended articles of incorporation and code of regulations. Upon completion of the merger, Seaway shareholders will become shareholders of Spartan Stores, unless they exercise dissenters' rights. Upon becoming shareholders of Spartan Stores, the rights of the former Seaway shareholders will be governed by Michigan law and Spartan Stores' articles of incorporation and bylaws, both as amended.

As discussed in "The Spartan Stores Annual Meeting of Shareholders," the Spartan Stores shareholders will vote on proposed amendments to Spartan Stores' articles of incorporation and bylaws. The merger will not take place if the Spartan Stores shareholders do not approve the proposed amendments. The following discussion is written as if the proposed amendments have already been approved by the Spartan Stores shareholders.

There are many differences between the applicable laws of Michigan and Ohio and the charter documents of Seaway and Spartan Stores. The following discussion is not intended to be a complete statement of all differences affecting the rights of shareholders and is qualified in its entirety by reference to the Ohio General Corporation Law, the Michigan Business Corporation Act, the amended articles of incorporation and code of regulations of Seaway and the restated articles of incorporation and bylaws of Spartan Stores, as proposed to be amended.

Authorized Stock

Spartan Stores. After the merger, the total authorized capital stock of Spartan Stores will consist of 50 million shares of common stock, no par value, and 10 million shares of preferred stock. Approximately 20 million shares of Spartan Stores common stock will be issued and outstanding. No shares of preferred stock will be issued and outstanding immediately after the merger.

Spartan Stores' articles of incorporation will provide that no share of common stock will be entitled to any preferences and that all shares will be equal.

The Spartan Stores board will be authorized to issue preferred stock from time to time and to fix the rights, preferences and limitations of each series of preferred stock. This includes the designation of the series and the number of shares in it, the dividend rate, whether and when shares will be redeemable, the prices at which shares will be redeemable, rights upon liquidation, any sinking fund provisions, any conversion or exchange privileges, voting rights, any restrictions on the payment of dividends or other distributions on other classes of stock and any other rights, preferences or limitations.

The issuance of shares of Spartan Stores preferred stock could adversely affect the availability of earnings for distribution to the holders of Spartan Stores common stock if the preferred stock provides for cumulative dividends, dividend preferences, conversion rights or exchange, redemption or other similar rights or preferences.

Seaway. The total authorized shares of capital stock of Seaway consists of 24 million shares of common stock, without par value, and 300,000 shares of serial preferred stock, without par value. At the close of business on ______________, 2000, __________ shares of Seaway common stock were issued and outstanding. No shares of Seaway serial preferred stock were issued and outstanding on that date.

Each share of serial preferred stock of Seaway is entitled to one vote. The Seaway board is authorized to issue preferred stock from time to time and to fix the designations, preferences, limitations, restrictions and relative, participating, optional or other special rights and qualifications of each series of preferred stock. The holders of each series of Seaway serial preferred stock have preferential rights to dividends over the holders of common stock.

The Seaway board, without shareholder approval, may issue Seaway preferred stock with conversion or other rights that could dilute the rights of the holders of Seaway common stock and adversely affect the availability of earnings for distribution to the holders of Seaway common stock.

Dividends

Spartan Stores. Spartan Stores shareholders will be entitled to receive such dividends and other distributions on the Spartan Stores common stock as are declared from time to time by the board of directors. The board's right to declare dividends will be subject to the rights of any holders of preferred stock or any other stock with superior dividend rights and Spartan Stores' legal ability to make certain other payments. The Spartan Stores board of directors may fix the dividend rights and rates of Spartan Stores preferred stock when it is issued. The payment of dividends and other distributions to shareholders is also subject to certain restrictions under Spartan Stores' current credit facility. Spartan Stores does not expect to pay any dividends to its shareholders for the foreseeable future after the merger, but will invest any net earnings in its operations and to acquire additional retail operations.

Seaway. After payment of dividends on shares having a priority over Seaway common stock and after making other required payments, the Seaway board may declare dividends on Seaway common stock.

When the Seaway board declares a dividend, the holders of Seaway serial preferred stock of each series, in preference to the holders of Seaway common stock and any other shares ranking junior to the serial preferred stock, are entitled to receive a dividend at the rate fixed by the board for each series. No dividend may be paid on serial preferred stock unless a proportional dividend is paid for all shares of serial preferred stock of all series that are entitled to receive a dividend. If the board failed to declare a dividend for six full quarters, the holders of serial preferred stock would be entitled to elect two members of the board.

Voting Rights

Spartan Stores. Each Spartan Stores shareholder will be entitled to cast one vote for each share of Spartan Stores common stock held of record on all matters submitted to a vote of shareholders, including the election of directors.

Seaway. Each holder of Seaway common stock or Seaway serial preferred stock is entitled to one vote per share. Generally, unless otherwise required by Ohio law, the holders of serial preferred stock and the holders of common stock vote together as one class.

Dissenters' Rights

Spartan Stores. Under Michigan law, in some circumstances shareholders that do not vote in favor of various types of major corporate actions have the right to dissent and receive cash in exchange for their shares. Michigan law recognizes dissenters' rights in connection with certain amendments to the articles of incorporation, mergers, consolidations, sales or other dispositions of all or substantially all of the assets of a corporation, certain acquisitions for stock and the approval of "control share acquisitions (discussed below)."

Seaway. Under Ohio law, shareholders are entitled to dissenters' rights in connection with the lease, sale, exchange, transfer or other disposition of all or substantially all of the assets of a corporation or any amendment to the corporation's articles of incorporation that substantially changes the rights of shareholders. Shareholders of an Ohio corporation being merged into or consolidated with another corporation are also entitled to dissenters' rights. In addition, shareholders of an acquiring corporation are entitled to dissenters' rights in any merger, combination or majority share acquisition in which those shareholders are entitled to voting rights. Ohio law provides shareholders of an acquiring corporation with voting rights if the acquisition involves the transfer of shares of the acquiring corporation entitling the recipients of the shares to exercise one-sixth or more of the voting rights of the acquiring corporation immediately after the transaction is completed. A shareholders' written demand for dissenters' rights must be delivered to the corporation not later than ten days after the vote on the matter giving rise to the dissenters' rights.

Rights Upon Dissolution and Liquidation

Spartan Stores. Upon the liquidation, dissolution or winding up of the affairs of Spartan Stores, the holders of Spartan Stores common stock will be entitled to receive pro rata all of the assets of the corporation available for distribution to the shareholders after an amount has been set aside for the holders of all shares having priority over the common stock. The rights of any Spartan Stores preferred stock will be determined by the board of directors when those shares are first issued.

Seaway. According to Seaway's articles, in the case of liquidation, dissolution or winding up of the affairs of Seaway, the holders of any serial preferred shares are entitled to receive payment in full out of the assets of the corporation before any amount may be distributed to the holders of the common shares or any shares ranking below the serial preferred shares. The holders of the common shares are entitled to any remaining assets of the corporation that are available for distribution.

Shareholder Meetings

Spartan Stores. The time, date and place of each Spartan Stores annual meeting of shareholders after the merger will be determined by the board. Special meetings of shareholders may be called only by the board.

Seaway. The time, date and place of each Seaway annual meeting of shareholders is determined by the board. Special meetings of shareholders may be called by the holders of 25% of the outstanding shares, the Chairman of the Board, the President, Vice President, a majority of the directors in office, the board or the executive committee of the board.

Board of Directors; Number; Classification

Spartan Stores. Under Michigan law, the number of directors may be fixed in a corporation's bylaws or articles of incorporation. Following the merger, the Spartan Stores board will have seven members. Spartan Stores' articles provide that the board will, by a 75% vote of its members, fix the number of directors on the board, but the number of directors will not be less than three.

The Spartan Stores board after the merger will consist of three classes of directors with staggered terms. The term of each class of directors will be approximately three years each.

Seaway. Under Ohio law, the number of directors may be fixed or changed by the sharehold-ers or by the board of directors if so authorized by the articles of incorporation or code of regulations. The Seaway board has eight members. Seaway's code of regulations provides that the Seaway board will consist of a number of directors to be fixed from time to time by the affirmative vote of the holders of a majority of the shares entitled to vote, but the Seaway board will not have less than seven or more than twelve directors.

According to Seaway's code of regulations, the Seaway board consists of three classes of directors with staggered terms. Each class consists of at least two but not more than four directors. The term of each class of directors is three years each. Under Ohio law, Seaway shareholders have the right to cumulative voting in the election of directors. That means that Seaway shareholders may elect to multiply the votes represented by these shares by the number of directors to be elected and cast such votes for one or more directors as they see fit.

Shareholder Nominations of Directors

Spartan Stores. After the merger, Spartan Stores' articles will allow the board of directors or a shareholder to nominate a director. Shareholders nominating a director must submit certain information concerning the candidate at least 120 days before the election meeting. See "Nominating Committee" on page __.

Seaway. Seaway's code of regulations provides that a shareholder nominating a director must submit certain information concerning the candidate at least 90 days before an annual meeting or 30 days before a special meeting for the election of directors.

Removal of Directors

Spartan Stores. Michigan law provides that shareholders may remove a director with or without cause, unless the articles of incorporation provide otherwise. After the merger, Spartan Stores' articles will allow a director to be removed only for cause. A director being removed because of a felony conviction or a finding by a court of negligence or misconduct in the performance of his or her duties may be removed by a majority of the directors. A director who has become mentally incompetent or is deemed by the board to be in derogation of his or her duties may be removed only by 75% of the total number of directors, excluding the director in question.

Seaway. Ohio law provides that, unless the articles of incorporation or code of regulations of a corporation provide otherwise, a director may be removed from office, with or without cause, by the vote of the holders of a majority of the voting shares of the corporation. However, unless all of the directors or all of the directors of a particular class are removed, no individual director may be removed if the votes cast against that director's removal would have been sufficient to elect at least one director, if the shares had been cumulatively voted at an election of all the directors or all the directors of a particular class, as the case may be.

Seaway's code of regulations provides that a director may be removed only for good cause and only by the affirmative vote of two-thirds of the shares entitled to vote.

Vacancies on Board of Directors

Spartan Stores. After the merger, any vacancy on the Spartan Stores board will be filled by the affirmative vote of a majority of the directors then in office. No decrease in the number of directors may shorten the term of any incumbent director.

Seaway. Any vacancy on the Seaway board may be filled by a majority of the directors.

Personal Liability of Directors

Spartan Stores. Under Michigan law, directors who vote for certain corporate actions are liable to the corporation for any injury suffered as a result of the action. A director who does not comply with Michigan law may be liable for:

- declaring a share dividend contrary to law or the articles of incorporation;
- distributing money to shareholders during or after dissolution of the corporation without first paying the debts, obligations and liabilities of the corporation; or
- making a loan to a director, officer or employee of the corporation or of a subsidiary which is contrary to law.

However, the recovery may not exceed the difference between the amount paid or distributed and the amount that lawfully could have been paid or distributed.

Michigan law provides that a corporation's articles of incorporation may provide that, except for certain liabilities, a director will not be personally liable to the corporation or its shareholders for monetary damages for a breach of the director's fiduciary duty. In addition, Michigan law sets forth circumstances under which directors, officers, employees or agents of a corporation may be indemnified or insured against any liabilities that they incur in such capacities.

After the merger, Spartan Stores' articles will provide that a director of Spartan Stores will not be personally liable to Spartan Stores or its shareholders for monetary damages for a breach of fiduciary duty as a director, except for liability for:

- the amount of a financial benefit received by a director to which he or she is not entitled;
- intentional infliction of harm on Spartan Stores or its shareholders;
- certain unlawful dividends, distributions or loans;
- intentional criminal acts; or
- an act or omission occurring before the date the limitation of liability provision became effective.

Seaway. Under Ohio law, shareholders are generally entitled to bring suit on behalf of the corporation to recover damages caused by breaches of the duty of care and the duty of loyalty owed to the corporation and its shareholders by directors and, to a certain extent, executive officers. Ohio law protects a director from liability for a business decision as long as:

- he or she is not an interested party in the transaction;
- he or she acts on an informed basis, in good faith and with a reasonable belief that the action taken was in the best interests of the company; and
- he or she has a reasonable basis for the decision.

Ohio law presumes that a director has acted in good faith unless there is clear and convincing evidence to the contrary. Directors of Ohio corporations are, unless the corporation's articles or regulations otherwise provide, liable for money damages for actions taken or failed to be taken as a director only if it is proven by clear and convincing evidence that the act or failure to act was undertaken with deliberate intent to cause injury to the corporation or reckless disregard for the best interests of the corporation.

Indemnification

Spartan Stores. Michigan law permits, and Spartan Stores' articles will require, indemnification of Spartan Stores' directors and executive officers in a variety of circumstances. After the merger, the articles will require Spartan Stores to indemnify any director or executive officer who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding because he or she is or was a director or executive officer, or is or was serving at the request of Spartan Stores in another capacity, to the fullest extent permitted by law. Spartan Stores may further indemnify any director or executive officer and may indemnify any person who is not a director or executive officer, as long as the indemnification is authorized by bylaw, resolution or contractual agreement of the board.

After the merger, Spartan Stores' bylaws will provide that Spartan Stores will indemnify its directors, executive officers and other persons to the extent that an indemnified person successfully defends an action. Spartan Stores will indemnify the indemnified party against actual and reasonable expenses, including attorneys' fees, incurred in connection with the action and any action brought to enforce the mandatory indemnification provisions. Prior to a final determination of an action, Spartan Stores may reimburse an indemnified party for reasonable expenses incurred by him or her, as long as specified procedures are followed. In addition, a court may order Spartan Stores to indemnify a director, officer, employee or agent if the court determines that the person is fairly and reasonably entitled to indemnification considering all the relevant circumstances, whether or not the applicable standard of conduct set forth in the bylaws was met or the indemnified party was found liable to Spartan Stores or its shareholders.

Seaway. Under Ohio law, Ohio corporations are permitted to indemnify directors, officers, employees and agents within prescribed limits and must indemnify them under certain circumstances. Absent a court order, Ohio law does not authorize payment by a corporation of judgments against a director, officer, employee or agent after a finding of negligence or misconduct in a derivative suit. Ohio law, however, requires indemnification to the extent that person succeeds on the merits. In all other cases, indemnification is discretionary, except for the advancement of expenses of directors, if a director, officer, employee or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except as otherwise provided by a corporation's articles of incorporation or code of regulations or by a contract.

Ohio corporations may, among other things, purchase insurance to indemnify any person who is entitled to indemnification. Ohio law provides that a director is entitled to mandatory advancement of expenses, including attorneys' fees, incurred in defending any action. The director must agree, however, to cooperate with the corporation concerning the matter and to repay the amount advanced if it is proved by clear and convincing evidence that his or her act or failure to act was done with deliberate intent to cause injury to the corporation or with reckless disregard for the corporation's best interests.

Seaway's code of regulations provides directors and officers with indemnification against liability arising out of their duties as a director or officer of the corporation. Seaway will not, however, indemnify any director or officer for any matter for which he or she is adjudged liable for negligence or misconduct in the performance of his or her duties by a court or by a majority of the corporation's disinterested directors of the corporation then in office.

Amendment of Articles and Bylaws

Spartan Stores. Under Michigan law, some provisions of a corporation's articles of incorporation may be amended by the board. Other provisions require the approval of a majority of the outstanding shares, unless a larger percentage is required by the corporation's articles of incorporation.

For certain amendments to the articles of incorporation, Spartan Stores' articles will require the approval of two-thirds of the outstanding shares, unless the amendment is first approved by 80% of the entire board of directors. This provision applies to amendments involving:

- the number, classification, vacancies, nominations and removal of directors;
- indemnification of the directors and officers;
- limitations on director liability;
- board evaluation of takeover proposals; or
- the Michigan Control Share Act (discussed below).

If an amendment is first approved by 80% of the entire board, the approval of only a majority of the outstanding shares is required.

After the merger, any amendment to the provision of Spartan Stores' articles involving business combinations will require the affirmative vote of the holders of not less than two-thirds of the voting shares of Spartan Stores.

Under Michigan law, unless a corporation's articles and bylaws provide that only shareholders may amend the bylaws, the shareholders or the board may amend the bylaws. After the merger, the Spartan Stores articles will allow the board to amend the bylaws without shareholder approval. The shareholders may amend the bylaws only by the affirmative vote of 80% of the total voting shares of Spartan Stores.

Seaway. Ohio law permits the adoption of amendments to the articles of incorporation if those amendments are approved by the holders of two-thirds of the outstanding voting shares. A corporation may specify in its articles of incorporation that a lesser or greater vote is required as long as it does not provide for less than a majority vote.

Seaway's articles provide that, unless expressly required by Ohio law or by Seaway's articles, any action requiring the vote of two-thirds of the holders of the Seaway shares may be authorized by the majority vote of the holders of the Seaway shares.

Seaway's articles provide that amendments to the provision involving certain business combinations may be amended only by the affirmative vote of the holders of at least two-thirds of the voting stock of the company.

Under Ohio law, a code of regulations may be adopted, amended or repealed only by shareholder approval or, if the articles of incorporation allow, by written consent signed by holders of shares entitling them to exercise two-thirds (or a lesser percentage, but not less than a majority, or a greater percentage) of the voting shares on that proposal.

Board Evaluation of Takeover Proposals

Spartan Stores. After the merger, Spartan Stores' articles will allow the board, in considering a takeover proposal, to consider certain factors in addition to the total price offered. Spartan Stores' articles specifically will allow the board to consider:

- the fairness of the consideration to be received by Spartan Stores and its shareholders under the proposed offer, taking into account the trading price of Spartan Stores' stock immediately prior to the announcement of the proposed offer, the historical trading prices of Spartan Stores' stock, the price that might be achieved in a negotiated sale of the corporation as a whole, premiums over the trading price of their securities which have been proposed or offered to other companies in the past in connection with similar offers, and the future prospects of Spartan Stores;
- the possible social and economic impact of the proposed offer and its consummation on Spartan Stores and its employees, customers and suppliers;
- the possible social and economic impact of the proposed offer and its consummation on the communities in which Spartan Stores and its subsidiaries operate or are located;
- the business, financial condition, and earning prospects of the offering party, including, but not limited to, debt service and other existing or likely financial obligations of the offering party;
- the competence, experience and integrity of the offering party and its management; and

- the intentions of the offering party regarding the use of the assets of Spartan Stores to finance the transaction.

Seaway. Ohio law permits directors to consider, in addition to the interests of the corporation's shareholders, other factors such as the interests of the corporation's employees, suppliers, creditors and customers; the economy of the state and the nation; community and societal considerations; the long-term and short-term interests of Seaway and its shareholders; and the possibility that these interests may be best served by the continued independence of Seaway.

Business Combinations

Spartan Stores. Michigan law provides that, unless otherwise provided in the articles of incorporation, any merger or share exchange must be approved by the holders of a majority of the outstanding shares entitled to vote. Michigan law requires shareholder approval for the sale, lease or exchange of substantially all of the assets of the corporation. After the merger, Spartan Stores' articles will require the approval of two-thirds of the outstanding shares of Spartan Stores for a business combination, unless the business combination is approved by the Spartan Stores directors, in which case only the approval of a majority of the outstanding shares of Spartan Stores will be required.

Seaway. Under Ohio law, unless otherwise provided in the articles of incorporation, any merger, consolidation or sale of substantially all of the assets of the corporation requires the approval of the holders of two-thirds of the shares of the corporation. Unless otherwise provided in the articles of incorporation with respect to mergers and consolidations, approval of the holders of two-thirds of any class of shares may also be required if the rights of holders of that class are affected in specified ways by the merger or consolidation. Ohio law permits mergers without approval by the shareholders of the surviving corporation if, among other things, no amendment of the articles of incorporation is involved and no more than a specified maximum increase in outstanding voting stock will result from the merger. The maximum permitted increase is any amount less than one-sixth of the surviving corporation's shares possessing voting power in the election of directors after the proposed business combination.

Seaway's articles provide that any merger or consolidation, combination, majority share acquisition, dissolution, sale, lease, or disposition of substantially all of the assets of the corporation must be approved by two-thirds of the corporation's outstanding shares.

However, this two-thirds approval requirement does not apply to a transaction which has been approved by a resolution adopted by the Seaway board at a meeting at which a quorum of Seaway's directors is present. If the Seaway board adopts a resolution in this manner, then the merger or consolidation, combination, majority share acquisition, dissolution, sale, lease, or disposition of substantially all of the assets of Seaway need only be approved by a majority of Seaway's outstanding shares.

Michigan Fair Price Act

After the merger, Michigan's Fair Price Act will apply to Spartan Stores. The Fair Price Act requires a vote of 90% of the outstanding shares and a vote of at least two-thirds of disinterested shares to approve a "business combination." The Fair Price Act defines a "business combination" to include any merger, consolidation, share exchange, sale of assets, stock issue, liquidation, or reclassification of securities involving an "interested shareholder" or certain "affiliates." An "interested shareholder" is generally any person who owns 10% or more of the outstanding voting shares of the corporation. An "affiliate" is a person who directly or indirectly controls, is controlled by, or is under the common control of a specified person.

The "supermajority" vote required by the Fair Price Act does not apply to business combinations that satisfy certain conditions. These conditions include, among others:

- the purchase price to be paid for the shares of the corporation in the business combination must be at least equal to the highest of either (1) the market value of the shares or (2) the highest per share price paid by an interested shareholder within the preceding two-year period or in the transaction in which the shareholder became an interested shareholder, whichever is higher; and

- once becoming an interested shareholder, the person may not become the beneficial owner of any additional shares of the corporation except as part of the transaction that resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends.

The requirements of the Fair Price Act do not apply to business combinations with an interested shareholder that the board of directors has approved or exempted from the requirements of the Fair Price Act by resolution adopted before the interested shareholders first became an interested shareholder.

Control Share Act

Spartan Stores. The Michigan Control Share Act regulates the acquisition of "control shares" of widely held Michigan corporations. After the merger, the Control Share Act will apply to Spartan Stores and its shareholders. The Control Share Act establishes procedures governing "control share acquisitions." A control share acquisition is defined as an acquisition of shares by an acquirer which, when combined with other shares held by that person or entity, would give the acquirer voting power at or above any of the following thresholds: 20%, 33 1/3%, or 50%. Under the Control Share Act, an acquirer may not vote "control shares" unless the corporation's disinterested shareholders (defined to exclude the acquiring person, officers of the corporation and directors of the corporation who are also employees of the corporation) vote to approve the voting rights of the control shares. The Control Share Act does not affect the voting rights of shares owned by an acquiring person before the control share acquisition. The Control Share Act entitles corporations to redeem control shares from the acquiring person under some circumstances. In other cases, the Control Share Act confers dissenters' rights upon all of a corporation's shareholders except the acquiring person.

After the merger, Spartan Stores' articles will provide that Spartan Stores may redeem, for fair value, any control shares acquired in a control share acquisition, if the provisions of the Control Share Act are not met.

Seaway. Under the Ohio Control Share Acquisition Statute, a "control share acquisition" is deemed to occur when a person acquires Seaway voting shares within the ranges of (1) one-fifth or more to one-third, (2) one-third or more to one-half or (3) a majority or more. Any person or entity making a control share acquisition may do so only if both (a) the shareholders, by a majority vote, approve the acquisition at a special meeting called for that purpose and (b) the shareholders, excluding shares owned by the acquiring person, by an officer of the corporation or by an employee of the corporation who is also a director, approve the transaction. The transaction must then be completed within 360 days following the shareholder approval.

Certain transactions are exempted from the Ohio Control Share Acquisition Statute. These are acquisitions:

- occurring before the enactment of the statute;

- pursuant to a contract existing before the enactment of the statute;

- by bequest or inheritance;

- pursuant to a pledge or other security interest (however, the statute contemplates that shares acquired by bequest or inheritance or pursuant to a pledge or other security interest be acquired in good faith and not for the purpose of circumventing the requirements of the statute);

- pursuant to a merger, consolidation, combination, or majority share acquisition authorized by shareholder vote; or

- pursuant to a transaction that has already been authorized within the range of voting power to which the transaction applies.

Under Ohio law, any person proposing to ac--quire shares of Seaway within any of the specified voting ranges must provide notice to Seaway and Seaway must in turn call a special shareholders' meeting within 10 days in order to approve or disapprove of the transaction. If the shareholders approve the transaction, the control share acquisition may proceed. Control share acquisitions must be approved by a majority of the outstanding shares of the corporation and by a majority of the shares held by persons who are not employee directors or officers of the corporation, the prospective acquiror, and certain other shareholders who acquired their shares after announcement of the proposed transaction.

Seaway's articles provide that the Ohio Control Share Acquisition Statute does not generally apply to it. However, Seaway's articles incorporate many of the substantive provisions of the statute. Seaway's articles provide the board with a degree of discretion not provided by the statute itself. Seaway's articles provide that when the board receives a control share acquisition notice, it must call a special meeting of the shareholders within 10 days, unless the board determines that:

- the acquisition proposal was not made in good faith;

- the acquisition would not be in the best interest of the corporation and its share-holders or others whose interest the board may take into consideration;

- the person who delivers the notice fails to adequately demonstrates that he, she or it has the financial capacity to make the acquisition; or

- the acquisition would be contrary to law if completed.

Accordingly, the Seaway board is vested with the power to disapprove a control share acquisition without seeking the input of the shareholders in some circumstances.

Ohio Merger Moratorium Statute

Seaway is subject to Chapter 1704 of the Ohio Revised Code, which is commonly known as the Merger Moratorium Statute. This statute governs transactions between an public corporations meeting certain jurisdictional tests and an "interested share-holder." This latter term generally means someone who becomes the beneficial owner of 10% or more of the shares of the corporation without the prior ap-proval of the board of directors of the corporation, and includes affiliates and associates of that person.

For at least three years after a person becomes an interested shareholder, the following transactions are prohibited if they involve both the corporation and an interested shareholder or its affiliates or associates:

- the disposition or acquisition of any interest in assets;

- mergers, consolidations, combinations and majority share acquisitions;

- voluntary dissolutions or liquidations; and

- the issuance or transfer of shares or any rights to acquire shares in excess of 5% of the outstanding shares.

If, prior to the acquisition of shares that results in a person becoming an interested shareholder, the board of directors of the corporation approves the transaction by which the person would become an interested shareholder, then the statute's prohibition on these transactions does not apply. The statute's prohibition on transactions of this type continues indefinitely after this initial three-year period unless the subject transaction is approved by the requisite vote of shareholders or satisfies statutory conditions relating to the fairness of consideration received by shareholders, other than the interested shareholder.

Other Provisions of Ohio Law

In addition to the statutes described above, other provisions of Ohio law:

- Provide a corporation, or in certain circum-stances the shareholders of the corporation, a cause of action to recover profits realized under certain circumstances by persons who dispose of securities of a corporation within 18 months of proposing to acquire such corporation; and

- Impose advance filing and notice require-ments for tender offers involving more than 10% of the voting securities of certain corporations.

INFORMATION ABOUT SEAWAY FOOD TOWN

General

Seaway is a leading regional supermarket chain located predominantly in northwest and central Ohio and southeast Michigan. Beginning in 1986, Seaway began adding deep discount drugstores to its chain. The merchandise sold in these stores is similar to that sold in conventional supermarkets, but with a greater emphasis on pharmacy operations, health and beauty aids and non-food items. However, these stores differ from conventional deep discount drug stores in that they carry many grocery items, including some perishable goods. At December 31, 1999, Seaway operated 15 Food Town Supermarkets, 31 Food Town Plus Supermarkets, 1 Kash N Karry Supermarket, and 26 deep discount drugstores under the name of the Pharm.

Seaway's founder and current chairman, Wallace Iott, opened his first grocery store in 1939 and operated it as a single store until he and five other independent single store operators formed a buying and advertising cooperative in 1948. The group operated under the name of Food Town until 1957, at which time the business was incorporated under the name of Seaway Food Town, Inc. In 1962, Seaway completed an initial public offering of its common stock. By the early 1980s, Seaway was operating supermarkets, as well as a full service line institutional food service business and a food wholesaling business. In the mid-1980s, Seaway determined that it should focus on its core business of operating retail locations. Key events in Seaway's history include:

- incorporating under the name of Seaway Food Town, Inc. in 1957;
- completing an initial public offering of its common stock in 1962;
- disposing of its institutional food service business in 1984;
- discontinuing its food wholesaling business in 1985;
- opening its first Pharm store in 1986;
- opening its first Food Town Plus Supermarket in 1988; and
- selling its dairy operations in 1994.

Seaway is an Ohio corporation, and its headquarters are located at 1020 Ford Street, Maumee, Ohio 43537.

Seaway's Stores

Food Town Supermarkets. Seaway operates 15 conventional Food Town Supermarkets. Seaway's Food Town Supermarkets serve as fill-in stores in many of the markets where Seaway also has a larger Food Town Plus Supermarket. Food Town Supermarkets offer traditional full-service supermarket convenience, including:

- fresh meats;
- produce;
- bakery goods; and
- general merchandise.

Food Town Supermarkets range in size from 23,000 square feet to 41,000 square feet and average approximately 31,200 square feet, including approximately 23,000 square feet of selling space.

Food Town Plus Supermarkets. Seaway currently operates 31 Food Town Plus Supermarkets. Food Town Plus Supermarkets are larger stores designed to meet the demands of a growing number of customers seeking a "one-stop shopping" experience. In addition to traditional full-service supermarket offerings, Food Town Plus Supermarkets include a wider variety of merchandise and value-added services, such as one or more of the following:

- branch banks;
- automated teller machines;
- video rentals;

- Chinese take-out departments; and
- parcel mailing.

Food Town Plus Supermarkets range in size from 33,000 square feet to 62,000 square feet and average approximately 48,000 square feet, including approximately 37,000 square feet of selling space.

Kash N Karry. Seaway opened its only Kash N Karry discount supermarket in 1998. This store format is designed to satisfy the needs of customers seeking discounted prices in a low service environment. Seaway's Kash N Karry store contains approximately 20,000 square feet and approximately 15,500 square feet of selling space.

The Pharm. Seaway currently operates 26 Pharm stores. The Pharm format is a unique hybrid of a drugstore and a supermarket. There is considerable overlap between the products offered at the Pharm stores and those found in Seaway's traditional supermarkets. Seaway estimates that approximately 90% of the products offered at the Pharm stores are also available at Seaway's supermarkets. The Pharm stores are more price-oriented than Seaway's
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meet the needs of local markets, and a reputation for quality, value and customer service. Seaway's multiple store formats allow for significant flexibility in responding to the specific competitive and demographic characteristics of a local market. For example, the Pharm is a unique format in Seaway's markets, where customers benefit from everyday low pricing and a much greater selection of groceries and perishables than a typical drugstore. Seaway believes that the Pharm stores are utilized by customers as a complement to a full service supermarket.

Some of Seaway's competitors may have a competitive advantage resulting from lower-cost, non-union workforces. Certain of Seaway's competitors have greater financial resources and marketing budgets than Seaway. Also, certain competitors using the general merchandise, wholesale club format or supercenter format may choose to carry and market a less extensive variety of products, which may allow them to sell such items at a lower per unit cost than Seaway.

Employees

As of March 31, 2000, Seaway employed approximately 2,566 employees on a full-time basis and 2,158 on a part-time basis. Of those employees, approximately 226 were engaged in warehousing and trucking activities and approximately 280 were corporate and administrative personnel. Retail collective bargaining agreements, covering a total of approximately 4,000 employees, expire at various times beginning in 2001, with contracts for the majority of Seaway's unionized workforce expiring in 2003. Seaway believes that relations with employees are satisfactory.

Seasonality

No material portion of Seaway's business is seasonal, although holiday periods may result in greater sales volume.

Properties

As is typical in the supermarket industry, Seaway leases a substantial portion of its supermarket facilities. Seaway leases 49 of its stores (3 of which are accounted for as capital leases) and certain other facilities. Seaway's leases generally provide for an initial term ranging from 10 to 20 years, and also include two or more renewal options.

Seaway owns 24 stores and three relatively large distribution centers. Of these 24 owned stores, eight are conventional Food Town supermarkets, 12 are Food Town Plus Supermarkets, and four are Pharm stores. Seaway's primary distribution center is a 238,000 square foot facility from which dry groceries are shipped to all of Seaway's stores. The primary distribution center is located adjacent to Seaway's headquarters in Maumee, Ohio. In addition, Seaway owns a 108,500 square foot distribution center for general merchandise, health and beauty aids and slow-moving grocery items, and a 136,800 square foot distribution center for perishable goods. Seaway believes that its physical facilities, both leased and owned, are suitable and adequate for the intended uses and purposes.

Legal Proceedings

There are no material legal proceedings to which Seaway is a party or to which any of Seaway's property is subject, other than routine litigation incidental to Seaway's business.

THE SPARTAN STORES ANNUAL MEETING OF SHAREHOLDERS

General

This prospectus and joint proxy statement is first being mailed to the shareholders of Spartan Stores on or about __________, 2000, and is accompanied by the notice of the annual meeting of Spartan Stores shareholders and a form of proxy being solicited by the Spartan Stores board for use at the annual meeting.

Date, Time and Place

The annual meeting is scheduled to be held on ____________________, 2000, at 2:00 p.m., local time, at __________________, Michigan.

Matters to be Considered

At the annual meeting, the Spartan Stores shareholders will be asked to consider and vote on (1) the election of five persons to the Spartan Stores board, (2) a proposal to approve the amendments to Spartan Stores' articles of incorporation and bylaws discussed below, (3) a proposal to confirm the appointment of Deloitte & Touche LLP as the independent auditors of Spartan Stores for the current fiscal year, (4) a proposal to ratify the acts of proceedings, or both, of the directors and officers of Spartan Stores that may be submitted to the meeting and (5) any other business that may properly come before the meeting.

Proxies

The accompanying form of proxy is for use at the Spartan Stores annual meeting if a shareholder cannot or does not wish to attend and vote in person. The proxy may be revoked by a Spartan Stores shareholder at any time before it is exercised, by submitting to the Corporate Secretary of Spartan Stores written notice of revocation or a properly executed proxy with a later date, or by attending the annual meeting and voting in person. Written notices of revocation and other communications with respect to the revocation of proxies should be addressed to Spartan Stores, Inc., 850 76th Street, P.O. Box 8700, Grand Rapids, Michigan 49518, Attention: Chief Financial Officer. All shares represented by valid proxies received, and not revoked before they are exercised, will be voted in the manner specified in such proxies. If no specification is made, such shares will be voted in favor of election of the five nominees to the Spartan Stores board; approval of the amendments to Spartan Stores' articles of incorporation and bylaws; confirmation of Deloitte & Touche LLP as Spartan Stores' independent auditors for the current fiscal year; and ratification of the acts and proceedings of the directors and officers of Spartan Stores that may be submitted to the meeting.

The Spartan Stores board is not currently aware of any matters which will come before the annual meeting other than the "Matters to be Considered" described above. If any other matter should be presented at the annual meeting for action, the persons named in the accompanying proxy card will vote the proxy in their own discretion.

Spartan Stores shareholders should not send any stock certificates with their proxy cards.

Solicitation of Proxies

Spartan Stores will pay all costs of soliciting the proxies from Spartan Stores shareholders. However, Seaway and Spartan Stores will share equally the costs of printing this prospectus and joint proxy statement and related materials and the costs of filing the registration statement, of which this prospectus and joint proxy statement is a part, with the SEC. In addition to solicitation of the proxies by mail. Spartan Stores will request banks, brokers and other record holders to send proxies and proxy material to the beneficial owners of Spartan Stores common stock and secure their voting instructions. Spartan Stores will reimburse such record holders for their reasonable expenses in so doing. Spartan Stores intends to use several of its officers and regular employees, who will not be specially compensated, to solicit proxies from shareholders, either personally or by telephone, telegram, facsimile or electronic or United States mail.

Record Date and Voting Rights

Pursuant to the Michigan Business Corporation Act and Spartan Stores' bylaws, _______ ______, 2000 has been fixed as the record date for determining shareholders entitled to vote at the Spartan Stores annual meeting. Accordingly, Spartan

Stores shareholders of record at the close of business on the record date will be entitled to notice of and to vote at the annual meeting. __________ shares of Spartan Stores Class A common stock are entitled to vote at the annual meeting. On the record date, there were approximately __________ shareholders of record of Spartan Stores.

Each shareholder is entitled to one vote per share of Spartan Stores Class A common stock. Directors will be elected by a plurality of the votes received. The affirmative vote of a majority of the outstanding shares of Spartan Stores Class A common stock is required to approve the amendments to Spartan Stores' articles of incorporation and bylaws. The affirmative vote of the holders of a majority of shares of Spartan Stores Class A common stock present in person or by proxy at the meeting is required to confirm the appointment of Deloitte & Touche LLP and ratify the acts and proceedings of the directors and officers of Spartan Stores.

Shares of Spartan Stores Class A common stock present in person at the annual meeting but not voting, and shares of Spartan Stores Class A common stock for which Spartan Stores has received proxies but with respect to which holders of such shares have abstained, will be counted as present at the annual meeting for purposes of determining the presence of a quorum for the transaction of business.

Because approval of the amendments to Spartan Stores' articles of incorporation and bylaws requires the affirmative vote of the holders of a majority of the outstanding shares of Spartan Stores Class A common stock, abstentions will have the same effect as votes against approval of that proposal. Accordingly, the Spartan Stores board urges all shareholders to complete, date and sign the accompanying proxy and return it promptly in the enclosed, postage-paid envelope.

PROPOSAL TO ELECT DIRECTORS

The Spartan Stores board is divided into three classes, with the term of one class expiring in each successive year. At the Spartan Stores 2000 annual meeting of shareholders, all current directors will resign and five directors will be elected by the Spartan Stores shareholders for the terms designated below.

The persons designated as proxies intend to vote for the election of the five nominees named below. Each of the five nominees is willing to be elected and to serve. If any nominee becomes unable to serve or is otherwise unavailable for election, which is not expected, Spartan Stores may or may not select a substitute nominee. If a substitute nominee is selected, the proxies will be voted for the election of the substitute nominee. If a substitute nominee is not selected, all proxies will be voted for the election of the remaining nominees. Proxies will not be voted for a number of persons greater than the number of nominees named in this prospectus and joint proxy statement.

Directors will be elected by a plurality of the votes cast by shareholders who are present in person or represented by proxy at the meeting. For the purpose of counting votes on the election of directors, abstentions and other shares not voted will not be counted as shares voted and the number of shares of which a plurality is required will be reduced by the number of shares not voted.

As of the effective time of the merger, the board will appoint two individuals selected by Seaway, Joel A. Levine and Richard B. Iott, to serve on the board of directors of Spartan Stores. Joel A. Levine, 61, has served as a director of Seaway since 1995. Since 1992, Mr. Levine has been Of Counsel to the Toledo, Ohio law firm of Spengler Nathanson PLL. Richard B. Iott, 48, has served as Chief Executive Officer and President of Seaway since 1996 and as a director of Seaway since 1987.

Mr. Levine will become a member of the class of directors whose term expires in 2001 and Mr. Iott will become a member of the class of directors whose term expires in 2003. If either Mr. Levine or Mr. Iott is unable or unwilling to serve on the board as of the closing of the merger, his replacement will be a person who is selected by Seaway and acceptable to Spartan Stores.

The following table shows certain information as of _________, 2000, supplied by each of the nominees for director to be elected at the Spartan Stores 2000 annual meeting of shareholders.

NOMINEES FOR TERMS EXPIRING IN 2003

Elson S. Floyd, Ph.D. (Age 44). Dr. Floyd has been the President and a Professor of Education at Western Michigan University, Kalamazoo, Michigan, a liberal arts university, since August 1998. From August 1995 to August 1998, he was the Executive Vice Chancellor and Clinical Professor of Education for the University of North Carolina at Chapel Hill, a liberal arts university.

James B. Meyer (age 54). Mr. Meyer has been the Chief Executive Officer of Spartan Stores since July 1997, and the President and a director since August 1996. From August 1996 to July 1997, he served as Spartan Stores' Chief Operating Officer and from 1994 to 2000 was its Treasurer. From June 1994 to August 1996, he was Spartan Stores' Senior Vice President Corporate Support Services and served as Chief Financial Officer and Assistant Secretary from October 1990 to August 1996. He was also Senior Vice President from 1981 to 1994.

NOMINEES FOR TERMS EXPIRING IN 2002

Elizabeth A. Nickels (Age 37). Ms. Nickels has been the Executive Vice President and Chief Financial Officer of Herman Miller, Inc., an office furniture manufacturing company, since February 2000. From 1993 to February 2000, she was the Vice President and Chief Financial Officer of Universal Forest Products, Inc., a wood products manufacturer.

Russell H. VanGilder, Jr. (age 66). Mr. VanGilder's principal occupation is as Chairman of the Board of V.G.'s Food Center, Inc., a retail grocery chain. He is currently the Chairman of the Board of Spartan Stores, a position he has held since December 1998. From 1992 to 1998, he was the Vice Chairman of the Board. He has been a director of Spartan Stores since 1970.

NOMINEE FOR TERM EXPIRING IN 2001

Alex J. DeYonker (age 50). Mr. DeYonker is a partner of Warner Norcross & Judd LLP, a law firm in Grand Rapids, Michigan. Warner Norcross and Judd LLP acted as Spartan Stores' counsel with respect to the merger. Mr. DeYonker has been a director of Spartan Stores since March 1999 and its General Counsel and Assistant Secretary since May 1995.

THE SPARTAN STORES BOARD OF DIRECTORS RECOMMENDS THAT THE SPARTAN STORES SHAREHOLDERS VOTE <u>FOR</u> ELECTION OF ALL NOMINEES AS DIRECTORS

Board Committees And Meetings

During fiscal year 2000, there were nine meetings of the Spartan Stores board. The Spartan Stores board has four standing committees:

- the executive committee
- the audit committee
- the compensation committee
- the nominating committee

Each of the incumbent directors attended at least 75 percent of the aggregate number of meetings of the board and meetings of committees on which he served during fiscal year 2000.

Executive Committee. The executive committee has the full power and authority of the board to manage the business affairs and property of Spartan Stores between meetings of the full board.

The executive committee can also declare distributions and dividends and authorize the issuance of stock, as permitted by Spartan Stores' bylaws and applicable laws. In addition, the executive committee recommends to the board a successor to the Chief Executive Officer when a vacancy occurs. Messrs. Boyd, DeYonker, Feldpausch, Meyer and VanGilder currently serve on the executive committee. Mr. VanGilder is chairman of the executive committee. The executive committee met four times during fiscal year 2000.

Audit Committee. The audit committee recommends to the board the employment of independent accountants; consults with the internal auditor, if any, and independent accountants regarding the adequacy of Spartan Stores' internal financial controls; reviews the compensation, terms of engagement and independence of independent accountants; reviews the results of audits by independent accountants; reviews the appointment and replacement of the internal auditor; and reviews Spartan Stores' annual financial statements and any disputes between management and the independent accountants. Messrs. Carton, Feldpausch, Prevo and VanGilder currently serve on the audit committee. Mr. VanGilder is chairman of the audit committee. The audit committee met four times during fiscal year 2000.

Compensation Committee. The compensation committee administers the stock option, bonus and purchase plans of Spartan Stores; reviews the salaries, bonuses, stock options and other benefits of executive officers; authorizes the issuance of stock pursuant to the stock plans of Spartan Stores; and reviews policies regarding and the operation of Spartan Stores' executive compensation programs. Messrs. Buick and Hill currently serve on the compensation committee. Mr. Buick is chairman of the compensation committee. The compensation committee met four times during fiscal year 2000.

Nominating Committee. The nominating committee identifies potential nominees for election as directors, reviews their qualifications and recommends to the board qualified candidates; recommends to the board the directors to be selected for membership on the various board committees; and establishes standards for membership on the board and any committee of the board. Messrs. Boyd, Prevo and VanGilder currently serve on the nominating committee. Mr. VanGilder is chairman of the nominating committee. The nominating committee met three times during fiscal year 2000.

After the merger, Spartan Stores' articles of incorporation will provide that a shareholder of record may nominate a person for election as a director at a meeting of shareholders at which directors will be elected, if, and only if, the shareholder has delivered timely notice to the Secretary of Spartan Stores setting forth:

- the name, age, business address, and residence address of each proposed nominee;
- the principal occupation or employment of each nominee;
- the number of shares of Spartan Stores stock that each nominee beneficially owns;
- a statement that the nominee is willing to be nominated; and
- any other information concerning each nominee as would be required under the rules of the SEC in a proxy statement soliciting proxies for the election of such nominees.

To be timely, a shareholder's notice must be delivered to or mailed and received at Spartan Stores' principal executive offices (1) at least 120 days prior to the date of notice of the meeting in the case of an annual meeting of shareholders, or (2) not more than seven days following the date of notice in the case of a special meeting of shareholders. Any nomination that does not comply with these procedures will be void.

Principal Shareholders

The following table sets forth information regarding the beneficial ownership of Spartan Stores Class A common stock before the merger and of Spartan Stores common stock after the merger of the following persons: (1) each of the directors and nominees for director of Spartan Stores, including the two persons designated by Seaway to be appointed to the Spartan Stores board of directors following the merger, (2) each of the named executive officers of Spartan Stores, (3) all current directors and executive officers of Spartan Stores as a group, and (4) any persons known to be the beneficial owner of more than five percent of the outstanding Class A common stock. As of _________, 2000, D&W Food Centers, Inc., Parker T. Feldpausch and Russell H. VanGilder, Jr. are the only persons known to Spartan Stores to be the beneficial owners of more than five percent of the outstanding Class A common stock.

The share amounts in the "Before the Merger" columns are as of _________, 2000 and are based on a total of 9,919,040 shares of Spartan Stores Class A common stock outstanding on that date.

The amounts in the "After the Merger" columns are calculated for the time immediately after the merger and are based on the following assumptions: (1) each person listed in the table will not sell or dispose of any of his or her shares of Spartan Stores Class A common stock, or acquire any additional shares, between ___________, 2000 and the date on which the merger is completed; (2) the number of shares of Spartan Stores Class A common stock outstanding immediately before the merger and the Spartan Stores stock dividend will remain 9,919,040; (3) a total of 3,333,334 shares of Spartan Stores common stock will be issued to Spartan Stores' current shareholders in connection with the Spartan Stores stock dividend and (4) a total of 6,712,755 shares of Spartan Stores common stock will be issued to the current shareholders of Seaway in the merger. Based on these assumptions, a total of 19,965,129 shares of Spartan Stores common stock would be outstanding immediately after the merger. The 3,333,334 figure set forth above assumes that each fractional share issued in the Spartan Stores stock dividend will be rounded up to a whole share. The actual number of shares issued in the Spartan Stores stock dividend, as well as the number of shares of Spartan Stores common stock outstanding immediately after the merger, may vary.

Immediately following the merger, the only known shareholder who will own more than 5% of the outstanding shares of Spartan Stores common stock will be Wallace D. Iott, who is Chairman of the Board and a director of Seaway. Spartan Stores believes that Mr. Iott will beneficially own approximately 6.3% of the outstanding shares of Spartan Stores common stock immediately after the merger, including shares allocated to him under the Seaway Food Town, Inc. 401(k) plan and shares owned by his wife.

Name of Beneficial Owner	Before the Merger: Amount of Beneficial Ownership[1]	Before the Merger: Percent	After the Merger: Amount of Beneficial Ownership[1]	After the Merger: Percent
D&W Food Centers, Inc.	559,110	5.6%	746,971	3.7%
Parker T. Feldpausch	508,390	5.1	679,210	3.4
Russell H. VanGilder, Jr.	507,410	5.1	677,900	3.4
Martin P. Hill	330,090	3.3	441,001	2.2
Roger L. Boyd	169,310	1.7	226,199	1.1
Dan R. Prevo	101,127	1.0	135,106	*
James B. Meyer [2]	46,000	*	56,112	*
Charles B. Fosnaugh [2]	12,191	*	14,592	*
Richard C. Deming [2]	3,701	*	3,609	*
David deS. Couch [2]	6,376	*	7,183	*
Michael D. Frank [2]	5,535	*	6,059	*
James G. Buick	1,000	*	1,336	*
John S. Carton	1,000	*	1,336	*
Alex J. DeYonker	0	*	0	*
Elson S. Floyd	0	*	0	*
Elizabeth A. Nickels	0	*	0	*
All current directors, nominees and executive officers as a group [2]	1,696,443	17.0	2,255,070	11.3
Richard B. Iott (Seaway designee)	0	*	556,237[3]	2.8[3]
Joel A. Levine (Seaway designee)	0	*	525	*

* Less than one percent.

(1) Except for Messrs. Buick, Carton and Meyer, the common stock reported as beneficially owned by each current director is directly owned by a corporation that is a customer of Spartan Stores and with whom the director is affiliated. Thus, each such director indirectly owns the common stock through the corporation which he controls, either individually or with others. The common stock owned by each such corporation is included in the amount reported for the appropriate director. Mr. Meyer and the named executive officers directly own the common stock reported to be owned by them and hold the sole voting and dispositive power with respect to those shares.

(2) Includes shares subject to options held by the listed person and that were exercisable on ______, 2000 or that will become exercisable within 60 days after _______, 2000. Shares subject to such options are considered to be outstanding for purposes of this chart. The number of shares subject to such options for each person is set forth below:

Mr. Meyer	26,000
Mr. Fosnaugh	12,000
Mr. Deming	2,000
Mr. Couch	4,000
Mr. Frank	3,000
All executive officers as a group	50,000

(3) Includes 113,772 shares owned by Richard B. Iott as custodian for his minor children and 36,124 shares owned by his wife.

Executive Compensation and Other Benefits

The following table sets forth the cash and non-cash compensation earned during the fiscal years ended March 25, 2000, March 27, 1999, and March 28, 1998 by the persons who served as the Chief Executive Officer of Spartan Stores during the last completed fiscal year, and the four other most highly compensated executive officers of Spartan Stores at the end of the last completed fiscal year.

SUMMARY COMPENSATION TABLE

				Long-Term Compensation Awards	
		Annual Compensation		Number of Securities Underlying	All Other Compen-
Name and Principal Position	Year	Salary	Bonus (1)	Options (2)	sation (3)
James B. Meyer	2000	$ 451,570	$ 222,073	4,000	$ 12,164
(President and Chief	1999	371,540	220,566	4,000	8,136
Executive Officer)	1998	350,494	106,712	4,000	6,348
Charles B. Fosnaugh	2000	$ 200,980	$ 70,747	1,000	$ 11,087
(Vice President	1999	200,980	90,576	1,000	7,949
Development)	1998	195,330	52,555	2,000	5,921
Richard Deming	2000	$ 178,930	$ 66,338	1,000	$ 18,550
(Vice President	1999	95,250	79,978	-	36,000
Human Resources)	1998	N/A	N/A	N/A	N/A
David deS. Couch	2000	$ 183,365	$ 67,892	1,000	$ 9,655
(Vice President	1999	168,260	68,349	1,000	7,313
Information Technology)	1998	127,214	35,602	1,000	6,027
Michael D. Frank	2000	$ 172,595	$ 33,204	1,000	$ 2,993
(Vice President Logistics)	1999	154,405	65,717	1,000	3,036
	1998	88,920	35,847	-	3,009

---

(1) The amounts listed in this column include bonus amounts elected under the 1991 Stock Bonus Plan, as amended, plus an amount equal to 30 percent of such bonus amounts, to be received in Class A common stock. The amounts listed in this column also include cash bonuses accrued in fiscal years 1998, 1999 and 2000 for payment in the following year pursuant to the Spartan Stores' Annual Incentive Plan.

(2) All reported awards were under the 1991 Stock Option Plan, as amended. These awards have vested and are exercisable at the date of grant.

(3) The compensation listed in this column for fiscal year 2000 consists of: (a) amounts paid by Spartan for split dollar and term life insurance; (b) Spartan Stores' matching contributions under its Savings Plus Plan; and (c) amounts paid for relocation expenses in connection with acceptance of employment. The amounts included for each such factor for fiscal year 2000 are:

	(a)	(b)	(c)
Mr. Meyer	$ 1,575	$ 10,589	$ 0
Mr. Fosnaugh	2,227	8,860	0
Mr. Deming	3,782	9,548	5,220
Mr. Couch	2,044	7,611	0
Mr. Frank	2,993	0	0

Stock Options

Under the 1991 Stock Option Plan, options to purchase Class A common stock may be granted to officers of Spartan Stores. The following tables set forth information concerning stock options granted under the 1991 Stock Option Plan during the fiscal year ended March 25, 2000, to the named executive officers and the unexercised options held by them as of the end of the fiscal year.

OPTION GRANTS IN LAST FISCAL YEAR [(1)]

Individual Grants					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	Number Of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share	Expira-tion Date	5%	10%
James B. Meyer	4,000	50.0%	$ 13.30	5/20/09	$ 33,457	$ 84,787
Charles B. Fosnaugh	1,000	12.5	13.30	5/20/09	8,364	21,197
Richard C. Deming	1,000	12.5	13.30	5/20/09	8,364	21,197
David deS. Couch	1,000	12.5	13.30	5/20/09	8,364	21,197
Michael D. Frank	1,000	12.5	13.30	5/20/09	8,364	21,197

(1) The per share exercise price of each option equals the trading value of the Class A common stock effective as of June 21, 1999. All options were granted for a term of 10 years. Options terminate, subject to limited exercise provisions, in the event of death, retirement, or other termination of employment. All options are exercisable at the date of grant. The exercise price of the options may be paid in cash, by delivering shares of Class A common stock which are already owned by the option holder, or any combination thereof.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR-END OPTION VALUES

Name	Number of Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End [1]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
James B. Meyer	0	$ 0	22,000	0	$ 51,000	$ 0
Charles B. Fosnaugh	0	0	11,000	0	30,600	0
Richard C. Deming	0	0	1,000	0	0	0
David deS. Couch	0	0	3,000	0	3,000	0
Michael D. Frank	0	0	2,000	0	1,000	0

(1) Represents the difference between the exercise price of the options for the Class A common stock and the trading value of $13.30 per share at fiscal year-end.

Employment Agreements and Change in Control Arrangements

The officers of Spartan Stores are appointed annually by and serve at the pleasure of the board or the Chief Executive Officer. On August 14, 1996, the board appointed Mr. Meyer President and Chief Operating Officer of Spartan Stores, and as of that date Mr. Meyer entered into an employment agreement with Spartan Stores. As of July 1997, he became the President and Chief Executive Officer of Spartan Stores, pursuant to the terms of the employment agreement. Under the employment agreement, Mr. Meyer's annual base salary is to be and has been revised upon mutual agreement of Spartan Stores and Mr. Meyer on a year-to-year basis. Under the employment agreement, Spartan Stores provides Mr. Meyer with an automobile and certain other fringe benefits. The employment agreement may be terminated upon mutual agreement, upon Mr. Meyer's death or disability, by either party at its option upon 90 days' written notice to the other, for cause, or upon certain other events. Upon termination by Spartan Stores for any reason other than for cause or Mr. Meyer's death or disability, or upon termination by Mr. Meyer for good reason, Mr. Meyer will receive life, health, accident, and dental insurance benefits and an amount equal to his current salary for one year after the date of severance. In addition, all options held by Mr. Meyer to acquire Class A common stock will immediately vest and become exercisable for 90 days after the date of severance, all risks of forfeiture applicable to any restricted stock granted to Mr. Meyer will lapse and no longer apply, and Spartan Stores will purchase and transfer to Mr. Meyer the automobile then furnished to him.

In February 1999, each of Spartan Stores' named executive officers entered into an executive severance agreement with Spartan Stores. Under these agreements, if the executive's employment with Spartan Stores terminates during a termination period (which is defined for Mr. Meyer as the 36-month period and for the other executives as the 18-month period beginning on a change in control (as described below) of Spartan Stores), then the executive will receive payment of (1) the executive's unpaid base salary through the date of termination; (2) any earned or payable benefit awards and bonus payments pursuant to any plans; (3) the executive's target bonus under Spartan Stores' annual incentive plan pro rated for the time the executive was employed in the fiscal year of termination; (4) a bonus under Spartan Stores' long-term incentive plan payable upon termination of the executive's employment without cause; and (5) the amount of salary and estimated bonus that would have been payable to the executive had his employment continued until the end of the termination period. Each executive other than Mr. Meyer also will receive the additional amount he would have been eligible to receive under the pension plan and supplemental executive retirement plan had his employment continued until the end of the termination period. With certain exceptions, these payments will not be made if the executive's employment is terminated by Spartan Stores for cause, by the executive other than with notice and for good reason, or as a result of the executive's death, disability or retirement (a "non-qualifying termination").

The SERP establishes a target amount for payment to Mr. Meyer depending upon the date of his termination. Under Mr. Meyer's executive severance agreement, if Mr. Meyer's employment terminates at any time and for any reason after a change in control, Mr. Meyer will receive the target amount under the SERP to the extent it is not otherwise paid under the pension plan and the SERP on the date of termination (assuming the election of lump sum payment options under those plans). If Mr. Meyer's employment terminates for any reason other than a nonqualifying termination, the SERP target amount will be determined by adding the following additional years to Mr. Meyer's date of termination: four years if the termination occurs in 2000, three years if the termination occurs in 2001, two years if the termination occurs between 2001 and 2010, and one year if the termination occurs in 2010.

The executive severance agreements further provide that upon a change in control, all unvested stock options will vest and all restrictions on ownership of stock previously issued to the executive will lapse. Each agreement also provides certain "gross up" payments if the payments under the agreement cause certain excise taxes under the Internal Revenue Code to be payable by the executive. With certain exceptions, Spartan Stores also will maintain in full force and effect for the benefit of the executive and his spouse and covered dependents all employee benefit plans, programs and arrangements that the executive and his spouse and covered dependents were entitled to participate in immediately before the date of termination until the earlier of the end of the termination period or, as to any particular benefit, the date upon which the executive receives a substantially equal benefit from a new employer. The agreements also provide for certain automobile privileges and outplacement services.

The term "change in control" is defined in the agreements generally as (1) the acquisition by any person or group of 20% or more of the outstanding common stock or voting power of Spartan Stores, (2) the majority of the board being comprised of persons other than the current members of the board or their successors whose nominations were approved by at least two-thirds of the board, or (3) the approval by the shareholders of certain mergers, reorganizations, plans of dissolution or sales of substantially all of Spartan Stores' assets.

Pension Plan

Effective as of April 1, 1998, Spartan Stores' pension plan benefit formula was redesigned to utilize a cash balance approach. Under the new cash balance formula, principal credits are added annually to a participant's "account." There are two types of principal credits--basic credits and transition credits. The basic credit equals a percentage of the participant's compensation based upon a participant's years of vested service at the beginning of each calendar year in accordance with the following table:

Years of Vested Service as of January 1	Percentage of Participant's Compensation
0 – 5	4 %
6 – 10	5
11 – 15	6
16 – 20	7
21 – 25	8
26 or more	9

In addition to the basic credit, a participant may be eligible to receive a transition credit equal to a percentage of the participant's compensation based upon the participant's age on the first day of the calendar year as follows:

Participant's Age As of January 1	Percentage of Participant's Compensation
Under 35	0%
35 – 39	2
40 – 44	4
45 – 49	6
50 – 54	8
55 and over	10

Transition credits are available for the 1998 through 2007 calendar years. However, if a participant had fewer than ten years of benefit service as of December 31, 1997, the participant is eligible for transition credits only for the number of calendar years equal to the participant's complete years of benefit service as of December 31, 1997.

In addition to the principal credits, interest credits are also added annually to a participant's "account" based upon the participant's account balance as of the last day of the immediately preceding calendar year. The interest rate used for this purpose is the average of 30-year Treasury constant maturities yields over the twelve months ending in November of the prior calendar year.

Upon termination of employment, a participant will be entitled to his or her vested accrued benefit, which can be distributed either in a monthly annuity or in a lump sum. If distributed in a lump sum, the participant's benefit generally will be equal to the participant's account balance. For persons who were participants before April 1, 1998, the pension plan provides that the retirement benefit will not be less than the benefit accrued as of March 31, 1998.

Spartan Stores also maintains the SERP, which provides nonqualified deferred compensation bene-- fits to Spartan Stores' executive officers. The purpose of the SERP is to provide the executive officers with the benefits which they are otherwise denied under the pension plan due to the annual dollar limit on compensation and other limitations of the Internal Revenue Code, which are known collectively as the "statutory limits." Accordingly, each officer's benefit under the SERP is equal to the officer's benefit that would have accrued under the pension plan but for the operation of the statutory limits, minus the accrued benefit actually payable to the officer under the pension plan calculated in accordance with the statutory limits. However, Mr. Meyer's SERP benefit is expressed as a target amount which is equal to the benefit that would have accrued but for the operation of statutory limits under the pension plan's formula that was in effect before April 1, 1998, minus his actual accrued benefit under the pension plan.

Benefits under the SERP are paid from Spartan Stores' general assets. There is no separate trust which has been established to fund benefits. As of March 25, 2000, the estimated total benefits payable under the pension plan and the SERP upon retirement at normal retirement age (age 65) for Messrs. Meyer, Fosnaugh, Deming, Couch and Frank are expected to be approximately $5,390,000, $1,190,000, $200,000, $1,290,000 and $530,000, respectively.

Compensation of Directors

Each director receives a base compensation of $10,000 per year and $1,000 per day for attendance at each meeting of the board or a committee of the board. Directors also are reimbursed for travel expenses for meetings attended.

Compensation Committee Interlocks and Insider Participation

The members of the compensation committee are Messrs. Buick and Hill. Mr. Hill has an ownership interest in a retail grocery business that purchases groceries, perishables, general merchandise and other products and services from Spartan Stores on an ongoing basis. For a discussion of transactions with entities related to directors and the board's policy with respect to transactions in which a director has an interest, see "Certain Relationships And Related Transactions" below.

Certain Relationships and Related Transactions

Spartan Stores' directors (except Messrs. Buick, Carton, DeYonker and Meyer) have ownership interests in retail grocery businesses that purchase groceries, perishables, general merchandise and other products and services from Spartan Stores on an ongoing basis. To the extent that Spartan Stores engages in transactions and offers services that benefit its grocery distribution customers, the businesses in which such directors have ownership interests may benefit. Consequently, a director may have a conflict of interest between the best interests of Spartan Stores and the business or businesses in which the director has an ownership interest.

If Spartan Stores supplies groceries, perishables, general merchandise or other products or services in the ordinary course of business to a business in which a director owns an equity interest or is an officer, director, or employee or otherwise has an interest, defined as a "related entity," it is Spartan Stores' policy and practice that the sale is deemed fair to Spartan Stores, and board approval is not specifically required, if the sale is made at prices and on terms, including discounts and rebates, no less favorable than those offered generally to customers that are not affiliated with any director.

For any other transaction in which a director has an interest, including Spartan Stores leasing, purchasing or selling any property involving any loan or guarantee of an obligation by Spartan Stores in a transaction involving a related entity, it is Spartan Stores' policy and practice that the director may proceed with the transaction only if the material facts of the transaction and the director's interest in the transaction have been disclosed to the board, the board determines that it is fair to Spartan Stores, and the transaction is approved by the affirmative vote of a majority of the board who have no interest in the transaction. Each such transaction is made on terms no less favorable to Spartan Stores than those offered generally to customers that are not affiliated with any director.

Mr. DeYonker is a partner with the law firm of Warner Norcross & Judd LLP. During the past year and the current year, Spartan Stores has retained Warner Norcross & Judd LLP for certain legal services.

PROPOSAL TO AMEND THE SPARTAN STORES ARTICLES OF INCORPORATION AND BYLAWS

On April 6, 2000, the Spartan Stores board unanimously approved a proposal to amend and restate Spartan Stores' existing articles of incorporation and bylaws and directed that this proposal be submitted to the Spartan Stores shareholders for their approval.

The text of the proposed articles and bylaws are both set forth in Annex B to this prospectus and joint proxy statement and we encourage you to read them in their entirety.

Approval of the proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Spartan Stores Class A common stock entitled to vote. Proxies received will be voted for approval of the proposal unless shareholders designate otherwise.

The board has determined it to be in the best interest of Spartan Stores and its shareholders to adopt and approve the proposed articles and bylaws. The board unanimously recommends that shareholders vote "FOR" the proposal to amend and restate Spartan Stores' articles and bylaws.

Spartan Stores shareholders should not send any stock certificates with their proxy cards.

SPARTAN STORES ARTICLES OF INCORPORATION

The following summarizes the proposed amendments to Spartan Stores' articles of incorporation.

General

The proposed articles will become effective upon being filed with the Michigan Department of Commerce as soon as practical after receiving the approval of the shareholders at the meeting. The amendments to the proposed bylaws will become effective immediately upon approval by the shareholders.

Capital Stock

The proposed articles authorize 50 million shares of common stock, no par value, and 10 million shares of preferred stock. Currently, Spartan Stores is authorized to issue 20 million shares of Class A common stock and 5 million shares of Class B common stock. Upon filing of the amendment to the articles of incorporation, each share of Class A common stock will become one share of common stock, no par value.

Under the proposed articles, no share of common stock is entitled to any preferences and all shares of common stock are equal. Each holder of common stock is entitled to cast one vote for each share on all matters submitted to a vote of the shareholders.

The Spartan Stores board may authorize the issuance from time to time of Spartan Stores preferred stock. As to each series, the board may fix the designation, the dividend rate, the times when and the prices at which shares will be redeemable, the voluntary and involuntary liquidation prices, any sinking fund provisions, any conversion or exchange privileges, any restrictions, rights to dividends or other distributions and provision for the creation of indebtedness and any other rights, preferences and limitations. Such preferred stock is sometimes referred to as "blank check" preferred stock.

Consent of Shareholders

The proposed articles do not permit shareholder action without a meeting. The existing articles allow shareholder action by the written consent of the holders of the number of shares required to approve an action.

Number of Directors

The proposed articles allow the board to determine, by vote of at least 75% of the entire board, the number of directors that will make up the board. The number of directors cannot be less than three. The existing articles provide that the number of directors will be set by a majority of the directors in office.

Vacancies on the Board

The proposed articles provide that any vacancy on the board may be filled only by the majority vote of the directors in office, although less than a quorum. The existing articles allow a vacancy on the board to be filled by the shareholders, the board or the majority of all the directors remaining in office, if less than a quorum.

Nominations of Directors

The proposed articles allow the board or a shareholder to nominate a director. Shareholders nominating a director must submit certain information concerning the candidate at least 120 days before the election. See "Nominating Committee" on page ___. The existing bylaws allow the board, through the nominating committee, or a candidate with the support of the holders of 10% of the outstanding shares to nominate a director.

Personal Liability of Directors

The proposed articles provide that a director will not be personally liable to Spartan Stores or its shareholders for money damages for a breach of fiduciary duty as a director, except liability for:

- the amount of a financial benefit received by a director to which he or she is not entitled;
- intentional infliction of harm on Spartan Stores or its shareholders;
- certain unlawful dividends, distributions or loans;
- intentional criminal acts; or
- actions or omissions occurring before the date the limitation of liability provision became effective.

Indemnification

The proposed articles require Spartan Stores to indemnify to the fullest extent permitted by law any director or executive officer who was or is a party or is threatened to be made a party to any action because he or she is or was a director or executive officer or is or was serving Spartan Stores in another capacity. Spartan Stores may further indemnify any director or executive officer, and may indemnify any person who is not a director or executive officer, as authorized by any bylaw, resolution or contractual agreement authorized by the board.

Pursuant to this authority, Spartan Stores' proposed bylaws provide that Spartan Stores will indemnify directors, executive officers and other persons to the extent that an indemnified person successfully defends an action. Spartan Stores will indemnify the appropriate party against actual and reasonable expenses, including attorneys' fees, incurred in connection with the action and any action brought to enforce the mandatory indemnification provisions. Prior to a final determination of an action, Spartan Stores may reimburse an indemnified party for reasonable expenses incurred by the indemnified party, if specified procedures are followed. In addition, upon request, a court may order Spartan Stores to indemnify a director, officer, employee or agent if it determines that the person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the applicable standard of conduct set forth in the proposed bylaws was met or the indemnified party was adjudged liable to Spartan Stores or its shareholders.

Board Evaluation of Takeover Proposals

The proposed articles allow the board, in considering a takeover proposal, to consider certain factors in addition to the total price offered. The proposed articles specifically allow the board to consider:

- the fairness of the consideration to be received by Spartan Stores and its shareholders under the proposed offer, taking into account the trading price of Spartan Stores' stock immediately prior to the announcement of the proposed offer, the historical trading prices of Spartan Stores' stock, the price that might be achieved in a negotiated sale of the corporation as a whole, premiums over the trading price of their securities which have been proposed or offered to other companies in the past in connection with similar offers, and the future prospects of Spartan Stores;

- the possible social and economic impact of the proposed offer and its consummation on Spartan Stores and its employees, customers, and suppliers;

- the possible social and economic impact of the proposed offer and its consummation on the communities in which Spartan Stores and its subsidiaries operate or are located;

- the business, financial condition, and earning prospects of the offering party, including, but not limited to, debt service and other existing or likely financial obligations of the offering party;

- the competence, experience and integrity of the offering party and its management; and

- the intentions of the offering party regarding the use of the assets of Spartan Stores to finance the transaction.

Control Share Act

The proposed articles allow Spartan Stores to redeem, for fair value, any control shares acquired in a control share acquisition, if the provisions of the Michigan Control Share Act are not met. See "Control Share Act" on page ___. The Michigan Control Share Act gives a corporation this right only if the corporation adopts (either in its articles of incorporation or bylaws), before the occurrence of a control share acquisition, a provision authorizing the redemption of control shares.

Business Combinations

The proposed articles require approval of two-thirds of the outstanding shares of each class of voting stock for a business combination, unless the business combination is approved by the directors.

Amendments to Articles of Incorporation

For certain amendments to the articles of incorporation, the proposed articles require the approval of two-thirds of the outstanding shares, unless the amendment is first approved by 80% of the entire board. This provision applies to amendments involving:

- the number, classification, vacancies, nominations and removal of directors;
- indemnification of the directors and officers;
- limitation on director liability;
- board evaluation of takeover proposals; or
- the Michigan Control Share Act.

Any amendment to Spartan Stores' articles involving business combinations requires the approval of the holders of not less than two-thirds of the voting shares.

Amendments to Bylaws

The proposed articles allow the board to amend the bylaws without shareholder approval. Shareholders also may amend the bylaws by the affirmative vote of 80% of the shares entitled to vote. The existing bylaws require shareholder approval to amend the bylaws.

SPARTAN STORES BYLAWS

The following summarizes the proposed amendments to Spartan Stores' bylaws.

Annual Meeting of Shareholders

The proposed bylaws provide that the annual meeting will be held at a date and time to be determined by the board. The existing bylaws provide that the annual meeting will be held at 2:00 p.m. on the second Wednesday of June, or when determined by the board.

The proposed bylaws allow only the board of directors to call a special meeting of shareholders. The existing bylaws allow shareholders holding 25% or more of the corporation's shares to call a special meeting of shareholders.

Shareholder Proposals

The proposed bylaws require 120 days advance notice for shareholder proposals and impose certain requirements and limitations on shareholder proposals. See "Nominating Committee" on page ___ and "Shareholder Proposals" on page ___.

Conduct of Meetings

The proposed bylaws contain additional details concerning the conduct of shareholder meetings. These provisions authorize the chairman to exercise control over the meeting.

Interested Directors

The proposed bylaws provide that a transaction will not be invalid because an interested director or officer is present at or participates in a board meeting or participates in the vote authorizing the transaction, as long as certain information is disclosed and:

- the board authorizes the transaction in good faith with the majority vote of disinterested directors;
- the board authorizes the transaction in good faith by majority vote of the entire board; or
- the transaction is fair to Spartan Stores.

Executive Committee

The proposed bylaws allow the board to appoint an executive committee that may exercise the power and authority of the board in the management of the affairs of Spartan Stores, except in certain matters reserved for the entire board under Michigan law.

Indemnification

The proposed bylaws provide that Spartan Stores may indemnify employees and agents who are not directors or executive officers of the corporation. The existing bylaws provide indemnity only to directors and executive officers.

Stock Ownership by Customers

The customer stock ownership provisions included in the existing bylaws have been removed from the proposed bylaws to delete stock ownership requirements, transfer restrictions and stock redemption terms.

PROPOSAL TO CONFIRM INDEPENDENT AUDITORS

Subject to the approval of the shareholders, the board of directors has appointed the firm of Deloitte & Touche LLP as independent auditors of Spartan Stores for the current fiscal year.

Deloitte & Touche LLP has audited the financial statements of Spartan Stores and its subsidiaries for the fiscal year ended March 25, 2000. Representatives of Deloitte & Touche LLP are expected to be present at the annual meeting, will have an opportunity to make a statement if they so desire to do so and are expected to be available to respond to appropriate questions from shareholders.

The Spartan Stores board of directors recommends that the Spartan Stores shareholders vote FOR confirmation of the appointment of Deloitte & Touche LLP.

OTHER MATTERS

Legal Matters

The validity of the Spartan Stores common stock offered by this prospectus and joint proxy statement in connection with the merger will be passed upon by Warner Norcross & Judd LLP, Grand Rapids, Michigan. Alex J. DeYonker, General Counsel, Assistant Secretary and a director of Spartan Stores, is a partner of Warner Norcross & Judd LLP.

Experts

The consolidated financial statements of Seaway and its subsidiaries as of August 28, 1999 and August 29, 1998 and for each of the three years ended August 28, 1999 incorporated by reference in this prospectus and joint proxy statement from Seaway's Annual Report on Form 10-K for the year ended August 28, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon incorporated by reference herein and included in reliance upon such reports given upon the authority of Ernst & Young LLP as experts in accounting and auditing.

The consolidated financial statements and the related financial statement schedule incorporated by reference in this prospectus and joint proxy statement from Spartan Stores' Annual Report on Form 10-K for each of the three years in the period ended March 27, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which also is incorporated herein by reference, and have been so incorporated in reliance upon the report of Deloitte & Touche LLP given upon their authority as experts in accounting and auditing.

Independent Auditors

Representatives of Ernst & Young LLP will be present at the Seaway special meeting of shareholders. These representatives will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

Representatives of Deloitte & Touche LLP will be present at the Spartan Stores annual meeting of shareholders. These representatives will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

Shareholder Proposals

Spartan Stores. To be considered timely, all shareholder proposals intended to be presented at the Spartan Stores annual meeting of shareholders in the year 2001 (whether or not intended for inclusion in Spartan Stores' proxy statement and form of proxy relating to that meeting) must be received by Spartan Stores not later than ________________. Shareholder proposals intended for consideration for inclusion in Spartan Stores' proxy statement and form of proxy relating to that meeting should be made in accordance with Securities and Exchange Commission Rule 14a-8. All shareholder proposals should be addressed to the attention of the Assistant Secretary of Spartan Stores, 850 76th Street, SW, P.O. Box 8700, Grand Rapids, Michigan 49518. The Spartan Stores 2001 annual meeting of shareholders is tentatively scheduled to be held on ____________, 2001.

Seaway. Seaway will hold its 2001 annual meeting of shareholders only if the merger is not completed before the time of that meeting. As stated in Seaway's definitive proxy statement for its 2000 annual meeting of shareholders, to be considered timely, all shareholder proposals intended to be presented at the Seaway 2001 annual meeting of shareholders (whether or not intended for inclusion in Seaway's proxy statement and form of proxy relating to that meeting) must be received by Seaway not later than September 1, 2000. Shareholder proposals intended for consideration for inclusion in Seaway's proxy statement and form of proxy relating to that meeting should be made in accordance with Securities and Exchange Commission Rule 14a-8. All shareholder proposals should be addressed to the attention of the Chief Financial Officer of Seaway, 1020 Ford Street, Maumee, Ohio 43537. If the merger occurs before the 2001 annual meeting of Seaway shareholders, that meeting will not be held.

Where You Can Find More Information

Spartan Stores has filed with the SEC a registration statement under the Securities Act that registers the distribution to Seaway shareholders of the shares of Spartan Stores common stock to be issued in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Spartan Stores common stock. The rules and regulations of the SEC allow this prospectus and joint proxy statement to omit certain information included in the registration statement.

In addition, Spartan Stores and Seaway file reports, proxy statements and other information with the SEC under the Exchange Act. The public may read and copy this information at the SEC's Public Reference Room, which is located at 450 Fifth Street, NW, Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information regarding issuers, like Spartan Stores and Seaway, that file electronically with the SEC. The address of that site is http://www.sec.gov.

The SEC allows Seaway and Spartan Stores to "incorporate by reference" information into this prospectus and joint proxy statement. This means that Spartan Stores and Seaway can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus and joint proxy statement, except for any information that is superseded by information that is included directly in this document.

This prospectus and joint proxy statement also incorporates by reference the documents listed below that Spartan Stores has previously filed with the SEC. They contain important information about Spartan Stores and its financial condition.

- Spartan Stores' Annual Report on Form 10-K for the year ended March 27, 1999.

- Spartan Stores' Quarterly Reports on Form 10-Q for the periods ended June 19, 1999, September 11, 1999 and January 1, 2000.

- Spartan Stores' Current Reports on Form 8-K filed June 3, 1999, March 14, 2000 and April 7, 2000.

- All documents filed with the SEC by Spartan Stores pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and joint proxy statement and before the date of the Spartan Stores 2000 annual meeting are incorporated by reference into this prospectus and joint proxy statement, effective the date such documents are filed.

This prospectus and joint proxy statement incorporates by reference the documents listed below that Seaway has previously filed with the SEC. They contain important information about Seaway and its financial condition.

- Seaway's Annual Report on Form 10-K for the year ended August 28, 1999.

- Seaway's Quarterly Reports on Form 10-Q for the periods ended November 27, 1999 and February 26, 2000.

- Seaway's Definitive Proxy Statement for its 2000 annual meeting of shareholders held on January 13, 2000.

- Seaway's Current Report on Form 8-K filed April 13, 2000.

- All documents filed with the SEC by Seaway pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and joint proxy statement and before the date of the Seaway special meeting are incorporated by reference into this prospectus and joint proxy statement, effective the date such documents are filed.

In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

You can obtain any of the documents incorporated by reference in this document through Spartan Stores or from the SEC through the SEC's web site at the address described above. Documents incorporated by reference are available from Spartan Stores without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus and joint proxy statement. You can obtain documents incorporated by reference in this prospectus and joint proxy statement by requesting them in writing or by telephone from Spartan Stores at the following address:

Spartan Stores, Inc.
850 76th Street, SW
P.O. Box 8700
Grand Rapids, Michigan 49518
Attention: David M. Staples
(616) 878-2000

If you would like to request documents, please do so by ____________, 2000 to receive them before the shareholder meetings. If you request any incorporated documents from Spartan Stores, Spartan Stores will mail them to you by first class mail, or another equally prompt means, within two business day after Spartan Stores receives your request.

This document constitutes the prospectus of Spartan Stores and the joint proxy statement of Spartan Stores and Seaway. Seaway has supplied all information contained or incorporated by reference in this prospectus and joint proxy statement relating to Seaway and Spartan Stores has supplied all such information relating to Spartan Stores.

Neither Seaway nor Spartan Stores has authorized anyone to give any information or make any representation about the merger or about Seaway or Spartan Stores that is different from, or in addition to, that contained in this prospectus and joint proxy statement or in any of the materials that Seaway or Spartan Stores has incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

ANNEX A

AGREEMENT AND PLAN OF MERGER

AMONG

SEAWAY FOOD TOWN, INC.

SPARTAN STORES, INC.,

AND

SPARTAN ACQUISITION CORP.

Dated as of April 6, 2000

TABLE OF CONTENTS

EXHIBITS

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of April 6, 2000 (the "**Agreement**"), among SEAWAY FOOD TOWN, INC., an Ohio corporation ("**Seaway**"), SPARTAN STORES, INC., a Michigan corporation ("**Spartan**"), and SPARTAN ACQUISITION CORP., a Michigan corporation and wholly owned subsidiary of Spartan ("**MergerSub**").

RECITALS

WHEREAS, the Boards of Directors of Spartan and Seaway have each determined that it is advisable and in the best interests of the shareholders of their respective companies to consummate, and have approved and recommend, the business combination provided for in this Agreement in which Seaway would be merged (the "**Merger**") with and into MergerSub, with MergerSub being the surviving corporation (the "**Surviving Corporation**");

WHEREAS, the Boards of Directors of Spartan and Seaway have each determined that the Merger is in the best interests of their respective companies and presents an opportunity for their respective companies to achieve long-term strategic and financial benefits, and accordingly have agreed to effect the transactions provided for in this Agreement upon the terms and subject to the conditions set forth herein; and

WHEREAS, as a condition to, and concurrently with the execution of, this Agreement, certain shareholders of Seaway are executing and delivering to Spartan a voting agreement in the form attached as Exhibit A ("**Seaway Voting Agreements**"). The execution and delivery of such Seaway Voting Agreements by such persons is an inducement for Spartan to enter into this Agreement; and

WHEREAS, as a condition to, and concurrently with the execution of, this Agreement, certain shareholders of Spartan are executing and delivering to Seaway a voting agreement in the form attached as Exhibit B ("**Spartan Voting Agreements**"). The execution and delivery of such Spartan Voting Agreements by such persons is an inducement for Seaway to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties agree as follows:

ARTICLE I
THE MERGER

Section 1.1 **The Merger**. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the relevant provisions of the Ohio General Corporation Law (the "**Ohio Law**") and the Michigan Business Corporation Act (the "**Michigan Law**"), at the Effective Time (as defined in Section 1.3) Seaway shall be merged with and into MergerSub. As a result of the Merger, at the Effective Time the separate corporate existence of Seaway shall cease and MergerSub shall (i) continue as the Surviving Corporation, (ii) be governed by the laws of the State of Michigan and (iii) succeed to and assume all the rights, properties and obligations of Seaway in accordance with the Ohio Law and the Michigan Law.

Section 1.2 **Closing.** Unless this Agreement shall have been terminated and the transactions contemplated herein abandoned pursuant to Article VII, and subject to the satisfaction or waiver of the conditions set forth in Article VI, the closing of the Merger (the "**Closing**") shall take place at 10:00 a.m. on the first Business Day (as defined in Section 1.3) after satisfaction or waiver of the conditions set forth in Article VI, at the offices of Warner Norcross & Judd LLP, 900 Old Kent Building, 111 Lyon Street N.W., Grand Rapids, Michigan 49503-2487, unless another date, time or place is agreed to in writing by the parties. The date on which the Closing occurs is referred to in this Agreement as the "**Closing Date**." Upon completion of the Closing, the parties shall each execute and file such certificates of merger as are required by the Ohio Law and the Michigan Law to effect the Merger (together, the "**Certificates of Merger**").

Section 1.3 Effective Time. On the Closing Date, Spartan, Seaway and MergerSub shall cause the Merger to be consummated following the Closing by filing the Certificates of Merger in the manner required by the Michigan Law and the Ohio Law. The Merger shall become effective on the date that the Certificates of Merger are filed with the appropriate Governmental Entities (as defined in Section 3.5) in the States of Ohio and Michigan (the "**Effective Time**"). The term "**Business Day**" means any day other than a Saturday, Sunday, or other day on which The Nasdaq Stock Market is closed.

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the Ohio Law and the Michigan Law. Without limiting the generality of the foregoing, MergerSub, as the Surviving Corporation, hereby consents to be sued and served with process in the State of Ohio and irrevocably appoints the Ohio Secretary of State as its agent to accept service of process in any proceeding in Ohio to enforce against the Surviving Corporation any obligation of Seaway or to enforce the rights of any holder of Dissenting Shares (as defined in Section 2.1(a)(2)). Furthermore, MergerSub, as the Surviving Corporation, shall transact business as a foreign corporation in Ohio and hereby appoints CT Corporation System, 815 Superior Avenue, Cleveland Ohio 44114, as its statutory agent for service of process in Ohio.

Section 1.5 Articles of Incorporation and Bylaws; Officers and Directors; Principal Office.

(a) Articles of Incorporation. Upon the Effective Time, the Articles of Incorporation of MergerSub shall be the Articles of Incorporation of the Surviving Corporation, until further amended as provided therein or by applicable Law, except that the name of the Surviving Corporation shall be "Seaway Food Town, Inc."

(b) Bylaws. Upon the Effective Time, the Bylaws of MergerSub shall be the Bylaws of the Surviving Corporation, until further amended as provided therein or by applicable Law.

(c) Directors. The directors of MergerSub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(d) Officers. The officers of MergerSub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(e) Principal Office. The principal office of Surviving Corporation shall be located at 850 76th Street, S.W., Grand Rapids, Michigan 49518.

Section 1.6 Additional Actions. At any time after the Effective Time, the Surviving Corporation may determine that further assignments or assurances or any other acts are necessary or desirable to vest, perfect, or confirm, of record or otherwise, in the Surviving Corporation its rights, title, or interest in, to, or under any of the rights, properties, or assets of Seaway acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger, or to otherwise carry out the purposes of this Agreement. Seaway hereby grants to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, Contracts (as defined in Section 8.2), documents, assignments, and assurances and to do all acts necessary, proper, or convenient to accomplish this purpose. This irrevocable power of attorney shall only be operative following the Effective Time. The proper officers and directors of the Surviving Corporation shall be fully authorized in the name of Seaway to take any and all such action contemplated by this Agreement.

Section 1.7 Structure of Merger. At any time prior to the Effective Time, Spartan may, and Seaway shall cooperate with Spartan to, change the method of effecting the combination with Seaway (including, without limitation, the provisions of this Article and Article II) if and to the extent Spartan deems such change to be necessary, appropriate or advisable; *provided, however,* that no such change shall (i) alter or change the amount or kind of consideration to be issued to holders of Seaway's or Spartan's capital stock as contemplated in this Agreement, (ii) adversely affect the anticipated tax treatment of the Merger on the holders of Seaway Common

Stock (as defined in Section 2.1(a)(1)) or Spartan Common Stock (as defined in Section 2.1(a)(1) or (iii) impede or delay consummation of the transactions contemplated by this Agreement.

ARTICLE II
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; SURRENDER OF CERTIFICATES

Section 2.1 Effect on Capital Stock of the Constituent Corporations.

(a) General. As of the Effective Time, by virtue of the Merger and without any action on the part of Seaway, Spartan, MergerSub or the holders of any capital stock of Seaway, Spartan or MergerSub:

(1) Conversion of Seaway Common Stock. Subject to Section 2.1(a)(3) below, after giving effect to the Spartan Stock Dividend (as defined in Section 5.19), each share of Seaway's Common Stock, without par value ("**Seaway Common Stock**"), issued and outstanding immediately prior to the Effective Time, other than Dissenting Shares (as defined in Section 2.1(c)) or any shares owned by Spartan or any of its Subsidiaries (as defined in Section 8.2) or held as treasury shares, shall automatically be converted into the right to receive (i) one fully paid and nonassessable share of new Spartan Common Stock, no par value (the "**Spartan Common Stock**"), and (ii) $5.00 in cash, all upon surrender in accordance with Section 2.2 of certificates theretofore representing shares of Seaway Common Stock. The shares of Spartan Common Stock payable pursuant to clause (i) above are referred to as the "**Stock Consideration**" and the cash payable pursuant to clause (ii) above is referred to as the "**Cash Consideration**." The Stock Consideration and the Cash Consideration are collectively referred to herein as the "**Merger Consideration**."

(2) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Seaway Common Stock issued and outstanding (excluding shares held as treasury shares) immediately prior to the Effective Time held by a holder who has perfected or preserved the right to demand payment for and an appraisal of such shares in accordance with Sections 1701.84 through 1701.85 of the Ohio Law (or any successor provision) ("**Dissenting Shares**") shall not be converted into the Merger Consideration as provided in Section 2.1(a)(1) unless such holder fails to perfect or otherwise withdraws, forfeits or loses such holder's right to such payment or appraisal, if any. If, after the Effective Time, such holder fails to perfect or withdraws, forfeits or loses any such right to appraisal, each share of such holder shall be treated as a share that had been converted into the Merger Consideration at the Effective Time as provided in Section 2.1(a)(1) and the amount of any dividend as provided in Section 2.2(g). Seaway shall give prompt notice to Spartan of any demands received by Seaway for appraisal of shares of Seaway Common Stock, and Spartan shall have the right to participate in and, at Spartan's reasonable discretion, to direct all communications, negotiations and proceedings with respect to such demands. Seaway shall not, except with the prior written consent of Spartan, make any payment with respect to, or settle or offer to settle, any such demands.

(3) Pro Rata Adjustment. The amount of the Merger Consideration is predicated on there being 6,712,755 shares of Seaway Common Stock issued and outstanding immediately prior to the Effective Time (assuming full conversion of any securities or other rights that are convertible into shares of Seaway Common Stock). If the number of shares of Seaway Common Stock issued and outstanding (assuming full conversion of any securities that are convertible into shares of Seaway Common Stock) immediately prior to the Effective Time is greater than or less than 6,712,755, then (i) the Cash Consideration payable with respect to each share of Seaway Common Stock shall be appropriately increased or reduced, as applicable, such that the aggregate Cash Consideration for all shares of Seaway Common Stock shall not exceed $33,563,775 and (ii) the number of shares included in the Spartan Stock Dividend shall be appropriately increased or decreased, as applicable. In the event that the number of issued and outstanding shares of Spartan Common Stock is greater than 9,919,040 shares (other than as a result of issuances of shares permitted under and made in accordance with the provisions of Section 5.3 hereof) or is less than 9,919,040 shares, then the Stock Dividend shall be increased or decreased, as appropriate, by such number of shares of Spartan Common Stock as may be necessary to provide that Seaway shareholders shall receive shares of Spartan Common Stock equal to 33.5% of the shares of Spartan Common Stock to be outstanding subsequent to the Merger (excluding for purposes of this calculation, all shares of Spartan Common Stock issued pursuant to, and in accordance with, the provisions of Section 5.3 hereof).

(4) **MergerSub Common Stock**. Each share of MergerSub's Common Stock, no par value ("**MergerSub Common Stock**"), issued and outstanding immediately prior to the Merger shall remain one (1) share of Common Stock of the Surviving Corporation. Before the Merger, Spartan shall own all of the issued and outstanding shares of MergerSub Common Stock, and after the Merger Spartan shall own all of the issued and outstanding Common Stock of the Surviving Corporation.

(b) **Adoption of Spartan Charter Amendments**. Prior to the Effective Time, Spartan shall cause to be adopted Amended and Restated Articles of Incorporation and Bylaws in the forms attached as Exhibit C hereto (the "**Spartan Charter Amendments**") and providing for, among other things, the authorization of a single class of Common Stock and the reclassification of each share of Spartan's Class A Common Stock, $2 par value per share ("**Spartan Class A Common Stock**"), issued and outstanding prior to the Effective Time into one share of new Spartan Common Stock.

Section 2.2 **Surrender of Old Seaway Certificates**. After the Effective Time, certificates representing Seaway Common Stock ("**Old Seaway Certificates**") shall be exchangeable by the holders thereof for the Merger Consideration to which such holders shall be entitled in the following manner:

(a) **Appointment of Exchange Agent**. Subject to the terms and conditions of this Agreement, at or prior to the Effective Time, Spartan shall appoint an exchange agent that is reasonably acceptable to Seaway (the "**Exchange Agent**") to effect the exchange of Seaway Common Stock for the Cash Consideration and the Stock Consideration in accordance with the provisions of this Article II. At or prior to the Effective Time, Spartan shall deposit, or cause to be deposited, with the Exchange Agent (i) cash in an aggregate amount equal to the product of (x) the number of shares of Seaway Common Stock outstanding multiplied by (y) the Cash Consideration per share, (ii) certificates representing the shares of Spartan Common Stock to be issued in the Merger, and (iii) the amount of any dividends or distributions in accordance with Section 2.2(g) hereof (the "**Exchange Fund**").

(b) **Exchange Procedures**. As soon as reasonably practicable after the Effective Time, Spartan shall instruct the Exchange Agent to mail to each record holder of a certificate or certificates which immediately prior to the Effective Time represented shares of Seaway Common Stock: (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such certificates shall pass, only upon delivery to the Exchange Agent and shall be in such form and have such other provisions as Spartan shall reasonably specify) and (ii) instructions for use in effecting the surrender of certificates which immediately prior to the Effective Time represented Seaway Shares for cash representing the Cash Consideration, and certificates for shares of Spartan Common Stock representing the Stock Consideration. Commencing immediately after the Effective Time, upon the surrender to the Exchange Agent of such certificate or certificates, together with a duly executed and completed letter of transmittal and all other documents and other materials required by the Exchange Agent to be delivered in connection therewith, the holder thereof shall promptly receive (i) the amount of cash to which such holder is entitled pursuant to Section 2.1 (net of any applicable tax withholdings), and (ii) a certificate or certificates representing the number of whole shares of Spartan Common Stock into which the shares of Seaway Common Stock which immediately prior to the Effective Time were represented by the certificate or certificates so surrendered shall have been converted in accordance with the provisions of Section 2.1. Unless and until any certificate or certificates which immediately prior to the Effective Time represented shares of Seaway Common Stock are so surrendered, no dividend or other distribution, if any, payable to the holders of record of shares of Spartan Common Stock as of any date subsequent to the Effective Time shall be paid to the holder of such certificate or certificates in respect thereof. Except as otherwise provided herein, upon the surrender of any certificate or certificates which immediately prior to the Effective Time represented shares of Seaway Common Stock, the record holder of the certificate or certificates representing shares of Spartan Common Stock issued in exchange therefor shall be entitled to receive (i) at the time of surrender, the amount of any dividends or other distributions (net of any applicable tax withholdings) having a record date after the Effective Time and a payment date prior to the surrender date, payable in respect of such shares of Spartan Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions (net of any applicable tax withholdings) having a record date after the Effective Time and a payment date subsequent to the date of such surrender, payable in respect of such shares of Spartan Common Stock. No interest shall be payable in respect of the payment of dividends or distributions pursuant to the immediately preceding sentence**.**

(c) **Stock Transfers**. After the Effective Time, there shall be no transfers on Seaway's stock transfer books of the shares of Seaway Common Stock that were issued and outstanding prior to the Effective Time. If, after the Effective Time, Old Seaway Certificates are properly presented for transfer, then they shall be canceled and exchanged for the Merger Consideration as provided in this Agreement. After the Effective Time, ownership of such shares as are represented by any Old Seaway Certificates may be transferred only on the stock transfer records of Spartan.

(d) **Exchange Agent's Discretion**. The Exchange Agent shall have discretion to determine and apply reasonable rules and procedures relating to the exchange (or lack thereof) of Old Seaway Certificates, the registration of the shares of Spartan Common Stock into which shares of Seaway Common Stock are converted in the Merger and the delivery of the Cash Consideration.

(e) **Termination of Exchange Fund**. Any portion of the Exchange Fund which remains undistributed one year after the Effective Time shall be delivered to Spartan upon demand, and each holder of shares of Seaway Common Stock who had not theretofore surrendered a certificate or certificates which immediately prior to the Effective Time represented shares of Seaway Common Stock in accordance with the provisions of this Article II shall thereafter look only to Spartan for satisfaction of such holder's claims for cash representing the Cash Consideration, shares of Spartan Common Stock representing the Stock Consideration, and any dividends or distributions payable in accordance with Section 2.2(g). Notwithstanding the foregoing, none of Spartan, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Seaway Common Stock for any amount properly delivered to a Governmental Entity pursuant to applicable abandoned property, escheat or similar laws.

(f) **Dividends**. Spartan and Seaway shall coordinate with each other the declaration of, and the setting of record dates and payment dates for, dividends in respect of their respective common stock so that, in respect of any fiscal quarter, holders thereof (i) do not receive dividends in respect of both (x) shares of Seaway Common Stock and (y) shares of Spartan Common Stock received pursuant to the Merger or (ii) fail to receive a dividend in respect of both (x) shares of Seaway Common Stock and (y) the shares of Spartan Common Stock received pursuant to the Merger.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SEAWAY

Seaway represents and warrants to Spartan and MergerSub as follows:

Section 3.1 **Organization**. Seaway and each of its Subsidiaries is a corporation duly organized, validly existing and in good standing under the Laws (as defined in Section 8.2) of the jurisdiction of its incorporation and has all requisite corporate power and authority to carry on its business as now being conducted. Seaway and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, have a Seaway Material Adverse Effect (as defined in Section 8.2) or prevent or delay the consummation of the Merger. Seaway has delivered to Spartan complete and correct copies of its Articles of Incorporation and Code of Regulations and the Articles of

Incorporation and Code of Regulations (or similar organizational or charter documents) of each of its Subsidiaries, in each case as amended to the date of this Agreement.

Section 3.2 **Subsidiaries**. Item 3.2 of the letter delivered by Seaway to Spartan and MergerSub, which letter relates to this Agreement and is designated therein as the "Seaway Letter" (the "**Seaway Letter**"), lists each Subsidiary of Seaway existing as of the date of this Agreement. Except as set forth in Item 3.2 of the Seaway Letter, all of the issued and outstanding shares of capital stock of each Subsidiary of Seaway are owned, of record and beneficially, by Seaway, by another Subsidiary of Seaway or by Seaway and another Subsidiary of Seaway, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, "**Liens**"), and are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except as set forth in Item 3.2 of the Seaway Letter and except for the capital stock of its Subsidiaries, Seaway does not own, directly or indirectly, any capital stock or other ownership interest in any corporation, partnership, joint venture or other entity, other than immaterial amounts of stock in other corporations.

Section 3.3 **Capital Structure**. The authorized capital stock of Seaway consists of 24,000,000 shares of Seaway Common Stock and 300,000 shares of Serial Preferred Stock, without par value ("**Seaway Preferred Stock**"). At the close of business on April 5, 2000, (i) 6,712,755 shares of Seaway Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable and free of preemptive rights, (ii) no shares of Seaway Common Stock were held as treasury shares, and (iii) no shares of Seaway Preferred Stock were issued and outstanding or reserved for issuance. Except as provided above or as set forth in Item 3.3 of the Seaway Letter, no shares of capital stock or other equity securities, or securities convertible into capital stock or other equity securities, of Seaway are issued, reserved for issuance or outstanding. There are no options, warrants, calls, rights or Contracts to which Seaway or any of its Subsidiaries is a party or by which any of them is bound obligating Seaway or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Seaway or any Subsidiary or obligating Seaway or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right or Contract. There are no outstanding Contracts or other obligations of Seaway or any of its Subsidiaries to (x) repurchase, redeem or otherwise acquire any shares of capital stock of Seaway or any of its Subsidiaries or (y) except as set forth in Item 3.3 of the Seaway Letter or as contemplated by the Seaway Voting Agreements, vote or dispose of any shares of capital stock of any of Seaway's Subsidiaries. Neither Seaway nor any of its Subsidiaries have issued or are subject to any bonds, debentures, notes or other indebtedness conferring upon the holders thereof or any other person any voting rights, nor are there outstanding any bonds, debentures, notes or other indebtedness convertible into securities having such voting rights.

Section 3.4 **Authority**. The Board of Directors of Seaway has: determined that this Agreement and the transactions contemplated herein are advisable and in the best interests of Seaway and its shareholders; approved this Agreement and the transactions contemplated herein in accordance with applicable Law; and adopted resolutions recommending that Seaway's shareholders adopt this Agreement. Seaway has all requisite corporate power and authority to enter into this Agreement and, subject to the adoption by the holders of the requisite number of outstanding shares of Seaway Common Stock, as determined under the Ohio Law, as of the record date for the Seaway Shareholders Meeting (as defined in Section 5.5) of this Agreement and the transactions contemplated hereby ("**Seaway Shareholder Approval**"), to consummate the transactions contemplated herein. The execution, delivery and performance of this Agreement by Seaway and the consummation by Seaway of the transactions contemplated herein have been duly authorized by all necessary corporate action on the part of Seaway, subject, in the case of this Agreement, to Seaway Shareholder Approval. This Agreement has been duly executed and delivered by Seaway and, assuming the valid authorization, execution and delivery of this Agreement by Spartan, constitutes the valid and binding obligation of Seaway enforceable against Seaway in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization, and other Laws of general applicability relating to or affecting creditors' rights and to general principles of equity.

Section 3.5 **Consent and Approvals; No Violations**. Except as set forth in Item 3.5 of the Seaway Letter, the execution and delivery of this Agreement does not, and the consummation by Seaway of the transactions contemplated herein and compliance with the provisions hereof will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss or material modification of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Seaway or any of its Subsidiaries under, any provision of (i) the Articles of

Incorporation or Code of Regulations of Seaway, (ii) the Articles of Incorporation, Code of Regulations or other organizational or charter documents of any of its Subsidiaries, (iii) any Contract to which Seaway or any of its Subsidiaries is a party, by which Seaway or any of its Subsidiaries is bound or to which any of the properties, assets or business of Seaway or any of its Subsidiaries are subject or (iv) subject to obtaining the registrations, authorizations, consents or approvals described in the next sentence of this Section 3.5, any Law applicable to Seaway or any of its Subsidiaries or any of their respective properties or assets except, in the cases of clauses (iii) and (iv) above, as would not, individually or in the aggregate, reasonably be expected to have a Seaway Material Adverse Effect. No filing or registration with, or authorization, consent or approval of, any domestic (federal, state and local), foreign or supranational court, commission, governmental body, regulatory agency, authority or tribunal (each a "**Governmental Entity**") or any other person is required by or with respect to Seaway or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Seaway or is necessary for the consummation of the Merger and the other transactions contemplated herein, except for (w) the filing of a pre-merger notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (together with the rules and regulations promulgated thereunder, the "**HSR Act**"), (x) the filing with the Securities and Exchange Commission (the "**SEC**") of (1) the Registration Statement and the Joint Proxy Statement/Prospectus (as such terms are defined in Section 5.6) and (2) such reports under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "**Exchange Act**"), as may be required in connection with this Agreement and the transactions contemplated herein, (y) applicable filing requirements, if any, under state securities Laws and the rules of The Nasdaq Stock Market, as may be required in connection with this Agreement and the transactions contemplated herein, and (z) the filing of the Certificates of Merger with the appropriate Governmental Entities.

Section 3.6 Seaway SEC Documents and Other Reports. Seaway has timely filed all required reports, schedules, forms, statements and other documents with the SEC since August 31, 1996 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated therein by reference, the "**Seaway SEC Documents**"). As of their respective dates, all Seaway SEC Documents complied, and in the case of Seaway SEC Documents filed after the date of this Agreement will comply, in all material respects with the requirements of the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the "**Securities Act**"), or the Exchange Act, as the case may be, and as of their respective dates none of the Seaway SEC Documents (including any and all financial statements included therein) contained, or in the case of Seaway SEC Documents filed after the date of this Agreement will contain, any untrue statement of a material fact or omitted (or will omit) to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of Seaway included in the Seaway SEC Documents (including, in each case, any notes thereto) comply, and in the case of Seaway SEC Documents filed after the date of this Agreement will comply, as of their respective dates as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been (or will be) prepared in accordance with generally accepted accounting principles (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present the consolidated financial position of Seaway and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to the lack of footnotes and normal year-end audit adjustments, none of which, individually or in the aggregate, is material). The unaudited consolidated balance sheet of Seaway as of November 27, 1999 and the unaudited consolidated statements of operations and cash flows of Seaway for the period ended November 27, 1999, which have been provided by Seaway to Spartan, were prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except that footnotes are absent) and fairly present in accordance with generally accepted accounting principles the consolidated financial position of Seaway and its consolidated Subsidiaries as at the date thereof and the consolidated results of their operations and their consolidated cash flows for the periods then ended (subject to normal year-end audit adjustments which are not material).

Section 3.7 No Undisclosed Liabilities. Neither Seaway nor any of its Subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) the existence of which would, individually or in the aggregate, reasonably be expected to have a Seaway Material Adverse Effect except (i) liabilities described in the Seaway SEC Documents filed with the SEC prior to the date hereof or reflected on Seaway's consolidated balance sheet (and related notes thereto) as of November 27, 1999 included in such Seaway SEC Documents, (ii) liabilities incurred since November 27, 1999 in ordinary course of business consistent with past practice that would not, individually or in the aggregate, reasonably be expected to have a Seaway Material Adverse Effect or (iii) liabilities permitted to be incurred pursuant to Section 5.2 of this Agreement.

Section 3.8 Absence of Certain Changes or Events. Except as disclosed in Item 3.8 of the Seaway Letter or in any Seaway SEC Documents filed with the SEC prior to the date of this Agreement, since November 27, 1999 (i) Seaway and its Subsidiaries have not incurred any liability or obligation (direct, indirect or contingent), or entered into or modified any oral or written Contract or entered into any other transaction, that is not in the ordinary course of business or that has had or could, individually or in the aggregate, reasonably be expected to result in a Seaway Material Adverse Effect, except for any such changes or effects resulting from or permitted under this Agreement, the transactions contemplated hereby or the announcement thereof; (ii) Seaway and its Subsidiaries have not sustained any loss or interference with their business or properties from fire, flood, windstorm, accident or other calamity (whether or not covered by insurance) that has had or that could, individually or in the aggregate, reasonably be expected to result in a Seaway Material Adverse Effect; and (iii) there have been no events, individually or in the aggregate, causing a Seaway Material Adverse Effect nor any development that could, individually or in the aggregate, reasonably be expected to result in a Seaway Material Adverse Effect. Except as disclosed in the Seaway SEC Documents filed with the SEC prior to the date of this Agreement or set forth in Item 3.8 of the Seaway Letter, since November 27, 1999 neither Seaway nor any of its Subsidiaries has taken any action that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.2 of this Agreement.

Section 3.9 Information Supplied. None of the information supplied or to be supplied by Seaway specifically for inclusion or incorporation by reference in (i) the Registration Statement (as defined in Section 5.6) or (ii) the Joint Proxy Statement/Prospectus (as defined in Section 5.6) will, in the case of the Registration Statement, at the time the Registration Statement is filed with the SEC, at the time it becomes effective and at the Effective Time, and in the case of the Joint Proxy Statement/Prospectus, at the time the Proxy Statement is first mailed to the shareholders of Seaway or Spartan, at the time of the Seaway or Spartan Shareholders Meetings and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 3.10 No Existing Violation, Default, Etc.

(a) Except as disclosed in Item 3.10 of the Seaway Letter, neither Seaway nor any of its Subsidiaries is in violation of (i) its Articles of Incorporation, Code of Regulations or other organizational or charter documents, (ii) any applicable Law, or (iii) any Contract applicable to Seaway or any of its Subsidiaries other than, in the case of clauses (ii) or (iii) above, for violations that would not, individually or in the aggregate, have a Seaway Material Adverse Effect or prevent or delay the consummation of the Merger.

(b) Except as set forth in Item 3.10 of the Seaway Letter, no event of default or event that, but for the giving of notice or the lapse of time or both, would constitute an event of default, exists or, upon the consummation by Seaway of the transactions contemplated herein, will exist under any Contract to which Seaway or any of its Subsidiaries is a party, by which Seaway or any of its Subsidiaries is bound or to which any of the properties, assets or business of Seaway or any of its Subsidiaries are subject, except for those defaults which would not reasonably be likely, either individually or in the aggregate, to have a Seaway Material Adverse Effect. Item 3.10 of the Seaway Letter sets forth a list, and Seaway has delivered to Spartan complete and correct copies of, all real estate (or store) leases and all written, and a written summary of all oral, Contracts to which Seaway or any of its Subsidiaries is a party, by which Seaway or any of its Subsidiaries is bound or to which any of the properties, assets or business of Seaway or any of its Subsidiaries are subject, which (i) are material to the operation of the business of Seaway and its Subsidiaries considered as a whole, (ii) were required to be filed as exhibits to any Seaway SEC Document, (iii) involve payments to or by Seaway or any of its Subsidiaries in excess of $100,000 in any calendar year, other than contracts for the purchase or sale of inventory in the ordinary course of business consistent with past practice (except that all vendor contracts having a duration of one year or longer shall be disclosed pursuant to this Section 3.10(b)); (iv) limit the freedom of Seaway or any Subsidiary to compete or otherwise conduct business with any person or in any geographical area, (v) include any agreement by Seaway or any of its Subsidiaries to guarantee the debts or other obligations of any other person, or (vi) include any agreement by Seaway or any of its Subsidiaries to indemnify or hold harmless any other person, other than such agreements to indemnify or hold harmless that could not reasonably be expected to result in liability exceeding $100,000 (collectively, the "**Material Seaway Contracts**"). Except as set forth in Item 3.10 of the Seaway Letter, all Material Seaway Contracts are valid and in full force and effect in accordance with their terms, and Seaway or a Subsidiary, as the case may be, and to the knowledge of Seaway, each other party thereto, has duly performed all obligations thereunder in all material respects.

Section 3.11 Licenses and Permits. Except as set forth in Item 3.11 of the Seaway Letter, Seaway and its Subsidiaries have such certificates, permits, licenses, franchises, consents, approvals, orders, authorizations and clearances (including without limitations all health and safety and environmental permits or authorizations) from appropriate Governmental Entities (collectively, the "**Seaway Licenses**") as are necessary to own, lease or operate their properties and to conduct their businesses in the manner described in the Seaway SEC Documents, in compliance with Worker Safety Laws (as defined in Section 3.16) and Environmental Laws (as defined in Section 3.16) and as currently owned or leased and conducted, and all such Seaway Licenses are valid and in full force and effect, except, in each case, as would not reasonably be expected, individually or in the aggregate, to have a Seaway Material Adverse Effect. Except as set forth in Item 3.11 of the Seaway Letter, Seaway and its Subsidiaries are in full compliance with their respective obligations under all Seaway Licenses, with such exceptions as would not, individually or in the aggregate, have a Seaway Material Adverse Effect or prevent or delay the consummation of the Merger, and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination of any Seaway Licenses.

Section 3.12 Absence of Proceedings. Except as set forth in the Seaway SEC Documents filed prior to the date of this Agreement or as disclosed in Item 3.12 of the Seaway Letter, (i) as of the date of this Agreement there are no Proceedings pending or, to the knowledge of Seaway, threatened by any person against or involving Seaway or any of its Subsidiaries, the properties, assets or business of Seaway or any of its Subsidiaries, any of the current or former officers, employees, consultants, agents or shareholders, as such, of Seaway or any of its Subsidiaries, any person that Seaway or any such Subsidiary has agreed to indemnify, or any Seaway Plan (as defined in Section 3.19), any of which has or may result in a Seaway Material Adverse Effect, impose injunctive remedies on or with respect to a material portion of the assets or business of Seaway and its Subsidiaries, considered as a whole (or the Surviving Corporation immediately after the Merger), or impose equitable remedies which would reasonably be expected to result in a Seaway Material Adverse Effect; (ii) as of the date of this Agreement, there are no Proceedings pending, or to the knowledge of Seaway threatened, against Seaway with respect to this Agreement or the Seaway Voting Agreements; and (iii) there are no outstanding orders, judgments, injunctions, awards or decrees of any Governmental Entity against or involving Seaway or any of its Subsidiaries, the properties, assets or business of Seaway or any of its Subsidiaries, any of the current or former officers, employees, consultants, agents or shareholders, as such, of Seaway or any of its Subsidiaries, any person that Seaway or any such Subsidiary has agreed to indemnify, or any Seaway Plan, except such orders, judgments, injunctions, awards or decrees the violation of which would not, individually or in the aggregate, have a Seaway Material Adverse Effect. Item 3.12 of the Seaway Letter contains a complete list and summary of all Proceedings that were settled or otherwise concluded in the three years prior to the date of this Agreement that, if currently pending or threatened, would be required to be disclosed in Item 3.12 of the Seaway Letter pursuant to the first sentence of this Section 3.12, and a complete list and summary of all pending Proceedings which could reasonably be expected to result in liability to Seaway, any of its Subsidiaries or the Surviving Corporation in excess of $100,000.

Section 3.13 Termination, Severance and Employment Agreements. Item 3.13 of the Seaway Letter contains a complete and correct list and a copy (or written description) of each of the following as it relates to the businesses conducted by Seaway and its Subsidiaries: (i) any Contract, plan or arrangement (whether written or oral) with any director or employee that is not terminable without liability or obligation (either individually or collectively) on 60 days or less notice; (ii) any Contract, plan or arrangement (whether written or oral) with any director or employee that provides any term of employment or other compensation guarantee or extending severance or other benefits after termination of employment not comparable to benefits generally available to employees of

Seaway and its Subsidiaries; (iii) any Contract, plan or arrangement (whether written or oral) with any director or employee under which that person may receive payments that may be subject to tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "**Code**"), or included in the determination of that person's "parachute payment" under Section 280G of the Code; and (iv) any Contract, plan or arrangement (whether written or oral), including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, with or affecting any director or employee, under which any of the benefits will be increased, or the vesting of the benefits will be accelerated, by the occurrence of any of the transactions contemplated herein, or the value of any of the benefits will be calculated on the basis of any of the transactions contemplated herein. Except as set forth in Item 3.13 of the Seaway Letter, since August 29, 1998, neither Seaway nor any of its Subsidiaries has entered into or amended in any respect any Contract, plan or arrangement described in this Section 3.13. Item 3.13 of the Seaway Letter contains a true, correct and complete list of any severance plans or policies of Seaway (true, correct and complete copies of which Seaway has previously delivered to Spartan), including a list of each employee (including without limitation all directors and officers) who is subject to such plans or policies and a description of the amount of severance payments or benefits that such employee would receive upon termination of his or her employment as a result of the transactions contemplated by this Agreement. Seaway has taken all steps necessary to ensure that the Seaway Food Town, Inc. Separation Allowance Plan, Company Policy No. S-9-a, adopted September 14, 1999 (the "**Seaway Severance Plan**"), will not apply to any employees or other persons hired by Seaway or any of its Subsidiaries on or after the date of this Agreement.

Section 3.14 Title to Properties. Except for inventory sold, used or otherwise disposed of in the ordinary course of business, Seaway and each of its Subsidiaries have good, sufficient, and marketable title to all of their properties and assets, whether real, personal, or a combination thereof, reflected in their books and records as being owned (including those reflected in the financial statements included in the Seaway SEC Documents, except as since disposed of in the ordinary course of business), free and clear of all Liens, imperfections of title, easements and restrictions, except:

(a) Reflected on Balance Sheet. Liens reflected on financial statements included in the most recent Seaway SEC Document;

(b) Taxes. Liens for current Taxes not yet due;

(c) Immaterial Imperfections. Such imperfections of title, easements, restrictions and encumbrances, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use, of the properties subject thereto or affected thereby;

(d) Public Easements; Etc. Such public easements, public rights of way and interests of Governmental Entities of record, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use, of the properties subject thereto or affected thereby; and

(e) Seaway Letter. As disclosed in Item 3.14 of the Seaway Letter.

Section 3.15 Condition of Assets; Year 2000. All of the buildings, equipment and other material tangible assets owned or used by Seaway or any of its Subsidiaries have been well maintained and are in good and serviceable operating condition (reasonable wear and tear excepted), with such exceptions as would not, individually or in the aggregate, reasonably be expected to have a Seaway Material Adverse Effect. Except as disclosed in Item 3.15 of the Seaway Letter, to the knowledge of Seaway, no building owned or used by Seaway or any of its Subsidiaries contains asbestos. All software, hardware and other computer systems operated by Seaway or any of its Subsidiaries ("**Year 2000 Assets**") are Year 2000 Compliant. "**Year 2000 Compliant**" means capable of providing uninterrupted millennium functionality to record, store, process and present calendar dates falling on and after January 1, 2000 and date dependent data in substantially the same manner and with the same functionality as such software recorded, stores, processed and presented such calendar dates and date-dependent data prior to January 1, 2000, except as would not have a Seaway Material Adverse Effect. To Seaway's knowledge, all of Seaway's significant suppliers, customer and other persons with whom Seaway does business are Year 2000 Compliant.

Section 3.16 Environmental Matters.

(a) Compliance with Environmental and Worker Safety Laws. Except as disclosed in Item 3.16 of the Seaway Letter, the businesses, properties, assets and operations of Seaway and its Subsidiaries are and have been during all applicable limitation periods in full compliance with all applicable federal, state, local and foreign Laws relating to public and worker health and safety (collectively, "**Worker Safety Laws**") or relating to the protection and clean-up of the environment and activities or conditions related thereto, including those relating to the generation, handling, treatment, storage, disposal, transportation or release of solid and hazardous wastes or other regulated hazardous substances or materials of any nature (collectively, "**Environmental Laws**"), except for any noncompliance that, individually or in the aggregate, would not reasonably be expected to have a Seaway Material Adverse Effect.

(b) Investigations and Proceedings. Except as set forth in Item 3.16 of the Seaway Letter, (i) to the knowledge of Seaway, neither Seaway nor any of its Subsidiaries is the subject of any federal, state, local or foreign investigation relating to Environmental or Worker Safety Laws, and (ii) neither Seaway nor any of its Subsidiaries has received any written or oral notice or claim (or is aware of any facts that would form a reasonable basis for any notice or claim) from any person (including any Governmental Entity), or entered into any negotiations or agreements with any person (including any Governmental Entity) with respect to any Environmental or Worker Safety Laws. To the knowledge of Seaway, there are no facts or conditions associated with the properties or operations of the businesses of Seaway and its Subsidiaries giving rise to or relating to any liability or remedial action or potential liability or remedial action, under any Worker Safety Laws or Environmental Laws. There are no pending, reasonably anticipated or, to the knowledge of Seaway, threatened Proceedings against or affecting Seaway, any of its Subsidiaries or any of their properties, assets or operations seeking to impose any liability or remedial action in connection with any Worker Safety Laws or Environmental Laws which, if determined adversely, individually or in the aggregate, would have a Seaway Material Adverse Effect.

(c) Hazardous Substances. Except as disclosed in Item 3.16 of the Seaway Letter, each property owned or leased by Seaway or any of its Subsidiaries is not contaminated by any hazardous substances or material, including any petroleum product, in excess of any applicable standard established by a relevant Governmental Entity, except as for such contamination as would not reasonably be expected to have a Seaway Material Adverse Effect.

Section 3.17 Tax Matters. Except as disclosed in Item 3.17 of the Seaway Letter, (i) Seaway and each of its Subsidiaries have timely and properly filed, and will through the Effective Time timely and properly file, all Tax Returns required to have been filed and have paid, and will through the Effective Time pay, all Taxes shown to be due on such Tax Returns other than Taxes which are not yet (or then) due or which, if due, are not delinquent, or are being contested in good faith through appropriate proceedings and for which adequate reserves have been established; (ii) all Tax Returns filed by Seaway and each Subsidiary are true, complete and accurate, in all material respects, and disclose all Taxes required to be paid by Seaway and each Subsidiary for the periods covered thereby; (iii) neither Seaway nor any Subsidiary has waived any statute of limitations in respect of Taxes of Seaway or such Subsidiary; (iv) the Tax Returns referred to in clause (i) relating to federal income Taxes have been examined by the Internal Revenue Service or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired; (v) there are no Tax claims, audits or Proceedings pending, or to Seaway's knowledge, threatened in connection with the properties, businesses, income, expense, net worth or corporate status of Seaway or any Subsidiary of Seaway nor is Seaway aware of any issues that have been raised by the relevant taxing authority in connection with any pending examination of the Tax Returns referred to in clause (i); (vi) no taxing authority has proposed any adjustments to Taxes against Seaway or any Subsidiary; (vii) all deficiencies asserted or assessments made as a result of any examination of the Tax Returns referred to in clause (i) by a taxing authority have been paid in full except those being contested in good faith through appropriate proceedings (for which adequate reserves have been established) and which are disclosed in Item 3.17 of the Seaway Letter; (viii) there are no Liens for Taxes upon any properties or assets of Seaway or any Subsidiary except Liens relating to current Taxes not yet due; and (ix) all Taxes which Seaway or any Subsidiary are required by Law to withhold or collect for payment have been duly withheld and collected, and have been paid or will timely be paid and have been accrued, reserved against and entered on the books of Seaway. Seaway has delivered to Spartan true, accurate and complete copies of all Tax Returns filed by it or any of its Subsidiaries with any federal, state, local or foreign Governmental Entity during the four years preceding the date of this Agreement and Item 3.17 of the Seaway Letter contains a complete list of all of such Tax Returns (together with the applicable statute of limitations with respect to each such Tax Return). Item 3.17 describes any adjustments made to any of such Tax Returns as a result of any audit or investigation by any Governmental Entity. The charges, accruals and reserves with respect to the Taxes on the books of Seaway and its Subsidiaries are adequate (determined, to the extent applicable, in accordance with generally accepted accounting principles) and are at least equal to Seaway's and its Subsidiaries' liability for Taxes. To Seaway's knowledge, no penalties or other charges are or will become due with respect to the late filing of any Tax Return required to be filed on or before the Effective Time. Neither Seaway nor any of its Subsidiaries is liable for Taxes attributable to any other person, whether by reason of being a member of an affiliated group, being a party to a Tax sharing agreement, as a transferee or successor, or otherwise.

For purposes of this Agreement (i) "**Tax**" (and, with correlative meaning, "**Taxes**" and "**Taxable**") means any federal, state, local or foreign income (net or gross), gross receipts, property, sales, use, goods and services, license, excise, franchise, employment, payroll, wage, withholding, alternative or added minimum, ad valorem, value added, transfer or excise tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, imposed or assessed by any Governmental Entity, but does not include any Tax resulting from the consummation of the Merger, and (ii) "**Tax Return**" means any return, report or similar statement required to be filed with respect to any Tax (including any attached schedule), including any information return, claim for refund, amended return or declaration of estimated Tax.

Section 3.18 Labor Matters. Except as set forth in Item 3.18 of the Seaway Letter, (i) neither Seaway nor any of its Subsidiaries is a party to, or bound by, any written collective bargaining Contract or other written understanding with a labor union or labor organization; (ii) to the knowledge of Seaway, neither Seaway nor any of its Subsidiaries is a party to, or bound by, any oral Contract or understanding with a labor union or labor organization; (iii) neither Seaway nor any of its Subsidiaries is the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it to bargain with any labor union or organization as to wages or conditions of employment; and (iv) there is no strike, work stoppage or other labor dispute involving it or any of its Subsidiaries pending or, to Seaway's knowledge, threatened.

Section 3.19 ERISA.

(a) Item 3.19 of the Seaway Letter contains a correct and complete list and copy of each Seaway Plan and each Seaway Multiemployer Plan, if any. Each Seaway Plan complies in all material respects with the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"), and the Code and all other applicable Laws, and (i) no "reportable event" (within the meaning of Section 4043 of ERISA) has occurred with respect to any Seaway Plan, (ii) neither Seaway nor any of its ERISA Affiliates has withdrawn, completely or partially, from any Seaway Multiemployer Plan or instituted, or is currently considering taking, any action to do so, and there is no currently pending, or to Seaway's knowledge threatened, investigation or claim that Seaway has withdrawn, partially or completely, from any Seaway Multiemployer Plan and (iii) no action has been taken, or is currently being considered to terminate any Seaway Plan subject to Title IV of ERISA. No Seaway Plan or any trust created thereunder has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA), whether or not waived. There are no Proceedings pending or, to the knowledge of Seaway, threatened (other than routine claims for benefits) with respect to any Seaway Plan. Neither Seaway nor any of its ERISA Affiliates has incurred or reasonably expects to incur any liability under or pursuant to Title IV of ERISA which would, individually or in the aggregate, have a Seaway Material Adverse Effect. No prohibited transactions described in Section 406 of ERISA or Section 4975 of the Code have occurred. All Seaway Plans that are intended to be qualified under Section 401(a) of the Code have been determined by the Internal Revenue Service to be so qualified, and Seaway is not aware of any reason why any Seaway Plan is not so qualified in operation. Neither Seaway nor any of its ERISA Affiliates has been notified by any Seaway Multiemployer Plan that such Seaway Multiemployer Plan is currently in reorganization or insolvency under and within the meaning of Section 4241 or 4245 of ERISA or that such Seaway Multiemployer Plan intends to terminate or has been terminated under Section 4041A of ERISA. There currently is no Proceeding pending, or to Seaway's knowledge threatened, before or by the Internal Revenue Service or the U.S. Department of Labor with respect to any of the Seaway Plans. With respect to each Seaway Plan that is a single employer qualified retirement plan, all applicable nondiscrimination tests in connection with such Seaway Plan have been conducted and satisfied for the past three Plan years, including, but not limited to, the ADP (actual deferral percentage) test, the ACP (actual contribution percentage) test and the limit on annual additions imposed to Section 415 of the Code. Seaway has timely made all required contributions to each Seaway Multiemployer Plan for the past three Plan years. All applicable nondiscrimination requirements of the Code have been satisfied for the past three Plan years for each Seaway Plan that is a welfare or fringe benefit plan. For each Seaway Plan that is a welfare plan, Seaway has complied with the COBRA continuation coverage requirements of ERISA and the Code in all material respects during the current Plan year and the past three Plan years.

(b) As used herein, (i) "**Seaway Plan**" means a "pension plan" (as defined in Section 3(2) of ERISA (other than a Seaway Multiemployer Plan)), a "welfare plan" (as defined in Section 3(l) of ERISA) or a "fringe benefit plan" (as defined in Section 6039D of the Code) established or maintained by Seaway or any of its ERISA Affiliates or as to which Seaway or any of its ERISA Affiliates has contributed or otherwise may have any liability; (ii) "**Seaway Multiemployer Plan**" means a "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA) to which Seaway or any of its ERISA Affiliates is or has been obligated to contribute or otherwise may have any liability; and (iii) "**ERISA Affiliate**" means (A) any corporation which at any time on or before the Effective Time is or was a member of the same controlled group of corporations (within the meaning of Section 414(b) of the Code) as Seaway, (B) any partnership, trade or business (whether or not incorporated) which at any time on or before the Effective Time is or was under common control (within meaning of Section 414(c) of the Code) with Seaway and (C) any entity which at any time on or before the Effective Time is or was a member of the same affiliated service group (within the meaning of Section 414(m) of the Code) as either Seaway, any corporation described in clause (A) of this clause (iii) or any partnership, trade or business described in clause (B) of this clause (iii).

(c) Except as set forth in Item 3.19 of the Seaway Letter, no Seaway Plan (i) provides health, life insurance or other welfare benefits to former employees (or their dependents or beneficiaries) after retirement or termination of employment except as required by Section 601 et seq. of ERISA and (ii) no Seaway Plan provides additional benefits or contains other provisions that would become effective upon or as a result of the consummation of any of the transactions contemplated in this Agreement.

Section 3.20 Seaway-Related Persons. For purposes of this Agreement, the term "**Seaway-Related Person**" means any director, executive officer or key employee of Seaway or any of its Subsidiaries, their spouses and children, any person who is a member of the same household as such persons, and any corporation, limited liability company, partnership, proprietorship, trust, or other entity of which any such persons, alone or together, have control.

(a) Control of Material Assets. Except as disclosed in the Seaway SEC Documents filed prior to the date of this Agreement, other than in a capacity as a shareholder, director, or executive officer of Seaway or any of its Subsidiaries, no Seaway-Related Person owns or controls any material assets or properties that are used in the business of Seaway or any of its Subsidiaries.

(b) Contractual Relationships. Except as disclosed in the Seaway SEC Documents filed prior to the date of this Agreement or as set forth in Item 3.20 of the Seaway Letter, no Seaway-Related Person has any contractual relationship with Seaway or any of its Subsidiaries.

(c) Loan Relationships. Except as disclosed in the Seaway SEC Documents filed prior to the date of this Agreement, no Seaway-Related Person has any outstanding loan or loan commitment from Seaway or any of its Subsidiaries in a principal amount of $10,000 or more.

Section 3.21 Seaway Intellectual Property. All material patents, patent applications, registered and unregistered copyrights, trade names, registered and unregistered trademarks and trademark applications, trade secrets, formulas, customer lists, domain names, web sites and web addresses and other proprietary information of Seaway or any of its Subsidiaries (collectively, "**Seaway Intellectual Property**") are owned by or licensed to Seaway or any of its Subsidiaries, free and clear of all Liens, except for such Liens the existence of which would not reasonably be expected to have a Seaway Material Adverse Effect. All Seaway Intellectual Property consisting of patents, patent applications, trademarks and trademark applications are identified in Item 3.21 of the Seaway Letter and, except as set forth therein, have been duly registered and filed in and issued by the United States Patent Office or the corresponding offices of other countries wherein use of such patent or trademark is made, and have been properly maintained and renewed in accordance with all applicable Laws in the United Stated and each such country. Except as set forth in Item 3.21 of the Seaway Letter, use of Seaway Intellectual Property by Seaway and its Subsidiaries does not, and use by the Surviving Corporation or its Subsidiaries at and following the Effective Time (subject to the filing of renewal notices in the ordinary course following the Effective Time) will not, require the consent of any other person and the same are freely transferable (except as otherwise provided by law), except for such consents that the failure to obtain would not reasonably be expected to have a Seaway Material Adverse Effect. Except as set forth in Item 3.21 of the Seaway Letter, (i) no other person has an interest in or right or license to use, or the right to license any other person to use, any Seaway Intellectual Property, (ii) there are no claims or demands of any other person pertaining thereto and no Proceeding has been instituted, is pending or, to the knowledge of Seaway, threatened which challenges Seaway's or any of its Subsidiaries' rights in respect thereof which, if resolved adversely to Seaway, would materially impair the use or value of such Seaway Intellectual Property before or after Effective Time or would, individually or in the aggregate, have a Seaway Material Adverse Effect and (iii) to Seaway's knowledge, no Seaway Intellectual Property is being infringed by another person or is subject to any outstanding order, decree, ruling, charge, injunction, judgment or stipulation.

Section 3.22 Insurance Policies. Item 3.22 of the Seaway Letter contains a correct and complete list of all insurance policies of Seaway and its Subsidiaries, each of which is in full force and effect and will remain in full force and effect through the Effective Time. All premiums with respect to the insurance policies listed on Item 3.22 of the Seaway Letter which were or are due and payable prior to the Effective Time have timely been paid or will timely be paid prior to the Effective Time, and no written notice of cancellation or termination has been received by Seaway or any Subsidiary with respect to any such policy, nor is Seaway aware of any facts which would form a reasonable basis for any such cancellation or termination. To Seaway's knowledge, there are no pending claims against any such insurance by Seaway or any Subsidiary as to which the applicable insurer has denied coverage. Seaway and each of its Subsidiaries have given adequate and timely notice to each insurance carrier, and have complied with all policy provisions, with respect to any known or potential claim for which a defense or indemnification may be available to Seaway or any of its Subsidiaries. To Seaway's knowledge, neither Seaway nor any Subsidiary has been refused any insurance with respect to its properties, assets or business during the past five years.

Section 3.23 Opinion of Seaway Financial Advisor. Seaway has received the opinion of Donaldson, Lufkin and Jenrette Securities Corporation (the "**Seaway Financial Advisor**"), dated the date hereof, to the effect that, as of such date, the Merger Consideration to be received by the holders of Seaway Common Stock pursuant to this Agreement is fair, from a financial point of view, to Seaway and its shareholders. Seaway will provide Spartan with a copy of such written opinion promptly upon its receipt by Seaway.

Section 3.24 State Takeover Statutes; Charter Provisions. Seaway has taken all actions necessary so that the provisions of Sections 1701.831, 1701.832 and 1704.01 through 1704.07 of the Ohio Law do not and will not apply to Seaway and the transactions contemplated herein. No state takeover Law (including without limitation any "control share," "moratorium" or "fair price" Laws) of Ohio or any other state or jurisdiction (a "**Takeover Law**") applies to Seaway or any of its Subsidiaries with respect to this Agreement, to the Merger or the other transactions contemplated herein. No provision of Seaway's Articles of Incorporation or Code of Regulations, or any Contract to which Seaway or any of its Subsidiaries is a party, by which Seaway or any of its Subsidiaries is bound or to which any of the properties, assets or business of Seaway or any of its Subsidiaries are subject imposes any "supermajority" vote requirement with respect to the Merger or the other transactions contemplated herein. Neither Seaway nor any of its Subsidiaries (nor any of their properties, assets or business) is a party to or bound by any Contract or plan, such as a "poison pill" or shareholder rights plan, that issues or grants to any person, including any current Seaway shareholder, any capital stock or other securities of Seaway or any additional or different voting rights with respect to the capital stock of Seaway as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby. The affirmative vote of the holders of a majority of the shares of Seaway Common Stock entitled to vote with respect of the Merger is the only vote of the holders of any class or series of Seaway's capital stock necessary to adopt and approve the Merger, this Agreement and the transactions contemplated hereby.

Section 3.25 **Brokers**. No broker, investment banker, financial advisor or other person, other than the Seaway Financial Advisor (the fees and expenses of which will be paid by Seaway and are reflected in a written agreement, a copy of which has been delivered to Spartan), is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated herein based upon arrangements made by or on behalf of Seaway.

Section 3.26 **Seaway Affiliates**. Item 3.26 of the Seaway Letter identifies all persons whom Seaway reasonably believes may be deemed to be Seaway Affiliates (as defined in Section 5.10) as of the date of this Agreement.

Section 3.27 **Stock Transfers**. Seaway has reviewed its stock transfer records since December 31, 1998 and has requested information and received responses from its directors and executive officers concerning known stock transfers since that date. Based upon that investigation, to Seaway's knowledge no director or officer of Seaway or any of its Subsidiaries, no person related to any such director or officer by blood or marriage and residing in the same household, and no person knowingly provided material nonpublic information by any one or more of these persons, has purchased or sold, or caused to be purchased or sold, any shares of Seaway Common Stock during any period when Seaway was in possession of material nonpublic information or in violation of any applicable provisions of the Exchange Act.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES
OF SPARTAN AND MERGERSUB

Spartan and MergerSub represent and warrant to Seaway as follows:

Section 4.1 **Organization**. Each of Spartan and MergerSub is a corporation duly organized, validly existing and in good standing under the Laws of Michigan and has all requisite corporate power and authority to carry on its business as now being conducted. Spartan and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, have a Spartan Material Adverse Effect (as defined in Section 8.2) or prevent or delay the consummation of the Merger. Spartan has delivered to Seaway complete and correct copies of the Articles of Incorporation and Bylaws or both of Spartan and MergerSub, in each case as amended to the date of this Agreement.

Section 4.2 **Subsidiaries**. Item 4.2 of the letter delivered by Spartan to Seaway, which letter relates to this Agreement and is designated therein as the "Spartan Letter" (the "**Spartan Letter**"), lists each Subsidiary of Spartan existing as of the date of this Agreement. Except as set forth in Item 4.2 of the Spartan Letter, all of the issued and outstanding shares of capital stock of each Subsidiary of Spartan are owned, of record and beneficially, by Spartan, by another Subsidiary of Spartan or by Spartan and another Subsidiary of Spartan, free and clear of all Liens and are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except as set forth in Item 4.2 of the Spartan Letter and except for the capital stock of its Subsidiaries, Spartan does not own, directly or indirectly, any capital stock or other ownership interest in any corporation, partnership, joint venture or other entity.

Section 4.3 **Capital Structure**.

(a) **Spartan**. The authorized capital stock of Spartan consists of 20,000,000 shares of Spartan Class A Common Stock and 5,000,000 shares of Spartan Class B Common Stock. At the close of business on April 5, 2000, (i) 9,919,040 shares of Spartan Class A Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable and free of preemptive rights, (ii) no shares of Spartan Class A Common Stock were held as treasury shares, (iii) 39,000 shares of Spartan Class A Common Stock were reserved for issuance, all of which relate to options or rights to purchase or receive stock ("**Spartan Stock Options**") issued under the Spartan Stock Plans (as defined below), and (iv) no shares of Spartan Class B Common Stock were issued and outstanding or reserved for issuance. Except as provided above, no shares of capital stock or other equity securities, or securities convertible into capital stock or other equity securities, of Spartan are issued, reserved for issuance or outstanding. Except for stock options or rights to purchase or receive stock covering not in excess of 139,000 shares of Spartan Class A Common Stock offered under: (x) The Spartan Stores, Inc. Long-Term Incentive Plan, The Spartan Stores, Inc. Stock Option Plan, The Spartan Stores, Inc. Stock Bonus Plan and The Spartan Stores, Inc. Employee Stock Purchase Plan (the "**Spartan Stock Plans**"), and (y) Spartan's policies relating to, or Contracts with, any of its or its Subsidiaries' customers for the purchase of Spartan Class A Common Stock, there are no options, warrants, calls, rights or Contracts to which Spartan or any of its Subsidiaries is a party or by which any of them is bound obligating Spartan or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Spartan or any Subsidiary or obligating Spartan or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right or agreement. Except as set forth in Item 4.3 of Spartan Letter, as of the date of this Agreement there are no outstanding Contracts or other obligations of Spartan or any of its Subsidiaries to (x) repurchase, redeem or otherwise acquire any shares of capital stock of Spartan or any of its Subsidiaries or (y) vote or to dispose of any shares of capital stock of any of Spartan's Subsidiaries. Neither Spartan nor any of its Subsidiaries have issued or are subject to any bonds, debentures, notes or other indebtedness conferring upon the holders thereof or any other person any voting rights, nor are there outstanding any bonds, debentures, notes or other indebtedness convertible into securities having such voting rights.

(b) **MergerSub**. The authorized capital stock of MergerSub consists of 60,000 shares of MergerSub Common Stock. At the close of business on April 5, 2000, (i) 1,000 shares of MergerSub Common Stock were issued and outstanding, all of which were owned by Spartan, validly issued, fully paid and nonassessable and free of preemptive rights, (ii) no shares of MergerSub Common Stock were held as treasury shares, and (iii) no shares of MergerSub Common Stock were reserved for issuance. Except as provided above, no shares of capital stock or other equity securities, or securities convertible into capital stock or other equity securities, of MergerSub are issued, reserved for issuance or outstanding.

(c) **Authorization of Shares.** All shares of Spartan Common Stock to be issued to the holders of Seaway Common Stock as the Stock Consideration under this Agreement will be, when issued, validly issued, fully paid and nonassessable.

Section 4.4 **Authority**. The Board of Directors of each of Spartan and MergerSub has: determined that this Agreement and the transactions contemplated herein are advisable and in the best interests of such corporation and its shareholders; approved and adopted this Agreement and the transactions contemplated herein in accordance with applicable Law; and adopted resolutions recommending that its shareholders approve (i) in the case of Spartan, the Spartan Charter Amendments and (ii) in the case of MergerSub, this Agreement and the transactions contemplated thereby. Each of Spartan and MergerSub has all requisite corporate power and authority to enter into this Agreement and, subject to approval of the holders of a majority of the outstanding Spartan Class A Common Stock present and voting, in person or by proxy, at the Spartan Shareholders Meeting (as defined in Section 5.5) of the Spartan Charter Amendments ("**Spartan Shareholder Approval**"), to consummate the transactions contemplated herein. The execution, delivery and performance of this Agreement by Spartan and MergerSub and the consummation by Spartan and MergerSub of the transactions contemplated herein have been duly authorized by all necessary corporate action on the part of Spartan and MergerSub, subject to Spartan Shareholder Approval. This Agreement has been duly executed and delivered by each of Spartan and MergerSub and assuming the valid authorization, execution and delivery of this Agreement by Seaway constitutes the valid and binding obligation of each of Spartan and MergerSub enforceable against them in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization, and other Laws of general applicability relating to or affecting creditors' rights and to general principles of equity.

Section 4.5 Consent and Approvals; No Violations. Except as set forth in Item 4.5 of the Spartan Letter, the execution and delivery of this Agreement do not, and the consummation by Spartan and MergerSub of the transactions contemplated herein and compliance with the provisions hereof will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Spartan or any of its Subsidiaries under, any provision of (i) the Articles of Incorporation or Bylaws of Spartan, (ii) the Articles of Incorporation, Bylaws or other organizational or charter documents of any of its Subsidiaries, (iii) any Contract to which Spartan or any of its Subsidiaries is a party, by which Spartan or any of its Subsidiaries is bound or to which any of the properties, assets or business of Spartan or any of its Subsidiaries are subject or (iv) subject to obtaining the registrations, authorizations, consents or approvals described in the next sentence of this Section 4.5, any Law applicable to Spartan or any of its Subsidiaries or any of their respective properties or assets, except, in the cases of clauses (iii) and (iv) above, as would not, individually or in the aggregate, reasonably be expected to have a Spartan Material Adverse Effect. No filing or registration with, or authorization, consent or approval of, any Governmental Entity or any other person is required by or with respect to Spartan or MergerSub in connection with the execution and delivery of this Agreement by Spartan and MergerSub or is necessary for the consummation by Spartan and MergerSub of the Merger and the other transactions contemplated herein, except for (w) the filing of a pre-merger notification and report form under the HSR Act, (x) the filing with the SEC of (1) the Registration Statement and the Joint Proxy Statement/Prospectus and (2) such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated herein, (y) applicable filing requirements, if any, under state securities Laws, as may be required in connection with this Agreement and the transactions contemplated herein, and (z) the filing of the Spartan Charter Amendments and the filing of the Certificates of Merger with the appropriate Governmental Entities.

Section 4.6 Spartan SEC Documents and Other Reports. Spartan has timely filed all required reports, schedules, forms, statements and other documents with the SEC since March 30, 1996 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated therein by reference, the "**Spartan SEC Documents**"). As of their respective dates, the Spartan SEC Documents complied, and in the case of Spartan SEC Documents filed after the date of this Agreement will comply, in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and as of their respective dates none of the Spartan SEC Documents (including any and all financial statements included therein) contained, or in the case of Spartan SEC Documents filed after the date of this Agreement will contain, any untrue statement of a material fact or omitted (or will omit) to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of Spartan included in the Spartan SEC Documents (including, in each case, any notes thereto) comply, and in the case of Spartan SEC Documents filed after the date of this Agreement will comply, as of their respective dates as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been (or will be) prepared in accordance with generally accepted accounting principles (except, in the case of the unaudited consolidated quarterly statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present the consolidated financial position of Spartan and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to the lack of footnotes and normal year-end audit adjustments, none of which, individually or in the aggregate, is material). The unaudited consolidated balance sheet of Spartan as of January 1, 2000 and the unaudited consolidated statements of operations and cash flows of Spartan for the period ended January 1, 2000, which have been provided by Spartan to Seaway, were prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except that footnotes are absent) and fairly present in accordance with generally accepted accounting principles the consolidated financial position of Spartan and its consolidated Subsidiaries as at the date thereof and the consolidated results of their operations and their consolidated cash flows for the periods then ended (subject to normal year-end audit adjustments which are not material).

Section 4.7 No Undisclosed Liabilities. Neither Spartan nor any of its Subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) the existence of which would, individually or in the aggregate, reasonably be expected to have a Spartan Material Adverse Effect except (i) liabilities described in the Spartan SEC Documents filed with the SEC prior to the date hereof or reflected on Spartan's consolidated balance sheet (and related notes thereto) as of January 1, 2000 included in such Spartan SEC Documents, (ii) liabilities incurred since January 1, 2000 in ordinary course of business consistent with past practice that would not, individually or in the aggregate, reasonably be expected to have a Spartan Material Adverse Effect or (iii) liabilities permitted to be incurred pursuant to Section 5.3 of this Agreement.

Section 4.8 **No Existing Violation, Default, Etc**. Except as disclosed in Item 4.8 of the Spartan Letter, neither Spartan nor any of its Subsidiaries is in violation of (i) its Articles of Incorporation, Bylaws or other organizational or charter documents, (ii) any applicable Law, or (iii) any Contract applicable to Spartan or any of its Subsidiaries other than, in the case of clauses (ii) or (iii) above, for violations that would not, individually or in the aggregate, have a Spartan Material Adverse Effect or prevent or delay the consummation of the Merger.

Section 4.9 **Absence of Certain Changes or Events**. Except as disclosed in Item 4.9 of the Spartan Letter or in any Spartan SEC Documents filed prior to the date of this Agreement, since January 1, 2000 (i) Spartan and its Subsidiaries have not incurred any material liability or obligation (direct, indirect or contingent), or entered into or modified any material oral or written Contract or entered into any other material transaction, that has had or could, individually or in the aggregate, reasonably be expected to result in a Spartan Material Adverse Effect, except for any such changes or effects resulting from or permitted under this Agreement, the transactions contemplated hereby or the announcement thereof; (ii) Spartan and its Subsidiaries have not sustained any loss or interference with their business or properties from fire, flood, windstorm, accident or other calamity (whether or not covered by insurance) that has had or that could, individually or in the aggregate, reasonably be expected to result in a Spartan Material Adverse Effect; and (iii) there have been no events, individually or in the aggregate, causing a Spartan Material Adverse Effect nor any development that could, individually or in the aggregate, reasonably be expected to result in a Spartan Material Adverse Effect. Except as disclosed in the Spartan SEC Documents filed with the SEC prior to the date of this Agreement or set forth in Item 4.9 of the Spartan Letter, since January 1, 2000 neither Spartan nor any of its Subsidiaries has taken any action that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.3 of this Agreement.

Section 4.10 **Information Supplied**. The Registration Statement, at the time it becomes effective and at the Effective Time, and the Joint Proxy Statement/Prospectus, at the time it is first mailed to shareholders of Seaway or Spartan, at the time of the Seaway and Spartan Shareholders Meetings and at the Effective Time, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; *provided, however,* that no representation or warranty is made by Spartan or MergerSub with respect to statements made therein based upon information supplied by Seaway for inclusion in the Registration Statement or the Joint Proxy Statement/Prospectus, as the case may be.

Section 4.11 **Absence of Proceedings**. Except as set forth in the Spartan SEC Documents filed prior to the date of this Agreement or as disclosed in Item 4.11 of the Spartan Letter, (i) as of the date of this Agreement there are no Proceedings pending or, to the knowledge of Spartan, threatened by any person against or involving Spartan or any of its Subsidiaries, the properties, assets or business of Spartan or any of its Subsidiaries, any of the current or former officers, employees, consultants, agents or shareholders, as such, of Spartan or any of its Subsidiaries, or any person that Spartan or any such Subsidiary has agreed to indemnify, any of which has or may result in a Spartan Material Adverse Effect, impose injunctive remedies on or with respect to a material portion of the assets or business of Spartan and its Subsidiaries, considered as a whole, or impose equitable remedies which would reasonably be expected to result in a Spartan Material Adverse Effect; (ii) as of the date of this Agreement, there are no Proceedings pending, or to the knowledge of Spartan threatened, against Spartan with respect to this Agreement or the Spartan Voting Agreements; and (iii) there are no outstanding orders, judgments, injunctions, awards or decrees of any Governmental Entity against or involving Spartan or any of its Subsidiaries, the properties, assets or business of Spartan or any of its Subsidiaries, any of the current or former officers, employees, consultants, agents or shareholders, as such, of Spartan or any of its Subsidiaries, or any person that Spartan or any such Subsidiary has agreed to indemnify, or any Spartan Plan.

Section 4.12 **Title to Properties**. Except for inventory sold, used or otherwise disposed of in the ordinary course of business, Spartan and each of its Subsidiaries have good, sufficient, and marketable title to all of their properties and assets, whether real, personal, or a combination thereof, reflected in their books and records as being owned (including those reflected in the financial statements included in the Spartan SEC Documents, except as since disposed of in the ordinary course of business), free and clear of all Liens, imperfections of title, easements and restrictions, except:

(a) **Reflected on Balance Sheet.** Liens reflected on financial statements included in the most recent Spartan SEC Document;

(b) **Taxes**. Liens for current Taxes not yet due;

(c) **Immaterial Imperfections**. Such imperfections of title, easements, restrictions and encumbrances, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use, of the properties subject thereto or affected thereby;

(d) **Public Easements; Etc**. Such public easements, public rights of way and interests of Governmental Entities of record, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use, of the properties subject thereto or affected thereby; and

(e) **Spartan Letter.** As disclosed in Item 4.12 of the Spartan Letter.

Section 4.13 **Environmental Matters**.

(a) **Compliance with Environmental and Worker Safety Laws.** Except as disclosed in Item 4.13 of the Spartan Letter, the businesses, properties, assets and operations of Spartan and its Subsidiaries are and have been during all applicable limitation periods in full compliance with all applicable Worker Safety Laws and Environmental Laws, except for any noncompliance that, individually or in the aggregate, would not reasonably be expected to have a Spartan Material Adverse Effect.

(b) **Investigations and Proceedings.** Except as set forth in Item 4.13 of the Spartan Letter, (i) to the knowledge of Spartan, neither Spartan nor any of its Subsidiaries is the subject of any federal, state, local or foreign investigation relating to Environmental or Worker Safety Laws, and (ii) neither Spartan nor any of its Subsidiaries has received any written or oral notice or claim (or is aware of any facts that would form a reasonable basis for any notice or claim) from any person (including any Governmental Entity), or entered into any negotiations or agreements with any person (including any Governmental Entity) with respect to any Environmental or Worker Safety Laws. Except as set forth in Item 4.13 of the Spartan Letter, to the knowledge of Spartan, there are no facts or conditions associated with the properties or operations of the businesses of Spartan and its Subsidiaries giving rise to or relating to any liability or remedial action or potential liability or remedial action, under any Worker Safety Laws or Environmental Laws. There are no pending, reasonably anticipated or, to the knowledge of Spartan, threatened Proceedings against or affecting Spartan, any of its Subsidiaries or any of their properties, assets or operations seeking to impose any liability or remedial action in connection with any Worker Safety Laws or Environmental Laws which, if determined adversely, individually or in the aggregate, would have a Spartan Material Adverse Effect.

(c) **Hazardous Substances.** Except as disclosed in Item 4.13 of the Spartan Letter, each property owned or leased by Spartan or any of its Subsidiaries is not contaminated by any hazardous substances or material, including any petroleum product, in excess of any applicable standard established by a relevant Governmental Entity, except as for such contamination as would not reasonably be expected to have a Spartan Material Adverse Effect.

Section 4.14 Tax Matters. Except as disclosed in Item 4.14 of the Spartan Letter, (i) Spartan and each of its Subsidiaries have timely and properly filed, and will through the Effective Time timely and properly file, all Tax Returns required to have been filed and have paid, and will through the Effective Time pay, all Taxes shown to be due on such Tax Returns other than Taxes which are not yet (or then) due or which, if due, are not delinquent, or are being contested in good faith through appropriate proceedings and for which adequate reserves have been established; (ii) all Tax Returns filed by Spartan and each Subsidiary are true, complete and accurate, in all material respects, and disclose all Taxes required to be paid by Spartan and each Subsidiary for the periods covered thereby; (iii) neither Spartan nor any Subsidiary has waived any statute of limitations in respect of Taxes of Spartan or such Subsidiary; (iv) the Tax Returns referred to in clause (i) relating to federal income Taxes have been examined by the Internal Revenue Service or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired; (v) there are no Tax claims, audits or Proceedings pending, or to Spartan’s knowledge, threatened in connection with the properties, businesses, income, expense, net worth or corporate status of Spartan or any Subsidiary of Spartan nor is Spartan aware of any issues that have been raised by the relevant taxing authority in connection with any pending examination of the Tax Returns referred to in clause (i); (vi) no taxing authority has proposed any adjustments to Taxes against Spartan or any Subsidiary; (vii) all deficiencies asserted or assessments made as a result of any examination of the Tax Returns referred to in clause (i) by a taxing authority have been paid in full except those being contested in good faith through appropriate proceedings (for which adequate reserves have been established) and which are disclosed in Item 4.14 of the Spartan Letter; (viii) there are no Liens for Taxes upon any properties or assets of Spartan or any Subsidiary except Liens relating to current Taxes not yet due; and (ix) all Taxes which Spartan or any Subsidiary are required by Law to withhold or collect for payment have been duly withheld and collected, and have been paid or will timely be paid and have been accrued, reserved against and entered on the books of Spartan. The charges, accruals and reserves with respect to the Taxes on the books of Spartan and its Subsidiaries are adequate (determined, to the extent applicable, in accordance with generally accepted accounting principles) and are at least equal to Spartan’s and its Subsidiaries’ liability for Taxes. To Spartan’s knowledge, no penalties or other charges are or will become due with respect to the late filing of any Tax Return required to be filed on or before the Effective Time. Neither Spartan nor any of its Subsidiaries is liable for Taxes attributable to any other person, whether by reason of being a member of an affiliated group, being a party to a Tax sharing agreement, as a transferee or successor, or otherwise.

Section 4.15 Opinion of Spartan Financial Advisor. Spartan has received the opinion of McDonald Investments, Inc. (the “**Spartan Financial Advisor**”), dated the date hereof, to the effect that, as of such date, the distribution of the Spartan Stock Dividend to the Spartan shareholders and the payment of the Merger Consideration to the holders of Seaway Common Stock in the Merger are fair, from a financial point of view, to Spartan and its shareholders. Spartan will provide Seaway with a copy of such written opinion promptly upon its receipt by Spartan.

Section 4.16 State Takeover Statutes; Charter Provisions. No state Takeover Law of Michigan or any other state or jurisdiction applies to Spartan or any of its Subsidiaries with respect to the Spartan Charter Amendments or the other transactions contemplated hereby. No provision of Spartan’s Articles of Incorporation or Bylaws, or any Contract to which Spartan or any of its Subsidiaries is a party, by which Spartan or any of its Subsidiaries is bound or to which any of the properties, assets or business of Spartan or any of its Subsidiaries are subject imposes any “supermajority” vote requirement with respect to the Spartan Charter Amendments. Neither Spartan nor any of its Subsidiaries (nor any of their properties, assets or business) is a party to or bound by any Contract or plan, such as a “poison pill” or shareholder rights plan, that issues or grants to any person, including any current Spartan shareholder, any capital stock or other securities of Spartan or any additional or different voting rights with respect to the capital stock of Spartan as a result of the Spartan Charter Amendments. The affirmative vote of the holders of a majority of the shares of Spartan Class A Common Stock entitled to vote with respect of the Spartan Charter Amendments is the only vote of the holders of any class or series of Spartan’s capital stock necessary to adopt and approve the Spartan Charter Amendments.

Section 4.17 Brokers. No broker, investment banker, financial advisor or other person, other than the Spartan Financial Advisor (the fees and expenses of which will be paid by Spartan and are reflected in a written agreement, a copy of which has been delivered to Seaway), is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated herein based upon arrangements made by or on behalf of Spartan.

Section 4.18 Financing. Spartan has funds or other financial resources available sufficient to consummate the transactions contemplated by this Agreement, including the payment of the Cash Consideration.

Section 4.19 Stock Transfers. Spartan has reviewed its stock transfer records since December 31, 1998 and has requested information and received responses from its directors and executive officers concerning known stock transfers since that date. Based upon that investigation, to Spartan's knowledge no director or officer of Spartan or any of its Subsidiaries, no person related to any such director or officer by blood or marriage and residing in the same household, and no person knowingly provided material nonpublic information by any one or more of these persons, has purchased or sold, or caused to be purchased or sold, any shares of Spartan Class A Common Stock during any period when Spartan was in possession of material nonpublic information or in violation of any applicable provisions of the Exchange Act.

ARTICLE V
CERTAIN COVENANTS AND AGREEMENTS

Section 5.1 Acquisition Proposals.

(a) During the period from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement in accordance with Article VII, Seaway shall not, nor shall it permit any Subsidiary to, nor shall it authorize or permit any director, officer, employee, agent, advisor or representative of Seaway or any Subsidiary to, directly or indirectly (i) solicit, initiate or encourage the submission of, any inquiries, proposals or offers from any person relating to an Acquisition Proposal (as defined in subsection (b) below), (ii) enter into any Contract with respect to any Acquisition Proposal, or (iii) enter into, engage in, or participate or continue in, any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal. Notwithstanding the foregoing, Seaway may (x) furnish information to any person pursuant to appropriate written confidentiality Contracts, (y) negotiate and participate in discussions with the person concerning an Acquisition Proposal if the person has submitted a Superior Proposal (as defined in subsection (b) below) and (z) following its receipt of an Acquisition Proposal, take and disclose to its shareholders a position with respect thereto, take any legally required action with respect thereto (including without limitation the filing of any documents with the SEC) or change or withdraw the recommendation of Seaway's Board of Directors with respect to the Merger. Seaway will notify Spartan of the existence of any proposal, discussion, negotiation or inquiry received by Seaway that relates to an Acquisition Proposal or a Superior Proposal, and Seaway will promptly communicate to Spartan the terms of any such proposal, discussion, negotiation or inquiry which it may receive (and will promptly provide to Spartan copies of any written materials received by Seaway in connection with such proposal, discussion, negotiation or inquiry) and the identity of the person making the proposal or inquiry or engaging in discussions or negotiations. Seaway will promptly provide to Spartan any non-public information concerning Seaway or any of its Subsidiaries provided to any other person which was not previously provided to Spartan. Seaway will keep Spartan informed of the status and details of any such Acquisition Proposal or Superior Proposal and of any proposed amendments to the proposals and will promptly (but in no case later than 24 hours) notify Spartan of any determination by Seaway's Board of Directors that a Superior Proposal has been made.

(b) As used herein, the term "**Acquisition Proposal**" shall mean any proposed or actual (i) merger, consolidation or similar transaction involving Seaway, (ii) sale, lease or other disposition, directly or indirectly, by merger, consolidation, share exchange or otherwise, of any assets of Seaway or its Subsidiaries representing 10% or more of the consolidated assets of Seaway and its Subsidiaries (other than sales of inventory in the ordinary course of business consistent with past practice), (iii) issuance, sale or other disposition by Seaway or any of its Subsidiaries of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 10% or more of the votes attached to the outstanding securities of Seaway, (iv) tender offer, exchange offer or other transaction in which any person shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership, of 10% or more of the outstanding shares of Seaway Common Stock, (v) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to Seaway or any of its Subsidiaries whose business constitutes 10% or more of the consolidated assets of Seaway and its Subsidiaries, or (vi) transaction which is similar in form, substance or purpose to any of the foregoing transactions; *provided, however,* that the term "Acquisition Proposal" shall not include the Merger and the transactions contemplated by this Agreement. As used herein, the term "**Superior Proposal**" means an unsolicited bona fide Acquisition Proposal that Seaway's Board of Directors determines in good faith, after consultation with its outside counsel and financial advisors, to be reasonably likely to result in a transaction that is more favorable to Seaway's shareholders from a financial point of view than the transactions contemplated by this Agreement and that such transaction is reasonably likely to be consummated.

Section 5.2 **Interim Operations of Seaway**. During the period from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement in accordance with Article VII, except as specifically contemplated herein, as set forth in Item 5.2 of the Seaway Letter, as required by applicable Law or as otherwise approved in writing by Spartan:

(a) **Conduct of Business; Inventories**. Seaway shall, and shall cause each of its Subsidiaries to, conduct its businesses in, and only in, the usual, regular and ordinary course in substantially the same manner as heretofore conducted, use commercially reasonable efforts to preserve and protect its businesses, rights, properties and assets (including the maintenance of all existing insurance policies in amounts not less than currently in effect) and, to the extent consistent with such businesses, use commercially reasonable efforts to preserve intact its present business organization, keep available the services of its present officers and employees, and preserve its relationships with franchisees, customers, suppliers and others having business dealings with it to the end that its goodwill and businesses shall be unimpaired in any material respect at the Effective Time. Without limiting the generality of the foregoing, Seaway and its Subsidiaries shall perform all physical store inventories (including the store inventories currently scheduled to begin on May 20, 2000) consistent with past practice and shall, beginning on May 20, 2000, perform physical inventories at a mutually agreed upon sampling of Pharm stores, in a manner consistent with past practice.

(b) **Governing Instruments**. Seaway shall not, and shall not permit any of its Subsidiaries to, make any change or amendment to or repeal its respective Articles of Incorporation, Code of Regulations or similar organizational or charter documents.

(c) **Capital Stock**. Seaway shall not, and shall not permit any of its Subsidiaries to, authorize for issuance, issue or sell shares of capital stock or any other securities of any of them other than to Seaway or any direct or indirect wholly owned Subsidiary of Seaway, or authorize for issuance, issue or sell any securities convertible into or exchangeable for, or rights to purchase relating to, or enter into any Contract, with respect to the issuance or sale of, any shares of capital stock or any other securities of any of them, or enter into any Contract with respect to the purchase or voting of shares of their capital stock, or adjust, split, combine or reclassify any of their capital stock or other securities, or amend, permit acceleration of, or make any other changes in their capital structures. Without limiting the generality of the foregoing, except as contemplated by this Agreement, Seaway shall not: (i) make any change in the number of shares of its capital stock issued and outstanding; (ii) grant any warrant, option, or commitment relating to its capital stock; (iii) issue any securities convertible into its capital stock; or (iv) enter into any Contract relating to its capital stock. The stock issuance and other restrictions set forth in this Section 5.2(c) shall not apply to any shares of Seaway Common Stock or other securities issued for the purpose of being contributed to the Second Amended and Restated Employee Retirement Savings Plan sponsored by Seaway; *provided, however,* that the issuance and contribution is required under the 401(k) portion of such plan or is permitted under the ESOP portion of such plan and, in any case, is consistent with past practice.

(d) **Dividends**. Seaway shall not declare, set aside, pay or make any dividend or other distribution or payment (whether in cash, stock or property) with respect to, or purchase or redeem, any shares of its capital stock, other than regular cash dividends in amounts not greater than previously paid in the ordinary course of business consistent with past practice.

(e) **Employee Plans, Compensation, Etc**. Seaway shall not, and shall not permit any of its Subsidiaries to, adopt or amend any bonus, profit sharing, compensation, severance, stock option, pension, retirement or other employee benefit Contract, trust, plan or arrangement for the benefit or welfare of any present or former director or employee of Seaway or any of its Subsidiaries. Seaway shall not, and shall not permit any of its Subsidiaries to, increase the compensation or fringe benefits of any present or former director or employee (except that, in the case of employees who are not officers, individual merit increases and promotional increases in accordance with past practices averaging not more than 4% of salary may be granted, but no across-the-board or generally applicable increases may be granted), or pay any bonus, compensation or benefit or grant any stock option or similar right not legally required by any existing plan or arrangement, or hire any employee at an annual rate of compensation (including anticipated incentive compensation, if any) in excess of $75,000.

(f) **Purchase or Sale of Assets; Capital Expenditures**. Seaway shall not, and shall not permit any of its Subsidiaries to, purchase, lease, sell or dispose of, or enter into any Contract to purchase, lease, sell or dispose of, in any single transaction or series of related transactions, any asset or group of assets having a value, purchase or selling price, or aggregate rental, in excess of $100,000 for Seaway and its Subsidiaries as a whole (other than purchases or sales of inventory in the ordinary course of business), or make or authorize any new capital expenditures in excess of $1,000,000 in the aggregate.

(g) **Investments, Loans, Guarantees, Debts and Liens**. Seaway shall not, and shall not permit any of its Subsidiaries to (i) make any investment (whether by acquisition of stock, capital contribution or otherwise) in, or make any loan or advance to, or enter into or renew any guarantee on behalf of or assume any debt or obligations of, any person having a value or obligation in excess of $100,000 in the aggregate, or (ii) incur or assume any long-term or short-term debt or issue any debt securities, except for borrowings under existing lines of credit (and any renewals, replacements or extensions thereof) in the ordinary course of business and consistent with past practice or (iii) create or suffer to exist any Lien on any assets of Seaway or any of its Subsidiaries, other than existing Liens and Liens incurred in the ordinary course of business, consistent with past practice.

(h) **Accounting Principles and Practices**. Seaway shall not, and shall not permit any of its Subsidiaries to, change any of the accounting principles or practices used in the preparation of the financial statements included in the Seaway SEC Documents or revalue any of its assets other than in the ordinary course of business consistent with past practice.

(i) **Discharges and Settlements**. Seaway shall not, and shall not permit any of its Subsidiaries to, pay, discharge or satisfy any Proceedings, liabilities or obligations of any nature, other than those reflected or reserved against in the most recent balance sheet included among the Seaway SEC Documents or incurred in the ordinary course of business consistent with past practice since the date of such balance sheet, or settle or compromise any material pending or threatened Proceeding, including any Proceeding relating to the transactions contemplated herein.

(j) **No Breach**. Without limiting the generality of the foregoing, Seaway shall not knowingly take, and shall not knowingly permit any of its Subsidiaries to take, any action which would cause any of the representations and warranties of Seaway set forth in Article III to be untrue as of the Effective Time, cause a breach of any covenant or agreement of Seaway set forth herein or cause any condition set forth herein not to be satisfied. Without limiting the generality of the foregoing and except as otherwise contemplated by this Agreement, Seaway shall not enter into any Contract which, if consummated, would cause a breach of or conflict with this Section 5.2.

Section 5.3 **Interim Operations of Spartan**. During the period from the date of this Agreement to the earlier of the Effective Time or the date of termination of this Agreement in accordance with Article VII, except as specifically contemplated herein, as disclosed in Item 5.3 of the Spartan Letter, as required by law or as otherwise approved in writing by Seaway:

(a) Conduct of Business. Spartan shall, and shall cause each of its Subsidiaries to, conduct its businesses in, and only in, the usual, regular and ordinary course in substantially the same manner as heretofore conducted, use commercially reasonable efforts to preserve and protect its businesses, rights, properties and assets (including the maintenance of all existing insurance policies in amounts not less than currently in effect) and, to the extent consistent with such businesses, use commercially reasonable efforts to preserve intact its present business organization, keep available the services of its present officers and employees, and preserve its relationships with franchisees, customers, suppliers and others having business dealings with it to the end that its goodwill and businesses shall be unimpaired in any material respect at the Effective Time.

(b) Governing Instruments. Spartan shall not, and shall not permit any of its Subsidiaries to, make any change or amendment to or repeal its respective Articles of Incorporation, Bylaws or similar organizational or charter documents, except for the Spartan Charter Amendments contemplated by this Agreement.

(c) Capital Stock. Except for (i) any Spartan Common Stock or Spartan Class A Common Stock issued or converted in connection with the Spartan Charter Amendments contemplated by this Agreement, (ii) any Spartan Class A Common Stock that Spartan shall be obligated to issue or sell to customers of Spartan (or its Subsidiaries) in the ordinary course of business consistent with past practice, and not in excess of amounts that such customers are required to purchase from Spartan under Contracts between such customers and Spartan, (iii) any Spartan Class A Common Stock or rights thereto issued or granted pursuant to any Spartan Stock Plan in the ordinary course of business consistent with past practice (including pursuant to the exercise of options under the Spartan Stock Plans) other than the Spartan Stores, Inc. Employee Stock Purchase Plan, and (iv) any Spartan Class A Common Stock issued in connection with the acquisition by Spartan or any of its Subsidiaries of the business, stock, properties or assets of any other person, Spartan shall not, and shall not permit any of its Subsidiaries to, authorize for issuance, issue or sell shares of capital stock or any other securities of any of them other than to Spartan or any direct or indirect wholly owned Subsidiary of Spartan, or authorize for issuance, issue or sell any securities convertible into or exchangeable for, or rights to purchase relating to, or enter into any Contract, with respect to the issuance or sale of, any shares of capital stock or any other securities of any of them, or enter into any Contract with respect to the purchase or voting of shares of their capital stock, or adjust, split, combine or reclassify any of their capital stock or other securities, or amend, permit acceleration of, or make any other changes in their capital structures. Spartan further agrees that the number of shares of Spartan Class A Common Stock issued pursuant to clauses (ii) and (iii) of the immediately preceding sentence and the number of shares issuable upon the exercise of rights thereto issued or granted pursuant to such clauses shall not exceed, in the aggregate, 139,000 shares. Without limiting the generality of the foregoing, except as contemplated or allowed by this Agreement (including the previous two sentences), Spartan shall not: (i) make any change in the number of shares of its capital stock issued and outstanding; (ii) grant any warrant, option, or commitment relating to its capital stock; (iii) issue any securities convertible into its capital stock; or (iv) enter into any Contract relating to its capital stock.

(d) Dividends. Spartan shall not declare, set aside, pay or make any dividend or other distribution or payment (whether in cash, stock or property) with respect to, or purchase or redeem, any shares of its capital stock, other than (i) regular cash dividends in amounts not greater than previously paid in the ordinary course of business consistent with past practice and (ii) the Spartan Stock Dividend.

(e) Accounting Principles and Practices. Spartan shall not, and shall not permit any of its Subsidiaries to, change any of the accounting principles or practices used in the preparation of the financial statements included in the Spartan SEC Documents or revalue any of its assets other than in the ordinary course of business consistent with past practice.

(f) **No Breach**. Without limiting the generality of the foregoing, Spartan shall not knowingly take, and shall not knowingly permit any of its Subsidiaries to take, any action which would cause any of the representations and warranties of Spartan set forth in Article IV to be untrue as of the Effective Time, cause a breach of any covenant or agreement of Spartan set forth herein or cause any condition set forth herein not to be satisfied. Without limiting the generality of the foregoing and except as otherwise contemplated by this Agreement, Spartan shall not enter into any Contract which, if consummated, would cause a breach of or conflict with this Section 5.3.

Nothing in this Section 5.3 shall prohibit Spartan from acquiring, or exploring the acquisition of, any retail business, including any stores or facilities, whether by merger, purchase of stock or assets or otherwise, if the acquisition could not reasonably be expected either to interfere with or delay materially the consummation of the Merger or to result in a Spartan Material Adverse Effect.

Section 5.4 **Access to Information; Confidentiality**. Subject to the terms of the confidentiality agreements between Spartan and Seaway dated as of August 11, 1999 and January 6, 2000, respectively, (the "**Confidentiality Agreements**"), which are herein incorporated by reference, during the period from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement in accordance with Article VII, each party shall provide to the other and its authorized representatives reasonable access during normal business hours to the facilities, books and records of the disclosing party and its Subsidiaries and shall cause its officers and the officers of its Subsidiaries to promptly furnish the other party or its authorized representatives with such information with respect to the properties, assets and business of the disclosing party and its Subsidiaries as the other party or its authorized representatives from time to time may reasonably request. Without limiting the generality of the foregoing, Seaway and its Subsidiaries shall allow Spartan and its authorized representatives to be present during the taking of the physical inventories described in Section 5.2(a) and to have full access to any and all information, reports or other data generated during or arising from such physical inventories.

Section 5.5 **Shareholders Meetings**. Spartan and Seaway shall each take all action necessary to duly convene meetings of their respective shareholders (respectively, the "**Spartan Shareholders Meeting**" and the "**Seaway Shareholders Meeting**") as promptly as practicable following the effectiveness of the Registration Statement. The Seaway Shareholders Meeting shall be held for the purpose of obtaining Seaway Shareholder Approval and shall be held on the day preceding the Spartan Shareholders Meeting. The Spartan Shareholders Meeting shall be held for the purpose of obtaining Spartan Shareholder Approval.

Section 5.6 **Registration Statement and Joint Proxy Statement/Prospectus**.

(a) Spartan and Seaway shall cooperate in preparing a Registration Statement on Form S-4 (including any amendments or supplements thereto, the "**Registration Statement**") and a joint proxy statement/prospectus relating to Spartan Shareholder Approval and Seaway Shareholder Approval to be included therein (the "**Joint Proxy Statement/Prospectus**") and Seaway shall furnish to Spartan for inclusion therein all such information relating to it as Spartan or its counsel may reasonably request. Spartan shall file the Registration Statement with the SEC promptly after completion, and Spartan and Seaway shall use their reasonable best efforts to respond to any comments of the SEC and to have the Registration Statement declared effective as promptly as practicable and thereafter to maintain such effectiveness through the Effective Time. Spartan agrees to provide to Seaway full opportunity to review and comment on the Registration Statement, the Joint Proxy Statement/Prospectus and each amendment or supplement thereto at a reasonable time before filing. Spartan agrees to provide to Seaway copies of all correspondence received from the SEC with respect to the Registration Statement and its amendments or supplements and copies of all responsive correspondence to the SEC. Spartan agrees to notify Seaway of any stop orders or threatened stop orders with respect to the Registration Statement. The Registration Statement and Joint Proxy Statement/Prospectus shall include the recommendations contemplated in Sections 5.7 and 5.8, subject to the terms thereof.

(b) Spartan and Seaway shall not furnish to their respective shareholders any proxy materials relating to this Agreement, the Merger or the other transactions contemplated herein until the Registration Statement has become effective. Spartan and Seaway each shall mail to their respective shareholders as promptly as practicable after the Registration Statement becomes effective, (i) the Joint Proxy Statement/Prospectus, (ii) as promptly as practicable after receipt thereof, any supplemental or amended Joint Proxy Statement/Prospectus and (iii) such other supplementary proxy materials as may be necessary, in light of the circumstances arising subsequent to the mailing of the Joint Proxy Statement/Prospectus, to make the Joint Proxy Statement/Prospectus, as theretofore supplemented or amended, complete and correct. The Joint Proxy Statement/Prospectus and all amendments and supplements thereto shall comply in all material respects with all applicable Laws.

(c) Spartan and Seaway each shall advise the other if, at any time before the effective date of the Registration Statement, the date of the Seaway Shareholders Meeting, the date of the Spartan Shareholders Meeting or the Effective Time, the Registration Statement or the Joint Proxy Statement/Prospectus contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in the light of the circumstances under which they were made, not misleading. In such event, Spartan or Seaway, as the case may be, shall provide the other with the information needed to correct such misstatement or omission.

(d) Spartan shall use its reasonable best efforts to take any action required to be taken under any applicable state securities laws in connection with the issuance of Spartan Common Stock in the Merger. Seaway shall cooperate with Spartan and shall take such action as Spartan reasonably may request to assist Spartan in taking any required action under applicable state securities Laws.

(e) Printing expenses and registration fees relating to the Registration Statement and the Joint Proxy Statement/Prospectus (including any required fees under state securities or “blue sky” Laws) shall be deemed to have been incurred one-half by Spartan and one-half by Seaway.

Section 5.7 Seaway Board Recommendation. The Board of Directors of Seaway shall recommend that the holders of Seaway Common Stock vote in favor of and adopt this Agreement and the Merger; *provided, however*, that such recommendation may be withdrawn if, but only if, Seaway’s Board of Directors determines, after consultation with its outside counsel and financial advisors, that it is required to do so in the discharge of its fiduciary obligations under the Ohio Law. Unless such recommendation is so withdrawn, Seaway shall use its reasonable best efforts to solicit and secure Seaway Shareholder Approval at the Seaway Shareholders Meeting.

Section 5.8 Spartan Board Recommendation. The Board of Directors of Spartan shall recommend that the holders of the Spartan Class A Common Stock vote in favor of and approve the Spartan Charter Amendments; *provided, however*, that such recommendation may be withdrawn if, but only if, Spartan’s Board of Directors determines, after consultation with its outside counsel and financial advisors, that it is required to do so in the discharge of its fiduciary obligations under the Michigan Law. Unless such recommendation is so withdrawn, Spartan shall use its reasonable best efforts to solicit and secure Spartan Shareholder Approval at the Spartan Shareholders Meeting.

Section 5.9 Publicity. Neither Spartan nor Seaway shall issue a press release or make any other public announcement with respect to this Agreement, the Merger or the other transactions contemplated herein unless the content and timing thereof are mutually agreed upon; *provided, however*, that nothing contained herein shall prohibit any party from issuing any press release or making any other public announcement which is required by any applicable Law, by a proper order of any Governmental Entity or by the rules of The Nasdaq Stock Market; *provided that*, in such event, the disclosing party will consult with the other to determine the extent of the necessary disclosure. The initial press release announcing this Agreement shall be a joint press release. Thereafter, Spartan and Seaway shall consult with each other in issuing any press releases or otherwise making public statements or filings with any Governmental Entity with respect to the transactions contemplated herein. Without limiting the generality of the foregoing, Seaway shall consult with Spartan concerning the timing and content of communications to Seaway’s landlords, licensors, customers and suppliers concerning this Agreement, the Merger and the other transactions contemplated herein.

Section 5.10 Seaway Affiliate’s Agreements. As soon as is reasonably practicable following the date of this Agreement, but in any event within 20 days from the date hereof, Seaway shall obtain and deliver to Spartan an agreement substantially in the form of Exhibit D (an "**Affiliate's Agreement**") executed by each person whom Seaway or Spartan reasonably believes to be an "affiliate" of Seaway as that term is used in paragraph (c) of Rule 145 under the Securities Act (collectively, the "**Seaway Affiliates**"). Thereafter, and until the Effective Time, Seaway or Spartan shall identify to the other party each additional person whom each reasonably believes to have become a Seaway Affiliate, and Seaway shall use its reasonable best efforts to cause each such new Seaway Affiliate to execute and deliver to Spartan an Affiliate's Agreement as soon as is reasonably practicable. Spartan shall not be required to maintain the effectiveness of the Registration Statement or any other registration statement under the Securities Act for the purpose of resale by any of the Seaway Affiliates of any of the shares of Spartan Common Stock received in the Merger and the certificates received by the Seaway Affiliates shall bear a customary legend regarding applicable Securities Act restrictions and the provisions of the Affiliate's Agreement.

Section 5.11 Listing of Spartan Common Stock. Spartan shall use its best efforts to obtain the listing on the National Market System of The Nasdaq Stock Market of all of the Spartan Common Stock currently issued and outstanding (after conversion from Spartan Class A Common Stock pursuant to the Spartan Charter Amendments) or reserved for issuance and all Spartan Common Stock to be issued in connection with the Merger and the other transactions contemplated by this Agreement.

Section 5.12 Tax Matters. Each of Seaway, Spartan and MergerSub shall use all reasonable efforts to cause the Merger to constitute a "reorganization" within the meaning of Section 368(a) of the Code. Unless otherwise required (and then only to the extent otherwise required) by a "determination" (as defined in Section 1313(a)(1) of the Code or by a similar applicable provision of state or local income tax law), each party shall (i) report the Merger on all tax returns and other filings as a reorganization within the meaning of Section 368(a) of the Code and (ii) not take any position that is inconsistent with the characterization of the Merger as such a reorganization in any audit, administrative proceeding, litigation or otherwise.

Section 5.13 Seaway Financial Statements and SEC Reports. As soon as practicable, but in any event within 30 days after the end of each fiscal month or other comparable Seaway reporting period commencing with February 2000, and continuing through the Effective Time or termination of this Agreement in accordance with Article VII, Seaway shall deliver to Spartan such financial information concerning Seaway's and its Subsidiaries' monthly results of operations as Seaway has generated in the ordinary course of business prior to the execution of this Agreement; *provided, however*, that Seaway shall have 60 days to deliver such financial statements with respect to any fiscal month or period that ends concurrently with a fiscal year. Such financial statements shall be presented in consolidated and consolidating form as of the end of each month or period which is also the end of a fiscal quarter. All such financial statements shall be prepared in accordance with generally accepted accounting principles (except for the omission of certain footnotes which might be required by such principles) applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present the consolidated financial position of Seaway and its Subsidiaries at the dates thereof and the consolidated results of operations for the periods after the date of this Agreement and until the Effective Time or termination of this Agreement in accordance with Article VII. After the date of this Agreement and until the Effective Time or termination of this Agreement in accordance with Article VII, Seaway shall also deliver to Spartan a copy of all Seaway SEC Documents filed by Seaway.

Section 5.14 Spartan Financial Statements and SEC Reports. As soon as practicable, but in any event within 30 days after the end of each fiscal month or other comparable Spartan reporting period commencing with February 2000 and continuing through the Effective Time or termination of this Agreement in accordance with Article VII, Spartan shall deliver to Seaway such financial information concerning Spartan's and its Subsidiaries' monthly results of operations as Spartan has generated in the ordinary course of business prior to the execution of this Agreement; *provided, however,* that Spartan shall have 60 days to deliver such financial statements with respect to any fiscal month or period that ends concurrently with a fiscal year. Such financial statements shall be presented in consolidated and consolidating form as of the end of each month or period which is also the end of a fiscal quarter. All such financial statements shall be prepared in accordance with generally accepted accounting principles (except for the omission of certain footnotes which might be required by such principles) applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present the consolidated financial position of Spartan and its Subsidiaries at the dates thereof and the consolidated results of operations for the periods after the date of this Agreement and until the Effective Time or termination of this Agreement in accordance with

Article VII. After the date of this Agreement and until the Effective Time or termination of this Agreement in accordance with Article VII, Spartan shall also deliver to Seaway a copy of all Spartan SEC Documents filed by Spartan.

Section 5.15 Notice of Certain Events. Each party shall give prompt notice to the other party of the following: (i) the occurrence or nonoccurence of any event whose occurrence or nonoccurrence is reasonably expected to cause any of the conditions precedent set forth in Article VI not to be satisfied; (ii) the status of matters relating to completion of the Merger, including promptly furnishing the other with copies of notices or other communications received by any party or any of its respective Subsidiaries from any Governmental Entity or other third party with respect to this Agreement or the transactions contemplated thereby, including the Merger; and (iii) any facts relating to that party which would make it necessary or advisable to amend the Proxy Statement/Prospectus or the Registration Statement in order to make the statements therein not misleading or to comply with applicable Law; *provided, however,* that the delivery of any notice pursuant to this Section 5.15 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 5.16 Efforts to Consummate Transactions.

(a) Subject to the terms and conditions herein provided, Seaway and Spartan shall:

(i) within 20 Business Days from the date hereof, make their respective filings under the HSR Act with respect to the Merger and thereafter shall promptly make any other required submissions under the HSR Act;

(ii) use their reasonable best efforts to cooperate with one another in (x) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, Governmental Entities of the United States and the several states in connection with the execution and delivery of this Agreement and the consummation of the Merger and the transactions contemplated hereby, (y) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations; and (z) as promptly as practicable responding to any request for information from such Governmental Entities;

(iii) subject to any restrictions under the antitrust Laws, to the extent practicable, promptly notify each other of any communication to that party from any Governmental Entity and permit the other party to review in advance any proposed communication to any Governmental Entity;

(iv) not agree to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat, in each case to the extent practicable;

(v) subject to any restrictions under the antitrust Laws, furnish the other party with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) between them and their affiliates and their respective representatives on the one hand, and any Governmental Entity or members of its staffs on the other hand, with respect to this Agreement and the transactions contemplated hereby (excluding documents and communications which are subject to preexisting confidentiality agreements and to attorney-client privilege); and

(vi) furnish the other party with such necessary information and reasonable assistance as such other party and its affiliates may reasonably request in connection with their preparation of necessary filings, registrations, or submissions of information to any Governmental Entities, including without limitation, any filings necessary or appropriate under the provisions of the HSR Act.

(b) Without limiting Section 5.16(a), Spartan and Seaway shall:

(i) each use its reasonable best efforts to avoid the entry of, or to have vacated or terminated, any decree, order, or judgment that would restrain, prevent or delay the Closing, including without limitation defending through litigation on the merits any claim asserted in any court by any party; and

(ii) each use its reasonable best efforts to avoid the entry of (or, if entered, to lift, vacate or reverse) any order, decree, judgment or ruling of any court or other Governmental Entity restraining or preventing the consummation of the Merger on the basis of any antitrust Law, including by committing to or effecting, by consent decree, hold separate order, or otherwise, the sale or disposition of such assets of Spartan or Seaway (or any of their respective Subsidiaries) as may be required to avoid (or, if entered, to lift, vacate or reverse) any such order, decree or ruling; *provided*, *however*, that in no event shall Spartan be obligated under this Section 5.16(b) to take any action, or to consent to any action that Seaway may take, which is reasonably likely to have a Seaway Material Adverse Effect or a Spartan Material Adverse Effect. Seaway agrees and acknowledges that, in connection with any filing or submission required, action to be taken or commitment to be made by Spartan, Seaway or any of its respective Subsidiaries to consummate the Merger or other transactions contemplated in this Agreement, neither Seaway nor any of its Subsidiaries shall, without Spartan's prior written consent, divest any assets, commit to any divestiture of assets or businesses of Seaway and its Subsidiaries or take any other action or commit to take any action that would limit Seaway', Spartan's or any of their Subsidiaries freedom of action with respect to, or their ability to retain any of their businesses, product lines or assets.

(c) If any Takeover Law is or may become applicable to the Merger, each party and its Boards of Directors shall grant such approvals and take such actions as are necessary so that the Merger may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such Takeover Law on such transactions.

Section 5.17 Tax Certificates. Each of Spartan and Seaway shall deliver to Warner, Norcross & Judd LLP, counsel to Spartan, a signed certificate containing the representations, warranties and agreements necessary for such counsel to render the opinion described in Section 6.2(h) and Exhibit E. Each of Spartan and Seaway shall deliver to Spengler Nathanson, counsel to Seaway, a signed certificate containing the representations, warranties and agreements necessary for such counsel to render the opinion described in Section 6.3(f) and Exhibit F.

Section 5.18 Letters of Accountants. Each of Seaway and Spartan shall use its reasonable best efforts to cause to be delivered to the other party two letters from its independent public accountants, one dated a date within two Business Days before the date on which the Registration Statement shall become effective and one dated the Closing Date, in form and substance reasonably satisfactory to the recipient and customary in scope and substance for comfort letters delivered by independent accountants in connection with registration statements similar to the Registration Statement.

Section 5.19 Spartan Stock Dividend. Spartan shall declare a stock split pursuant to a dividend of 0.336 shares of Spartan Class A Common Stock (the "**Spartan Stock Dividend**") payable with respect to each share of Spartan Class A Common Stock outstanding immediately prior to the Effective Time, subject to adjustment as provided in Section 2.1(a)(3). The Spartan Stock Dividend shall not be payable with respect to any shares of Spartan Class A Common Stock owned by Seaway or any of its Subsidiaries or held by Spartan as treasury shares. In connection with the Spartan Stock Dividend, no certificates or scrip representing fractional shares of Spartan Class A Common Stock shall be issued, but in lieu thereof each person otherwise entitled to a fraction of a share of Spartan Class A Common Stock shall be entitled to receive a whole share of Spartan Class A Common Stock.

Section 5.20 Indemnification; Directors' and Officers' Insurance.

(a) From and after the Effective Time, Spartan shall cause the Surviving Corporation to honor any and all rights to indemnification and advancement of expenses existing as of the Effective Time in favor of the present and former directors and officers of Seaway or any of its Subsidiaries (when acting in such capacity) (the "**Indemnified Parties**") under their respective Articles of Incorporation, Codes of Regulations or similar charter documents (as in effect on the date of this Agreement), which, as enforceable contractual rights, shall survive the Merger and shall, as contractual rights, continue with respect to acts or omissions occurring before the Effective Time with the same force and effect as prior to the Effective Time and Spartan shall cause the Surviving Corporation to also advance expenses as incurred by such persons to the fullest extent permitted by the Ohio Law, provided that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b) Spartan shall maintain, or cause the Surviving Corporation to maintain, a policy of officers' and directors' liability insurance for acts and omissions occurring prior to the Effective Time ("**D&O Insurance**") with coverage in amount and scope at least as favorable as its existing directors' and officers' liability insurance coverage for a period of six years after the Effective Time; *provided, however,* if the existing D&O Insurance expires, is terminated or canceled, or if the annual premium therefor is increased to an amount in excess of 200% of the last annualized premium paid prior to this date (the "**Current Premium**"), in each case during such six year period, Spartan shall, or shall cause the Surviving Corporation to, obtain D&O Insurance in an amount and scope as great as can be obtained for the remainder of such period for a premium not in excess (on an annualized basis) of 200% of the Current Premium.

(c) If Spartan or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or other entity and shall not be the continuing or surviving corporation or entity of the consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any person, then and in each such case, proper provisions shall be made so that the successors and assigns of Spartan or the Surviving Corporation shall assume all of the obligations set forth in this Section 5.20.

(d) The provisions of this Section 5.20 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives.

Section 5.21 Employee Benefit Plans.

(a) From and after the Effective Time, Spartan will cause the Surviving Corporation and its Subsidiaries to honor, in accordance with their terms as in effect on the date hereof (i) all existing employment and severance agreements between Seaway and its Subsidiaries and any director, officer or employee of Seaway or any of its Subsidiaries to the extent disclosed in Item 5.21 of the Seaway Letter and (ii) all obligations of Seaway under the Seaway Plans to the extent disclosed in Item 3.19 of the Seaway Letter (including the Seaway Severance Plan). Nothing in this Section 5.21 shall be interpreted to prohibit Spartan or any of its Subsidiaries from amending or terminating any Seaway Plan in accordance with the terms thereof (other than the Seaway Severance Plan with respect to employees or other persons hired by Seaway prior to the date of this Agreement).

(b) For a period of one year following the Closing Date, Spartan shall cause the Surviving Corporation to pay or provide to each employee of Seaway or any of its Subsidiaries who remains in the employ of the Surviving Corporation or its Subsidiaries during such one-year period, other than (i) any employee who is subject to a collective bargaining agreement or other Contract between Seaway or any of its Subsidiaries and any labor organization and (ii) any employee who is a party to a change in control or similar Contract (other than the Seaway Severance Plan), including those persons listed in Item 3.13(iii) or (iv) of the Seaway Letter as party to a change in control employment agreement, (a) wages and other compensation at rates not less than the rates applicable to such employee in his or her position as on the date of this Agreement, and (b) employment benefits that are materially no less favorable, in the aggregate, than the employment benefits provided to all such employees on the date of this Agreement. Nothing contained in this Agreement shall be construed as: (x) granting to any employee of Seaway or any of its Subsidiaries before the Merger, or of the Surviving Corporation or any of its Subsidiaries after the Merger, any right to be retained in the employment of Seaway, the Surviving Corporation or any of their Subsidiaries; (y) limiting the circumstances under which such employee's employment may be terminated or otherwise modified; or (z) requiring Spartan or the Surviving Corporation or its Subsidiaries to pay any wages and other compensation or provide any employment benefits for any period of time after the termination of employment of any such employee. Subject to any employment Contracts and applicable Law, the Surviving Corporation and its Subsidiaries may at any time terminate the employment of any employee, free from any liability other than any obligation under the Seaway Severance Plan.

Section 5.22 Spartan Board of Directors. As of the Effective Time, the two individuals listed in Item 5.22 of the Seaway Letter shall be appointed to the Spartan Board of Directors, and one such individual shall become a member of the class of the Spartan Board of Directors whose terms will expire at Spartan's 2001 annual meeting and one such individual shall become a member of the class of the Spartan Board of Directors whose terms will expire at Spartan's 2003 annual meeting. If any such individual is unable or unwilling to serve as of the Closing, his or her replacement shall be selected by Seaway.

ARTICLE VI
CONDITIONS

Section 6.1 Conditions to Each Party's Obligations. The respective obligations of each party to effect the Merger and the other transactions contemplated herein shall be subject to the fulfillment (or written waiver by such party, to the extent permitted by applicable Law) at or prior to the Closing Date of the following conditions:

(a) Seaway Shareholder Approval and Spartan Shareholder Approval shall have been obtained.

(b) The Registration Statement shall have been declared effective by the SEC under the Securities Act, no stop order suspending the effectiveness shall have been issued by the SEC and no proceeding for that purpose shall have been initiated or threatened by the SEC.

(c) No order, decree or injunction shall have been issued by any Governmental Entity or court or statute, rule or regulation promulgated which remains in effect and has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger. Each party agrees that, in the event that any such order, decree or injunction shall be issued, it shall use commercially reasonable efforts to cause any such order, decree or injunction to be lifted or vacated.

(d) The Spartan Common Stock to be issued in connection with the Merger and the other transactions contemplated by this Agreement (including the Spartan Common Stock issued in the Spartan Stock Dividend and in connection with the conversion of Spartan Class A Common Stock into Spartan Common Stock pursuant to the Spartan Charter Amendments) shall have become listed on the National Market System of The Nasdaq Stock Market, subject to official notice of issuance.

(e) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, or clearance from the appropriate Governmental Entities pursuant to the HSR Act shall have been obtained by Spartan and Seaway.

Section 6.2 Conditions to the Obligations of Spartan. The obligations of Spartan to effect the Merger and the other transactions contemplated herein shall be subject to the fulfillment (or written waiver by Spartan) at or prior to the Closing Date of the following additional conditions:

(a) (i) all representations and warranties of Seaway contained in this Agreement that are qualified as to a Seaway Material Adverse Effect shall be true and correct both as of the date of this Agreement and as of the Closing Date (except to the extent such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date) and (ii) all representations and warranties of Seaway contained in this Agreement that are not qualified as to a Seaway Material Adverse Effect shall be true and correct both as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except to the extent such representations and warranties shall have been made as of an earlier date, in which case such representation and warranties shall have been true and correct as of such earlier date), except to the extent that any failure of such representations and warranties specified in this clause (ii) to be so true and correct (determined without regard to materiality qualifiers contained therein), individually or in the aggregate, would not reasonably be expected to have resulted in a Seaway Material Adverse Effect.

(b) All agreements, covenants and conditions required by this Agreement to be complied with or performed or fulfilled by Seaway at or prior to the Closing shall have been complied with, performed or fulfilled in all respects, except for those failures to comply, perform or fulfill that, individually or in the aggregate, would not reasonably be expected to result in a Seaway Material Adverse Effect.

(c) No Seaway Material Adverse Effect shall have occurred since the date of this Agreement.

(d) Seaway shall have furnished to Spartan a certificate, dated as of the Closing Date and signed on behalf of Seaway by its Chief Executive Officer and Chief Financial Officer, that, to the best of the knowledge and belief of such officers after reasonable inquiry, the conditions set forth in Sections 6.2(a), (b) and (c) have been satisfied.

(e) Except as set forth in Item 6.2(e) of the Seaway Letter, Seaway shall have obtained all consents from, and shall have made all filings to or with, any person, including any Governmental Entity, unless the failure to obtain such consents or make such filings would not, individually or in the aggregate, be reasonably expected to have a Seaway Material Adverse Effect.

(f) Each Seaway Affiliate shall have executed and delivered to Spartan an Affiliate's Agreement in the form attached as Exhibit D.

(g) The number of Dissenting Shares as to which dissenters' rights (if applicable) shall have been asserted and not withdrawn or forfeited under the Ohio Law, or as to which dissenters' rights then may yet be asserted, shall not in the aggregate exceed 10% of the then-outstanding shares of Seaway Common Stock.

(h) Warner Norcross and Judd LLP shall have delivered to Spartan, within two days prior to the date the Registration Statement is declared effective by the SEC, its written opinion with respect to the tax effects of the Merger, as described in Exhibit E. In rendering this opinion, counsel may rely on representations and covenants including those contained in this Agreement or in certificates of officers of the parties and others.

Section 6.3 Conditions to the Obligations of Seaway. The obligations of Seaway to effect the Merger and the other transactions contemplated herein shall be subject to the fulfillment (or written waiver by Seaway) at or prior to the Closing of the following additional conditions:

(a) (i) all representations and warranties of Spartan contained in this Agreement that are qualified as to a Spartan Material Adverse Effect shall be true and correct both as of the date of this Agreement and as of the Closing Date (except to the extent such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date) and (ii) all representations and warranties of Spartan contained in this Agreement that are not qualified as to a Spartan Material Adverse Effect shall be true and correct both as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except to the extent such representations and warranties shall have been made as of an earlier date, in which case such representation and warranties shall have been true and correct as of such earlier date), except to the extent that any failure of such representations and warranties specified in this clause (ii) to be so true and correct (determined without regard to materiality qualifiers contained therein), individually or in the aggregate, would not reasonably be expected to have resulted in a Spartan Material Adverse Effect.

(b) All agreements, covenants and conditions required by this Agreement to be complied with, performed or fulfilled by Spartan at or prior to the Closing shall have been complied with, performed or fulfilled in all respects, except for those failures to comply, perform or fulfill that, individually or in the aggregate, would not reasonably be expected to result in a Spartan Material Adverse Effect. Without limiting the generality of the foregoing, the two persons listed in Item 5.22 of the Seaway Letter shall have been appointed to the Spartan Board of Directors in accordance with Section 5.22.

(c) No Spartan Material Adverse Effect shall have occurred since the date of this Agreement.

(d) Spartan shall have furnished to Seaway a certificate, dated as of the Closing Date and signed on behalf of Spartan by its Chief Executive Officer and the Chief Financial Officer, that, to the best of the knowledge and belief of such officers after reasonable inquiry, the conditions set forth in Sections 6.3(a), (b) and (c) have been satisfied.

(e) Except as set forth in Item 6.3(e) of the Spartan Letter, Spartan shall have obtained all consents from, and shall have made all filings to or with, any person, including any Governmental Entity, unless the failure to obtain such consents or make such filings would not, individually or in the aggregate, be reasonably expected to have a Spartan Material Adverse Effect.

(f) Spengler Nathanson shall have delivered to Seaway, within two days prior to the date the Registration Statement is declared effective by the SEC, its written opinion with respect to the tax effects of the Merger, as described in Exhibit F. In rendering this opinion, counsel may rely on representations and covenants including those contained in this Agreement or in certificates of officers of the parties and others.

ARTICLE VII
TERMINATION AND AMENDMENT

Section 7.1 Termination. This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after Seaway Shareholder Approval or Spartan Shareholder Approval:

(a) By mutual written consent duly authorized by the Boards of Directors of Spartan and Seaway.

(b) By either Spartan or Seaway if the Merger has not been consummated on or before October 6, 2000, or such later date as Spartan and Seaway may agree to in writing, except that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure under this Agreement to perform any material obligation or to fulfill any material condition within the reasonable control of such party has been the proximate cause of, or resulted in, the failure of the Merger to be consummated on or before that date.

(c) By either Spartan or Seaway if a court or other Governmental Entity shall have issued an order, decree or injunction, or a statute, rule or regulation shall have been promulgated having the effect of making the Merger illegal or permanently prohibiting consummation of the Merger and such Law shall have become final and nonappealable (but only if such party shall have used its reasonable best efforts to cause any such order, decree or injunction to be lifted or vacated).

(d) By either Spartan or Seaway, if (i) there shall have been a breach by the other of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach would result in the failure to satisfy one or more of the conditions set forth in Section 6.2(a) or (b) (in the case of a breach by Seaway) or Sections 6.3(a) or (b) (in the case of a breach by Spartan), and such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured within 30 days after written notice thereof shall have been received by the party alleged to be in breach.

(e) By either Spartan or Seaway, if Seaway Shareholder Approval is not received at the Seaway Shareholders Meeting or Spartan Shareholder Approval is not received at the Spartan Shareholders Meeting (provided that the failure to receive such shareholder approval did not result from the failure of the party seeking to terminate this Agreement to comply with its obligations hereunder).

(f) By Spartan if Seaway or its Board of Directors (or any committee thereof) shall have (i) withdrawn or modified in any respect adverse to Spartan its approval or recommendation of this Agreement, the Merger or any other transactions contemplated herein, (ii) failed to include such recommendation in the Joint Proxy Statement/Prospectus, (iii) supported, publicly expressed no opinion toward, or remained neutral toward any Acquisition Proposal relating to Seaway that is announced after the date of this Agreement (other than the transactions contemplated by this Agreement), (iv) approved or recommended a Superior Proposal, (v) rescheduled or adjourned the Seaway Shareholders Meeting to permit or allow Seaway or any director, officer, employee, agent, advisor or representative of Seaway or any Subsidiary of Seaway to take or consider taking any of the actions described in Section 5.1(a)(ii) or (iii) with respect to an Acquisition Proposal from any person other than Spartan, or (vi) resolved to take any of the actions specified in clauses (i), (ii), (iii), (iv) or (v) above.

(g) By Seaway upon three Business Days notice to Spartan, if Seaway is fully prepared to enter into a binding written Contact to consummate a transaction that constitutes a Superior Proposal; *provided, however*, that (i) Seaway shall have complied with Section 5.1 and (ii) Seaway's Board of Directors shall have concluded in good faith, after giving effect to any concessions which are offered by Spartan during such three Business Day period and after consulting with its financial advisors and outside counsel, that such proposal is a Superior Proposal and is in the best interests of Seaway and its shareholders and consistent with the Seaway's Board of Directors' fiduciary duties under applicable Law; *provided, further* that such termination shall not be effective until Seaway has made payment of the Termination Fee to Spartan required by Section 7.2(b).

(h) By Seaway if Spartan or its Board of Directors (or any committee thereof) shall have (i) withdrawn or modified in any respect adverse to Seaway its approval or recommendation of the Spartan Charter Amendments or (ii) failed to include such recommendation in the Joint Proxy Statement/Prospectus.

If either Spartan or Seaway terminates this Agreement as provided herein, written notice of such action shall be given promptly to the other party. The right of a party to terminate this Agreement as provided in this Section 7.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of such party whether prior to or after the execution of this Agreement.

Section 7.2 Effect of Termination.

(a) In the event of a termination of this Agreement by either Spartan or Seaway as provided in Section 7.1, this Agreement shall forthwith become void and the Merger terminated and abandoned, and there shall be no liability or obligation on the part of Spartan or Seaway or their respective directors, officers, employees or agents, except with respect to Section 5.6(e), this Section 7.2 and Article IX (which designated Sections, sentence or Article shall survive any termination of this Agreement), and except that the Confidentiality Agreements shall remain in effect in accordance with the terms thereof; *provided, however*, that the termination of this Agreement shall not relieve any party for liability from any intentional and material breach of the representations, warranties, covenants or agreements set forth in this Agreement.

(b) If (i) Spartan terminates this Agreement pursuant to Section 7.1(f), (ii) Seaway terminates this Agreement pursuant to Section 7.1(g), or (iii) at the time of the Seaway Shareholders Meeting, any potential Business Combination Proposal (as defined below) shall have been made to Seaway and made known to its shareholders generally or shall have been made directly to its shareholders generally or any person shall have publicly announced an intention (whether or not conditional) to make a Business Combination Proposal (whether or not such Business Combination Proposal shall have been rejected or shall have been withdrawn), and thereafter (1) either Spartan or Seaway terminates this Agreement pursuant to Section 7.1(e), or (2) Spartan terminates this Agreement pursuant to Section 7.1(d) by reason of a breach by Seaway of its covenants or agreements hereunder, then Seaway shall, simultaneously with such termination, pay to Spartan an amount equal to $2,167,000 (the "**Initial Termination Fee**"). In addition, in the event that this Agreement is terminated under circumstances in which the Initial Termination Fee is payable by Seaway, and within eighteen months of such termination Seaway enters into a Contract with any person with respect to a Business Combination Proposal or a Business Combination Proposal is consummated, then, upon the signing of such Contract or, if no Contract is signed, then at the closing (and as a condition to the closing, which condition may not be waived without the express written consent of Spartan) of such Business Combination Proposal, Seaway shall pay to Spartan an additional termination fee equal to $4,333,333 (the "**Additional Termination Fee**"). Any termination fee payable pursuant to this Section 7.2(b) shall be paid by wire transfer of immediately available funds to an account designated by Spartan. "**Business Combination Proposal**" means any Acquisition Proposal, provided that all references in the definition of Acquisition Proposal to "10%" shall be deemed to be references to "50%."

(c) If Spartan or MergerSub on the one hand, or Seaway on the other, terminates this Agreement pursuant to Section 7.1, and if such termination by the terminating party (the "**Non-Defaulting Party**") is based upon a material breach by the other party (the "**Defaulting Party**") of any representation, warranty, covenant or agreement set forth in this Agreement (or, in the case of a breach by the Defaulting Party of any such representation, warranty, covenant or agreement that expressly includes a materiality standard or qualification, any breach of the representation, warranty, covenant or agreement), the Defaulting Party shall pay and reimburse the Non-Defaulting Party for all of the Non-Defaulting Party's documented out-of-pocket expenses incurred in connection with this Agreement, the negotiation of this Agreement and the transactions contemplated hereby, including, without limitation, its due diligence expenses and the fees and expenses of its professional advisors (collectively, "**Transaction Expenses**"). Furthermore, if Seaway shall be obligated to pay to Spartan or MergerSub an Initial Termination Fee under Section 7.2(b) of this Agreement, then Seaway shall also pay to Spartan and MergerSub their Transaction Expenses. If Seaway shall have terminated this Agreement pursuant to Section 7.1(h), then Spartan shall pay to Seaway its Transaction Expenses. Reimbursement under this Section 7.2(c) shall not exceed $1,500,000. Transaction Expenses payable pursuant to this Section 7.2(c) shall be paid within two Business Days after receipt of written demand therefor; *provided, however,* that if Seaway shall be obligated to pay to Spartan or MergerSub an Initial Termination Fee under Section 7.2(b) of this Agreement, Seaway shall pay Spartan and MergerSub their Transaction Expenses at the same time that the Initial Termination Fee is due.

Section 7.3 Amendment and Certain Other Actions. Subject to applicable Law, this Agreement may be amended by action taken or authorized by the respective Boards of Directors of Spartan and Seaway at any time prior to the Effective Time whether before or after Seaway Shareholder Approval or Spartan Shareholder Approval; *provided, however*, that after Seaway Shareholder Approval or Spartan Shareholder approval, there shall be no amendment that by Law requires further shareholder approval without the further approval of such shareholders.

Section 7.4 Extension; Waiver. At any time prior to the Effective Time, by action taken or authorized by the respective Boards of Directors of Spartan or Seaway, as applicable, Spartan or Seaway may, to the extent legally allowed and subject to the provisions of Section 7.3, (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

ARTICLE VIII
DEFINITIONS

Section 8.1. Terms Defined in the Agreement. The following terms used herein shall have the meanings ascribed in the indicated sections

Section 8.2 **Interpretation**. As used herein, the term "**Contract**" means any written or oral contract, agreement, arrangement, understanding, commitment, letter of intent, agreement in principle, loan agreement, credit agreement, indenture, mortgage, bond, note, guarantee, agreement or instrument for borrowed money, lease, permit, license, concession, franchise, instrument, policy or other contractual obligation. As used herein, "**Proceeding**" means any action, suit, claim, legal, administrative or arbitrative proceeding or investigation or other legal proceeding. As used herein, "**Law**" means any law, statute, rule, regulation, ordinance, judgment, writ, decree, order, injunction, permit, license or other legal requirement promulgated, issued or otherwise imposed by any Governmental Entity, as well as any common law rule or requirement. When a reference is made in this Agreement to a Section or Exhibit, such reference shall be to a Section or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "**include**," "**includes**" or "**including**" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." As used in this Agreement, the term "**subsidiary**" or "**Subsidiary**" of any person means another person of which a majority of the outstanding voting securities, other voting ownership or voting partnership interests, having ordinary voting power to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person. As used in this Agreement, "**Seaway Material Adverse Effect**" means any change or effect (or any development that, insofar as can reasonably be foreseen, is likely to result in any change or effect) that is or would be, individually or in the aggregate with any other change or effect, materially adverse to the business, financial condition, assets, liabilities, or results of operations of Seaway and its Subsidiaries taken as a whole or the Surviving Corporation immediately after the Merger. As used in this Agreement, "**Spartan Material Adverse Effect**" means any change or effect (or any development that, insofar as can reasonably be foreseen, is likely to result in any change or effect) that is or would be, individually or in the aggregate with any other change or effect, materially adverse to the business, financial condition, assets, liabilities, or results of operations of Spartan and its Subsidiaries taken as a whole. As used in this Agreement, "**to Seaway's knowledge**" or "**to Spartan's knowledge**" (or words of similar import) and references to Seaway's or Spartan's awareness of certain facts mean or refer to the knowledge of a director or executive officer of Seaway or Spartan, as the case may be, and includes any fact, matter or circumstance which any of such individuals, as an ordinary and prudent business person employed in the same type and size of business, should have known. As used in this Agreement, the word "**person**" means any individual, corporation, partnership, joint venture, association, trust, unincorporated organization, Governmental Entity (or any agency or subdivision thereof) or any other entity.

ARTICLE IX
GENERAL PROVISIONS

Section 9.1 Non-Survival of Representations, Warranties and Agreements. All of the representations and warranties in this Agreement or in any instrument delivered to the parties pursuant to this Agreement shall remain operative regardless of any investigation made by or on behalf of a party hereto, whether prior to or after the execution of this Agreement, and shall terminate at the Effective Time, except that (i) the agreements set forth in Sections 5.20, 5.21 and 5.22 shall survive the Effective Time and (ii) the agreements set forth in Sections 5.6(e) and 7.2 and Article IX shall survive termination indefinitely.

Section 9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally, one day after being delivered to an overnight courier or when telecopied (with a confirmatory copy sent by overnight courier) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Spartan or MergerSub, to:

Spartan Stores, Inc.
850 76th Street, S.W.
P.O. Box 8700
Grand Rapids, Michigan 49518
Telephone: (616) 878-2426
Telecopy: (616) 878-2775
Attention: James B. Meyer, President and Chief Executive Officer

with a copy to:

Warner Norcross & Judd LLP
900 Old Kent Building
111 Lyon Street, N.W.
Grand Rapids, Michigan 49503
Telephone: (616) 752-2140
Telecopy: (616) 752-2509
Attention: Alex J. DeYonker

(b) if to Seaway, to:

Seaway Food Town, Inc.
1020 Ford Street
Maumee, Ohio 43537
Telephone: (419) 893-9401
Telecopy: (419) 891-4907
Attention: Richard B. Iott

with a copy to:

Calfee, Halter & Griswold LLP
1400 McDonald Investment Center
900 Superior Avenue
Cleveland, Ohio 44114-2688
Telephone: (216) 622-8200
Telecopy: (216) 241-0816
Attn: John J. Jenkins

and:

Spengler Nathanson
608 Madison Avenue
Suite 1000
Toledo, Ohio 43604-1169
Telephone: (419) 252-6214
Telecopy: (419) 243-2311
Attn: Gary D. Sikkema

Section 9.3 **Counterparts**. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 9.4 **Entire Agreement; No Third-Party Beneficiaries**. This Agreement, including the Seaway Letter, the Spartan Letter, the Exhibits hereto, the Seaway Voting Agreements, the Spartan Voting Agreements, the Affiliate's Agreements, and the Confidentiality Agreements, constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. There are no representations, warranties, promises, covenants or understandings in respect of the subject matter hereof, except as expressly set forth or referred to herein or in the foregoing agreements. Neither this Agreement nor the agreements listed above are intended to confer upon any person other than the parties hereto any rights or remedies hereunder, except as provided in Sections 5.20, 5.21 and 5.22.

Section 9.5 **Governing Law**. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Michigan, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws; *provided, however*, that the provisions of Article I and Article II shall be governed by the Ohio Law or the Michigan Law, as applicable.

Section 9.6 **Assignment**. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 9.7 **Severability**. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated herein are not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement may be consummated as originally contemplated to the fullest extent possible.

Section 9.8 **Enforcement of this Agreement**. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the

United States or any state having jurisdiction, such remedy being in addition to any other remedy to which any party is entitled at law or in equity.

Section 9.9 **Expenses**. Except as provided in Section 5.6(e) and Section 7.2, regardless of whether the Merger is consummated, Spartan and Seaway shall each bear their own respective expenses, including all fees and expenses of law firms, commercial banks, brokers, investment banking firms, financial printers, accounting firms, experts and consultants, incurred in connection with this Agreement and the transactions contemplated herein.

IN WITNESS WHEREOF, Spartan and Seaway have caused this Agreement to be signed by their respective officers, each duly authorized, all as of the date first written above.

SEAWAY FOOD TOWN, INC.

By: /s/Wallace D. Iott
Name: Wallace D. Iott
Title: Chairman

Attest:

/s/Gary Sikkema
Name: Gary Sikkema
Title: Secretary

SPARTAN STORES, INC.

By: /s/James B. Meyer
Name: James B. Meyer
Title: President and CEO

Attest:

/s/David M. Staples
Name: David M. Staples
Title: Vice President and CFO

SPARTAN ACQUISITION CORP.

By:/s/Joel B. Barton
Name: Joel B. Barton
Title: President

Attest:

/s/Alex J. DeYonker
Name: Alex J. DeYonker
Title: Secretary

ANNEX B

RESTATED ARTICLES OF INCORPORATION
OF
SPARTAN STORES, INC.

1. These Restated Articles of Incorporation are adopted by the shareholders and executed pursuant to the provisions of Sections 641-651, Act 284, Public Acts of 1972, as amended.

2. The present name of the Corporation is SPARTAN STORES, INC.

3. The corporation identification number (CID) assigned by the Bureau is: 185-372.

4. The only former name of the Corporation is: THE GRAND RAPIDS WHOLESALE GROCERY COMPANY.

5. The purpose of the Corporation is to engage in any one or more lawful acts or activities within the purposes for which corporations may be formed under the Michigan Business Corporation Act, as amended, including but not limited to the operation of a wholesale grocery business and all related and incidental activities.

6. The date of filing the Original Articles of Incorporation was April 16, 1918.

7. The date of the filing of the previous Restated Articles of Incorporation was June 18, 1990.

8. The following Restated Articles of Incorporation supersede the previously filed Restated Articles of Incorporation of the Corporation:

ARTICLE I

NAME

The name of the Corporation is SPARTAN STORES, INC.

ARTICLE II

REGISTERED OFFICE AND REGISTERED AGENT

The address of the Corporation's registered office in the State of Michigan is 850 76th Street, S.W., Grand Rapids, Michigan 49518. The mailing address of the current registered office of the Corporation is 850 76th Street, P.O. Box 8700, Grand Rapids, Michigan 49518. The name of its registered agent at such address is Alex J. DeYonker.

ARTICLE III

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Michigan Business Corporation Act, as amended (the "Michigan Business Corporation Act").

ARTICLE IV

CAPITAL STOCK

The total number of shares of all classes of capital stock that the Corporation shall have authority to issue is 60,000,000 shares, consisting of 50,000,000 shares of common stock, without par value ("Common Stock"), and 10,000,000 shares of preferred stock ("Preferred Stock").

The powers, preferences, and rights, and the qualifications, limitations, and restrictions thereof, of Common Stock, and the express grant of authority to the Board of Directors to fix by resolution the designations and the powers, preferences, and rights of each share of Preferred Stock and the qualifications, limitations, and restrictions thereof, are as follows:

A. Provisions Applicable to Common Stock.

1. No Preference. Except as provided by law and the rights of any outstanding series of Preferred Stock, as in effect from time to time, none of the shares of Common Stock shall be entitled to any preferences, and each share of Common Stock shall be equal to every other share of Common Stock in every respect.

2. Dividends. After payment or declaration of full dividends on all shares having a priority over the Common Stock as to dividends, and after making all required sinking or retirement fund payments, if any, on all classes of Preferred Stock and on any other stock of the Corporation ranking as to dividends or assets prior to the Common Stock, dividends on the shares of Common Stock may be declared and paid, but only when and as determined by the Board of Directors.

3. Rights on Liquidation. On any liquidation, dissolution, or winding up of the affairs of the Corporation, after there shall have been paid to or set aside for the holders of all shares having priority over the Common Stock the full preferential amounts to which they are respectively entitled, the holders of the Common Stock shall be entitled to receive pro rata all the remaining assets of the Corporation available for distribution to its shareholders.

4. Voting. At all meetings of shareholders of the Corporation, each holder of Common Stock shall be entitled to one vote for each share of Common Stock held by him, her, or it.

5. No Preemptive Rights. The holders of Common Stock shall not have any preemptive or other preferential right to additional shares of the Corporation.

B. Provisions Applicable to Preferred Stock:

1. Provisions to be Fixed by the Board of Directors. The Board of Directors is expressly authorized at any time, and from time to time, to provide for the issuance of shares of Preferred Stock in one or more series, each with such voting powers, full or limited, or without voting powers, and with such designations, preferences, participating, conversion, optional or other rights, and such qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issue thereof adopted by the Board of Directors, and as are not stated in these Restated Articles of Incorporation, or any amendments thereto, including (but without limiting the generality of the foregoing) the following:

> a. The distinctive designation and number of shares comprising such series, which number may (except where otherwise provided by the Board of Directors in creating such series) be increased or decreased (but not below the number of shares then outstanding) from time to time by action of the Board of Directors.
>
> b. The stated value of the shares of such series.

c. The dividend rate or rates on the shares of such series and the relation that such dividends shall bear to the dividends payable on any other class of capital stock or on any other series of Preferred Stock, the terms and conditions upon which and the period, in respect of which dividends shall be payable, whether and upon what conditions such dividends shall be cumulative and, if cumulative, the date or dates from which dividends shall accumulate.

d. Whether the shares of such series shall be redeemable, and, if redeemable, whether redeemable for cash, property or rights, including securities of the Corporation or of any other corporation, and whether redeemable at the option of the holder or the Corporation or upon the happening of a specified event, the limitations and restrictions with respect to such redemption, the time or times when, the price or prices or rate or rates at which, the adjustments with which and the manner in which such shares shall be redeemable, including the manner of selecting shares of such series for redemption if less than all shares are to be redeemed.

e. The rights to which the holders of shares of such series shall be entitled, and the preferences, if any, over any other series (or of any other series over such series), upon the voluntary or involuntary liquidation, dissolution, distribution or winding up of the Corporation, which rights may vary depending on whether such liquidation, dissolution, distribution or winding up is voluntary or involuntary, and, if voluntary, may vary at different dates.

f. Whether the shares of such series shall be subject to the operation of a purchase, retirement or sinking fund and, if so, whether and upon what conditions such fund shall be cumulative or noncumulative, the extent to which and the manner in which such fund shall be applied to the purchase or redemption of the shares of such series for retirement or to other purposes and the terms and provisions relative to the operation thereof.

g. Whether the shares of such series shall be convertible into or exchangeable for shares of any other class or of any other series of any class of capital stock of the Corporation or any other corporation, and, if so convertible or exchangeable, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of such conversion or exchange.

h. The voting powers, if any, of the shares of such series, and whether and under what conditions the shares of such series (alone or together with the shares of one or more other series having similar provisions) shall be entitled to vote separately as a single class, for the election of one or more additional directors of the Corporation in case of dividend arrearages or other specified events, or upon other matters.

i. Whether the issuance of any additional shares of such series, or of any shares of any other series, shall be subject to restrictions as to issuance, or as to the powers, preferences, or rights of any such other series.

j. Any other preferences, privileges, and powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of such series, as the Board of Directors may deem advisable and as shall not be inconsistent with the provisions of these Restated Articles of Incorporation.

2. Provisions Applicable to All Preferred Stock.

a. All Preferred Stock shall rank equally and be identical in all respects except as to the matters permitted to be fixed by the Board of Directors, and all shares of any one series thereof shall be identical in every particular except as to the date, if any, from which dividends on such shares shall accumulate.

b. Shares of Preferred Stock redeemed, converted, exchanged, purchased, retired, or surrendered to the Corporation, or that have been issued and reacquired in any manner, may, upon compliance with any applicable provisions of the Michigan Business Corporation Act be given the status of authorized and unissued shares of Preferred Stock and may be reissued by the Board of Directors as part of the series of which they were originally a part or may be reclassified into and reissued as part of a new series or as a part of any other series, all subject to the protective conditions or restrictions of any outstanding series of Preferred Stock.

ARTICLE V

BOARD OF DIRECTORS; CLASSIFICATION; VACANCIES; NOMINATIONS

A. The number of the directors of the Corporation shall be fixed from time to time by resolution adopted by the affirmative vote of at least seventy-five percent (75%) of the entire Board of Directors. The number of directors of the Corporation shall not be less than three (3).

B The Board of Directors shall be divided into three classes as nearly equal in number as possible, with the term of office of one class expiring each year. At each annual meeting of the shareholders, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of shareholders held in the third year following the year of their election.

C. Any vacancies in the Board of Directors for any reason, and any directorships resulting from any increase in the number of directors, may be filled only by the Board of Directors, acting by a majority of the directors then in office, although less than a quorum. Any director chosen to fill a vacancy shall hold office until the next election of the class for which such directors shall have been chosen and until their successors shall be elected and qualified. Subject to the foregoing, at each annual meeting of shareholders the successors to the class of directors whose term shall then expire shall be elected to hold office for a term expiring at the third succeeding annual meeting. Notwithstanding the foregoing, if the holders of any class or series of preferred stock are entitled to elect one or more directors to the exclusion of other shareholders, vacancies of any directorship elected by that class or series may be filled only by majority vote of the directors elected by that class or series then in office, whether or not a quorum, or by the holders of that class or series. When the number of directors is changed, any newly created or eliminated directorships shall be so apportioned among the classes as to make all classes as nearly equal in number as possible. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

D. Nominations of directors of the Corporation shall be made in accordance with the following:

1. Nominations of candidates for election to the Board of Directors of the Corporation at any meeting of shareholders called for election of directors (an "Election Meeting") may be made by the Board of Directors or by any shareholder of a class entitled to vote at such Election Meeting, as provided in (2) and (3), immediately below.

2. Nominations made by the Board of Directors shall be made at a meeting of the Board of Directors, or by written consent of directors in lieu of a meeting, and such nominations shall be reflected in the minute books of the Corporation as of the date made. At the request of the Secretary of the Corporation, each proposed nominee shall provide the Corporation with such information concerning himself or herself as is required under the rules of the Securities and Exchange Commission, to be included in the Corporation's proxy statements soliciting proxies for his or her election as a director.

3. A shareholder of record of shares of a class entitled to vote at an Election Meeting may make a nomination at the Election Meeting if and only if the shareholder shall have delivered timely notice to the Secretary of the Corporation setting forth (a) the name, age, business address, and residence address of each

nominee proposed in such notice; (b) the principal occupation or employment of each such nominee; (c) the number of shares of capital stock of the Corporation which are beneficially owned by each such nominee; (d) a statement that the nominee is willing to be nominated; and (e) such other information concerning each such nominee as would be required under the rules of the Securities and Exchange Commission in a proxy statement soliciting proxies for the election of such nominees. To be timely, a shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than 120 days prior to the date of notice of the Election Meeting in the case of an annual meeting, and not more than seven days following the date of notice in the case of a special meeting.

4. If the chairman of the Election Meeting determines that a nomination was not made in accordance with the foregoing procedures, such nomination shall be void and all votes cast in favor of election of a person so nominated shall be disregarded.

E. A director may be removed from office at any time, but only for cause, if and only if removal is approved as set forth in this Article V. Except as may be provided otherwise by law, cause for removal shall exist if and only if: (1) the director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal; (2) such director has been adjudicated by a court of competent jurisdiction to be liable for negligence or misconduct in the performance of his duty to the corporation in a matter of substantial importance to the Corporation and such adjudication is no longer subject to a direct appeal; (3) such director has become mentally incompetent, whether or not so adjudicated, which mental incompetency directly affects his ability as a director of the Corporation; or (4) the director's actions or failure to act are deemed by the Board of Directors to be in derogation of the director's duties. Removal for cause, as cause is defined in (1) or (2) above, must be approved by vote of a majority of the total number of directors or by vote of the holders of a majority of the shares of the corporation then entitled to be voted at an Election Meeting. Removal for cause, as cause is defined in (3) or (4) above, must be approved by at least seventy-five percent (75%) of the total number of directors. For purposes of this paragraph, the total number of directors will not include the director who is the subject of the removal determination, nor will such director be entitled to vote thereon.

ARTICLE VI

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Directors and executive officers of the Corporation shall be indemnified as of right, and shall be entitled to the advancement of expenses, to the fullest extent now or hereafter permitted by law in connection with any threatened, pending, or completed civil, criminal, administrative, or investigative action, suit, or proceeding (whether brought by or in the name of the Corporation, one of its subsidiaries, or otherwise and whether formal or informal) arising out of their service to the Corporation or one of its subsidiaries, or to another organization at the request of the Corporation or one of its subsidiaries. Persons who are not directors or executive officers of the Corporation may be similarly indemnified in respect of such service to the extent authorized at any time by the Board of Directors of the Corporation. The Corporation may purchase and maintain insurance to protect itself and any such director, officer, or other person against any liability asserted against him or her and incurred by him or her in respect of such service whether or not the Corporation would have the power to indemnify him or her against such liability by law or under the provisions of this Article. The provisions of this Article shall be deemed contractual and shall be applicable to actions, suits, or proceedings, whether arising from acts or omissions occurring before or after the adoption hereof, and to directors, officers, and other persons who have ceased to render such service, and shall inure to the benefit of the heirs, executors, and administrators of the directors, officers, and other persons referred to in this Article. Changes in these Restated Articles of Incorporation or in the bylaws reducing the scope of indemnification shall not apply to actions or omissions occurring before such change.

ARTICLE VII

LIMITATION ON DIRECTOR LIABILITY

A director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for any action taken or any failure to take any action as a director, except that a director's liability is not limited for:

A. the amount of a financial benefit received by a director to which he or she is not entitled;

B. intentional infliction of harm on the Corporation or its shareholders;

C. a violation of Section 551(1) of the Michigan Business Corporation Act; or

D. intentional criminal act.

If the Michigan Business Corporation Act is amended to further eliminate or limit the liability of a director, then a director of the Corporation (in addition to the circumstances in which a director is not personally liable as set forth in the preceding paragraph) shall, to the fullest extent permitted by the Michigan Business Corporation Act, as so amended, not be liable to the Corporation or its shareholders. No amendment to or modification or repeal of this Article shall increase the liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment, modification or repeal.

ARTICLE VIII

BOARD EVALUATION OF TAKEOVER PROPOSALS

The Board of Directors shall not initiate, approve, authorize, adopt, or recommend any offer of any party other than the Corporation to make a tender or exchange offer for any equity security of the Corporation, or to engage in any Business Reorganization as defined in this Article, unless and until it shall have first evaluated the proposed offer and determined in its judgment that the proposed offer would be in compliance with all applicable laws. In evaluating a proposed offer to determine whether it would be in compliance with law, the Board of Directors shall consider all aspects of the proposed offer, including the manner in which the offer is proposed to be made, the documents proposed for the communication of the offer, and the effects and consequences of the offer if consummated, in light of the laws of the United States of America and affected states and foreign countries. In connection with this evaluation, the Board may seek and rely upon the opinion of independent legal counsel; and it may test the legality of the proposed offer in any state, federal, or foreign court or before any state, federal, or foreign administrative agency that may have jurisdiction. If the Board of Directors determines in its judgment that a proposed offer would be in compliance with all applicable laws, the Board of Directors shall then evaluate the proposed offer and determine whether the proposed offer is in the best interest of the Corporation and its shareholders, and the Board of Directors shall not initiate, approve, adopt, or recommend any such offer that, in its judgment, would not be in the best interest of the Corporation and its shareholders.

A. In evaluating a proposed offer to determine whether it would be in the best interest of the Corporation and its shareholders, the Board of Directors shall consider all factors that it deems relevant including, without limitation:

1. The fairness of the consideration to be received by the Corporation and its shareholders under the proposed offer, taking into account the trading price of the Corporation's stock immediately prior to the announcement of the proposed offer, the historical trading prices of the Corporation's stock, the price that might be achieved in a negotiated sale of the Corporation as a whole, premiums over the trading price of their securities which have been proposed or offered to other companies in the past in connection with similar offers, and the future prospects of the corporation;

2. The possible social and economic impact of the proposed offer and its consummation on the Corporation and its employees, customers, and suppliers;

3. The possible social and economic impact of the proposed offer and its consummation on the communities in which the Corporation and its Subsidiaries operate or are located;

4. The business, financial condition, and earning prospects of the offering party, including, but not limited to, debt service and other existing or likely financial obligations of the offering party;

5. The competence, experience and integrity of the offering party and its management; and

6. The intentions of the offering party regarding the use of the assets of the corporation to finance the transaction.

B. For purposes of this Article, the term "Business Reorganization" shall mean:

1. Any merger or consolidation of the Corporation with or into another entity or any majority share acquisition involving the Corporation;

2. Any sale, exchange, lease, mortgage, pledge, transfer, or other disposition (in a single transaction or a series of related transactions) of all or substantially all of the assets of the Corporation to or with any other corporation, person or entity;

3. Any liquidation or dissolution of the Corporation;

4. Any reorganization or recapitalization of the Corporation which would result in a change of control of the Corporation; or

5. Any transaction or series of related transactions having, directly or indirectly, the same effect as any of the foregoing; or any agreement, contract or other arrangement providing for any of the foregoing.

ARTICLE IX

MICHIGAN CONTROL SHARE ACT

A. The Corporation shall be governed by Chapter 7B (Section 790 through Section 799) of the Michigan Business Corporation Act.

B. The Corporation may redeem at the fair value of the shares any control shares acquired in a control share acquisition, with respect to which no acquiring person statement has been filed with the Corporation, at any time during the period ending sixty (60) days after the last acquisition of control shares or the power to direct the exercise of voting power of control shares by the acquiring person.

C. After an acquiring person statement has been filed and after the meeting which the voting rights of the control shares acquired in a control share acquisition are submitted to the shareholders, the shares are subject to redemption by the Corporation at the fair value of the shares unless the shares are accorded full voting rights by the shareholders pursuant to Section 798 of the Michigan Business Corporation Act.

D. A redemption of shares by the Corporation pursuant to Section A or B of this Article shall be made upon election to redeem by the Board of Directors. Written notice of the election shall be sent to the acquiring person within seven (7) days after the election is made. The determination of the Board of Directors as to fair value shall be conclusive. Payment shall be made for the control shares subject to redemption within thirty (30) days after the election to redeem is made at a date and place selected by the Board of Directors. The Board of Directors may adopt additional procedures to accomplish a redemption.

E. This Article is adopted pursuant to Section 799 of the Michigan Business Corporation Act. The terms used in this Section shall have the meanings ascribed to them in Section 799.

ARTICLE X

BUSINESS COMBINATIONS

Any merger or consolidation of the Corporation with or into any other corporation, any combination or majority share acquisition involving the Corporation, or any dissolution, or any sale, lease, exchange or other disposition of all or substantially all of the assets of the Corporation to or with any other corporation, person or entity, shall require the affirmative vote of the holders of at least two-thirds (2/3) of each class or classes of the outstanding shares of capital stock of the Corporation issued and outstanding and entitled to vote ("Voting Stock"). The provisions of this Article X shall not apply to any transaction described in the preceding sentence which has been approved by resolution adopted by the Directors at a meeting of the Board of Directors of the Corporation at which a quorum is present.

The Board of Directors of the Corporation shall have the power and duty to determine for the purposes of this Article X, on the basis of information then known to it, whether any sale, lease, exchange or other disposition of part of the assets of the Corporation involves substantially all the assets of the Corporation. Any such determination by the Board shall be conclusive and binding for all purposes of this Article X.

ARTICLE XI

CREDITOR ARRANGEMENTS

When a compromise or arrangement or a plan of reorganization of this Corporation is proposed between this Corporation and its creditors or any class of them or between this Corporation and its shareholders or any class of them, a court of equity jurisdiction within the state, on application of this Corporation or of a creditor or shareholder thereof, or on application of a receiver appointed for the Corporation may order a meeting of the creditors or class of creditors or of the shareholders or class of shareholders to be affected by the proposed compromise or arrangement or reorganization to be summoned in such manner as the court directs. If a majority in number representing three-fourths (3/4) in value of the creditors or class of creditors, or of the shareholders or class of shareholders to be affected by the proposed compromise or arrangement or reorganization, agree to a compromise or arrangement or a reorganization of this Corporation as a consequence of the compromise or arrangement, the compromise or arrangement and the reorganization, if sanctioned by the court to which the application has been made, shall be binding on all the creditors or class of creditors, or on all the shareholders or class of shareholders and also on this Corporation.

ARTICLE XII

AMENDMENT OR RESTATED ARTICLES OF INCORPORATION

The Corporation reserves the right to amend, alter, change, or repeal any provision contained in these Restated Articles of Incorporation, in the manner now or hereafter prescribed by statute and these Restated Articles of Incorporation, and all rights conferred upon shareholders herein are granted subject to this reservation; provided, however:

A. Supermajority-In General. No amendment to these Restated Articles of Incorporation shall alter, modify, or repeal any or all of the provisions of Articles V, VI, VII, VIII or IX of these Restated Articles of Incorporation, or this Section A of Article XII, and the shareholders of the Corporation shall not have the right to alter, modify, or repeal any or all provisions of the bylaws of the Corporation, unless such amendment, alteration, modification, or repeal is adopted by the affirmative vote of the holders of not less than two-thirds (2/3) of the Voting Stock; *provided*, that this Section A shall not apply to, and such two-thirds (2/3) vote shall not be required for, any amendment, alteration, modification, or repeal that has first been approved by the affirmative vote of 80% of the entire Board of Directors.

B. Supermajority-Certain Provisions. No amendment to these Restated Articles of Incorporation shall alter, modify, or repeal any or all of the provisions of Article X of these Restated Articles of Incorporation, or this Section B of this Article, unless approved by the affirmative vote of the holders of not less than two-thirds (2/3) of the Voting Stock.

ARTICLE XIII

AMENDMENT OF BYLAWS

The bylaws of the Corporation may be amended, altered, or repealed, or new bylaws may be adopted at any time by the Board of Directors without shareholder approval. The bylaws of the Corporation may not be amended, altered, or repealed, or new bylaws adopted, by the shareholders of the Corporation except upon the affirmative vote of at least 80% of the total voting power of all shares of stock entitled to vote in the election of directors, voting together as a single class at an annual or special meeting of shareholders.

RESTATED

BYLAWS OF

SPARTAN STORES, INC.

ARTICLE I

OFFICES

Section 1. Location. The Corporation may have offices at such places both within and without the State of Michigan as the Board of Directors may from time to time determine.

ARTICLE II

MEETINGS OF SHAREHOLDERS

Section 1. Times and Places of Meetings. All meetings of the shareholders shall be held at such times and places, within or without the State of Michigan, as may be determined from time to time by the Board of Directors.

Section 2. Annual Meetings of Shareholders. Annual meetings of shareholders for the election of directors and for such other business as may come before the meeting shall be held each year at a time and place so designated by a majority vote of the Board of Directors, or at such other time and date as the Board of Directors - determines.

Section 3. Special Meetings. The Board of Directors of the Corporation may call a special meeting of shareholders by giving notice of the meeting to each shareholder entitled to vote at the meeting.

Section 4. Notice of Meetings. Written notice of each meeting of shareholders, stating the time, place and purposes thereof, shall be given to each shareholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date fixed for the meeting. Notice of a meeting need not be given to any shareholder who signs a waiver of notice before or after the meeting. Attendance of a shareholder at a meeting shall constitute (a) waiver of objection to lack of notice or defective notice, unless the shareholder at the beginning of the meeting objects to holding the meeting or transacting any business because the meeting has not been lawfully called or convened, and (b) waiver of objection to consideration of a particular matter at the meeting that is not within the purposes described in the meeting notice, unless the shareholder objects to considering the matter when it is presented.

Section 5. Shareholder List. The officer or agent having charge of the stock transfer books for shares of the Corporation shall make and certify a complete list of the shareholders entitled to vote at a shareholders' meeting or any adjournment thereof. The list shall be:

(a) Arranged alphabetically within each class and series, with the address of, and the number of shares held by, each shareholder;

(b) Produced at the time and place of the meeting;

(c) Subject to inspection by any shareholder during the whole time of the meeting; and

(d) Prima facie evidence as to who are the shareholders entitled to examine the list or to vote at the meeting.

Any failure to comply with the procedures of this Section shall not affect the validity of any action taken at a meeting before a shareholder demands the Corporation to comply with the procedures.

Section 6. Quorum. Unless a greater or lesser quorum is provided by the Restated Articles of Incorporation or statute, the presence in person or by proxy of shareholders holding shares entitled to cast a majority of the votes which may be cast at a meeting shall constitute a quorum at the meeting. The shareholders present in person or by proxy at such meeting may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum. Whether or not a quorum is present, the meeting may be adjourned by a vote of the shares present. When the holders of a class or series of shares are entitled to vote separately on an item of business, this Section applies in determining the presence of a quorum of the class or series for transaction of the item of business unless a greater or lesser quorum is provided in the Restated Articles of Incorporation or statute. If there is no quorum, the chairman of the meeting shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present, when any business may be transacted which might have been transacted at the meeting as first convened had there been a quorum.

Section 7. Vote of Shareholders. Except as otherwise provided by the Restated Articles of Incorporation, each outstanding share shall be entitled to one vote on each matter submitted to a vote. Any action, other than the election of directors, to be taken by vote of the shareholders shall be authorized by a majority of the votes cast by the holders of shares entitled to vote on the action, unless a greater vote is required by the Restated Articles of Incorporation or statute. Except as otherwise provided by the Restated Articles of Incorporation, directors shall be elected by a plurality of the votes cast at an election. Shareholders shall not have cumulative voting rights.

Section 8. Class Voting. The Restated Articles of Incorporation may provide that a class of shares, or any series thereof, shall vote as a class to authorize any action, including amendment to the Restated Articles of Incorporation. Such voting as a class or series shall be in addition to any other required vote. Where voting as a class or series is required on a matter other than the election of directors, it shall be by a majority of the votes cast by the holders of the class or series entitled to vote thereon, unless a greater vote is required by the Restated Articles of Incorporation or statute.

Section 9. Record Date.

(a) *Shareholders Entitled to Notice and Vote.* For the purpose of determining shareholders entitled to notice of and to vote at a meeting of shareholders or an adjournment of a meeting, the Board of Directors may fix a record date, which shall not precede the date on which the resolution fixing the record date is adopted by the Board. The date shall not be more than sixty (60) nor less than ten (10) days before the date of the meeting. If a record date is not fixed, the record date for determination of shareholders entitled to notice of or to vote at a meeting of shareholders shall be the close of business on the day next preceding the day on which notice is given, or if no notice is given, the day next preceding the day on which the meeting is held. When a determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders has been made as provided in this Section, the determination applies to any adjournment of the meeting, unless the Board of Directors fixes a new record date under this Section for the adjourned meeting.

(b) *Shareholders Entitled to Express Consent or Dissent.* For the purpose of determining shareholders entitled to express consent to or to dissent from a proposal without a meeting, the Board of Directors may fix a record date, which shall not: (i) precede the date on which the resolution fixing the record date is adopted by the Board, (ii) be more than ten (10) days after the Board resolution; and, (iii) be more than sixty (60) days before effectuation of the action proposed to be taken. If a record date is not fixed and prior action by the Board of Directors is required with respect to the corporate action to be taken without a meeting, the record date shall be the close of business on the day on which the resolution of the Board is adopted. If a record date is not fixed and prior action by the Board of Directors is not required, the record date shall be the first date on which a signed written consent is delivered to the Corporation as provided in these bylaws.

(c) *Other Actions.* For the purpose of determining shareholders entitled to receive payment of a share dividend or distribution, or allotment of a right, or for the purpose of any other action, the Board of Directors may fix a record date, which shall not precede the date on which the resolution fixing the record date is adopted by the Board. The date shall not be more than sixty (60) days before the payment of the share dividend or distribution or allotment of a right or other action. If a record date is not fixed, the record date shall be the close of business on the day on which the resolution of the Board of Directors relating to the corporate action is adopted.

Section 10. Proxies. A shareholder entitled to vote at a shareholder meeting or to express consent or dissent without a meeting may authorize one or more other persons to act for the shareholder by proxy only by the following methods:

(a) The execution of a writing authorizing another person or persons to act for the shareholder as proxy. Execution may be accomplished by the shareholder or by an authorized officer, director, employee, or agent of the shareholder by either signing the writing or causing his or her signature to be affixed to the writing by any reasonable means including, but not limited to, facsimile signature.

(b) Transmitting or authorizing the transmission of a telegram, cablegram, or other means of electronic transmission to the person who will hold the proxy or to a proxy solicitation firm, proxy support service organization, or similar agent fully authorized by the person who will hold the proxy to receive that transmission. Any telegram, cablegram, or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telegram, cablegram, or other electronic transmission was authorized by the shareholder. If a telegram, cablegram, or other electronic transmission is determined to be valid, the inspectors, or, if there are no inspectors, the persons making the determination shall specify the information upon which they relied.

A copy, facsimile telecommunication, or other reliable reproduction of the writing or transmission created pursuant to subsections (a) or (b) may be substituted or used in lieu of the original writing or transmission for any purpose for which the original writing or transmission could be used, if the copy, facsimile telecommunication, or other reproduction is a complete reproduction of the entire original writing or transmission.

A proxy is not valid after the expiration of three years from its date unless otherwise provided in the proxy. A proxy must be filed with the Corporation at or before the meeting.

Section 11. Shareholder Proposals. Except as otherwise provided by statute, the Corporation's Restated Articles of Incorporation, or these bylaws:

(a) No matter may be presented for shareholder action at an annual or special meeting of shareholders unless such matter is: (i) specified in the notice of the meeting (or any supplement to the notice) given by or at the direction of the Board of Directors; (ii) otherwise presented at the meeting by or at the direction of the Board of Directors; (iii) properly presented for action at the meeting by a shareholder in accordance with the notice provisions set forth in this Section and any other applicable requirements; or (iv) a procedural matter presented, or accepted for presentation, by the Chairman of the meeting in his or her sole discretion.

(b) For a matter to be properly presented by a shareholder, the shareholder must have given timely notice of the matter in writing to the Secretary of the Corporation. To be timely, the notice must be delivered to or mailed to and received at the principal executive offices of the Corporation not less than 120 calendar days prior to the date corresponding to the date of the Corporation's proxy statement or notice of meeting released to shareholders in connection with the last preceding annual meeting of shareholders in the case of an annual meeting (unless the Corporation did not hold an annual meeting within the last year, or if the date of the upcoming annual meeting changed by more than 30 days from the date of the last preceding meeting, then the notice must be delivered or mailed and received not more than seven days after the earlier of the date of the notice of the meeting or public disclosure of the date of the meeting), and not more than seven days after the earlier of the date of the notice of the meeting or public disclosure of the date of the meeting in the case of a special meeting. The notice by the shareholder must set forth: (i) a brief description of the matter the shareholder desires to present for shareholder action; (ii) the name and record address of the shareholder proposing the matter for shareholder action; (iii) the class and number of shares of capital stock of the Corporation that are beneficially owned by the shareholder; and (iv) any material interest of the shareholder in the matter proposed for shareholder action.

(c) The shareholder proposal, together with any accompanying supporting statement, shall not in the aggregate exceed 500 words. Except to the extent that a shareholder proposal submitted pursuant to this Section is not made available at the time of mailing, the notice of the purposes of the meeting shall include the name and address of and the number of shares of the voting security held by the proponent of each shareholder proposal.

(d) A shareholder may submit matters and proposals for shareholder action at any annual or special shareholder meeting if the matters and proposals are of general concern to, and are proper subjects for action by, the shareholders. A submitted proposal or matter may not be presented for shareholder action if it: (i) relates to the enforcement of a personal claim or the redress of a personal grievance against the Corporation, its management, or any other person; (ii) consists of a recommendation, request, or mandate that action be taken with respect to a matter, including a general economic, political, racial, religious, social, or similar cause, that is not significantly related to the Corporation's business or is not within the Corporation's power to effectuate; (iii) has, at the shareholder's request, previously been submitted in either of the last two annual shareholder meetings and the shareholder has failed to present the proposal, in person or by proxy, for action at the meeting; (iv) is substantially similar to a matter or proposal presented within the preceding five calendar years: (x) if it was submitted once during the past five annual meetings and it received less than 3% of the total votes cast, or (y) if it was submitted twice during the past five annual meetings and it received less than 6% of the total votes cast at the time of its second submission, or (z) if it was submitted three times during such period and it received less than 10% of the votes cast at the time of its third submission (if any of (x), (y) or (z) apply, the proposal may not be presented for three years after the latest previous submission); or (v) consists of a recommendation or request that the management take action with respect to a matter relating to the conduct of the Corporation's ordinary business operations.

(e) Notwithstanding the above, if the Corporation is subject to the solicitation rules and regulations of the Securities Exchange Act of 1934, as amended, and the shareholder desires to require the Corporation to include the shareholder's proposal in the Corporation's proxy materials, matters and proposals submitted for inclusion in the Corporation's proxy materials shall be governed by those rules and regulations.

Section 12. Conduct of Meetings. Shareholder meetings shall be conducted as follows:

(a) The chairman of the meeting shall determine the order of business and shall have the authority to establish rules for the conduct of the meeting. Any rules adopted for, and the conduct of, the meeting shall be fair to shareholders.

(b) The chairman of the meeting shall have absolute authority over matters of procedure and there shall be no appeal from the ruling of the chairman.

(c) The chairman of the meeting may introduce nominations, resolutions or motions submitted by the Board of Directors for consideration by the shareholders without a motion or second. Except as the chairman shall direct, a resolution or motion not submitted by the Board of Directors shall be considered for a vote only if presented in the manner provided in Article II, Section 11, of these bylaws.

(d) The chairman of the meeting may require any person who is not a bona fide shareholder of record on the record date, or a validly appointed proxy of such a shareholder, to leave the meeting.

(e) If disorder should arise that, in the absolute discretion of the chairman of the meeting, would prevent the continuation of the legitimate business of the meeting, the chairman may quit the chair and announce the adjournment of the meeting; and upon his or her so doing, the meeting shall be immediately adjourned without the necessity of any vote or further action of the shareholders.

(f) The chairman of the meeting shall announce at the meeting when the polls close for each matter voted upon. If no announcement is made, the polls shall close upon the final adjournment of the meeting. After the polls close, no ballots, proxies, or votes nor any revocations or changes to ballots, proxies, or votes may be accepted.

(g) When the chairman of the meeting has declared the polls to be closed on all matters then before a meeting, the chairman may declare the meeting to be adjourned pending determination of the results by the inspectors of election. In such event, the meeting shall be considered adjourned for all purposes, and the business of the meeting shall be finally concluded upon delivery of the final report of the inspectors of election to the chairman at or after the meeting.

(h) When the chairman of the meeting determines that no further matters may properly come before a meeting, he or she may declare the meeting to be adjourned, without motion, second, or vote of the shareholders.

(i) When the chairman of the meeting has declared a meeting to be adjourned, unless the chairman has declared the meeting to be adjourned until a later date, no further business may properly be considered at the meeting even though shareholders or holders of proxies representing a quorum may remain at the site of the meeting.

<u>Section 13</u>. <u>Registered Shareholders</u>. The Corporation shall be entitled to recognize the exclusive rights of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not the Corporation shall have express or other notice thereof, except as otherwise provided by the laws of the state of Michigan.

<u>Section 14</u>. <u>Inspectors of Election</u>. The Board of Directors or, if they shall not have so acted, the chairman of a meeting of shareholders, may appoint, at or prior to any meeting of shareholders, one or more persons (who may be directors, officers or employees of the Corporation) to serve as inspectors of election. The inspectors so appointed shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes or ballots, hear and determine challenges and questions arising in connection with the right to vote, count and tabulate votes or ballots, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all shareholders.

<u>Section 15</u>. <u>Adjournment</u>. If a meeting is adjourned to another time and place, it is not necessary, unless the bylaws otherwise provide, to give notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken and at the adjourned meeting only business is transacted that might have been transacted at the original meeting. If after the adjournment the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record on the new record date entitled to notice. The Board of Directors are authorized to adjourn any meeting of shareholders as to which notice to the shareholders has been made.

ARTICLE III

DIRECTORS

<u>Section 1</u>. <u>Number of Directors</u>. The Board of Directors shall consist of such number of directors as may be determined from time to time by a majority of the Board of Directors then in office. Directors need not be shareholders. The directors, other than those who may be elected by the holders of any class or series of stock

having a preference over common stock as to dividends or upon liquidation, shall be divided into three classes, as nearly equal in number as possible, with the term of office of one class expiring each year. At each annual meeting of the shareholders, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of shareholders held in the third year following the year of their election. If shareholders of any class or series of shares have the exclusive right to elect one or more directors, those directors may be elected only by the vote of those shareholders.

Section 2. Vacancies. Except as otherwise provided by statute or in the Restated Articles of Incorporation, a vacancy occurring in the Board (including a vacancy resulting from an increase in the number of directors) may be filled by the Board or, if the directors remaining in office constitute fewer than a quorum, by the affirmative vote of a majority of the remaining directors. Except as otherwise provided in the Restated Articles of Incorporation, if the holders of any class of shares or series are entitled to elect one or more directors to the exclusion of other shareholders, vacancies of that class or series may be filled by the holders of shares of that class or series. A vacancy that will occur at a specific date, by reason of resignation effective at a later date, may be filled before the vacancy occurs, but the newly elected or appointed director may not take office until the vacancy occurs.

Section 3. Resignation. A director may resign by written notice to the Corporation. A resignation is - effective upon its receipt by the Corporation or a later time as set forth in the notice of resignation.

Section 4. Powers. The Board of Directors shall manage the business of the Corporation and may exercise all of the powers of the Corporation and do all lawful acts except those powers or acts required to be exercised or done by the shareholders.

Section 5. First Meeting of Newly Elected Board. The first meeting of each newly elected Board of Directors shall be held immediately following the annual meeting of shareholders, at the same place as the shareholder's meeting, for the purpose of electing officers and transacting any other business; provided, however, that such meeting may be held at a different date, time, and place with the consent of a majority of the directors then in office. If the first meeting immediately follows the annual meeting of shareholders, no notice to the directors of the meeting shall be necessary to legally constitute the meeting, provided a quorum shall be present. If the Board changes the date, time, or place of the first meeting, then notice of the meeting shall be given to each director who was absent at the meeting at which such change was made.

Section 6. Regular Meetings. Regular meetings of the Board of Directors may be held with or without notice at such time and at such place as shall from time to time be determined by the Board of Directors.

Section 7. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board or the Chief Executive Officer on one day's notice to each director. Special meetings shall be called by the Chairman of the Board or Chief Executive Officer in like manner and on like notice on the written request of two directors.

Section 8. Purpose Need Not Be Stated. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting.

Section 9. Notice of Meetings. Except as otherwise provided by these bylaws, any required notice of the date, time, place, and purposes of a meeting of the Board of Directors shall be given by the Secretary to each member of the Board by either of the following methods:

(a) By mailing, postage prepaid, a written notice of such meeting to such address as each director may from time to time designate or, in the absence of any such designation, to the last known address of the director, at least five (5) days prior to the date set for such meeting.

(b) By delivering a written notice of such meeting to the director at least twenty-four (24) hours in advance of such meeting, personally or by facsimile transmission or by other means of electronic transmission to the director's last known office or home.

Section 10. Purpose Need Not Be Stated. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting.

Section 11. Quorum. At all meetings of the Board a majority of the directors shall constitute a quorum for the transaction of business, and the acts of a majority of the directors present at any meeting at which there is a quorum shall be acts of the Board of Directors except as may be otherwise specifically provided by statute or by the Restated Articles of Incorporation. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 12. Action by Written Consent. Action required or permitted to be taken under authorization voted at a meeting of the Board of Directors or a committee of the Board, may be taken without a meeting if, before or after the action, all members of the Board then in office or of the committee consent to the action in writing. The written consents shall be filed with the minutes of the proceedings of the Board or committee. The consent has the same effect as a vote of the Board or committee for all purposes.

Section 13. Meeting by Telephone or Similar Equipment. The Board of Directors or any committee designated by the Board of Directors may participate in a meeting of such Board or committee, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear one another, and participation in a meeting pursuant to this section shall constitute presence in person at such meeting.

Section 14. Waiver of Notice. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting has not been lawfully called or convened.

Section 15. Interested Directors.

(a) No contract or transaction between the Corporation and one or more of its directors and officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if:

(i) The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum;

(ii) The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by the vote of the shareholders; or

(iii) The contract or transaction is fair as to the Corporation as of the time it is authorized, approved, or ratified by the Board of Directors, a committee thereof, or the shareholders.

(b) Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

Section 16. Compensation of Directors. The Board of Directors, by affirmative vote of a majority of directors in office and irrespective of any personal interest of any of them, may establish reasonable compensation of directors for services to the Corporation as directors or officers. Directors may be reimbursed their expenses, if any, of attendance at each meeting of the Board or a committee.

ARTICLE IV

COMMITTEES OF DIRECTORS

Section 1. Executive Committee. The Board of Directors may appoint an Executive Committee whose membership shall consist of the Chairman and/or the Chief Executive Officer, or President if there is no Chief Executive Officer, and such number of other directors as a majority of the entire Board of Directors may deem advisable from time to time to serve during the pleasure of the Board. One of the members of the committee shall be designated the chairman thereof by the Board of Directors. The Board of Directors also may appoint directors to serve as alternates for members of the committee in the absence or disability of regular members. The Executive Committee shall have and may exercise the powers and authority of the Board in the management of the affairs of the Corporation, except the power to change the membership or to fill vacancies in the Board or the Committee, the power to amend, add to, rescind, or repeal the bylaws of the Corporation and any other powers that, under Michigan law, may not be delegated to it by the Board of Directors. The Board shall have the power at any time to change the membership of the Executive Committee (subject to the requirement that the Chairman and/or the President of the Corporation be a member thereof) and to fill vacancies in it. The Executive Committee may make rules for the conduct of its business and may appoint such committees and assistants as it shall from time to time deem necessary. A majority of the members of the committee shall constitute a quorum.

Section 2. Audit Committee. The Board of Directors shall appoint an Audit Committee consisting of one or more members who are directors. The Audit Committee will perform the function of an audit committee for the Corporation and each of it's subsidiaries as that function is defined by the Board of Directors in the Audit Committee Charter adopted by the Board of Directors from time to time. The Audit Committee shall have the authority, responsibilities and powers provided in the Audit Committee Charter, any resolutions adopted by the Board of Directors from time to time, and any applicable laws and regulations.

Section 3. Compensation Committee. The Compensation Committee will perform the function of a compensation committee for the Corporation and each of it's subsidiaries as that function is defined by the Board of Directors in the Compensation Committee Charter adopted by the Board of Directors from time to time. The Compensation Committee shall have the authority, responsibilities and powers provided in the Compensation Committee Charter, any resolutions adopted by the Board of Directors from time to time, and any applicable laws and regulations.

Section 4. Nominating Committee. The Board of Directors shall annually appoint a Nominating Committee consisting of one or more members who may, but need not, be directors. The Nominating Committee shall identify potential nominees for election to the Board and review their qualifications to serve as directors. The Nominating Committee shall use the same procedures as a committee of the Board.

Section 5. Other Committees. The Board of Directors may designate such other committees as it may deem appropriate, and such committees shall exercise the authority delegated to them. Unless the Board shall otherwise provide, a majority of any such Committee may determine its action and fix the time and place of its meetings. The Board shall have power at any time to change the members of any such Committee, to fill vacancies, and to discharge any such Committee.

Section 6. Committee Meetings. Each committee provided for above shall meet as often as its business may require and may fix a day and time at intervals for regular meetings, notice of which shall not be required. Whenever the day fixed for a meeting shall fall on a holiday, the meeting shall be held on the business day following or on such other day as the committee may determine. Special meetings of the committees may be called by the chairman of the committee or any two (2) members other than the chairman, and notice thereof may be given to the members by telephone, telegram, telecopy, or letter. A majority of its members shall constitute a quorum for the transaction of the business of any of the committees. A record of the proceedings of each committee shall be kept and presented to the Board of Directors.

ARTICLE V

OFFICERS

Section 1. Selection. The Board of Directors, at its first meeting following the annual meeting of shareholders or as soon thereafter as practicable, shall elect or appoint from their number a Chairman of the Board, one or more Vice Chairmen of the Board, Chief Executive Officer, and President. In addition, the Board shall also elect or appoint a Secretary and Treasurer and may also elect or appoint one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers and such other officers and agents as it shall deem necessary, which officers need not be directors. Officers shall have such terms and powers and duties as shall be determined from time to time by the Board. Two or more offices may be held by the same person, but an officer shall not execute, acknowledge, or verify an instrument in more than one capacity if the instrument is required by law or the Restated Articles of Incorporation or these bylaws to be executed, acknowledged, or verified by two or more officers. The Chairman, the Vice Chairmen, the President, any Vice Presidents, the Treasurer and the Secretary shall be the executive officers of the Corporation. The dismissal of an officer, the appointment of an officer to fill the office of one who has been dismissed or has ceased for any reason to be an officer, the appointment of any additional officers, and the change of an officer to a different or additional office, may be made by the Board of Directors at any later meeting.

Section 2. Term, Removal, and Vacancies. Each officer of the Corporation shall hold office for the term for which he or she is elected or appointed and until his or her successor is elected or appointed and qualified, or until his or her death, resignation, or removal. Any officer may be removed by the Board or the President with or without cause at any time. Any officer may resign by written notice to the Corporation at any time. A resignation is effective upon its receipt by the Corporation or at a subsequent time specified in the notice.

Section 3. Chairman of the Board of Directors. The Chairman of the Board shall preside at all meetings of the shareholders and the Board of Directors. The Chairman of the Board shall perform such other duties as may be assigned from time to time by the Board of Directors, and unless otherwise provided by resolution of the Board shall be an ex officio member of all committees of the Board. Except where by law the signature of the President is required, the Chairman of the Board shall possess the same power and authority as the President to make and execute any contract, instrument, paper, and document in the name of and on behalf of the Corporation.

Section 4. Vice Chairman of the Board of Directors. During the absence or disability of the Chairman of the Board, or while that office is vacant, the Vice Chairmen of the Board, in the order designated by the Board, shall exercise all of the powers and discharge all of the duties of the Chairman. The Vice Chairmen of the Board shall perform such other duties as may be assigned from time to time by the Board of Directors.

Section 5. Chief Executive Officer. The Chief Executive Officer shall have final authority, subject to the control of the Board of Directors, over the general policy and business of the Corporation and shall have the general control and management of the business and affairs of the Corporation. In case of the absence or inability to act of the Chairman of the Board and the Vice Chairman of the Board, the Chief Executive Officer shall exercise all of the duties and responsibilities of the Chairman of the Board until the Board of Directors shall otherwise direct.

Section 6. President. The President shall, subject to the direction of the Board of Directors, see that all orders and resolutions of the Board of Directors are carried into effect, and shall perform all other duties necessary or appropriate to his or her office, subject, however, to his or her right and the right of the directors to delegate any specific powers to any other officer or officers of the Corporation. In case of the absence or inability to act of the Chairman of the Board, any Vice Chairman of the Board, and any Chief Executive Officer, the President shall exercise all of the duties and responsibilities of the Chairman of the Board until the Board of Directors shall otherwise direct.

Section 7. Vice Presidents. The Board of Directors may elect or appoint one or more Vice Presidents having such titles, such as Executive or Senior Vice President, as the Board determines to be appropriate. The

Board may designate the Chairman, one or more Vice Chairmen, or one or more Vice Presidents, in the order designated by the Board, to perform the duties and exercise the powers of the President during the absence or disability of the President. The Vice Presidents shall perform such duties as may be from time to time delegated to them by the Board of Directors or the President.

Section 8. Secretary. The Secretary shall cause to be recorded and maintained minutes of all meetings of the Board, Board committees, and shareholders. The Secretary shall give or cause the giving of all notices required by law, these bylaws, or resolution of the Board and shall perform such other duties as may be from time to time delegated by the Board of Directors or the President. The Secretary may delegate to such Assistant Secretaries such aspects of his or her duties as he or she may from time to time determine to be appropriate.

Section 9. Treasurer. The Treasurer shall keep or cause to be kept in books belonging to the Corporation a full and accurate account of all receipts, disbursements, and other financial transactions of the Corporation. The Treasurer shall perform such other duties as may be from time to time delegated by the Board of Directors or the President.

Section 10. Assistant Secretaries and Assistant Treasurers. Any Assistant Secretary and any Assistant Treasurer may perform any duty or exercise any authority of the Secretary or Treasurer, respectively. The Assistant Secretaries and Assistant Treasurers shall also perform such duties as may be from time to time assigned to them by the Secretary or by the Treasurer, respectively, or by the Board of Directors or the President.

Section 11. Other Officers. All other officers, as may from time to time be appointed by the Board of Directors, shall perform such duties and exercise such authority as the Board of Directors or President shall prescribe.

ARTICLE VI

INDEMNIFICATION

Section 1. Indemnification in Action by Third Party. The Corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding (other than an action by or in the right of the Corporation), whether civil, criminal, administrative, or investigative and whether formal or informal, by reason of the fact that the person is or was a director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, whether for profit or not for profit, against expenses (including attorneys' fees), judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Corporation or its shareholders and, with respect to a criminal action or proceeding, the person had no reasonable cause to believe his or her conduct was unlawful. The termination of an action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner that the person reasonably believed to be in or not opposed to the best interests of the Corporation or its shareholders and, with respect to a criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

Section 2. Indemnification in Action by or in Right of the Corporation. The Corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, whether for profit or not for profit, against expenses, including attorney fees and amounts paid in settlement actually and reasonably incurred by the person in connection with the action or suit, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Corporation or its shareholders. Indemnification shall not be made for a claim, issue, or matter in which the person shall have been found liable to the Corporation except to the extent authorized by statute.

Section 3. Expenses. To the extent that a director, officer, employee, or agent of the Corporation has been successful on the merits or otherwise in defense of an action, suit, or proceeding referred to in Section 1 or 2 of this Article, or in defense of a claim, issue, or matter in the action, suit, or proceeding, the Corporation shall indemnify that person against actual and reasonable expenses, including attorneys' fees that person incurred in connection with the action, suit, or proceeding and an action, suit, or proceeding brought to enforce the mandatory indemnification provided in this Section.

Section 4. Determination, Evaluation, and Authorization of Indemnification.

(a) Except as otherwise provided in Subsection (e) of this Section or unless ordered by a court, the Corporation shall make an indemnification under Section 1 or 2 of this Article only upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Section 1 or 2 of this Article and upon an evaluation of the reasonableness of expenses and amounts paid in settlement. This determination and evaluation may be made in any of the following ways:

(1) By a majority vote of a quorum of the Board of Directors consisting of directors who are not parties or threatened to be made parties to the action, suit, or proceeding.

(2) If a quorum cannot be obtained under Subsection (1) above, by majority vote of a committee duly designated by the Board and consisting solely of two or more directors not at the time parties or threatened to be made parties to the action, suit, or proceeding.

(3) By independent legal counsel in a written opinion, which counsel shall be selected in one of the following ways:

(A) By the Board or its committee in the manner prescribed in Subsections (1) or (2) above.

(B) If a quorum of the Board cannot be obtained under Subsection (1) above and a committee cannot be designated under Subsection (2) above, by the Board.

(4) By all independent directors (as that term is defined in the Michigan Business Corporation Act) who are not parties or threatened to be made parties to the action, suit, or proceeding.

(5) By the shareholders, but shares held by directors, officers, employees, or agents who are parties or threatened to be made parties to the action, suit, or proceeding may not be voted.

(b) In the designation of a committee under Subsection (a)(2) or in the selection of independent legal counsel under Subsection (a)(3)(B), all directors may participate.

(c) If a person is entitled to indemnification under Section 1 or 2 for a portion of expenses, including reasonable attorneys' fees, judgments, penalties, fines, and amounts paid in settlement, but not for the total amount, the Corporation may indemnify the person for the portion of the expenses, judgments, penalties, fines, or amounts paid in settlement for which the person is entitled to be indemnified.

(d) The Corporation shall authorize payment of indemnification under this section in one of the following ways:

(1) By the Board in one of the following ways:

(A) If there are two or more directors who are not parties or threatened to be made parties to the action, suit, or proceeding, by a majority vote of all directors who are not parties or threatened to be made parties, a majority of whom shall constitute a quorum for this purpose.

(B) By a majority of the members of a committee of two or more directors who are not parties or threatened to be made parties to the action, suit, or proceeding.

(C) If the Corporation has one or more independent directors who are not parties or threatened to be made parties to the action, suit, or proceeding, by a majority vote of all independent directors who are not parties or are threatened to be made parties, a majority of whom shall constitute a quorum for this purpose.

(D) If there are no independent directors and less than two directors who are not parties or threatened to be made parties to the action, suit, or proceedings, by the vote necessary for action by the Board in accordance with Section 523 of the Michigan Business Corporation Act, as amended (the "Michigan Business Corporation Act") in which authorization all directors may participate.

(2) By the shareholders, but shares held by directors, officers, employees, or agents who are parties or threatened to be made parties to the action, suit, or proceeding may not be voted on the authorization.

(e) To the extent that the Restated Articles of Incorporation include a provision eliminating or limiting the liability of a director pursuant to Section 209(1)(c) of the Michigan Business Corporation Act, the Corporation may indemnify a director for the expenses and liabilities described in this Subsection without a determination that the director has met the standard of conduct set forth in Sections 1 or 2 of this Article, but no indemnification shall be made except to the extent authorized in Section 564(c) of the Michigan Business Corporation Act if the director received a financial benefit to which he or she was not entitled, intentionally inflicted harm on the Corporation or its shareholders, violated Section 551 of the Michigan Business Corporation Act, or intentionally committed a criminal act. In connection with an action or suit by or in the right of the Corporation as described in Section 2 of this Article, indemnification under this Subsection shall be for expenses, including attorneys' fees, actually and reasonably incurred. In connection with an action, suit, or proceeding other than an action, suit, or proceeding by or in the right of the Corporation, as described in Section 1 of this Article, indemnification under this Subsection shall be for expenses, including attorneys' fees, actually and reasonably incurred, and for judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred.

Section 5. Advances.

(a) The Corporation shall pay or reimburse the reasonable expenses incurred by a director, officer, employee, or agent who is a party or threatened to be made a party to an action, suit, or proceeding before final disposition of the proceeding if both of the following apply:

(1) The person furnishes the Corporation a written affirmation of the person's good faith belief that he or she has met the applicable standard of conduct set forth in Section 1 or 2 of this Article.

(2) The person furnishes the Corporation a written undertaking, executed personally or on the person's behalf, to repay the advance if it is ultimately determined that the person did not meet the standard of conduct set forth in Section 1 or 2 of this Article.

(b) The undertaking required by Subsection (a)(2) above must be an unlimited general obligation of the person, but need not be secured and may be accepted without reference to the financial ability of the person to make repayment.

(c) Determinations and evaluations under this Section shall be made in the manner specified in Section 4(a) above, and authorizations shall be made in the manner specified in Section 4(d) above.

(d) A provision in the Restated Articles of Incorporation or bylaws, a resolution of the Board or shareholders, or an agreement making indemnification mandatory also shall make the advancement of expenses mandatory unless the provision, resolution, or agreement specifically provides otherwise.

Section 6. Other Indemnification Agreements. The indemnification or advancement of expenses provided by this Article is not exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the Restated Articles of Incorporation, these bylaws, or a contractual agreement. The total amount of expenses advanced or indemnified from all sources combined may not exceed the amount of actual expenses incurred by the person seeking indemnification or advancement of expenses. The indemnification provided in Sections 1 to 6 of this Article continues as to a person who ceases to be a director, officer, employee, or agent and shall inure to the benefit of the person's heirs, executors, and administrators.

Section 7. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another Corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against the person and incurred by the person in any such capacity or arising out of the person's status as such, whether or not the Corporation would have power to indemnify the person against the liability under Sections 1 to 6 of this Article. To the extent that the Restated Articles of Incorporation include a provision eliminating or limiting the liability of a director pursuant to Section 209(1)(c) of the Michigan Business Corporation Act, the Corporation may purchase insurance on behalf of a director from an insurer owned by the Corporation, but insurance purchased from that insurer may insure a director against monetary liability to the Corporation or its shareholders only to the extent that the Corporation could indemnify the director under Section 4(e).

Section 8. Constituent Corporation. For the purposes of this Article, "Corporation" includes all constituent corporations absorbed in a consolidation or merger and the resulting or surviving corporation, so that a person who is or was a director, officer, employee, or agent of the constituent corporation or is or was serving at the request of the constituent corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise whether for profit or not shall stand in the same position under the provisions of this Article with respect to the resulting or surviving corporation as the person would if the person had served the resulting or surviving corporation in the same capacity.

Section 9. Savings Clause. If this Article or any portion thereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation nevertheless shall indemnify each director and officer, or other person whose indemnification is authorized by the Board of directors as to expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement with respect to any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, including a grand jury proceeding and an action by the corporation, to the full extent permitted by any applicable portion of this Article that shall not have been invalidated or by any other applicable law.

Section 10. Construction. It is the intent of this Article to grant to the directors and officers of the corporation, and to directors and officers serving at the request of the corporation as directors, officers, employees, or agents of another corporation, partnership, joint venture, trust, or other enterprise, the broadest indemnification permitted under the laws of the state of Michigan, as the same may be amended from time to time, and this Article shall be construed liberally to give effect to such intent. The corporation further intends, acknowledges, and agrees that all directors and officers have undertaken and will undertake the performance of their duties and obligations in reliance upon the indemnification provided for in this Article, and accordingly, such rights of indemnification may not be retroactively reduced or abolished as to any director and officer, without his or her consent.

ARTICLE VII

SUBSIDIARIES

Section 1. Subsidiaries. The Board of Directors, the Chief Executive Officer, or any executive officer designated by the Board of Directors may vote the shares of stock owned by the Corporation in any subsidiary, whether wholly or partly owned by the Corporation, in such manner as they may deem in the best interests of the Corporation, including, without limitation, for the election of directors of any subsidiary corporation, or for any amendments to the charter or bylaws of any such subsidiary corporation, or for the liquidation, merger, or sale of assets of any such subsidiary corporation. The Board of Directors, the Chief Executive Officer, or any executive officer designated by the Board of Directors may cause to be elected to the Board of Directors of any such subsidiary corporation such persons as they shall designate, any of whom may, but need not, be directors, executive officers, or other employees or agents of the Corporation. The Board of Directors, the Chief Executive Officer, or any executive officer designated by the Board of Directors may instruct the directors of any such subsidiary corporation as to the manner in which they are to vote upon any issue properly coming before them as the directors of such subsidiary corporation, and such directors shall have no liability to the Corporation as the result of any action taken in accordance with such instructions.

Section 2. Subsidiary Officers Not Executive Officers. The officers of any subsidiary corporation shall not, by virtue of holding such title and position, be deemed to be executive officers of the Corporation, nor shall any such officer of a subsidiary corporation, unless he shall also be a director or executive officer of the Corporation, be entitled to have access to any files, records, or other information relating or pertaining to the Corporation, its business and finances, or to attend or receive the minutes of any meetings of the Board of Directors or any committee of the Corporation, except as and to the extent expressly authorized and permitted by the Board of Directors or the Chief Executive Officer.

ARTICLE VIII

CERTIFICATES OF STOCK

Section 1. Share Certificates; Required Signatures. Except as otherwise permitted by statute, the Restated Articles of Incorporation, or these bylaws, the stock of the Corporation shall be represented by certificates which shall be signed by the Chairman of the Board, a Vice Chairman of the Board, the President, or a Vice-President and shall also be signed by another officer of the Corporation, and may be sealed with the seal of the Corporation or a facsimile of the seal. The signatures of the officers may be facsimiles if the certificate is countersigned by a transfer agent or registered by a registrar other than the Corporation itself or its employee. If an officer who has signed or whose facsimile signature has been placed upon a certificate ceases to be an officer before the certificate is issued, it may be issued by the Corporation with the same effect as if he were the officer at the date of issue.

Section 2. Facsimile Signature. Where a certificate is signed (i) by a transfer agent or an assistant transfer agent, or (ii) by a transfer clerk acting on behalf of the Corporation and a registrar, the signature of any such Chairman, President, Vice President, Treasurer, Assistant Treasurer, Secretary, or Assistant Secretary may be a facsimile. In case any officer, transfer agent, or registrar who has signed, or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.

Section 3. Replacement of Lost or Destroyed Share Certificates. The Corporation may issue a new certificate for shares in place of a certificate alleged to have been lost or destroyed, and the Board of Directors may require the owner of the lost or destroyed certificate, or his or her legal representative, to give the Corporation a bond or other security sufficient to indemnify the Corporation against any claim that may be made against it on account of the allegedly lost or destroyed certificate or the issuance of the new certificate.

Section 4. Transfers of Stock. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment, or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

ARTICLE IX

GENERAL PROVISIONS

Section 1. Dividends. By action of the Board of Directors, the Corporation may declare and pay dividends or make other distributions as permitted by law.

Section 2. Reserves. Before payment of any dividends, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the directors shall think conducive to the interest of the Corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

Section 3. Voting Securities. Unless otherwise directed by the Board, the Chairman of the Board, or the President, or in the case of their absence or inability to act, the Vice Presidents, in such order as may be designated by the Board, shall have full power and authority on behalf of the Corporation to attend and to act and to vote, or to execute in the name or on behalf of the Corporation a consent in writing in lieu of a meeting of shareholders or a proxy authorizing an agent or attorney-in-fact for the Corporation to attend and vote, at any meetings of security holders of corporations in which the corporation may hold securities, and at such meetings such officer or such officer's duly authorized agent or attorney-in-fact shall possess and may exercise any and all rights and powers incident to the ownership of such securities which, as the owner thereof, the Corporation might have possessed and exercised if present. The Board by resolution from time to time may confer like power upon any other person or persons.

Section 4. Checks. All checks, drafts, and orders for the payment of money shall be signed in the name of the Corporation in such manner and by such officer or officers or such other person or persons as the Board of Directors shall from time to time designate for that purpose.

Section 5. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

Section 6. Contracts, Conveyances, Etc. When the execution of any contract, conveyance, or other instrument has been authorized without specification of the executing officers, the Chairman of the Board, the President, or any Vice President may execute the same in the name and on behalf of the Corporation and may affix the corporate seal thereto. The Board of Directors shall have power to designate the officers and agents who shall have authority to execute any instrument on behalf of this Corporation.

Section 7. Corporate Books and Records. The Corporation shall keep books and records of account and minutes of the proceedings of its shareholders, Board of Directors and executive committee, if any. The books, records, and minutes may be kept outside this state. The Corporation shall keep at its registered office, or at the office of its transfer agent within or without this state, records containing the names and addresses of all shareholders; the number, class and series of shares held by each; and, the dates when they respectively became holders of record. Any of such books, records, or minutes shall be in written form or in any other form capable of being converted into written form within a reasonable time. The Corporation shall convert into written form without charge any such record not in written form, unless otherwise requested by a person entitled to inspect the record.

Section 8. Seal. The corporate seal shall have inscribed thereon the name of the Corporation and the words "Corporate Seal, Michigan." The seal may be used by causing it or a facsimile thereof to be impressed, affixed, reproduced or otherwise. A seal shall not be a prerequisite for the validity or enforceability of any agreement, instrument or other document of the Corporation.

ARTICLE X

AMENDMENTS

These bylaws may be altered, amended, or repealed, in whole or in part, or new bylaws may be adopted, by the Board of Directors; provided, however, that notice of such alteration, amendment, repeal, or adoption of new bylaws be contained in the notice of such meeting of the Board of Directors. Except as otherwise required by statute, the Restated Articles of Incorporation, or these bylaws, these bylaws may be altered, amended, or repealed, in whole or in part, or new bylaws may be adopted, by the shareholders upon the affirmative vote of at least eighty percent (80%) of the total voting power of all shares of stock entitled to vote, voting together as a single class.

ANNEX C

Donaldson, Lufkin & Jenrette
Donaldson, Lufkin & Jenrette Securities Corporation
200 W. Madison Street, Suite 1800, Chicago, IL 60606-3489 (312) 345-6100

April 6, 2000

Board of Directors
Seaway Food Town, Inc.
1020 Ford Street
Maumee, OH 43537

Dear Sirs:

You have requested our opinion as to the fairness from a financial point of view to the shareholders of Seaway Food Town, Inc. (the "Company" or "Seaway") of the consideration to be received by such shareholders pursuant to the terms of the Agreement and Plan of Merger, dated as of April 6, 2000 (the "Agreement"), among the Company, Spartan Stores, Inc. ("Spartan") and Spartan Acquisition Corp. ("Merger Sub"), a wholly owned subsidiary of Spartan, pursuant to which Seaway will be merged (the "Merger") with and into Merger Sub.

Pursuant to the Agreement, after giving effect to (i) a dividend of 0.336 shares of Spartan Class A Common Stock, $2.00 par value per share ("Spartan Class A Common Stock"), payable with respect to each share of Spartan Class A Common Stock outstanding immediately prior to consummation of the Merger and (ii) the reclassification of each share of Spartan Class A Common Stock into one share of new common stock, no par value per share of Spartan ("Spartan Common Stock"), each share of common stock, no par value per share, of the Company ("Company Common Stock") will be converted, subject to certain exceptions, into the right to receive $5.00 per share in cash and one share of Spartan Common Stock.

In arriving at our opinion, we have reviewed the draft dated March 27, 2000 of the Agreement and the exhibits thereto. We also have reviewed financial and other information that was publicly available or furnished to us by the Company and Spartan including information provided during discussions with their respective managements. Included in the information provided during discussions with the respective managements were certain financial projections of the Company prepared by the management of the Company and certain financial projections of Spartan prepared by the management of Spartan. In addition, we have compared certain financial data of the Company and Spartan, and certain securities data of the Company, with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of Company Common Stock, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company and Spartan or their respective representatives, or that was otherwise reviewed by us. In particular, we have relied upon the estimates of the management of Spartan and the Company of the operating synergies achievable as a result of the Merger and upon our discussion of such synergies with the management of Spartan and the Company. With respect to the financial projections supplied to us, we have relied on representations that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company and Spartan as to the future operating and financial performance of the Company and Spartan, respectively. We have not assumed any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us. We have relied as to certain legal matters on advice of counsel to the Company.

Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We are expressing no opinion as to the price at which Spartan Common Stock will actually trade at any time, although we note that, everything else being equal, there may be downward pressure on Company Common Stock and Spartan Common Stock until Spartan Common Stock trades on a fully distributed basis following consummation of the Merger. Our opinion does not address the relative merits of the Merger and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Merger. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed transaction.

Donaldson, Lufkin & Jenrette Securities Corporation, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the consideration to be received by the shareholders of the Company pursuant to the Agreement is fair to such shareholders of the Company from a financial point of view.

Very truly yours,

DONALDSON, LUFKIN & JENRETTE
SECURITIES CORPORATION

By:/s/Kenneth A. Viellieu
Kenneth A. Viellieu
Managing Director

ANNEX D
McDonald
Investments
[Logo]

April 6, 2000

McDonald Investments Inc.,
A KeyCorp Company

250 Pearl Street N.W.
Grand Rapids, Michigan 49503

Tel: 616 732-3395
Tel: 888 718-6919
Fax: 616 732-3394

The Board of Directors
Spartan Stores, Inc.
850 76th Street SW
P.O. Box 8700
Grand Rapids, MI 49518-8700

Members of the Board:

You have requested our opinion (the "Opinion") as to the fairness, from a financial point of view, of the consideration (the "Consideration") to be received by the holders (the "Holders") of the issued and outstanding shares of Common Stock, without par value (the "Common Stock"), of Seaway Food Town, Inc. ("Seaway") pursuant to the terms of the Agreement and Plan of Merger, dated April 6, 2000 (the "Agreement"), by and among Spartan Stores, Inc. ("Spartan" or the "Company"), Spartan Acquisition Corp., a wholly owned subsidiary of the Company ("MergerSub"), and the Holders and Seaway, pursuant to which Seaway will be merged (the "Transaction") with and into MergerSub.

You have advised us that, pursuant to the Agreement, each share of Common Stock will be converted into the right to receive, and become exchangeable for, (i) $5 in cash (the "Cash Consideration") and (ii) one (1) fully paid and nonassessable share (the "Stock Consideration") of Spartan's common stock, no par value ("Spartan Common Stock"). The Stock Consideration and Cash Consideration are collectively referred to herein as the "Merger Consideration."

Spartan will declare a dividend (the "Spartan Stock Dividend") payable immediately prior to the closing date of the Transaction (the "Closing Date") to all holders of record of Spartan Class A Common Stock as of record date one day prior to Closing Date, of shares of Spartan Class A Common Stock. The Spartan Stock Dividend shall not be payable with respect to any shares of Spartan Class A Common Stock owned by Seaway or any of its subsidiaries or held by Spartan as treasury shares. The aggregate number of shares of Spartan Class A Common Stock issued in the Spartan Stock Dividend shall be a number sufficient to cause the holders of the Spartan Class A Common Stock immediately prior to the Closing Date (excluding for this purpose any shares of Spartan Class A Common Stock held by Seaway or held by Spartan as treasury shares) to own, immediately after the Closing Date, sixty-six and one-half percent (66.5%) of the shares of Spartan Class A Common Stock outstanding immediately after the Closing Date. As such, it is expected that Spartan's shareholders will receive an additional 0.336 shares of Spartan Common Stock for each share of Spartan Common Stock held.

McDonald Investments Inc. ("McDonald"), as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. McDonald has had an investment banking relationship with the Company and has been involved in negotiating the price and terms of the Transaction.

In rendering the Opinion, we have made such reviews and analyses as we have deemed necessary. Among other things, we have reviewed and analyzed the following information:

(i) a draft of the Agreement, dated April 6, 2000, which we understand to be in substantially final form;

(ii) financial and other information that was publicly available or furnished to us by the Company and Seaway including the Company's and Seaway's audited financial statements for each of the last five fiscal years and quarterly financial statements for the latest date available;

(iii) certain other internal information, primarily financial in nature, including projections, concerning the business and operations of the Company and Seaway furnished to us by the Company and Seaway for purposes of our analysis. Included in the information provided during discussions with respective managements were certain financial projections of the Company for the periods beginning April 1, 1999 and ending March 31, 2004 prepared by management of the Company and certain financial projections of Seaway for the period beginning September 1, 1999 and ending August 31, 2004 prepared by management and the financial advisors of Seaway;

(iv) certain publicly available information with respect to certain other companies that we believe to be comparable to the Company and the trading markets for certain of such other companies' securities;

(v) certain publicly available information concerning the nature and terms of certain other transactions that we consider relevant to our inquiry; and

(vi) data and explanations discussed during interviews with the Company's and Seaway's senior management team.

We also considered such other data and information we believed to be necessary to render the Opinion.

In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided us or publicly available and have assumed and relied upon the representations and warranties of the Company and Seaway contained in the Agreement. We have not been engaged to, and have not independently attempted to, verify any of such information. We have also relied upon the management of the Company and Seaway as to the reasonableness of the financial and operating projections (and the assumptions and bases therefore) provided to us and, with your consent, we have assumed that such projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of such respective managements as to the matters covered thereby. We have not been engaged to assess the achievability of such projections or the assumptions on which they were based and express no view as to such projections or assumptions. In addition, we have not conducted an appraisal of any of the assets, properties or facilities of the Company or Seaway nor have we been furnished with any such evaluation or appraisal. We have also assumed that the conditions to the Transaction as set forth in the Agreement would be satisfied and that the Transaction would be consummated on a timely basis in the manner contemplated by the Agreement.

It should be noted that this opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof and does not address any matters subsequent to such date, including the value of the Company's Common Stock. In addition, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, of the Merger Consideration to be paid by Spartan pursuant to the Agreement and does not address the Company's underlying business decision to effect the Transaction or any other terms of the Transaction.

We have acted as financial advisor to the Company in connection with the Transaction and will receive from the Company a fee for our services, all of which is contingent upon the consummation of the Transaction. The Company has agreed to indemnify us under certain circumstances.

It is understood that this opinion was prepared for the confidential use of the Board of Directors and senior management of the Company and may not be disclosed, summarized, excerpted from or otherwise publicly referred to without our prior written consent. Our opinion is directed to the Board of Directors and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote at the stockholders' meeting held in connection with the Transaction.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof, after giving effect to the distribution of the Spartan Stock Dividend to the Spartan Shareholders, the Merger Consideration is fair, from a financial point of view, to Spartan.

Very truly yours,

/s/McDonald Investments, Inc.

McDONALD INVESTMENTS INC.

ANNEX E

OHIO DISSENTERS' RIGHTS STATUTE

Section 1701.85 Dissenting shareholder's demand for fair cash value of shares.

(A) (1) A shareholder of a domestic corporation is entitled to relief as a dissenting shareholder in respect of the proposals described in sections 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.

(2) If the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder shall be a record holder of the shares of the corporation as to which he seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares shall not not [**sic**] have been voted in favor of the proposal. Not later than ten days after the date on which the vote on the proposal was taken at the meeting of the shareholders, the dissenting shareholder shall deliver to the corporation a written demand for payment to him of the fair cash value of the shares as to which he seeks relief, which demand shall state his address, the number and class of such shares, and the amount claimed by him as the fair cash value of the shares.

(3) The dissenting shareholder entitled to relief under division (C) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.80 of the Revised Code and a dissenting shareholder entitled to relief under division (E) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.801 [1701.80.1] of the Revised Code shall be a record holder of the shares of the corporation as to which he seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within twenty days after he has been sent the notice provided in section 1701.80 or 1701.801 [1701.80.1] of the Revised Code, the dissenting shareholder shall deliver to the corporation a written demand for payment with the same information as that provided for in division (A)(2) of this section.

(4) In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new entity, whether the demand is served before, on, or after the effective date of the merger or consolidation.

(5) If the corporation sends to the dissenting shareholder, at the address specified in his demand, a request for the certificates representing the as to which he seeks relief, the dissenting shareholder, within fifteen days from the date of the sending of such request, shall deliver to the corporation the certificates requested so that the corporation may forthwith endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation promptly shall return such endorsed certificates to the dissenting shareholder. A dissenting shareholder's failure to deliver such certificates terminates his rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to the dissenting shareholder within twenty days after the lapse of the fifteen-day period, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of such shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation of the demand for payment in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued for the shares shall bear the legend required for certificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only such rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. A request under this paragraph, by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

(B) Unless the corporation and the dissenting shareholder have come to an agreement on the fair cash value per share of the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder or the corporation, which in case of a merger or consolidation may be the surviving or new entity, within three months after the service of the demand by the dissenting shareholder, may file a complaint in the court of common pleas of the county in which the principal office of the corporation that issued the shares is located or was located when the proposal was adopted by the shareholders of the corporation, or, if the proposal was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within that three-month period, may join as plaintiffs or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The complaint shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to such a complaint is required. Upon the filing of such a complaint, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served or substituted service is required to be made in other cases. On the day fixed for the hearing on the complaint or any adjournment of it, the court shall determine from the complaint and from such evidence as is submitted by either party whether the dissenting shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the dissenting shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have such power and authority as is specified in the order of their appointment. The court thereupon shall make a finding as to the fair cash value of a share and shall render judgment against the corporation for the payment of it, with interest at such rate and from such date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. The proceeding is a special proceeding and final orders in it may be vacated, modified, or reversed on appeal pursuant to the Rules of Appellate Procedure and, to the extent not in conflict with those rules, Chapter 2505. of the Revised Code. If, during the pendency of any proceeding instituted under this section, a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in division (D) of this section is applicable, the fair cash value of the shares that is agreed upon by the parties or fixed under this section shall be paid within thirty days after the date of final determination of such value under this division, the effective date of the amendment to the articles, or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event, payment shall be made immediately to a holder of uncertificated securities entitled to such payment. In the case of holders of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which the payment is made.

(C) If the proposal was required to be submitted to the shareholders of the corporation, fair cash value as to those shareholders shall be determined as of the day prior to the day on which the vote by the shareholders was taken and, in the case of a merger pursuant to section 1701.80 or 1701.801 [1701.80.1] of the Revised Code, fair cash value as to shareholders of a constituent subsidiary corporation shall be determined as of the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share for the purposes of this section is the amount that a willing seller who is under no compulsion to sell would be willing to accept and that a willing buyer who is under no compulsion to purchase would be willing to pay, but in no event shall the fair cash value of a share exceed the amount specified in the demand of the particular shareholder. In computing such fair cash value, any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders shall be excluded.

(D) (1) The right and obligation of a dissenting shareholder to receive such fair cash value and to sell such shares as to which he seeks relief, and the right and obligation of the corporation to purchase such shares and to pay the fair cash value of them terminates if any of the following applies:

(a) The dissenting shareholder has not complied with this section, unless the corporation by its directors waives such failure;

(b) The corporation abandons the action involved or is finally enjoined or prevented from carrying it out, or the shareholders rescind their adoption of the action involved;

(c) The dissenting shareholder withdraws his demand, with the consent of the corporation by its directors;

(d) The corporation and the dissenting shareholder have not come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation has filed or joined in a complaint under division (B) of this section within the period provided in that division.

(2) For purposes of division (D)(1) of this section, if the merger or consolidation has become effective and the surviving or new entity is not a corporation, action required to be taken by the directors of the corporation shall be taken by the general partners of a surviving or new partnership or the comparable representatives of any other surviving or new entity.

(E) From the time of the dissenting shareholder's giving of the demand until either the termination of the rights and obligations arising from it or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon shares of such class or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for the suspension, would have been payable upon such shares or securities, shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated other than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which, except for the suspension, would have been made shall be made to the holder of record of the shares at the time of termination.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 209 of the Michigan Business Corporation Act, as amended (the "MBCA"), sets forth that a corporation's articles of incorporation may provide that, except for certain liabilities, a director will not be personally liable to the corporation or its shareholders for monetary damages for a breach of the director's fiduciary duty. In addition, Sections 561 to 571 of the MBCA set forth circumstances under which directors, officers, employees or agents of a corporation may be indemnified or insured against any liability that they may incur in such capacities.

As discussed elsewhere in this Registration Statement on Form S-4, at Spartan Stores' annual meeting of shareholders, the shareholders will vote on a proposal to approve and adopt certain amendments to Spartan Stores' articles of incorporation and bylaws. The following is written as if those amendments have already been adopted and approved.

Article VII of Spartan Stores' articles of incorporation provides that a director of Spartan Stores will not be personally liable to Spartan Stores or its shareholders for monetary damages for any breach or omission as a director, except that liability is not limited for: (1) the amount of a financial benefit received by a director to which he or she is not entitled, (2) intentional infliction of harm on Spartan Stores or its shareholders, (3) a violation of Section 555(1) of the MBCA (concerning unlawful dividends, distributions and loans), and (4) an intentional criminal act.

Michigan law permits, and Article VI of the Spartan Stores' articles requires, indemnification of Spartan Stores' directors and executive officers in a variety of circumstances, which may include liabilities under the Securities Act of 1933, as amended. The articles provide that directors and executive officers shall be indemnified as of right, and shall be entitled to the advancement of expenses, to the fullest extent now or hereafter permitted by law in connection with any threatened, pending, or completed civil, criminal, administrative, or investigative action, suit, or proceeding arising out of their service to Spartan Stores or one of its subsidiaries, or to another organization at the request of Spartan Stores or one of its subsidiaries. Persons who are not directors or executive officers Spartan Stores may be similarly indemnified in respect of such service to the extent authorized at any time by Spartan Stores' board of directors. Furthermore, the articles provides that Spartan Stores may purchase and maintain insurance to protect itself and any such director, officer, or other person against any liability asserted against him or her and incurred by him or her in respect of such service, whether or not Spartan Stores would have the power to indemnify him or her against such liability by law or under its articles of incorporation.

Spartan Stores' bylaws contain extensive provisions concerning indemnification. Among other things, the bylaws provide that Spartan Stores may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding (other than an action by or in the right of Spartan Stores), by reason of the fact that the person is or was a director, officer, employee, or agent of Spartan Stores or is or was serving at the request of Spartan Stores as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation or other entity, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Spartan Stores or its shareholders and, with respect to a criminal action or proceeding, the person had no reasonable cause to believe his or her conduct was unlawful. With respect to actions by or in the right of Spartan Stores, the bylaws provide that Spartan Stores may indemnify any person who was or is a party or is threatened to be made a party to any such proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Spartan Stores or its shareholders; however, indemnification is not allowed with respect to a claim, issue, or matter in which the person shall have been found liable to Spartan Stores, except to the extent authorized by statute. The bylaws also contain provisions concerning the manner is which the board determines whether a person is entitled to indemnification, the advancement of expenses, other indemnification agreements, insurance and certain definitions and interpretive provisions.

Item 21. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number	Document
2.1*	Agreement and Plan of Merger dated as of April 6, 2000, by and between Spartan Stores, Inc., Spartan Acquisition Corp. and Seaway Food Town, Inc. Incorporated by reference to Annex A to the prospectus and joint proxy statement contained in this Registration Statement on Form S-4.
2.2	Asset Purchase Agreement dated March 5, 1999 by and between Glen's Market, Inc., Catt's Realty Co. and Glen's Pharmacy, Inc. as Sellers and Valuland, Inc. as Buyer and joined in by certain shareholders of Sellers as the Shareholders and by Universal Land Company as the Real Estate Company and by Spartan Stores, Inc. as the Parent of the Buyer. Previously filed as an exhibit to the Registrant's Current Report on Form 8-K dated June 3, 1999. Here incorporated by reference.
2.3	Amendment to Asset Purchase Agreement made as of May 19, 1999, by and between Valuland, Inc. and Glen's Market, Inc., Catt's Realty Co. and Glen's Pharmacy, Inc. Previously filed as an exhibit to the Registrant's Current Report on Form 8-K dated June 3, 1999. Here incorporated by reference.
3.1**	Restated Articles of Incorporation of Spartan Stores, Inc. Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 27, 1999. Here incorporated by reference.
3.2	Certificate of Amendment to Articles of Incorporation of Spartan Stores, Inc. Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 28, 1998. Here incorporated by reference.
3.3	Proposed Amended and Restated Articles of Incorporation of Spartan Stores, Inc. Incorporated by reference to Annex B to the prospectus and joint proxy statement contained in this Registration Statement on Form S-4.
3.4**	Bylaws of Spartan Stores, Inc.
3.5	Proposed Amended and Restated Bylaws of Spartan Stores, Inc. Incorporated by reference to Annex B to the prospectus and joint proxy statement contained in this Registration Statement on Form S-4.
4.1**	Articles III, V, VI and IX of the Restated Articles of Incorporation--Included in Exhibit 3.1 and Exhibit 3.2 and incorporated herein by reference.
4.2	Articles IV, V, VIII, IX, X, XII and XIII of the Proposed Amended and Restated Articles of Incorporation of Spartan Stores, Inc. Incorporated by reference to Annex B to the prospectus and joint proxy statement contained in this Registration Statement on Form S-4.
4.3**	Articles II, III, IV, VII, VIII and IX of the Bylaws--Included in Exhibit 3.4 and incorporated herein by reference.
4.4	Articles II, III and X of the Proposed Amended and Restated Bylaws of Spartan Stores, Inc. Incorporated by reference to Annex B to the prospectus and joint proxy statement contained in this Registration Statement on Form S-4.
4.5**	Form of Spartan Stores, Inc. Stock Subscription Agreement--Shareholder Customers.
4.6**	Form of Spartan Stores, Inc. Customer Agreement.
4.7	Form of Spartan Stores, Inc. Class A Common Stock Certificate.
5*	Opinion and Consent of Warner Norcross & Judd LLP.
8*	Opinion of Warner Norcross & Judd LLP regarding certain tax matters.

Exhibit Number	Document
10.1**	Warehouse Lease Agreement, dated October 14, 1975, between Connecticut Mutual Life Insurance Company and Spartan Stores, Inc.
10.2***	Spartan Stores, Inc. 1991 Stock Bonus Plan. Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 29, 1997. Here incorporated by reference.
10.3***	Spartan Stores, Inc. 1991 Stock Option Plan as amended. Previously filed as an exhibit to the Registrant's Form S-1 Registration Statement filed July 23, 1993. Here incorporated by reference.
10.4***	Spartan Stores, Inc. 1991 Associate Stock Purchase Plan. Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 29, 1997. Here incorporated by reference.
10.5***	Spartan Stores, Inc. Supplemental Executive Retirement Plan. Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 27, 1999. Here incorporated by reference.
10.6	Warehouse Lease Agreement, dated November 8, 1993, between Walker Realty Co. and J.F. Walker Company, Inc. Previously filed as an exhibit to the Registrant's Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 filed March 16, 1994. Here incorporated by reference.
10.7***	Employment Agreement, dated August 14, 1996, between Spartan Stores, Inc. and James B. Meyer. Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 29, 1997. Here incorporated by reference.
10.8***	Spartan Stores, Inc. Long-Term Incentive Plan. Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 28, 1998. Here incorporated by reference.
10.9***	Spartan Stores, Inc. Annual Incentive Plan. Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 28, 1998. Here incorporated by reference.
10.10	Credit Agreement dated as of March 18, 1999 among Spartan Stores, Inc., ABN AMRO Bank N.V., as Arranger, Syndication Agent and Collateral Agent, Michigan National Bank, as Co-Arranger and Administrative Agent, and NBD Bank, as Document Agent. Previously filed as an exhibit to the Registrant's Current Report on Form 8-K dated June 3, 1999. Here incorporated by reference.
10.11***	Form of Executive Severance Agreement between Spartan Stores, Inc. and certain executive officers. Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 27, 1999. Here incorporated by reference.
10.12***	Executive Severance Agreement dated February 23, 1999 between Spartan Stores, Inc. and James B. Meyer. Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 27, 1999. Here incorporated by reference.
21	Subsidiaries of the Registrant.
23.1	Consent of Warner Norcross & Judd LLP. The Opinion and Consent is included in Exhibit 5 and Exhibit 8 and here incorporated by reference.
23.2	Consent of Deloitte & Touche LLP.
23.3	Consent of Ernst & Young LLP.
24	Powers of Attorney.
99.1*	Notice of Annual Meeting of Shareholders of Spartan Stores, Inc.
99.2*	Notice of Special Meeting of Shareholders of Seaway Food Town, Inc.
99.3*	Form of Proxy Card for Seaway Food Town, Inc.
99.4*	Form of Proxy Card for Spartan Stores, Inc.
99.5*	Voting Agreement between Spartan Stores, Inc. and certain shareholders of Seaway Food Town, Inc.

Exhibit Number	Document
99.6*	Voting Agreement between Seaway Food Town, Inc. and certain directors of Spartan Stores, Inc.
99.7*	Voting Agreement between Seaway Food Town, Inc. and certain officers of Spartan Stores, Inc.
99.8*	Form of Seaway Affiliate's Agreement and List of Parties.
99.9*	Form of Spartan Stores Affiliate's Agreement and List of Parties.

---

* Filed herewith.

** Previously filed as an exhibit to the Registrant's Form S-1 Registration Statement filed July 18, 1991. Here incorporated by reference.

*** These documents are management contracts or compensation plans or arrangements required to be filed as exhibits to this Registration Statement.

(b) Financial Statement Schedules. Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 27, 1999. Here incorporated by reference.

Schedule	Document
II	Valuation and Qualifying Accounts

Item 22. Undertakings.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus shall contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The undersigned registrant undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant shall, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and shall be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

The undersigned registrant hereby undertakes: (i) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (A) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (B) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (C) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; (ii) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and (iii) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Grand Rapids, State of Michigan, on May 12, 2000.

SPARTAN STORES, INC.
(Registrant)

By/s/James B. Meyer
James B. Meyer
President, Chief Executive Officer and
Director (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
*/s/Russell H. VanGilder, Jr. Russell H. VanGilder, Jr.	Chairman of the Board and Director	May 12, 2000
*/s/Roger L. Boyd Roger L. Boyd	Director	May 12, 2000
*/s/James G. Buick James G. Buick	Director	May 12, 2000
*/s/John S. Carton John S. Carton	Director	May 12, 2000
*/s/Alex J. DeYonker Alex J. DeYonker	Director	May 12, 2000
*/s/Parker T. Feldpausch Parker T. Feldpausch	Vice Chairman of the Board and Director	May 12, 2000
*/s/Martin P. Hill Martin P. Hill	Director	May 12, 2000

Signature	Title	Date
/*/s/Dan R. Prevo Dan R. Prevo	Director	May 12, 2000
/s/David M. Staples David M. Staples	Vice President Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	May 12, 2000
*By/s/James B. Meyer James B. Meyer, Attorney-in Fact		May 12, 2000

EXHIBIT INDEX

Exhibit Number	Document
2.1*	Agreement and Plan of Merger dated as of April 6, 2000, by and between Spartan Stores, Inc., Spartan Acquisition Corp. and Seaway Food Town, Inc. Incorporated by reference to Annex A to the prospectus and joint proxy statement contained in this Registration Statement on Form S-4.
2.2	Asset Purchase Agreement dated March 5, 1999 by and between Glen's Market, Inc., Catt's Realty Co. and Glen's Pharmacy, Inc. as Sellers and Valuland, Inc. as Buyer and joined in by certain shareholders of Sellers as the Shareholders and by Universal Land Company as the Real Estate Company and by Spartan Stores, Inc. as the Parent of the Buyer. Previously filed as an exhibit to the Registrant's Current Report on Form 8-K dated June 3, 1999. Here incorporated by reference.
2.3	Amendment to Asset Purchase Agreement made as of May 19, 1999, by and between Valuland, Inc. and Glen's Market, Inc., Catt's Realty Co. and Glen's Pharmacy, Inc. Previously filed as an exhibit to the Registrant's Current Report on Form 8-K dated June 3, 1999. Here incorporated by reference.
3.1**	Restated Articles of Incorporation of Spartan Stores, Inc. Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 27, 1999. Here incorporated by reference.
3.2	Certificate of Amendment to Articles of Incorporation of Spartan Stores, Inc. Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 28, 1998. Here incorporated by reference.
3.3	Proposed Amended and Restated Articles of Incorporation of Spartan Stores, Inc. Incorporated by reference to Annex B to the prospectus and joint proxy statement contained in this Registration Statement on Form S-4.
3.4**	Bylaws of Spartan Stores, Inc.
3.5	Proposed Amended and Restated Bylaws of Spartan Stores, Inc. Incorporated by reference to Annex B to the prospectus and joint proxy statement contained in this Registration Statement on Form S-4.
4.1**	Articles III, V, VI and IX of the Restated Articles of Incorporation--Included in Exhibit 3.1 and Exhibit 3.2 and incorporated herein by reference.
4.2	Articles IV, V, VIII, IX, X, XII and XIII of the Proposed Amended and Restated Articles of Incorporation of Spartan Stores, Inc. Incorporated by reference to Annex B to the prospectus and joint proxy statement contained in this Registration Statement on Form S-4.
4.3**	Articles II, III, IV, VII, VIII and IX of the Bylaws--Included in Exhibit 3.4 and incorporated herein by reference.
4.4	Articles II, III and X of the Proposed Amended and Restated Bylaws of Spartan Stores, Inc. Incorporated by reference to Annex B to the prospectus and joint proxy statement contained in this Registration Statement on Form S-4.
4.5**	Form of Spartan Stores, Inc. Stock Subscription Agreement--Shareholder Customers.
4.6**	Form of Spartan Stores, Inc. Customer Agreement.
4.7	Form of Spartan Stores, Inc. Class A Common Stock Certificate.
5*	Opinion and Consent of Warner Norcross & Judd LLP.
8*	Opinion of Warner Norcross & Judd LLP regarding certain tax matters.
10.1**	Warehouse Lease Agreement, dated October 14, 1975, between Connecticut Mutual Life Insurance Company and Spartan Stores, Inc.
10.2***	Spartan Stores, Inc. 1991 Stock Bonus Plan. Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 29, 1997. Here incorporated by reference.

Exhibit Number	Document
10.3***	Spartan Stores, Inc. 1991 Stock Option Plan as amended. Previously filed as an exhibit to the Registrant's Form S-1 Registration Statement filed July 23, 1993. Here incorporated by reference.
10.4***	Spartan Stores, Inc. 1991 Associate Stock Purchase Plan. Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 29, 1997. Here incorporated by reference.
10.5***	Spartan Stores, Inc. Supplemental Executive Retirement Plan. Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 27, 1999. Here incorporated by reference.
10.6	Warehouse Lease Agreement, dated November 8, 1993, between Walker Realty Co. and J.F. Walker Company, Inc. Previously filed as an exhibit to the Registrant's Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 filed March 16, 1994. Here incorporated by reference.
10.7***	Employment Agreement, dated August 14, 1996, between Spartan Stores, Inc. and James B. Meyer. Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 29, 1997. Here incorporated by reference.
10.8***	Spartan Stores, Inc. Long-Term Incentive Plan. Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 28, 1998. Here incorporated by reference.
10.9***	Spartan Stores, Inc. Annual Incentive Plan. Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 28, 1998. Here incorporated by reference.
10.10	Credit Agreement dated as of March 18, 1999 among Spartan Stores, Inc., ABN AMRO Bank N.V., as Arranger, Syndication Agent and Collateral Agent, Michigan National Bank, as Co-Arranger and Administrative Agent, and NBD Bank, as Document Agent. Previously filed as an exhibit to the Registrant's Current Report on Form 8-K dated June 3, 1999. Here incorporated by reference.
10.11***	Form of Executive Severance Agreement between Spartan Stores, Inc. and certain executive officers. Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 27, 1999. Here incorporated by reference.
10.12***	Executive Severance Agreement dated February 23, 1999 between Spartan Stores, Inc. and James B. Meyer. Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 27, 1999. Here incorporated by reference.
21	Subsidiaries of the Registrant.
23.1	Consent of Warner Norcross & Judd LLP. The Opinion and Consent is included in Exhibit 5 and Exhibit 8 and here incorporated by reference.
23.2	Consent of Deloitte & Touche LLP.
23.3	Consent of Ernst & Young LLP.
24	Powers of Attorney.
99.1*	Notice of Annual Meeting of Shareholders of Spartan Stores, Inc.
99.2*	Notice of Special Meeting of Shareholders of Seaway Food Town, Inc.
99.3*	Form of Proxy Card for Seaway Food Town, Inc.
99.4*	Form of Proxy Card for Spartan Stores, Inc.
99.5*	Voting Agreement between Spartan Stores, Inc. and certain shareholders of Seaway Food Town, Inc.
99.6*	Voting Agreement between Seaway Food Town, Inc. and certain directors of Spartan Stores, Inc.
99.7*	Voting Agreement between Seaway Food Town, Inc. and certain officers of Spartan Stores, Inc.
99.8*	Form of Seaway Affiliate's Agreement and List of Parties.

Exhibit Number	Document
99.9*	Form of Spartan Stores Affiliate’s Agreement and List of Parties.

* Filed herewith.

** Previously filed as an exhibit to the Registrant's Form S-1 Registration Statement filed July 18, 1991. Here incorporated by reference.

*** These documents are management contracts or compensation plans or arrangements required to be filed as exhibits to this Registration Statement.